Exhibit 99.1
Tuya Inc. Supplemental and Updated Disclosures
Tuya Inc. (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong King Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (the “Listing”) of its Class A ordinary shares (the “Shares”), with a par value of US$0.00005 each, on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering (together, the “Offering”) of the Shares.
The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures furnished on Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Application.
There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to implement our growth strategies; the success of operating initiatives, including advertising and promotional efforts and new product and service development by us and our competitors; our ability to develop and apply our technologies to support and expand our product and service offerings; our ability to compete and conduct our business in the future; the expected growth of the IoT PaaS and SaaS industries in China and globally; the availability of qualified personnel and the ability to retain such personnel; competition in the IoT PaaS and SaaS industries; the COVID-19 pandemic and government measures taken in response thereto; changes in government policies and regulations; general economic, political, demographic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with the Company’s annual report on Form 20-F and other documents we filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

RECENT DEVELOPMENTS
The following section sets forth certain recent developments that have been updated and/or supplemented in the Listing Application.
We expect to incur an increasing forecast net loss in 2022, as we expect to continue to devote significant resources to research and development activities, continue to incur substantial sales and marketing expenses to acquire and retain customers and enhance our brand awareness, and continue to incur substantial general and administrative expenses including those associated with operating as a public company and the proposed Global Offering. We may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. Additionally, we may not be able to achieve profitability within the next three to five years. See “Business — Business Sustainability” for a detailed discussion of our historical loss-making position and path to future profitability.
Business Developments for the First Quarter of 2022
The following sets forth certain operating metrics for the periods or as of the dates indicated:
•
Total number of customers.   In the first quarter of 2022, the total number of customers was approximately 3,900.

•
Number of IoT PaaS customers.   In the first quarter of 2022, we had approximately 2,600 IoT PaaS customers.

•
Number of premium IoT PaaS customers.   We had 303 premium IoT PaaS customers for the trailing 12-month period ended March 31, 2022. In the first quarter of 2022, our premium IoT PaaS customers contributed approximately 85.6% of IoT PaaS revenue.

•
Dollar-based net expansion rate for IoT PaaS.   Our dollar-based net expansion rate for IoT PaaS for the trailing 12 months ended March 31, 2022 remained at a relatively healthy level of 122%, indicating our ability to expand customers’ usage of the Tuya platform over time and generate revenue growth from existing customers during such period.

•
Number of registered IoT device and software developers.   We had a community of over 582,000 registered IoT device and software developers as of March 31, 2022, representing an increase of 14.1% from approximately 510,000 registered IoT device and software developers as of December 31, 2021.

See “Financial Information — Key Operating Metrics” for more information about how these operating metrics are calculated.

Financial Results for the First Quarter of 2022
Summary Consolidated Statements of Comprehensive Loss
The table below sets forth our summary unaudited condensed consolidated statements of comprehensive loss for the periods indicated.
	For the three months ended March 31,
	2021	2022
	(US$ in thousands)
	(Unaudited)	(Unaudited)
Revenue	56,868	55,324
Cost of revenue	(33,485)	(32,504)
Gross profit	23,383	22,820
Operating expenses:
Research and development expenses(1)	(34,709)	(47,588)
Sales and marketing expenses(1)	(16,412)	(15,278)
General and administrative expenses(1)	(16,062)	(18,030)
Other operating incomes, net	2,523	2,594
Total operating expenses	(64,660)	(78,302)
Loss from operations	(41,277)	(55,482)
Other income/(loss)
Other non-operating incomes, net	—	653
Financial income, net	1,095	121
Foreign exchange loss, net	(325)	(101)
Loss before income tax expense	(40,507)	(54,809)
Income tax expense	(26)	(144)
Net loss	(40,533)	(54,953)
Net loss attributable to Tuya Inc.	(40,533)	(54,953)
Net loss attributable to ordinary shareholders	(40,533)	(54,953)
Net loss	(40,533)	(54,953)
Other comprehensive (loss)/income Foreign currency translation	(371)	649
Total comprehensive loss attributable to Tuya Inc.	(40,904)	(54,304)

Note:
(1)
Includes share-based compensation expenses as follows:

	For the three months ended March 31,
	2021	2022
	(US$ in thousands)
	(Unaudited)	(Unaudited)
Research and development expenses	3,845	4,130
Sales and marketing expenses	2,139	1,653
General and administrative expenses	10,798	11,873
Total	16,782	17,656

Non-GAAP Financial Measure
Adjusted loss (non-GAAP financial measure) represents net loss excluding share-based compensation expenses, which are non-cash in nature. The table below sets forth a reconciliation of our net loss to adjusted loss (non-GAAP financial measure) for the periods indicated. Share-based compensation expenses relate to the share-based awards that we grant to employees and directors.
	For the three months ended March 31,
	2021	2022
	(US$ in thousands)
	(Unaudited)	(Unaudited)
Net loss	(40,533)	(54,953)
Adjustment:
Share-based compensation expenses	16,782	17,656
Adjusted loss (non-GAAP financial measure)	(23,751)	(37,297)
We recorded adjusted loss (non-GAAP financial measure) of US$23.8 million and US$37.3 million, respectively, in the first quarter of 2021 and 2022, primarily because we have been focused on expanding our IoT cloud development platform, growing our customer base and fostering our developer community, rather than seeking immediate financial returns or profitability, in order to lay a solid foundation for our long-term growth. See “Business — Business Sustainability” for a detailed discussion of our historical loss-making position and path to future profitability.
Revenue
The following table sets forth a breakdown of our revenue by products and services for the periods indicated.
	For the three months ended March 31,
	2021	2022
	(US$ in thousands)
	(Unaudited)	(Unaudited)
IoT PaaS	49,778	41,774
Smart device distribution	4,758	7,797
SaaS and others	2,332	5,753
	56,868	55,324
Total revenue slightly decreased by 2.7% from US$56.9 million in the first quarter of 2021 to US$55.3 million in the same period of 2022, mainly due to the decrease in IoT PaaS revenue, partially offset by the increases in SaaS and others revenue and smart device distribution revenue.
•
IoT PaaS revenue decreased by 16.1% from US$49.8 million in the first quarter of 2021 to US$41.8 million in the same period of 2022, primarily because our customers became more prudent in their purchases in light of the continued global inflations which weakened the willingness to purchase discretionary consumer products as well as the purchase power of end users. The decrease was also due to the preventive measures taken across multiple regions in China against recurrence of COVID-19 outbreak, which has affected our selling and operating activities, including our delivery and the acceptance by customers of our products.

•
SaaS and others revenue increased by 146.7% from US$2.3 million in the first quarter of 2021 to US$5.8 million in the same period of 2022, maintaining a robust growth momentum. The growth was mainly driven by (i) an increase in revenues from the Industry SaaS business driven by acquisition of new customers and expanded deployment of Industry SaaS by existing customers, and (ii) an increase in revenues from value-added services that we offer to customers.

•
Smart device distribution revenue increased by 63.9% from US$4.8 million in the first quarter of 2021 to US$7.8 million in the same period of 2022. We offer smart device distribution services mainly to save customers, primarily brands and system integrators who purchase finished smart devices, from dealing with multiple OEMs. Changes in our smart distribution revenues between periods are primarily due to the varying timing and amounts of customer demands and purchases.

Cost of revenue
Our cost of revenue slightly decreased by 2.9% from US$33.5 million in the first quarter of 2021 to US$32.5 million in the same period of 2022, in line with the decrease of our total revenue.
Gross profit and gross margin
Our gross profit decreased by 2.4% from US$23.4 million in the first quarter of 2021 to US$22.8 million in the same period of 2022. Our gross margin was 41.1% and 41.2% in the first quarter of 2021 and 2022, respectively.
•
IoT PaaS gross margin increased from 41.7% in the first quarter of 2021 to 42.3% in the same period of 2022 and remained relatively stable over the past quarters, primarily due to our effective implementation of pricing and cost management and efficiency improvement initiatives.

•
SaaS and others gross margin was 75.1% and 77.1% in the first quarter of 2021 and 2022, respectively.

•
Smart device distribution gross margin was 18.6% and 9.1% in the first quarter of 2021 and 2022, respectively. The change in smart device distribution gross margin was mainly due to normal fluctuations caused by different customer mix, as margin profiles vary across our smart device customers, and variable timing and amount of customer purchases.

Research and development expenses
Research and development expenses increased by 37.1% from US$34.7 million in the first quarter of 2021 to US$47.6 million in the same period of 2022, primarily due to (i) the increase in share-based compensation expenses from US$3.8 million in the first quarter of 2021 to US$4.1 million in the same period of 2022, (ii) the increase in employee-related costs due to the addition of experienced research and development personnel and (iii) the increase in cloud infrastructure expenses.
Sales and marketing expenses
Our sales and marketing expenses decreased by 6.9% from US$16.4 million in the first quarter of 2021 to US$15.3 million in the same period of 2022, primarily due to (i) the decrease in share-based compensation expenses from US$2.1 million in the first quarter of 2021 to US$1.7 million in the same period of 2022 and (ii) the decrease in our marketing spending due to the recurrence of the COVID-19 outbreak.
General and administrative expenses
Our general and administrative expenses increased by 12.3% from US$16.1 million in the first quarter of 2021 to US$18.0 million in the same period of 2022, primarily due to (i) the increase in share-based compensation expenses from US$10.8 million in the first quarter of 2021 to US$11.9 million in the same period of 2022, and (ii) the increase in employee-related costs.
Other operating incomes, net
Our other operating incomes, net, in the first quarter of 2022 were US$2.6 million, primarily due to the receipt of software value-added tax refund and various general subsidies for enterprises.
Other income
We generated other income of US$0.8 million and US$0.7 million in the first quarter of 2021 and 2022, respectively.

Income tax expense
We had an income tax expense of US$26 thousand and US$144 thousand in the first quarter of 2021 and 2022, respectively.
Net loss
As a result of the foregoing, we recorded net loss of US$40.5 million and US$55.0 million in the first quarter of 2021 and 2022, respectively.
Net current assets and liabilities
The table below sets forth our current assets and current liabilities as of the dates indicated.
	As of December 31,	As of March 31,
	2021	2022
	(US$ in thousands)
		(Unaudited)
Current assets
Cash and cash equivalents	963,938	743,709
Restricted cash	638	1,129
Short-term investments	102,134	240,451
Accounts receivable, net	32,701	29,874
Notes receivable	1,393	2,659
Inventories, net	62,582	65,153
Prepayments and other current assets	27,882	23,883
Total current assets	1,191,268	1,106,858
Current Liabilities
Accounts payable	12,212	10,327
Advance from customers	31,088	31,736
Deferred revenue, current	9,254	8,474
Accruals and other current liabilities	50,847	31,707
Lease liabilities, current	5,697	5,607
Total current liabilities	109,098	87,851
Net current assets	1,082,170	1,019,007
Our net current assets decreased from US$1,082.2 million as of December 31, 2021 to US$1,019.0 million as of March 31, 2022, primarily due to (i) a decrease in cash and cash equivalents from US$963.9 million as of December 31, 2021 to US$734.7 million as of March 31, 2022, mainly due to increases in employee-related and other operating expenses and payments we made for repurchases of ADSs from the public market (the “Share Repurchase”) in the first quarter of 2022, (ii) a decrease in prepayments and other current assets from US$27.9 million as of December 31, 2021 to US$23.9 million as of March 31, 2022, mainly due to a decrease in the prepayment for Share Repurchase. The decrease was partially offset by (i) an increase in short-term investments from US$102.1 million as of December 31, 2021 to US$240.5 million as of March 31, 2022, mainly due to an increase in time deposits with relatively high interest rate, which were placed in accordance with our cash management strategy, and (ii) a decrease in accrual and other current liabilities from US$50.8 million as of December 31, 2021 to US$31.7 million as of March 31, 2022, mainly due to a decrease in salary and welfare payable, resulting primarily from a reduction in R&D headcounts as part of our strategy to optimize our R&D team, to mitigate the impacts of, and uncertainties around the COVID-19 pandemic, and a decrease in advertising and promotion fee payables, in line with our reduced marketing spending due to the recurrence of the COVID-19 outbreak.

Net cash used in operating activities
Our net cash used in operating activities in the first quarter of 2022 was US$57.4 million, or 103.7% as a percentage of our revenue in the same period, compared to US$32.7 million for the first quarter of 2021, or 57.4% as a percentage of our revenue in the same period. The year-over-year increase in net cash used in operating activities was mainly due to the increase in employee-related expenses and working capital changes in the ordinary course of business.
Reconciliation between U.S. GAAP and IFRS
It should be noted that our consolidated financial statements for the first quarter of 2022 are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRSs. Classification and measurement of preferred shares, listing expenses, operating leases, share-based compensation and expected credit loss are our material reconciling items. The effect of material differences between our historical financial information prepared under U.S. GAAP and IFRS is as follows.
	Three months ended March 31, 2021 (Unaudited)
Condensed consolidated Statement of Comprehensive Loss data	Amounts as reported under U.S. GAAP	IFRSs adjustments					Amounts as reported under IFRSs
	(US$ in thousands)
		Classification and measurement of preferred shares	Listing expenses	Operating leases	Share-based compensation	Expected credit loss
Research and development expenses	(34,709)	—	—	63	(1,206)	—	(35,852)
Sales and marketing expenses	(16,412)	—	—	40	(459)	—	(16,831)
General and administrative expenses	(16,062)	—	(2,997)	7	(5,209)	171	(24,090)
Other non-operating incomes, net	—	—	—	—	—	—	—
Other losses – net	—	(2,950,675)	—	—	—	—	(2,950,675)
Financial income, net	1,095	—	—	(139)	—	—	956
Net loss	(40,533)	(2,950,675)	(2,997)	(29)	(6,874)	171	(3,000,937)
Other comprehensive (loss)/income	(371)	343	—	—	—	—	(28)
Net comprehensive loss	(40,904)	(2,950,332)	(2,997)	(29)	(6,874)	171	(3,000,965)

	Three months ended March 31, 2022 (Unaudited)
Condensed consolidated Statement of Comprehensive Loss data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	(US$ in thousands)
		Classification and measurement of preferred shares	Listing expenses	Operating leases	Share-based compensation	Expected credit loss	Long-term investments
Research and development expenses	(47,588)	—	—	59	(1,080)	—	—	(48,609)
Sales and marketing expenses	(15,278)	—	—	5	(279)	—	—	(15,552)
General and administrative expenses	(18,030)	—	(1,794)	1	(4,796)	(172)	—	(24,791)
Other non-operating incomes, net	653	—	—	91	—	—	—	744
Other losses — net	—	—	—	—	—	—	—	—
Financial income, net	121	—	—	(250)	—	—	—	(129)
Net loss	(54,953)	—	(1,794)	(94)	(6,155)	(172)	—	(63,168)
Other comprehensive (loss)/income	649	—	—	—	—	—	—	649
Net comprehensive loss	(54,304)	—	(1,794)	(94)	(6,155)	(172)	—	(62,519)
	As of March 31, 2022 (Unaudited)
Condensed consolidated Balance Sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares	Listing expenses	Operating leases	Share-based compensation	Expected credit loss	Long-term investments
Operating lease right-of-use assets, net	19,491	—	—	(357)	—	—	—	19,134
Accounts receivable, net	29,874	—	—	—	—	(809)	—	29,065
Notes receivable	2,659	—	—	—	—	(54)	—	2,605
Prepayments and other current assets	23,883	—	(3,942)	—	—	(17)	—	19,924
Other non-current assets	1,789	—	—	—	—	(20)	—	1,769
Long-term investments	27,714	—	—	—	—	—	(27,217)	497
Financial assets at fair value through profit or loss	—	—	—	—	—	—	27,217	27,217
Total assets	1,162,217	—	(3,942)	(357)	—	(900)	—	1,157,018
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—	—	—
Total liabilities	110,150	—	—	—	—	—	—	110,150

	As of March 31, 2022 (Unaudited)
Condensed consolidated Balance Sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	US$	US$	US$	US$	US$	US$	US$	US$
		Classification and measurement of preferred shares	Listing expenses	Operating leases	Share-based compensation	Expected credit loss	Long-term investments
Accumulated deficit	(422,851)	(5,513,140)	(7,098)	(357)	(44,970)	(900)	357	(5,988,959)
Accumulated other comprehensive income	2,969	—	—	—	—	—	(357)	2,612
Additional paid-in capital	1,538,155	5,513,140	3,156	—	44,970	—	—	7,099,421
Total shareholder’s equity	1,052,067	—	(3,942)	(357)	—	(900)	—	1,046,868

Impacts of COVID-19
The COVID-19 pandemic, including the recent emergence of the Omicron variant globally, has caused temporary disruption to our business operations. For example, in the first quarter of 2020, we experienced a decline in demand for IoT PaaS due to reduced production capacity of OEMs as COVID-19 containment measures were widely introduced across China, where substantially all of them were located, which adversely affected our results of operations in that quarter. In the first quarter of 2022, heightened preventive measures taken across multiple regions in China in response to the recent recurrence of the COVID-19 outbreak have negatively affected our sales and operations, including delays in placed orders, as well as the delivery and acceptance by customers of our products. IoT PaaS revenue in the first quarter of 2022 decreased by 16.1% to US$41.8 million from US$49.8 million in the same period of 2021, in part due to such impact of COVID-19. The pandemic has also caused significant logistical challenges to the global supply chains, resulting in disrupted shipping lanes, labor and material shortage and weakened consumer demand for smart devices, all of which have negatively impacted our business and results of operations. Due to the impacts of COVID-19, including reduced or halted production of OEMs, global supply chain challenges, and our reduced marketing spend due to travel restrictions, the dollar-based net expansion rate for our IoT PaaS decreased from 188% for the trailing 12-month period ended December 31, 2019 to 173% for the trailing 12-month period ended March 31, 2020 and further to 160% for the trailing 12-month period ended June 30, 2020. The pandemic has also contributed to the decline in our dollar-based net expansion rate for our IoT PaaS from 211% for the trailing 12-month period ended June 30, 2021 to 179% for the trailing 12-month period ended September 30, 2021, and further to 153% for the trailing 12-month period ended December 31, 2021 and 122% for the trailing 12-month period ended March 31, 2022. See “Financial Information — Key Operating Metrics.” Additionally, the travel restrictions and social distancing guidelines imposed by governments globally have reduced international travels and in-person meetings, which in turn limited our ability to engage in in-person marketing with brands, particularly those brands based in the U.S. and Europe. There remain significant uncertainties associated with the COVID-19 pandemic, including with respect to the ultimate spread of the virus, the severity of the disease, the duration of the pandemic and further actions that may be taken by government authorities around the world to contain the virus or to treat its impact, and the full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted.
As of the date of this document, we have received various COVID-19 related government support and subsidies. These government support and subsidies include a reduction granted by the PRC government of approximately RMB36.4 million in our contributions to our employees’ social security scheme and subsidies of approximately US$0.1 million provided to our U.S. and Hong Kong subsidiaries by the respective local governments.

Despite its temporary impacts on our business and results of operations, we believe COVID-19 has brought positive changes for the IoT sector in the long term. The value of software-enabled IoT experience and the connectivity, convenience and efficiency that it enables is heightened throughout the pandemic. People’s interactions with IoT devices have increased as they continue to work, learn, and play from home. Businesses and organizations are increasingly relying on IoT technologies to perform tasks that can be no longer handled manually due to COVID-19 related restrictions and closures. We expect this trend to continue post-pandemic, driving demand for quality IoT products and services in the long run. To capture this growth opportunity, we intend to continue to invest in growing our customer, developer and partner bases, broadening our product offerings, and expanding our brand awareness.
Recent Regulatory Developments
Overseas Listing
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”) for public comments. Pursuant to these drafts, “PRC domestic companies” that seek to directly or indirectly issue or list their securities overseas shall file with CSRC certain required documents and “PRC domestic companies” are defined to include both (i) PRC companies limited by shares, and (ii) offshore-incorporated companies whose main business operations are in China that seek issuance of shares and listing overseas based on their onshore equity, assets or similar interests. More specifically, a “PRC domestic company” that seeks an initial public offering overseas, or a “PRC domestic company” already listed overseas who seeks to list its securities in another overseas market, shall file the required documents with CSRC within three (3) business days after submitting the application documents for the foregoing transactions. As of the date of this document, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. If the Administrative Provisions and Filing Measures are adopted in the current form, we may be required to file the relevant documents with the CSRC regarding this Global Offering, which could take up to 20 business days for the CSRC to review and approve after the submission of all required documents. Assuming that the Administrative Provisions and the Filing Measures subsequently come into effect in accordance with the current draft version, as advised by our PRC Legal Advisor, we do not foresee any material impediment to comply with the Administrative Provisions and the Filing Measures in all material aspects as of June 13, 2022 (the “Latest Practicable Date”) for the following reasons: (i) we do not fall within any of the circumstances specified in Article 7 of the Administrative Provisions in which overseas issuance and listing are prohibited, (ii) the Contractual Arrangements that we adopt do not contravene the Administrative Provisions and the Filing Measures in any material aspect, and (iii) there have not been any material non-compliance incidents discovered in relation to our business operation, foreign investment, industry regulation, and data security in all material aspects under the PRC laws. For more information, see “Risk Factors — The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required in connection with the Global Offering under PRC law”and “Regulations — Regulation Relating to M&A and Overseas Listing.”
Cybersecurity Review
On December 28, 2021, the CAC and several other administrations jointly promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. The Cybersecurity Review Measures provide that (i) a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing their securities “in a foreign country”, (ii) a CIIO that intends to purchase internet products and services that affect or may affect national security shall apply for a cybersecurity review, and (iii) a “network platform operator” carrying out data processing activities that affect or may affect national security shall apply for a cybersecurity review. Given that (i) the Cybersecurity Review Measures, the Draft Cyber Data Security Regulation and the other relevant PRC laws and regulations currently have not provided any specific definition or standard of the “network platform operator”; and (ii) a listing in Hong Kong sought by a “network platform operator”which holds over one million users’ personal information will not be deemed as “listing in a foreign country”, as advised by our PRC Legal Advisor, although there is possibility that we could be classified as a “network platform operator”which holds over one million users’ personal information, our proposed listing in Hong Kong will not be subject to the voluntary application for cybersecurity review under the Cybersecurity Review Measures. However, since the Cybersecurity Review Measures are relatively new, significant uncertainties exist in relation to their interpretation and implementation. Additionally, the Cybersecurity Review Measures do not provide the exact scope of “network platform operator” or the circumstances that would “affect or may affect national security.” There can be no assurance that we will not be required to apply for a cybersecurity review pursuant to the Cybersecurity Review Measures. To the extent any cybersecurity review is required, we cannot assure you that we will be able to complete it in a timely manner, or at all.
In addition, on November 14, 2021, the CAC commenced to publicly solicit comments on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Cyber Data Security Regulation”). The Draft Cyber Data Security Regulation differentiates “listing in Hong Kong” from “listing in a foreign country.” The Draft Cyber Data Security Regulation has not been officially enacted as of the date of this document. According to the Draft Cyber Data Security Regulation, data processors shall apply for a cybersecurity review when carrying out the following activities: (i) the merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list its securities on a “foreign” stock exchange; (iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. According to the PRC National Security Law, “national security” refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other vital interests of the state are relatively not in danger and not threatened internally or externally and the ability to maintain a sustained security status. However, the criteria for determining the circumstances that “affect or may affect national security” for the purpose of the Draft Cyber Data Security Regulation remain unclear and are subject to further clarification by the CAC. It also remains uncertain when the Draft Cyber Data Security Regulation will be adopted and become effective and whether it will be adopted in the current draft form. Therefore, it is uncertain whether we would be required to apply for a cybersecurity review for our listing in Hong Kong pursuant to the Draft Cyber Data Security Regulation when it is officially adopted. It also remains uncertain whether future regulatory changes would impose additional restrictions on us. We cannot predict the impact of the Draft Cyber Data Security Regulation, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Cyber Data Security Regulation mandates clearance of a cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.
As of the Latest Practicable Date, we had not received any investigation, notice, warning or sanction from the CAC or any other PRC governmental authority with respect to national security issues or any other issues relating to cybersecurity review. In addition, (i) as of the Latest Practicable Date, we have implemented internal rules and procedures as appropriate and necessary on cybersecurity, data security and personal information protection; (ii) in 2019, 2020 and 2021, and as of the Latest Practicable Date, we had not experienced any leakage or loss of material data or personal information or other events that violate applicable laws and regulations on cybersecurity and data protection and have a material adverse impact on our business operation; (iii) in 2019, 2020 and 2021, and as of the Latest Practicable Date, we had not been subject to any material fines, penalties or other regulatory sanctions imposed by competent regulatory authorities, or involved in any judicial litigation or arbitration (whether closed or ongoing), based on our actual or alleged violation of applicable laws and regulations on cybersecurity and data protection; and (iv) we have been closely monitoring the legislative and regulatory developments in cybersecurity, data security and personal information protection. Based on the foregoing, as advised by our PRC Legal Advisor, we are of the view that we will be able to comply with the Cybersecurity Review Measures and the Draft Cyber Data Security Regulation (if adopted in its current form) in all material aspects. For a more detailed discussion of the applicability of the Cybersecurity Review Measures and the Draft Cyber Data Security Regulation and the impact these regulations may have on us, see “Regulations Relating to PRC Cybersecurity, Data Security and Privacy Protection.”

For more information, see “Risk Factors — Compliance with the rapidly evolving landscape of global data privacy and data security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal information, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations” and “Regulations — Regulations Relating to PRC Cyber Security, Data Security and Privacy Protection.”

RISK FACTORS
The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2021 Form 20-F as well as additional risk factors relating to the Listing.
Risks Related to Our Business and Industry
The markets in which we operate are competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.
The IoT PaaS and IoT SaaS markets are competitive and rapidly evolving. According to CIC, we had a market share of 14.9% in the global market of IoT PaaS for smart home and smart business in terms of revenue in 2021. For more information about the industries in which we operate, see “Industry Overview.” The principal competitive factors in these markets include ability to support multiple use cases on a single platform, ease of deployment, implementation and use, platform performance, scalability and reliability, global reach, brand awareness and reputation, the strength of sales and marketing efforts, as well as ability to ensure data security and privacy.
Some of our existing and potential competitors might have substantial competitive advantages, including larger scale, longer operating history, greater brand recognition, more established relationships with customers, suppliers, manufacturers and other business partners, and greater financial, research and development, marketing and other resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products and services or in different geographies. Our existing and potential competitors may develop and market new products and services with comparable functionality to ours, and this could force us to offer our products and services at lower prices in order to remain competitive.
Some of our competitors are able to offer products and services at lower prices than ours, which may be attractive to certain customers even if those products and services offer different or fewer functionalities. If we are unable to maintain our current pricing due to the competitive pressures, our margins will be reduced and our business, results of operations and financial condition would be adversely affected. In addition, pricing pressures and increased competition could result in reduced revenue, reduced margins, increased losses or the failure of our products and services to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.
With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. In addition, some of our customers may choose to use our products and services and our competitors’ products and services at the same time, or choose to switch to other IoT platforms. As we expand the scope of our platform, products and services, we may face additional competition. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively.
If we fail to estimate customer demand properly, our financial results could be harmed.
Our business involves estimates of customers’ future demand. There may be a significant mismatch between supply and demand, giving rise to product shortages or excess inventory, and make our demand forecast more uncertain. Demand for our products and services is based on many factors, including our product introductions, competitor announcements, competing technologies, and power or raw material supply, among other things, many of which are beyond our or our customers’ control. For example, the demand and use of the chips as part of the modules where the edge capabilities of IoT PaaS are embedded have fluctuated in the past and is likely to continue to fluctuate in the future. In periods with limited supply of chips, our customers may place inventory orders significantly in advance of their normal order cycle, which could increase fluctuations in our sales and revenues between periods and make it more difficult for us to estimate future customer demands. These challenges may be more pronounced in the future if the demand and prices of chips continue to fluctuate. In addition, to the extent our customers experience material changes in the sale of their smart devices or a high level of backlogs in inventories, they may reduce or delay purchases of our products and services, causing our estimate of customer demand to be inaccurate. In estimating demand, we make multiple assumptions, any of which may prove to be incorrect. Furthermore, to the extent we build inventory anticipating growth in customer demand, our business, results of operations, and financial condition may be negatively affected if such growth does not materialize as expected.
Our use of third-party suppliers involves certain risks that may result in, among others, increased costs, disruption of supply or shortage of raw materials, quality or compliance issues, or failure by our suppliers to timely manufacture the modules and finished smart devices, any of which could materially harm our business.
We use third-party suppliers to manufacture the modules where edge capabilities of IoT PaaS are embedded, and in some circumstances, finished smart devices. We do not manufacture these modules or smart devices and do not own or operate any manufacturing facility. Instead, we are dependent on third-party suppliers to manufacture the modules and smart devices using their equipment and technology. Our use of such third-party module suppliers involves a number of risks, including:
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insufficient capacity or delays in meeting our demand;

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inadequate manufacturing yields, inferior quality and excessive costs;

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failure by our suppliers to manufacture products that meet the agreed upon specifications;

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failure by our suppliers to procure raw materials on commercially reasonable terms, or at all, or to provide or allocate adequate, or any, manufacturing or other capacity for our products;

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failure by our suppliers to comply with the relevant regulatory requirements, including those relating to the manufacturing process;

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limited warranties on products supplied to us;

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potential increases in prices;

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a lack of direct control over delivery schedules or product quantity and quality;

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delays in product shipment, shortages, a decrease in product quality and/or higher expenses;

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increased exposure to potential misappropriation of our intellectual property; and

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disruptions to supply chain, manufacturing process and business operation due to the COVID-19 pandemic.

Compliance with the rapidly evolving landscape of global data privacy and data security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal information, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.
Failure to comply with the increasing number of data protection laws in the jurisdictions in which we operate, as well as concerns about our practices with regard to the collection, use, storage, retention, transfer, disclosure and other processing of personal information, the security of personal information, the use of biometric information or other privacy-related matters, such as cybersecurity breaches, misuse of personal information and data sharing without necessary safeguards, including concerns from our customers, employees and third parties with whom we conduct business, even if unfounded, could damage our reputation and operating results. As we seek to expand our business, we are, and may increasingly become, subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory and legal frameworks regarding data privacy and security issues in many jurisdictions are constantly evolving and developing and can be subject to significant changes from time to time, including in ways that may result in conflicting requirements among various jurisdictions. Interpretation and implementation standards and enforcement practices are similarly in a state of flux and are likely to remain uncertain for the foreseeable future. As a result, we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level, and may fail to fully comply with the applicable data privacy and security laws, regulations and standards. Moreover, these laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business, financial condition and results of operations.
We have a history of net loss and net cash operating outflow and may not be able to achieve or sustain profitability in the future.
We have experienced net loss in each year since inception. We generated net losses of US$70.5 million, US$66.9 million and US$175.4 million in 2019, 2020 and 2021, respectively. We expect to continue to devote significant resources to research and development activities. We also expect to continue to incur substantial sales and marketing expenses in acquiring and retaining customers and enhancing our brand awareness, and incur substantial general and administrative expenses including those associated with operating as a public company. We may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. Additionally, we may not be able to achieve profitability within the next three to five years. If we are unable to achieve and sustain profitability, or if we are unable to achieve the revenue growth that we expect from these investments, the value of our business and stock may decrease.
Additionally, we recorded net cash operating outflow of US$56.6 million, US$49.2 million and US$126.1 million in 2019, 2020 and 2021, respectively. If we continue to experience net cash operating outflow in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. There is no assurance that we will always generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due, due to a variety of factors. For actions we intend to take to finance our future working capital requirements and capital expenditures, see “Financial Information — Liquidity and Capital Resources.” There can be no assurance that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our failure to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.
For a detailed discussion of our plan to maintain business sustainability and achieve future profitability, see “Business — Business Sustainability.”
The fair value measurements of certain financial assets and liabilities inherently involve a certain degree of uncertainty, and any adverse movements in their fair value may directly affect our results of operations.
Some of our financial assets and liabilities are measured at fair value, such as the short-term investments and long-term investments measured at fair value. The fair value of short-term investments was US$16.7 million, US$21.0 million and US$102.1 million as of December 31, 2019, 2020 and 2021, respectively. The fair value of long-term investments was nil, US$0.6 million and US$26.1 million as of December 31, 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, our fair value change on short-term and long-term investments amounted to nil, nil and US$0.8 million, respectively. For financial reporting purposes, fair value measurements of these financial assets and liabilities are categorized into level 1, 2 or 3, based on, among other things, the observability and significance of the inputs used in the valuation technique. The fair value of financial assets and liabilities classified in levels 1 and 2 is determined based on observable inputs, while the determination of the fair value of level 3 financial assets and liabilities is based on valuation techniques and various assumptions of inputs that are unobservable which inherently involve a certain degree of uncertainty.
A range of factors, many of which are beyond our control, may influence and cause adverse changes to the estimates we use and thereby affect the fair value of these assets and liabilities. These factors include, but are not limited to, general economic conditions, changes in market interest rates and stability of the capital markets. Any of these factors, as well as others, could cause our estimates to vary from actual results and cause the fair value of our financial assets and liabilities to fluctuate substantially, which may in turn have a material adverse effect on our financial position and results of operations. The fair value of our short-term investments and long-term investments measured at fair value are subject to changes beyond our control, and any adverse movements in their fair value may directly affect our results of operations. If the fair value of our short-term investments and long-term investments measured at fair value were to fluctuate, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Corporate Structure and the Contractual Arrangements
If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the Consolidated Affiliated Entity.
Foreign ownership of telecommunication businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in an information service provider or other value-added telecommunication service provider (other than operating e-commerce, domestic multi-party communication, storage and forwarding and call center) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Encouraged Industries Catalog for Foreign Investment (2020 version), the Special Administrative Measures for Foreign Investment Access (Negative List (2021)) (the “Negative List (2021)”), and other applicable laws and regulations.
As disclosed in the section headed “Contractual Arrangements” in this document, it was not viable for our Company to hold Hangzhou Tuya Technology directly through equity ownership. Therefore, we may only conduct the business operations currently conducted by Hangzhou Tuya Technology through the Contractual Arrangements to comply with PRC laws and regulations.
We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Tuya Information, our wholly-owned subsidiary incorporated in the PRC. We are classified as a foreign enterprise under the PRC laws and regulations and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise. To comply with the abovementioned restriction, we have entered into a series of contractual arrangements between our WFOE and the Registered Shareholders, respectively, which enable us to (i) exercise effective financial and operational control over Hangzhou Tuya Information (Hangzhou Tuya Information is hereafter referred to as the Consolidated Affiliated Entity), (ii) receive substantially all of the economic benefits of the Consolidated Affiliated Entity, (iii) have the pledge right over the equity interests in the Consolidated Affiliated Entity as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in the Consolidated Affiliated Entity when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the Consolidated Affiliated Entity and hence consolidate their financial results under U.S. GAAP. See “Contractual Arrangements”for further details.
In the opinion of our PRC Legal Advisor, Jia Yuan Law Offices, (i) the ownership structures of our WFOE and the Consolidated Affiliated Entity in China, both currently and immediately after giving effect to the Global Offering, are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the Consolidated Affiliated Entity and its shareholders governed by PRC law are not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect (save as disclosed in “Contractual Arrangement — Legality of the Contractual Arrangements”). However, we have been further advised by our PRC Legal Advisor that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC government authorities may take a view contrary to the opinion of our PRC Legal Advisor. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the Consolidated Affiliated Entity is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC government authorities would have broad discretion to take action in dealing with such violations or failures, including:
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revoking the business licenses and/or operating licenses of such entities;

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imposing fines on us;

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confiscating any of our income that they deem to be obtained through illegal operations;

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discontinuing or placing restrictions or onerous conditions on the operations of the Consolidated Affiliated Entity;

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placing restrictions on our right to collect revenues;

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shutting down our servers or blocking our app or websites; or

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requiring us to restructure our ownership structure or operations.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and Contractual Arrangements. For details, please see the paragraph headed “— Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.” in this section. If occurrences of any of these events result in our inability to direct the activities of the Consolidated Affiliated Entity in China that most significantly impact its economic performance and/or our failure to receive the economic benefits and residual returns from the Consolidated Affiliated Entity, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the Consolidated Affiliated Entity in our consolidated financial statements in accordance with U.S. GAAP.
We rely on Contractual Arrangements with the Consolidated Affiliated Entity and the Registered Shareholders to use, or otherwise benefit from, certain licenses and approvals we may need in the future, which may not be as effective as direct ownership in providing operational control and could adversely affect our business, operating results and financial condition.
We have relied and expect to continue to rely on Contractual Arrangements with the Consolidated Affiliated Entity and the Registered Shareholders to conduct a portion of our operations in China. These Contractual Arrangements, however, may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entity. For example, the Consolidated Affiliated Entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the Consolidated Affiliated Entity in an acceptable manner or taking other actions that are detrimental to our interests.
If we had direct ownership of the Consolidated Affiliated Entity in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the Consolidated Affiliated Entity, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by the Consolidated Affiliated Entity and its shareholders of their obligations under the contracts to exercise control over the Consolidated Affiliated Entity. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by the Consolidated Affiliated Entity or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on part of our business.”
Any failure by the Consolidated Affiliated Entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.
If the Consolidated Affiliated Entity or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the Registered Shareholders were to refuse to transfer their equity interests in the Consolidated Affiliated Entity to us or our designee when we exercise the purchase option pursuant to these Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our Contractual Arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “— Risks Related to Doing Business in China — The uncertainties in the PRC legal system could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these Contractual Arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the Consolidated Affiliated Entity, and our business financial condition and results of operations may be negatively affected.
The Registered Shareholders may have potential conflicts of interest with us, which may materially and adversely affect part of our business.
The Registered Shareholders may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the Consolidated Affiliated Entity to breach, or refuse to renew, the existing contractual arrangements we have with them and the Consolidated Affiliated Entity, which would have a material and adverse effect on our ability to effectively control the Consolidated Affiliated Entity and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the Consolidated Affiliated Entity to be performed in a manner adverse to us by, among other things, failing to remit payments due under the Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.
For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The Registered Shareholders have executed powers of attorney to appoint one of our WFOE or a person designated by one of our WFOE to vote on their behalf and exercise voting rights as shareholders of the Consolidated Affiliated Entity. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the Consolidated Affiliated Entity, we would have to rely on legal proceedings, which could result in disruption of part of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
The Registered Shareholders may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the Consolidated Affiliated Entity and the validity or enforceability of our contractual arrangements with the Consolidated Affiliated Entity and its shareholders. For example, in the event that any of the shareholders of the Consolidated Affiliated Entity divorces his or her spouse, the spouse may claim that the equity interest of the Consolidated Affiliated Entity held by such shareholder is part of their community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the Consolidated Affiliated Entity by us. Similarly, if any of the equity interests of the Consolidated Affiliated Entity is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the Consolidated Affiliated Entity or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to part of our business and operations and harm our financial condition and results of operations.

Contractual arrangements we have entered into with the Consolidated Affiliated Entity may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements in relation to the Consolidated Affiliated Entity were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the Consolidated Affiliated Entity in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the Consolidated Affiliated Entity for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on the Consolidated Affiliated Entity for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the Consolidated Affiliated Entity’s tax liabilities increase or if they are required to pay late payment fees and other penalties.
We may lose the ability to use and benefit from assets held by the Consolidated Affiliated Entity that are material or supplementary to the operation of our business if the Consolidated Affiliated Entity goes bankrupt or becomes subject to dissolution or liquidation proceeding.
As part of our Contractual Arrangements with the Consolidated Affiliated Entity, such entity may in the future hold certain assets that are material or supplementary to the operation of our business. If the Consolidated Affiliated Entity goes bankrupt and all or part of its assets become subject to liens or rights of creditors, we may be unable to continue some or all of our business activities we currently conduct through the contractual arrangement, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the Consolidated Affiliated Entity may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the Consolidated Affiliated Entity undergoes voluntary or involuntary liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate part of our business, which could materially and adversely affect our business, financial condition and results of operations.
Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.
The value-added telecommunications services that we conduct through the Consolidated Affiliated Entity and its subsidiaries are subject to foreign investment restrictions set forth in the Special Administrative Measures for Foreign Investment Access (Negative List(2021)) (the “Negative List (2021)”) issued by the MOFCOM and the NDRC, and effective on January 1, 2022.
On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our Contractual Arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.
Risks Related to Doing Business in China
A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.
The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone, potential impact of the United Kingdom’s exit from the EU on January 31, 2020, and the adverse impact on the global economies and financial markets due to the COVID-19 pandemic. For example, most countries have encountered rising inflation, resulting in weakened consumers spending on smart devices. Furthermore, the growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.
Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. There is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.
The uncertainties in the PRC legal system could materially and adversely affect us.
The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.
The past decades have seen the progressive legislation by the PRC government designed to enhance the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.
The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that may adversely affect our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the document based on foreign laws.
We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, some of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult or impossible for our shareholders to effect service of process within Hong Kong upon us or these persons, to bring an action in Hong Kong against us or against these persons or their assets located in China, or seek to enforce a foreign judgment against us or these persons in Hong Kong courts. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.
In particular, shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. In the absence of mutual and practical cooperation mechanism, there has not been efficient regulatory cooperation between the local authorities in China and the securities regulatory authorities in the United States to implement cross-border supervision and administration so far. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Related to our Class A Ordinary Shares and the ADSs — You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.
On July 14, 2006, the Supreme People’s Court of the PRC and Hong Kong entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements between Parties Concerned (the “Arrangement”). Under the Arrangement, where any designated PRC court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case under a choice of court agreement in writing, any party concerned may apply to the relevant PRC court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme People’s Court and Hong Kong entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region (the “New Arrangement”), which seeks to establish a mechanism with greater clarity and certainty for recognition and enforcement of judgments in wider range of civil and commercial matters between Hong Kong and the PRC. The New Arrangement discontinued the requirement for a choice of court agreement for bilateral recognition and enforcement. The New Arrangement will only take effect after the promulgation of a judicial interpretation by the Supreme People’s Court and the completion of the relevant legislative procedures in the Hong Kong. The New Arrangement will, upon its effectiveness, supersede the Arrangement. Therefore, before the New Arrangement becomes effective, it may be difficult or impossible to enforce a judgment rendered by a Hong Kong court in China if the parties in the dispute do not agree to enter into a choice of court agreement in writing.

The filing, approval or other administration requirements of the CSRC, the CAC or other PRC government authorities may be required in connection with the Global Offering under PRC law.
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.
While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC Legal Advisor, Jia Yuan Law Offices, that the CSRC approval abovementioned is not required in the context of the Global Offering because (1) our wholly foreign-owned PRC subsidiaries were not established through mergers or acquisitions of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are the beneficial owners of our Company; and (2) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC Legal Advisor. Furthermore, the PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities (the “Opinions”), among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. There is no assurance that any new rules or regulations promulgated in the future will impose additional requirements on us.
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”) for public comments. Pursuant to these drafts, “PRC domestic companies” that directly or indirectly issue or list their securities overseas shall file with CSRC certain required documents. More specifically, a “PRC domestic company” that seeks an initial public offering overseas, or a “PRC domestic company” already listed overseas who seeks to list its securities in another overseas market, shall file the required documents with the CSRC within three (3) business days after submitting the application documents for the foregoing transactions. “PRC domestic companies” are defined to include both (i) PRC companies limited by shares, and (ii) offshore-incorporated companies whose main business operations are in China that seek issuance of shares and listing overseas based on their onshore equity, assets or similar interests. As of the date of this document, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. If the Administrative Provisions and Filing Measures are adopted in the current form, we may be required to file the relevant documents with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete the filing under the Administrative Provisions and Filing Measures may subject a PRC domestic company to a warning or a fine of RMB1 million to RMB10 million. In the event of a serious violation of the Administrative Provisions, the PRC domestic company may be ordered to discontinue the related business or suspend its operations for rectification, and its permits or business licenses may be revoked.

As of the Latest Practicable Date, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to the Global Offering from the CSRC, the CAC, or any other PRC regulatory agencies that have jurisdiction over our operations. If the CSRC, the CAC, or other PRC regulatory authorities subsequently determines that we need to obtain their approval or complete the required filing for the Global Offering, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC, the CAC or other regulatory authorities or complete required filing for the Global Offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing for the Global Offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC, the CAC, or other PRC regulatory agencies for failure to seek approval or other governmental authorization or complete the necessary filing for the Global Offering. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from the Global Offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete the Global Offering. The CSRC, the CAC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt the Global Offering before settlement and delivery of our Class A Ordinary Shares in the Global Offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our Class A Ordinary Shares and the ADSs.
If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
Under the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, an enterprise established outside of the PRC with its “de facto management body”within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body”as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies (the “SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body”of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body”text should be applied in determining the tax resident status of all offshore enterprises.
According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, our company or the relevant offshore subsidiaries will be subject to PRC enterprise income on its worldwide income at the rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise, we will be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of Class A Ordinary Shares and the ADSs. In addition, non-resident enterprise shareholders (including holders of our Class A Ordinary Shares and the ADSs) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of Class A Ordinary Shares and/or the ADSs, if such gain is treated as derived from a PRC source.
Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the holders of Class A Ordinary Shares and the ADSs) and any gain realized on the transfer of Class A Ordinary Shares and/or the ADSs by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares and the ADSs.
The audit report included in our annual report filed with the SEC is prepared by an accounting firm that is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection.
Our audit report included in our annual report filed with the SEC is prepared by an accounting firm that is not inspected by the PCAOB. Companies that are publicly traded in the United States must have their financial statements audited by an independent public accounting firm registered with the PCAOB. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections, which could cause investors in our Class A Ordinary Shares or the ADSs to lose confidence in our audit procedures and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024, if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023, if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our external auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.
The HFCAA requires the SEC to identify and maintain a list of U.S. listed companies whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of restrictions imposed by the authorities in the foreign jurisdiction. The SEC has begun identifying issuers pursuant to the HFCAA, and those companies included in the “Conclusive list of issuers identified under the HFCAA” are now formally subject to the delisting provisions if they remain on the list for three consecutive years. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.
On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which contained, among other things, an identical provision. However, the America COMPETES Act includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the U.S. Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America COMPETES Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. If the bill amending the HFCAA is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our external auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
Risks Related to the WVR Structure
The concentration of our Share’s voting power limited our Shareholders’ ability to influence corporate matters.
Our Company is controlled through weighted voting rights. Each Class A Ordinary Share carries only one fifteenth of the voting rights of each Class B Ordinary Share and one tenth of the voting rights of each Class B Ordinary Shares after amendment of our Articles in the Post-Listing GM (except as required by applicable law and in relation to the Reserved Matters). Immediately upon the completion of Global Offering, the WVR Beneficiaries will be Mr. Wang and Mr. Chen. Mr. Wang and Mr. Chen will beneficially own 63,000,000 Class A Ordinary Shares and 79,400,000 Class B Ordinary Shares, representing (i) approximately 75.34% of the voting rights in our Company (assuming the Over-allotment Option is not exercised) with respect to shareholder resolutions relating to matters other than the Reserved Matters, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to fifteen votes per share and (ii) approximately 67.62% of the effective voting rights in our Company, assuming that Class A Ordinary Shares entitle the Shareholder to one vote per share and the exercise of voting rights attached to Class B Ordinary Shares will be capped at ten votes per share. Mr. Wang and Mr. Chen therefore have significant influence over management and affairs of the Company and over all matters requiring shareholder approval, including the election of Directors (excluding the appointment, election or removal of any independent non-executive Director) and significant corporate transactions, such as a mergers, consolidations, liquidations and the sale of all or substantially all of our assets, and other significant corporate actions. In addition, the issuance of the Class A Shares, including future stock-based acquisition transactions and employee equity incentive programs, could prolong the duration of the WVR Beneficiaries’ ownership of our voting power immediately after the completion of the Global Offering and their ability to determine the outcome of most matters submitted to a vote of our Shareholders. This concentrated control limits or severely restricts our Shareholders’ ability to influence corporate matters and, as a result, we may take actions that our Shareholders do not view as beneficial. As a result, the market price of our Class A Ordinary Shares or the ADSs could be adversely affected. This concentrated control could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class B Ordinary Shares may view as beneficial, and may also discourage, delay, or prevent a change of control of our Company, which could have the effect of depriving our other Shareholders of the opportunity to receive a premium for their Shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares or the ADSs.
Our dual-class voting structure may render our securities ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares or the ADSs.
We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of our Class A Ordinary Shares or the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of our securities in such indices, which could adversely affect the trading price and liquidity of our securities. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of our Class A Ordinary Shares or the ADSs could be adversely affected.
Risks Related to Our Class A Ordinary Shares and the ADSs
The price and trading volume of our Class A Ordinary Shares and the ADSs may be volatile, which could lead to substantial losses to investors.
The trading price of the ADSs has been volatile since the ADSs started to trade on the NYSE on March 18, 2021. The trading price of the ADSs could continue to fluctuate widely due to factors beyond our control. The trading price of our Class A Ordinary Shares, likewise, can be volatile for similar or different reasons. In particular, the business and performance and the market price of the shares of other companies engaging in similar business to ours or those with operations located mainly in China that have listed their securities in Hong Kong or the United States may affect the price and trading volume of our Class A Ordinary Shares and the ADSs. In addition to market and industry factors, the price and trading volume of our Class A Ordinary Shares and the ADSs may be highly volatile for factors specific to our own operations, including the following:
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variations in our revenues, earnings, or cash flow;

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fluctuations in operating metrics;

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announcements of new investments, acquisitions, strategic partnerships, capital raisings or capital commitments or joint ventures by us or our competitors;

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announcements of new solutions and services and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental negative publicity about us, our competitors or our industry;

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announcements of new regulations, rules or policies relevant to our business;

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additions or departures of key personnel;

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allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

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our major shareholders’ business performance and reputation;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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regulatory developments affecting us or our industry;

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political or trade tensions between the United States and China;

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potential litigation or regulatory investigations;

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fluctuations of exchange rates among Renminbi, the Hong Kong Dollar and the U.S. dollar; and

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sales or perceived potential sales of additional Class A Ordinary Shares or ADSs.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares or the ADSs will trade. Furthermore, the stock exchanges on which our Class A Ordinary Shares and the ADSs are traded in general experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares or the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether successful or not, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price for our Class A Ordinary Shares and the ADSs and trading volume could decline.
The trading market for our Class A Ordinary Shares and the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Ordinary Shares or the ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares or the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares or the ADSs to decline.
Techniques employed by short sellers may drive down the market price of our Class A Ordinary Shares or the ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the price of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than it received in the sale. As it is in the short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities. It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our Class A Ordinary Shares or the ADSs could be greatly reduced or even rendered worthless.
Because we do not expect to pay dividends in the foreseeable future after the Global Offering, you must rely on a price appreciation of our Class A Ordinary Shares or the ADSs for a return on your investment.
We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares or the ADSs as a source for any future dividend income. Our Board has complete discretion as to whether to distribute dividends. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions (if any) received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in our Class A Ordinary Shares or the ADSs will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our Class A Ordinary Shares or the ADSs will appreciate in value after the Global Offering or even maintain the price at which you purchased them. You may not realize a return on your investment in our Class A Ordinary Shares or the ADSs and you may even lose your entire investment.
Holders of the ADSs may not have the same voting rights as the holders of our Class A Ordinary Shares and may not be able to exercise their right to direct how our Class A Ordinary Shares represented by the ADSs are voted.
Holders of the ADSs do not have the same rights as our registered shareholders. Holders of the ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings and will only be able to exercise the voting rights that are carried by the underlying Class A Ordinary Shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of the ADSs may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask holders of the ADSs for their instructions, then upon receipt of voting instructions from holders of the ADSs, the depositary will try, as far as practicable, to vote the underlying Class A Ordinary Shares represented by the ADSs in accordance with the instructions. If we do not instruct the depositary to ask holders of the ADSs for their instructions, the depositary may still vote in accordance with instructions give, but it is not required to do so. Holders of the ADSs will not be able to directly exercise their right to vote with respect to the Class A Ordinary Shares represented by the ADSs unless holders of the ADSs withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under the Articles, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven business days.
When a general meeting is convened, holders of the ADSs may not receive sufficient advance notice of the meeting to surrender their ADSs for the purpose of withdrawal of our Class A Ordinary Shares represented by such ADSs and become the registered holder of such shares to allow them to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under the Articles, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of the ADSs from surrendering ADSs for the purpose of withdrawing our Class A Ordinary Shares represented by such ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for instructions, the depositary will notify holders of the ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We have agreed to give the depositary at least 40 days’ prior notice of shareholder meetings. Nevertheless, there is no guarantee that holders of the ADSs will receive the voting materials in time to ensure that holders of the ADSs can instruct the depositary to vote the Class A Ordinary Shares represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions from holders of the ADSs. This means that holders of the ADSs may not be able to exercise their right to direct how our Class A Ordinary Shares represented by their ADSs are voted and they may have no legal remedy if our Class A Ordinary Shares represented by their ADSs are not voted as they have requested.
You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the Articles, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of

England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Articles, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. To the extent permissible under the articles of associations which shall be in compliance with Listing Rules, our directors have discretion under our articles of association to determine the closure of the register of members. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of Hong Kong or the United States. Substantially all of our current operations are conducted in China. In addition, some of our current directors and officers are nationals and residents of countries other than Hong Kong or the United States. Most of the assets of these persons are located outside Hong Kong or the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Hong Kong or the United States in the event that you believe that your rights have been infringed under Hong Kong laws or the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
Our currently effective Articles give us power to take certain actions that could discourage a third party from acquiring us, which could limit our Shareholders’ opportunity to sell their Shares, including Class A Ordinary Shares and the ADSs, at a premium.
Our currently effective Articles contain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our Shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. Our Board has the authority, without further action by our Shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs under the current effective Articles (before the amendments to our Articles as further particularized below become effective). Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our Board decides to issue preferred shares, the price of our Class A Ordinary Shares or the ADSs may fall and the voting and other rights of the holders of our Class A Ordinary Shares and the ADSs may be materially and adversely affected.

However, our exercise of any such power that may limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions under our Articles after the Global Offering will be subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs. We will at the Post-Listing GM, propose to our Shareholders certain amendments to our Articles, including removing the Directors’ powers under the Articles to authorize the division of shares into any number of classes and to determine the relative rights, restrictions, preferences, privileges and payment obligations as between the different classes and to issue preferred shares with such preferred or other rights which may be greater than the rights of ordinary shares, as well as making the Directors’ power to issue preferred shares to be subject to the Articles, compliance with the Listing Rules (and only to such extent permitted thereby) and the Takeovers Code and any applicable rules and regulations of authorities of places where the securities of the Company are listed, and the condition that (x) no new class of shares with voting rights superior to Class A Ordinary Shares will be created and (y) any variation in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A Ordinary Shares.
Risks Related to the Global Offering and the Dual Listing
An active trading market for our Class A Ordinary Shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Class A Ordinary Shares might fluctuate significantly.
Following the completion of the Global Offering, we cannot assure you that an active trading market for our Class A Ordinary Shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for the ADSs on the NYSE might not be indicative of those of our Class A Ordinary Shares on the Hong Kong Stock Exchange following the completion of the Global Offering. If an active trading market of our Class A Ordinary Shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Global Offering, the market price and liquidity of our Class A Ordinary Shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen stock exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the Hong Kong Stock Exchange. It is unclear whether and when our Class A Ordinary Shares of our Company, a WVR company with a dual-primarily listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A Ordinary Shares for trading through Stock Connect will affect PRC investors’ ability to trade our Class A Ordinary Shares and therefore may limit the liquidity of the trading of our Class A Ordinary Shares on the Hong Kong Stock Exchange.
Since there will be a gap of several days between pricing and trading of our Class A Ordinary Shares, the price of the ADSs traded on the NYSE may fall during this period and could result in a fall in the price of our Class A Ordinary Shares to be traded on the Hong Kong Stock Exchange.
The Public Offer Price and International Offer Price of our Shares sold in the Global Offering is expected to be determined on the Price Determination Date. However, our Class A Ordinary Shares will not commence trading on the Stock Exchange until they are delivered, which is expected to be a few Business Days after the Price Determination Date. As a result, investors may not be able to sell or otherwise deal in our Class A Ordinary Shares during that period. Accordingly, holders of our Class A Ordinary Shares are subject to the risk that the trading price of our Class A Ordinary Shares could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the Price Determination Date and the time trading begins. In particular, as the ADSs will continue to be traded on the NYSE and their price can be volatile, any fall in the price of the ADSs may result in a fall in the price of our Class A Ordinary Shares to be traded on the Hong Kong Stock Exchange.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
Upon the Listing, we will be subject to the Hong Kong Stock Exchange and the NYSE listing and regulatory requirements concurrently. The NYSE and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A Ordinary Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of our Class A Ordinary Shares. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including our Class A Ordinary Shares) after the Global Offering.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our initial public offering in Hong Kong and listing of our Class A Ordinary Shares on the Stock Exchange.
In connection with our initial public offering of Class A Ordinary Shares in Hong Kong, or the Hong Kong Public Offering, we will establish a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A Ordinary Shares that are traded on the Hong Kong Stock Exchange, including those to be issued in the Global Offering and those that may be converted from ADSs, will be registered on the Hong Kong share register, and the trading of these Shares on the Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-Class A Ordinary Shares conversion and trading between the NYSE and the Stock Exchange, we also intend to move a portion of our issued Class A Ordinary Shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their common shares, including common shares represented by ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered common shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Class A Ordinary Shares and/or ADSs may be affected.
The deposit of our Class A Ordinary Shares for delivery of ADSs and the surrender of ADSs for cancellation and withdrawal of our Class A Ordinary Shares may adversely affect the liquidity or trading price of our securities.
The ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Class A Ordinary Shares may deposit Class A Ordinary Shares with the depositary for delivery of ADSs. Any holder of ADSs may also withdraw the underlying Class A Ordinary Shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A Ordinary Shares are deposited with the depositary for delivery of ADSs or that a substantial number of ADSs are surrendered for cancellation and withdrawal of our Class A Ordinary Shares, the liquidity and trading price of our Class A Ordinary Shares on the Hong Kong Stock Exchange and the ADSs on the NYSE may be adversely affected.

The time required for the deposit of our Class A Ordinary Shares for delivery of ADSs and the surrender of ADSs for cancellation and withdrawal of our Class A Ordinary Shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and such actions may involve costs.
There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which the ADSs and our Class A Ordinary Shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Class A Ordinary Shares for delivery of the ADSs or the surrender of ADSs for cancellation and withdrawal of our Class A Ordinary Shares. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any deposit of our Class A Ordinary Shares for delivery of ADSs or surrender of ADSs for cancellation and withdrawal of our Class A Ordinary Shares will be completed in accordance with the timelines that investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A Ordinary Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who deposit Class A Ordinary Shares for delivery of ADSs or surrender ADSs for cancellation and withdrawal of our Class A Ordinary Shares may not achieve the level of economic return they may anticipate.
We may be subject to securities litigation, which is expensive and could divert management attention.
Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.
Purchasers of our Class A ordinary shares will incur immediate and significant dilution and may experience further dilution if we issue additional shares or other equity securities in the future, including pursuant to the share incentive schemes.
The Public Offer Price and International Offer Price of the Offer Shares is higher than the net tangible asset value per Class A Ordinary Share immediately prior to the Global Offering. Therefore, purchasers of the Offer Shares in the Global Offering will experience an immediate dilution in pro forma net tangible asset value. In order to expand our business, we may consider offering and issuing additional shares or other equity securities in the future. Purchasers of the Offer Shares may experience dilution in the net tangible asset value per share of their Class A Ordinary Shares if we issue additional shares or other equity securities in the future at a price which is lower than the net tangible asset value per Class A Ordinary Share at that time. Furthermore, we may issue ordinary shares pursuant to the share incentive schemes, which would further dilute Shareholders’ interests in our Company.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

This section contains certain information, statistics and data which are derived from official government publications and industry sources as well as a commissioned report from CIC, an independent third party (the “CIC Report”). The information from official government publications and the CIC Report may not be consistent with information available from other sources within or outside the PRC and Hong Kong. We believe that the sources of this information are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading or that any fact has been omitted that would render such information false or misleading in any material respect. Our Directors confirm after making reasonable enquiries, there is no adverse change in the market information since the date of the CIC Report which may qualify, contradict or have a material impact on the information in this section. The information from official government sources, if any, included in this section has not been independently verified by us, the Joint Sponsors, the Underwriters or any other party involved in the Global Offering and no representation is given as to its accuracy.
OVERVIEW OF GLOBAL IoT INDUSTRY
Definition and Analysis of Internet of Things Era
Internet of Things, or “IoT” — the concept of connecting physical devices to a large, interconnected network — is profoundly transforming the way individuals interact with the physical world and changing how device companies develop products.
In the past decade, mobile internet transformed people’s way of life. The proliferation of high-speed connections and advances in computing, storage and networking capabilities have enabled billions of people to communicate using smart mobile phones, or “smartphones.” Additionally, cloud-based technologies have enabled development of mobile software applications, or “apps” that brought fundamental changes to customer experience and business operations. As a result, the operating systems that run mobile devices and mobile software application development tools have converged to fuel a vibrant ecosystem of phones, users, developers and applications. Today there are billions of mobile phone users and millions of mobile apps. These mobile apps have enabled people to socialize online, consume local services and conduct their lives from a smartphone.
The IoT era transcends the mobile internet, with distributed computing integrated with cloud infrastructure to support a rich set of applications and cloud-based services. Various dimensions of the mobile internet extend to the IoT era. Social will evolve into Assistant that understand user needs through built-in and cloud-based AI. Local will evolve into Space that maximizes user mobility by covering broader service possibilities such as autonomous driving and checkout-free shopping. Mobile will evolve into Things that makes more devices smart beyond the phones, ranging from smart home to smart manufacturing. The above new dimensions of the IoT era show a massive opportunity for businesses to create value.
Architecture of IoT
The IoT architecture includes four layers including perception, network, platform and application. Typically, the data flow starts from the perception layer, which involves the sensors and actuators installed on the devices that collect information such as voice, ambient temperature and others about the environment or actions surrounding the smart devices in order to monitor or control the smart devices. In the network layer, raw data collected in the perception layer is converted from analog into a digital format, and then packaged and transmitted to the platform layer through protocols including gateways and hubs. The platform layer pre-processes, stores, and analyzes the data for subsequent monitoring, rule triggering and management and then sends it to the application layer. The application layer uses the data in databases and directs it to the designated application. Therefore, changes in external environment or instructions sent by users will trigger the intended action at the device level based on the data flow described above. IoT is based on advanced technologies such as cloud computing, AI, big data and other advanced technologies, and has the characteristics of connectivity, intelligence, scalability, and modularity. The graph below shows the architecture of IoT.
Architecture of IoT

Note: the majority of IoT data is device data.
Source: The CIC Report
Use Cases and Vertical Applications of IoT
Similar to the mobile internet in past decade, IoT is fundamentally changing people’s way of life through millions of applications for a broad range of use cases. Smart home, smart business, and smart industries are among the first major markets for IoT penetration. The following selection of the verticals with most IoT related applications illustrates the value proposition that accelerates demand for IoT software experiences:
Smart home
Home appliances, together with many other types of smart home devices, when equipped with connectivity, IoT features and software interfaces, can be controlled remotely as well as trigger automatic operations based on time, environment or other connected devices’ inputs, ultimately achieving smart operation, cost efficiency, end user convenience and increased device value, resulting in a superior user-experience.
Smart business
Connected and software-enabled business infrastructures, such as lighting, appliances, sensors and energy-saving devices, coupled with centralized background management capabilities including smart lighting systems, community and building management systems and consumer security systems for commercial use cases, etc., allow business operators to monitor, control and program these devices and systems to optimize asset utilization, improve operation environment and reduce operating costs. One such example is smart retail, where IoT enablement can bring a self-serve express checkout shopping experience to retail stores.
Smart industries
Smart manufacturing.   Software-enabled connected factory equipment allows sensing, measurement, control and communication of everything that happens throughout the manufacturing process. These devices enable remote monitoring and preventative maintenance of equipment.

Smart transportation.   With software-enabled infrastructure, vehicles, traffic and mobility management, users can make better use of the transportation network in terms of routing, parking, and complying with traffic rules, and others.
Smart healthcare.   IoT-enabled digital healthcare systems can seamlessly connect patients, hospitals, and device and medicine suppliers, improve medical resources utilization, automate workflows and improve hospital operational efficiency.
Smart energy and utilities.   Sensors, connectivity and analytics are applied to electric grid infrastructure to increase efficiency, improve reliability, reduce emissions, and integrate more renewable and distributed energy resources.
Smart agriculture.   Sensors, software, connectivity analytics are applied to various aspects of smart agriculture such as smart lighting control during crop growth, weather forecast products and so on. IoT-enabled agriculture helps increase the throughput and quality of crop while reducing human labor.
Market Size of Global IoT Industry
Growing end user demand for smart devices, driven by increased affordability and improved user experiences, is driving brands to embrace IoT in their products and developers to create an innovative new generation of user centric software applications, which in turn will lead to more use cases and further demand for IoT. This virtuous cycle is driving significant growth in the number of IoT devices. According to CIC, shipment of smart home and smart business-related devices reached 1,128.9 million in 2021 and is expected to grow to 1.9  billion by 2026, representing a CAGR of 10.5% from 2021 to 2026; shipment of smart industries-related devices reached 572.3 million in 2021 and is expected to grow to 1.3 billion by 2026, representing a CAGR of 18.5% from 2021 to 2026. The average penetration rate of IoT-enabled devices among total incremental device shipment in home and business operations was 5.7% in 2021 and is expected to grow to 8.1% in 2026. The average penetration rate of IoT-enabled devices among total incremental device shipment related to industrial operations was 13.3% in 2021 and is expected to grow to 22.0% in 2026. The foregoing forecast of shipment of smart devices and average penetration rate of IoT-enabled devices has taken into consideration the impact of the Russia-Ukraine war in 2022 which has, since its onset, resulted in a strong, lasting influence on the world’s total economic production. The restrictions and sanctions imposed on Russia has also put pressure on the global industry chain, leading to widespread shortages, shipping delays and higher prices. Most countries have encountered rising inflation, resulting in weakened consumers spending on smart devices. The chart below shows the global IoT devices shipment volume by year from 2017 to 2026.
Worldwide IoT Device Shipment Volume, 2017-2026E

Note:
IoT devices related to smart home and smart business include lighting, electrical accessories, home appliances, smart consumer security and sensor devices, wellness products, education and entertainment devices, central control devices and others. IoT devices related to smart industries include those used for manufacturing, outdoor, transportation and logistics, healthcare, energy, public utilities, agriculture and others.

Source: The CIC Report
Market Drivers of the Global IoT Industry
The global IoT industry is driven by following key factors:
Adoption of cutting-edge and innovative technologies
Adoption of cutting-edge and innovative technologies, such as 5G, big data and artificial intelligence, and their integration with IoT have fueled the development of the IoT industry. The development of these technologies is expected to have a lasting positive impact on the IoT industry by making IoT implementation much easier and faster and enabling more innovative use cases.
Growing awareness and acceptance of IoT
The past decade has seen accelerating awareness and acceptance of the IoT. With the proliferation of smart devices, such as wireless body sensors and wearable devices just to name a few, for many people IoT has become part of their daily life rather than a good-to-have technology. The increased awareness of IoT has also led to more capital being invested in IoT companies.
Increased demand for safety, convenience and quality
The increasing demand for safety, convenience and quality across a range of industries such as consumer products, manufacturing, and healthcare will continue to drive the adoption of smart devices. The benefits of IoT technologies are highlighted during the COVID-19 pandemic when businesses and organizations are increasingly relying on connected devices to perform tasks that can be no longer handled manually due to COVID-19 related restrictions and closures.
Continuous upgrade in customer demands
With the rapid development of technologies, demands of individuals and businesses for smart devices, especially when it comes to functionality, security and the range of features provided, are constantly evolving. Businesses in the IoT and adjacent industries must stay abreast of these trends and continually upgrade their business models and services to remain relevant and competitive.
The Development Trends of IoT
IoT has reached an inflection point due to the confluence of key factors:
Technology drivers are favorable.
Cost and size of components are rapidly declining.   Continued technology improvements in microprocessors, memory and networking are making components smaller and less expensive.
More developed networking is ubiquitous.   Various communication approaches and more developed communication technologies supported by numerous protocols such as WiFi, 5G, Bluetooth and ZigBee are increasingly available, allowing everything to be connected at any time and often at a negligible cost.
Cloud computing is readily available.   Centralized computing infrastructure becomes widely accessible and highly scalable for cloud-based software.

Consumers expect better experience enabled by software.
Consumers need frictionless and natural interaction.   Consumers desire the easiest and most convenient way to interact with their devices. For example, voice-enabled devices, supported by Amazon Alexa, Google Assistant or other virtual assistants, have rapidly grown in number and turned voice control into a new, mainstream user interface.
Traditional devices need to be transformed to provide digital experiences.   Traditional consumer devices have been designed for physical and manual interactions and need to be transformed to provide software experiences that allow user to easily program, control and interact with their devices through software.
Brands and business are transforming their products into smart devices.
Consistent and long-term relationship with customers is essential for businesses to thrive.   Software-enabled IoT devices provide brands the opportunity to interact directly and engage deeply with their customers. As a result, brands can increase user stickiness and create new channels to connect users with other value-added services.
Business intelligence is critical.   IoT helps businesses gain better insights on user demand, which in turn enable them to provide better services over longer product life cycles. The insights collected by software-enabled devices provide valuable feedback to developers, who can improve product design, build more powerful product matrix and develop better functionalities, leading to greater user experience in the long run.
Entry Barriers of the Global IoT Industry
Technology and industry expertise
Designing, releasing, and managing the development processes of millions of software-enabled products require extensive capacities and technology expertise. Traditional enterprises including OEMs and brands and other new market players may lack the knowledge, experiences, talent, and capabilities to develop software-enabled products.
Investments and capital resources
For brands, OEMs and developers, developing IoT products requires significant investments, from developing scalable platform software or middleware as well as easy-to-use developer tools, all the way to designing and testing customer-facing applications. Rigorous requirements for security, compliance, scalability and interoperability bring additional cost and complexity which requires adequate capital resources to support continuous investments and becomes as an entry barrier for new market players.
Time-to-market
There is an immediate need for brands and OEMs to deliver software-enabled experiences for traditional products. It leads to long development cycles and often loss of market share if brands and OEMs do such transformation on their own or even integrate piecemeal offerings or new market players develop the software from scratch. It becomes an entry barrier of the industry to provide IoT-enabled products in a time-managed manner.
Key Challenges in Delivering IoT
Despite the massive market opportunities, delivering software-enabled IoT offerings faces a number of challenges for brands and IoT developers:
Lack of standardized, easy-to-use software infrastructure tools for developers
Developers for smart devices and IoT software often face a lack of widely established standards as the industry is relatively nascent. It can take tremendous effort to develop common software infrastructure with various application programming interfaces (“APIs”) that might not be compatible with each other or to migrate a set of developed software and data from one cloud provider to another. Application developers often have difficulty building and scaling this common software infrastructure to support evolving application requirements.
Inconsistent user experience
Unlike extremely mature markets such as the mobile internet, which can provide users with standardized user experiences on their smartphone system, smart devices may need users to switch between systems and applications. The lack of a common platform for different devices leads to an inconsistent user experience.
Evolving users’ needs
Consumer demand for smart devices with a broad range of functionality has been constantly evolving. Businesses delivering software-enabled IoT offerings that fail to cater to such evolving demand will be put at a competitive disadvantage.
ANALYSIS OF GLOBAL MARKET OF IOT PAAS INDUSTRY
Definition and Need of IoT PaaS Industry
With the proliferation of software, organizations increasingly need to make their software development cycles and feature update processes time- and cost-efficient. Platform-as-a-Service, or “PaaS”, emerged as a solution. PaaS refers to a platform where third party providers deliver software, infrastructure and hardware such as networking, storage, operating systems, middleware and development tools needed for software developers to build software efficiently.
Similar to the proliferation of IoT, there is an increasing demand from brands and other IoT developers for third-party IoT PaaS providers who can provide tools to make the development and update process of software-enabled IoT products both time- and cost-efficient. A comprehensive IoT PaaS company should provide a platform that includes the software, infrastructure and hardware needed to develop software-enabled IoT products and services efficiently.
IoT PaaS offerings typically consist of the following components:
Cloud infrastructure.   A cloud infrastructure hosts connected devices and provides device management and basic IoT-related services.
Edge capabilities.   IoT PaaS connects and adds intelligence to physical devices through embedded systems that conduct computing, storage, connectivity and other capabilities at the edge.
App development.   A set of tools for developers to create customizable apps and control panels for a variety of IoT devices. These apps will allow end users to directly interact with, control and manage the devices.
Value Propositions of IoT PaaS Industry
IoT PaaS presents strong value propositions to key participants in the IoT ecosystem.
Brands.   IoT PaaS provides brands with an IoT infrastructure and easy-to-use tools to efficiently develop and customize IoT features and functionality to turn traditional products into “smart devices” without having to build the full technology stacks themselves which is costly and sometimes unsuccessful. Many brands also leverage IoT PaaS to quickly develop mobile apps for users to control the smart devices. These benefits have saved brands significant costs and time, significantly accelerating their time-to-market.
OEMs.   OEMs using IoT PaaS can easily access a wide selection of IoT hardware (e.g. chips and micro-controllers) appropriate for devices across diverse use cases. This is particularly attractive for OEMs, especially those who are looking to expand their footprint to more product categories. Adopting IoT PaaS also provides OEMs with ready-to-use tools to easily develop IoT software that run on the devices, without the technical challenges associated with writing the codes from scratch. As a result of these benefits, OEMs are able to accelerate the time from product idea to mass production, which in turn allows the brands served by the OEMs to get new products to the market faster.
Developers.   Top-tier IoT PaaS offerings can empower IoT developers with end-to-end and low-code/no-code development platform, large number of out-of-the-box features and the ability to tap insights from multi-dimensional aggregated data generated from connected devices across product manufacturers.
Technology partners.   Partnering with IoT PaaS providers will enable technology vendors to access brands and OEMs who could potentially integrate their solutions, as well as a large community of IoT developers who may become part of such technology vendors’ user base.
Business Model of IoT PaaS Industry
Various brands purchase smart devices from OEMs. IoT PaaS providers enable various OEMs to access a wide range of tools and services as well as platform infrastructure to develop and manage smart devices. These smart devices are then delivered to the brands, who will deliver these to end consumers through brands themselves or other distributors. Once the end-users purchase the smart devices, they can control their smart devices through the IoT platform empowered by the IoT PaaS providers. Based on the IoT platform, IoT PaaS providers can monetize not only through developing more diversified services to enable a larger variety of devices and scenarios more intelligent, but also through exploring the value-added services, such as assisting brand owners and OEMs of devices to achieve better sales performance, and helping developers develop a complete set of solutions for specific scenarios. The flow chart below shows the business model of IoT PaaS industry.
Business Model of the IoT PaaS

Source: The CIC Report
Total Addressable Market of Global IoT PaaS Industry
According to CIC, the total addressable market for global IoT PaaS in 2021 was US$94.6 billion, out of which US$35.7 billion was attributable to smart home and smart business use cases, and US$59.0 billion was attributable to smart industries use cases. The total addressable market of global IoT PaaS market is expected to grow at a CAGR of 15.5% from 2021 to 2026 to reach US$194.8  billion, out of which US$60.2 billion is attributable to smart home and smart business, and US$134.6 billion is attributable to smart industries. The chart below shows the global IoT PaaS market opportunities by year.

Global IoT PaaS Total Addressable Market, 2017-2026E

Note:
IoT devices related to smart home and smart business include lighting, electrical accessories, home appliances, smart consumer security and sensor devices, wellness products, education and entertainment devices, central control devices and others. IoT devices related to smart industries include those used for manufacturing, outdoor, transportation and logistics, healthcare, energy, public utilities, agriculture and others.

Source: The CIC Report
The total addressable market is calculated by aggregating the individual market opportunity of each segment. The addressable market sizes of most segments were calculated by multiplying the annual shipment volume of penetrable IoT devices within those segments by the unit revenue opportunity of each device. The addressable market sizes of a few other segments, such as manufacturing production lines, were calculated by multiplying the number of incremental IoT devices needed for IoT enablement by the unit revenue opportunity of each device.
The market size of global IoT PaaS in 2021 was US$6.4 billion, out of which US$1.8 billion was attributable to smart home and smart business, and US$4.6 billion was attributable to smart industries. The global IoT PaaS market size is expected to grow at a CAGR of 15.7% from 2021 to 2026 to US$13.3 billion in total. The global IoT PaaS market size of smart home and smart business is expected to reach US$2.8 billion, and the global IoT PaaS market size of smart industries is expected to be US$10.5 billion in 2026, at a CAGR of 9.8% and 17.7% from 2021 to 2026 respectively.
Key Drivers of IoT PaaS Industry
Continuous growth of IoT PaaS devices.
IoT PaaS devices will continue to experience rapid growth in the future. At present, the penetration rates of IoT PaaS devices for many industries are relatively low. With the increase of application scenarios, the diversity of devices and the number of connected devices will also increase significantly, resulting in massive interactions. In the face of a large amount of interactions, the requirements for platform’s operational stability, load capacity, data processing and storage as well as balanced cost efficiency will increase exponentially, which will promote the development of the IoT PaaS market.
Advancement and innovation of technologies.
Technological advancements and innovations such as 5G, IoT, AI, cloud computing, and big data, have become the new direction of IoT PaaS development. During the operation of IoT PaaS, 5G, Bluetooth, Zigbee and other networking capabilities accelerate the transition of devices data, cloud computing platform speeds up data processing, and AI technology enhances the ability of data analysis. The multi-industry technological integration not only optimizes the end user experience, but also promotes the vigorous development of the IoT PaaS ecosystem. Technological advancement and innovation will promote the continuous growth of the market.
Shifting focus to core competency by manufacturers of various devices.
Manufacturers of various devices are focusing more on the building of key capabilities that are closely related to their core business. Hence, they are increasingly adopting and demanding IoT PaaS providers to provide convenient, simplified yet comprehensive services at lower costs and higher standards, further driving the development of IoT PaaS.
The replacement cycle of smart consumer electronics is very short, and the service life of consumer electronics is generally about five months to five years. Home appliance manufacturers need to make more efforts to improve the technical level and product update speed to meet the increasing demand.
Supportive government policies and regulations.
Supportive policies and regulations are expected to drive the development of the IoT PaaS market. In recent years, major markets such as China, U.S., and E.U. have continuously introduced relevant policies in IoT, cloud computing and smart cities, providing a good policy basis for the development of industries including smart home, smart business and smart industries. The development of the IoT industry and people’s acceptance have formulated standardized customary rules for the industry and promoted the sound development of the market. Policy and regulatory support at the global level will ensure the healthy development of the market.
Key Trends of IoT PaaS Industry
More diversified and customized devices connected to the IoT PaaS market.
More diversified and customized devices will tap into the IoT PaaS market. With the popularization of smart devices, the increased demand for more intelligence in more types of devices will lead to a larger amount of connection volume on the IoT PaaS platform, thus forming a complete IoT PaaS industry ecosystem.
Wider application scenarios.
Smart living will penetration into the commercial market, including smart hotels and smart buildings, and smart industries, such as agriculture and manufacture, and the application scenarios will be broader. IoT PaaS can not only empower the digital transformation of ordinary households, but also enhance corporate and personal experience in hotels, apartments, office buildings, communities and even manufacturing and agriculture facilities. For example, commercial markets such as large-scale elderly care projects in the future will also become important exploration areas for smart living products and technology applications.
Expanding monetization potential.
With the expansion of the IoT PaaS industry, IoT PaaS providers are expected to offer more value-added services, thereby expanding monetization potential for them. For example, IoT PaaS for various industries will extend the use case of smart devices and scenario-based services to empower businesses in areas such as assisting customers to improve sales performance, building closer relationship with their users, and providing packages of services of intelligentization development in specific scenarios.
Growing market concentration.
The market has become more concentrated due to factors including manufacturing and labor costs, technological advancements, and relationships with customers. Especially for professional IoT PaaS providers, only the market leaders with deep insights and rich operational expertise in the field of smart home, smart business or smart industries can efficiently integrate the resources of partners and produce effective solutions leveraging their core competitive technology, resulting in more concentration in the IoT PaaS market. In addition, the increasing demand for cross-brand and cross-category interaction and interconnection, which can only be achieved via the same platform as the base, also drives such concentration.
Key Entry Barriers of the IoT PaaS Industry
Technology
IoT PaaS is among the most revolutionary and promising applications of IoT as it deeply integrates a wide array of technologies, such as edge and cloud computing, as well as a robust infrastructure used to store, transmit, and utilize massive volume of device data. The challenges with integrating these infrastructure and technologies have prevented many companies especially the newcomers from delivering IoT PaaS at a meaningful scale.
Customer relationships
To reach broader customers, IoT PaaS providers must adapt their solutions to meet the needs of businesses across different verticals. Top IoT PaaS providers tend to leverage their scale and market leadership to partner with the leading companies in different verticals. The partnerships have allowed these IoT PaaS providers to develop more industry-specific solutions that can be rolled out to benefit more companies in the same verticals, resulting in significant first-mover advantages that are hard to replicate by their competitors.
Capital and Talents
Creating a commercially viable IoT PaaS solution requires long-term continued investment in technology and R&D and a deep understanding in IoT and the adjacent industries. The need for a substantial amount of capital and an experienced team is a major barrier to entry for many new market entrants.
Key Challenges of the IoT PaaS Industry
Technology innovation and iteration
Besides having the necessary basis capabilities, such as IoT data storage and gateways, market players must not only continue to upgrade their IoT PaaS technologies but also convert them into products that solve complex real-world challenges and use cases. Market players who fail to innovate and adapt technologies to meet real-world needs will be at a competitive disadvantage.
Diversified customization requirements
The demand for customized solutions could vary widely across different brands and OEMs depending on the types of smart devices and the specific use cases involved. The need to meet diversified customized requirements is one of the most critical challenges faced by IoT PaaS platforms.
Raw material shortage and supply chain disruptions
To enable devices with connectivity, IoT PaaS must be embedded within physical modules installed on the devices. As a result, the IoT PaaS industry may be affected by raw material shortage and supply chain disruptions. For example, during periods of limited supply of raw materials (e.g. chips and modules), production of OEMs could be reduced or halted completely and brands and their contracted OEMs tend to reduce their spending on deployments of IoT PaaS.
COMPETITIVE ANALYSIS OF GLOBAL IOT PAAS INDUSTRY
IoT PaaS providers span a number of categories including public cloud vendors, in-house development and third-party platforms. IoT PaaS providers are typically vendors focused on specific vertical industries. Currently, our competitors include both large, well established IoT service providers, and IoT companies or companies that offer limited capabilities that compete with only some of our offerings. We lead the market as the world’s first IoT cloud development platform to provide end-to-end IoT services and the first IoT cloud development platform at scale that is cloud-agnostic according to CIC. We are the largest IoT PaaS provider in the global market of IoT PaaS in terms of the volume of smart devices powered in 2021, according to CIC. According to the same source, we ranked the first with a market share of 14.9% in the global market of IoT PaaS for smart home and smart business in terms of revenue in 2021. The chart below shows the competitive landscape of the entire global IoT PaaS industry for smart home and smart business in 2021, including both non-third party IoT PaaS providers and third-party IoT PaaS providers.
Competitive Landscape of the IoT PaaS Industry for Smart Home and Smart Business, Worldwide, 2021
Rank	Company	Market Share by Revenue
(%)
1	Our Company	14.9%
2	Peer A	~9%
3	Peer B	~6%
4	Peer C	~5%
5	Peer D	~5%
Top 5 Subtotal		~38.6%
Others		~61.4%
Total		100%

Source: The CIC Report
Headquartered in the US and established in 2015, Peer A provides self-owned smart IoT devices and IoT PaaS services to corporations and individual consumers. It is a subsidiary of one of the world’s largest e-commerce companies which is listed on the Nasdaq Stock Exchange.
Headquartered in PRC and established in 2018, Peer B provides self-owned smart IoT devices and IoT PaaS services to corporations and individual consumers. It is a subsidiary of one of China’s largest e-commerce companies which is listed on the New York Stock Exchange and on the Hong Kong Stock Exchange.
Headquartered in the US and established in 2017, Peer C provides IoT PaaS and IoT SaaS services for corporations and individual consumers especially in the smart industry sector. It is a business unit of one of the world’s largest computer software companies which is listed on the Nasdaq Stock Exchange.
Headquarter in the US and established in 2016, Peer D provides self-owned smart IoT device and IoT PaaS services to corporations and individual consumers. It is a business unit of one of the world’s largest search engine companies which is listed on the Nasdaq Stock Exchange.
ANALYSIS OF GLOBAL MARKET OF IOT SAAS INDUSTRY
Definition and Need of IoT SaaS Industry
Proliferation of IoT devices has paved way for Software-as-a-Service, or “SaaS”, IoT solutions designed for individuals and businesses across multiple verticals who manage large number of smart devices. IoT SaaS providers (such as Tuya) develop various SaaS software with basic device management and operation functions. The SaaS software is integrated by system integrators with finished smart devices to develop more sophisticated smart solutions. These solutions are then further tailored by “business operators” for specific industries and use cases (e.g. hotel and property management) for the end business customers (e.g. hotel management companies). In many cases, system integrators are also themselves business operators.
Business Model of IoT SaaS Industry
The development of IoT SaaS involves various parties including IoT SaaS providers, integrators, business operators, downstream enterprises and the end users. Smart devices, with IoT PaaS edge capabilities embedded in modules, are provided by hardware providers. SaaS products are provided by IoT SaaS providers. Smart devices and SaaS products are combined to form the final IoT SaaS solution, which is delivered to business operators by integrators. These business operators monitor, control and program all software-enabled devices through IoT SaaS to serve the enterprises within various industries, providing the end-users with better convenience. IoT SaaS providers, and the integrators, monetize through selling the complete solution, which usually consists of hardware pricing, basic package fees, and integration fees.The flow chart below shows the business model of the IoT SaaS industry.
Business Model of the IoT SaaS

Source: The CIC Report
Total Addressable Market of Global IoT SaaS Industry
According to CIC, the total addressable market size for global IoT SaaS in 2021 was US$156.4 billion and is expected to grow at a CAGR of 11.3% from 2021 to 2026 to reach US$267.1 billion. The chart below shows total addressable market size of global IoT SaaS by year.
Global IoT SaaS Total Addressable Market, 2017-2026E

Source: The CIC Report
Key Trends of IoT SaaS Industry
All-in-one IoT SaaS products
With the expansion of IoT SaaS applications in various industries, more functions can be controlled remotely and intelligently through SaaS. It tends to take longer time to download multiple applications and manage all devices through multiple applications. Users, including both enterprises and individuals, need an all-in-one software or application, which allow them to manage all connected device within one system, to easily manage all devices in a more convenient approach.
IoT SaaS products that are quicker to install
Since an increasing number of companies are eager to optimize the management of their devices, IoT SaaS products are one of the best solutions for fast and convenient management of batch devices. The time it takes to install IoT SaaS services is considered an opportunity cost. Thus, customers prefer to cooperate with SaaS providers that offer faster and easier product installation to reduce the opportunity cost of customers’ digital transformation.
Easy-to-use and stable IoT SaaS for users
The purpose of connecting various devices is to reduce device management costs. It would be difficult to address customer needs effectively if IoT SaaS products are difficult to use and regularly require professional maintenance. As a result, IoT SaaS products tend to be easy-to-use and stable for customers.
Wider application scenarios
IoT SaaS has effectively improved the industry digital transformation and customer experiences of smart home, smart business, and smart industries, attracting players from various industries that have not yet undergone digital transformation. With the fast development of IoT SaaS and the industry, IoT SaaS is expected to be more widely accepted and is expected to penetrate into people’s daily life as an application for smartphones.
IoT SaaS with more customized functions
The IoT SaaS started early in some industries and the penetration rate has steadily increased. As a result, companies in these industries, including smart home and smart hotel, are exploring more customized SaaS products to better serve their customers. Designing more professionally tailored SaaS products for specific industries tends to be a growing trend in the IoT SaaS industry.
Entry Barriers of the IoT SaaS Industry
Long-term customer relationships
IoT SaaS providers primarily target those companies who have promising prospects and the potential to pioneer the sectors in which they operate. Building long-term relationships with customers requires sustained dedicated efforts in providing customized products, delivering superior experience and building a solid track record. The substantial upfront investment in these areas have presented a formidable barrier to entry that inhibits new competitors.
Technology
IoT SaaS products are often “modularized,” meaning that they are delivered as highly scalable “building blocks” so that they can be easily integrated and/or adapted for specific needs and use cases. This level of scalability benefits IoT SaaS providers as it allows them to reach the broadest potential audiences. However, the development of modularized IoT SaaS products is not an overnight process and requires substantial continued investments in technology and product innovations, which poses significant barriers to many market players.
Talents
Talents are highly scarce resources in the IoT SaaS industry. It is not only tech talent that is in high demand; professionals experienced in marketing, consumer insights, and product operation and development, are always in short supply. The ability to attract, develop and retain talents has become a clear differentiating factor for IoT SaaS companies.

Key Challenges of the IoT SaaS Industry
Rapidly evolving market landscape
The IoT SaaS industry is still at its nascent stage of development and faced with substantial uncertainties arising from the rapidly advancing technologies, changing industry standards, shifting regulatory landscape, and evolving customer demands and preferences. Market players that fail to adapt to these challenges will find themselves at a competitive disadvantage.
Lack of reliable cloud infrastructure
IoT SaaS providers are expected to offer the reliable cloud infrastructure for their customers to operate in a secure, stable environment. The failure of many IoT SaaS providers to provide reliable cloud infrastructure has led to delays and uncertainties in delivery, which compromises customer experience.
Competition with existing alternative solutions
For many businesses, IoT SaaS represents an attractive alternative to their legacy processes but has not yet become a widely adopted or “must-have” technology. Many IoT SaaS projects are being carried out on a pilot basis, and the cost of switching to alternative approaches is relatively lower. IoT SaaS providers must deliver compelling services and experience in order to retain existing and attract new customers.
Competitive Analysis of the IoT SaaS Industry
According to CIC, the global IoT SaaS industry is highly fragmented and is still at an early stage of development, with no clear market leader and various emerging types of players.
•
Downstream verticals and use cases.   IoT SaaS providers offer “industry-specific” solutions for customers in a wide range of downstream verticals. These “industry-specific” solutions include smart hotels, smart homes, smart shopping malls, smart office buildings, smart parks, smart factories, and smart cities, among other things. To meet particular needs and challenges presented by different verticals and use cases, businesses utilizing IoT SaaS solutions may either develop the solutions in-house or purchase them from outside vendors or system integrators. In any event, developing and deploying IoT SaaS solutions and customizing them for specific use cases require IoT SaaS solutions providers to possess extensive industry know-how and expertise, and such know-how and expertise may vary significantly across different downstream verticals and use cases.

•
Industry entry points and backgrounds.   Players from a wide range of backgrounds have entered into the IoT SaaS market. For example, the current players in the IoT SaaS industry in China primarily include home appliance manufacturers, smart electronics brands, security camera manufacturers, cloud computing companies, real estate developers and their property management and development affiliates, real estate SaaS providers, and hotel groups, among others. These players could differ significantly from each other in terms of offerings, business models and customer relationships, among other things. For example, while some types of players offer “general” IoT SaaS solutions more easily customizable for different use cases, other players are more focused on serving customers operating in limited specific industries. In addition, while some players are more specialized IoT SaaS providers, others generally offer IoT SaaS solutions as a package with, and as an ancillary complement to, their main offerings (e.g., real estate developers). According to CIC, players in the global IoT SaaS industry are equally — if not more — diverse in their entry points and backgrounds than those in the IoT SaaS industry in China.

•
Geographic regions.   The businesses of current players in the global IoT SaaS industry are usually limited to specific geographic regions, and the backgrounds and industry profiles of such players vary significantly across different regions. For example, while most IoT SaaS solutions providers in the U.S. are software companies, many of their European and Chinese counterparts are brands and real estate groups, respectively.

SOURCE OF INFORMATION
In connection with the Global Offering, we have commissioned CIC, an independent third party, to conduct an analysis of, and to report on global IoT cloud services and global IoT PaaS industry from 2017 to

2026. The report we commissioned, or the CIC Report, has been prepared by CIC independent of our influence. We have agreed to pay CIC a fee of RMB600,000 for the preparation of the report, which we consider reflects the market rate. CIC is an independent market research and consulting company that provides industry consulting services, commercial due diligence, and strategic consulting services to both institutional investors and corporations.
The CIC Report that we commissioned includes information on global IoT cloud services industry and its sub-segments and other market and economic data, which have been quoted in this document. CIC undertook both primary and secondary research using a variety of resources. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved (i) researching diverse markets in different life cycles; (ii) referencing to publications and reports; (iii) focusing on challenges, problems, and the needs of industry participants; (iv) focusing on detailed, comprehensive, “bottom-up” data collection techniques; and (v) utilizing systematic measurements. Projected data was obtained from historical data analysis plotted against macroeconomic data as well as specific industry-related drivers. In compiling and preparing the CIC Report, CIC has adopted the following assumptions: (i) the overall global social, economic, and political environment is expected to maintain a stable trend over the next decade; (ii) related key industry drivers are likely to continue driving growth in the aforementioned markets during the forecast period, and (iii) there is no extreme force majeure or industry regulations by which the market situation may be affected either dramatically or fundamentally.
Except as otherwise noted, all the data and forecast in this section are derived from the CIC Report.

REGULATIONS
The following section sets forth supplemental and updated information concerning certain regulations to which we are subject subsequent to the filing of our 2021 Form 20-F.
REGULATIONS RELATING TO PRC CYBERSECURITY, DATA SECURITY AND PRIVACY PROTECTION
Cyber Security
On December 28, 2000, the SCNPC enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities conducted through the internet are subject to criminal liabilities: (1) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (2) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (3) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (4) stealing or divulging state secrets, intelligence or military secrets via internet; (5) spreading false or inappropriate commercial information; or (6) infringing on the intellectual property.
On December 13, 2005, the Ministry of Public Security issued the Provisions on the Technical Measures for Internet Security Protection, which took effect on March 1, 2006. These regulations require internet service providers to take proper measures including anti-virus, data back-up, keeping records of certain information such as the log-in and exit time of users, and other related measures, and to keep records of certain information about their users for at least 60 days. On June 22, 2007, the Ministry of Public Security, State Secrecy Bureau, State Cryptography Administration and the Information Office of the State Council jointly promulgated the Administrative Measures for the Multi-level Protection of Information Security, under which the security protection grade of an information system may be classified into five grades. Companies operating and using information systems shall protect the information systems and any system equal to or above level II as determined in accordance with these measures, a record-filing with the competent authority is required.
The Cybersecurity Law of the PRC (the “Cybersecurity Law”), as adopted by the SCNPC on November 7, 2016, has come into force on June 1, 2017. Regarded as the fundamental law in the area of cybersecurity in China, the Cybersecurity Law regulates network operators and others from the following perspectives: the principle of Cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Network operators shall, according to the requirements of the rules for graded protection of cybersecurity, fulfill security protection obligations, so as to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such network operator and such individual; and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such network operator. Such network operator shall take measures to delete the information or correct the error.
On December 28, 2021, the CAC and certain other PRC regulatory authorities promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which provides that (i) network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review when listing in a foreign country, and (ii) operators of “critical information infrastructure” that intend to purchase network products and services that will or may affect national security shall apply for a cybersecurity review, and (iii) network platform operators carrying out data processing that will affect or may affect national security shall apply for a cybersecurity review. The Cybersecurity Review Measures took effect on February 15, 2022 and replace the Measures for Cybersecurity Review promulgated in April 2020.
Data Security
On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), which took effect on September 1, 2021. According to the Data Security Law, the enterprises conducting data processing activities shall establish and improve their data security management systems, organize data security trainings and adopt corresponding technical measures and other necessary measures, with a view to guaranteeing the data security. Chapter 4 of the Data Security Law provides for the obligations of general data processing and data security protection, including: (1) establishing and improving the whole-process data security management system; (2) strengthening risk monitoring and properly handling data security incidents; and (3) legally and properly collecting and using data. According to the materials provided by the company, the company has established a relatively complete data security management system, organized and carried out data security education and training, adopted corresponding technical measures and organizations to protect data security, formulated a data security incident management system, carried out risk monitoring and assessment, handled information security level protection filing and assessment for call center service platforms, and performed corresponding network security level protection obligations. In addition, pursuant to the Data Security Law, the State shall establish a data security system to administer data at different levels and by different categories, and impose specific compliance obligations on processors of important data, including: (1) specifying the person and institution responsible for data security and implementing data security protection responsibilities; (2) conducting regular risk assessment of its data processing activities; and (3) fulfilling the regulatory requirements for transmitting important data overseas. Further, remedial measures shall be taken immediately upon discovery of any data security defects or bugs, and users shall be timely notified and competent authorities shall be informed in accordance with relevant provisions if any data security incident occurs. If an enterprise conducting data processing activities fails to meet such requirements, it would be subject to regulatory penalties, including fine, suspension of the relevant business, close of business for rectification and revocation of the relevant business permit or business license.
On October 29, 2021, the CAC published Measures on Security Assessments for the Cross-border Transfer of Data (Draft for Comments) (the “Consultation Draft”) which is applicable to cross-border transfers of personal information and important data collected and generated in China under certain circumstances. Apart from that, the Consultation Draft provides detailed requirements for contracts concluded between data processors and overseas recipients, including but not limited to the purpose of cross-border data transfer, the overseas storage site, the restrictions concerning the transfer of cross-border data from overseas recipients to other organizations and individuals, the security measures to be taken by the overseas recipients when there is a material change in the actual control or scope of business, liability for breach of data security obligations and binding and enforceable dispute resolution provisions and the proper emergency disposal to be taken in the event of risks such as data breaches. The Consultation Draft has not come into effect.
On November 14, 2021, the CAC commenced to publicly solicit comments on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Cyber Data Security Regulation”). The Draft Cyber Data Security Regulation differentiates “listing in Hong Kong” from “listing in a foreign country.” The Draft Cyber Data Security Regulation has not been officially enacted as of the date of this document. According to the Draft Cyber Data Security Regulation, data processors shall apply for a cybersecurity review when carrying out the following activities: (1) the merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (2) data processors that handle personal information of more than one million people contemplating to list their securities “in a foreign country”; (3) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; (4) other data processing activities that affect or may affect national security. According to the PRC National Security Law, “national security” refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other vital interests of the state are relatively not in danger and not threatened internally or externally and the ability to maintain a sustained security status. However, the criteria for determining the circumstances that “affect or may affect national security” for the purpose of the Draft Cyber Data Security Regulation remain unclear and are subject to further clarification by the CAC.
The Applicability of the Cybersecurity Review Measures and the Draft Cyber Data Security Regulation
According to the Cybersecurity Review Measures and the Draft Cyber Data Security Regulation, circumstances that require the application for a cybersecurity review can be divided into two categories: (i) Network Platform Operators or data processors holding personal information of more than one million users who seek listing in a foreign country (“Category I”); (ii) a number of other specified circumstances, to the extent that they affect or may affect national security (“Category II”), including: (a) purchases of network products and services by CIIOs, (b) data processing activities conducted by Network Platform Operators, (c) contemplated listing of securities on a stock exchange in Hong Kong by data processors, (d) merger, reorganization or division of internet platform operators that have acquired a large number of data resources relating to national security, economic development and public interests, and (e) other data processing activities. We are of the view, as advised by our PRC Legal Advisor, that, as of the Latest Practicable Date, the risk of us falling into any of the circumstances outlined above, and therefore being required to proactively apply for a cybersecurity review is relatively low, for the following reasons:
(i)
according to the Article 7 of the Cybersecurity Review Measures, Network Platform Operators that hold personal information of more than one million users that seek listing in “a foreign country” are obliged to apply for a cybersecurity review. Given that (i) the Cybersecurity Review Measures, the Draft Cyber Data Security Regulation and the other relevant PRC laws and regulations currently have not provided any specific definition or standard of the “network platform operator”; and (ii) a listing in Hong Kong sought by a “network platform operator” which holds over one million users’ personal information will not be deemed as “listing in a foreign country”, as advised by our PRC Legal Advisor, although there is possibility that we could be classified as a “network platform operator” which holds over one million users’ personal information, our proposed listing in Hong Kong will not be subject to the voluntary application for cybersecurity review under the Cybersecurity Review Measures;

(ii)
as of the Latest Practicable Date, we had not received any investigation, notice, warning or sanction from the CAC or any other PRC governmental authority with respect to national security issues or any other issues relating to cybersecurity review arising from the operation of our business and the Global Offering;

(iii)
pursuant to the CII Protection Regulations, CIIOs refer to the operators of important network facilities and information systems of important industries and sectors such as public communications and information services, energy, transport, water conservation, finance, public services, e-government, and science and technology industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizens’ livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. Authorities responsible for the security protection of CIIs (the “CII Protection Authorities”) shall establish the rules for the identification of CIIOs based on the particular circumstances of the industry and identify CIIOs in their own industries and sectors in accordance with the identification rules, promptly notifying the operators of the identification results. As of the Latest Practicable Date, we have not received any notification from any CII Protection Authorities about being identified as a CIIO;

(iv)
as of the Latest Practicable Date, we are not involved in any merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development and public interests.

The impact that the Cybersecurity Review Measures and the Draft Cyber Data Security Regulation may have on us
As advised by our PRC Legal Advisor, we are of the view that we will be able to comply with the Cybersecurity Review Measures and the Draft Cyber Data Security Regulation (if adopted in its current form) in all material aspects, and these regulations would not have material adverse impact on our business and the Global Offering, for the following reasons:
(i)
as stated above, we believe that, as of the Latest Practicable Date, we had not been required to proactively apply for a cybersecurity review and we had not received any investigation, notice, warning or sanction from the CAC or any other PRC governmental authority with respect to national security issues or any other issues relating to cybersecurity review;

(ii)
as of the Latest Practicable Date, we had implemented internal rules and procedures as appropriate and necessary on cybersecurity, data security and personal information protection, to ensure we will be able to comply with the Cybersecurity Review Measures and the Draft Cyber Data Security Regulation (if adopted in its current form) in all material aspects;

(iii)
as of the Latest Practicable Date, we had not experienced any leakage or loss of material data or personal information, or other events that violate applicable laws and regulations on cybersecurity and data protection and have a material adverse impact on our business operation;

(iv)
as of the Latest Practicable Date, we had not been subject to any material fines, penalties or other regulatory sanctions imposed by competent regulatory authorities, or involved in any judicial litigation or arbitration (whether closed or ongoing), based on our actual or alleged violation of applicable laws and regulations on cybersecurity and data protection;

(v)
as the criteria for determining the circumstances that “affect or may affect national security” remain unclear, we have been closely monitoring legislations and regulatory developments and have prudently assessed all circumstances surrounding such determination. We believe that the risk of being identified as “affecting or may affect national security” is relatively low, mainly because: (a) we have not involved or been informed to involve in a cybersecurity review proactively initiated by competent authorities alleging us affect or may affect national security; (b) we have obtained various certifications relating to information security and privacy compliance to ensure the security of information and network related to our business; (c) in 2019, 2020 and 2021 and up to the Latest Practicable Date, we had not been subject to material regulatory sanction or dispute relating to national security; (d) we were not aware of any determination by any governmental authority that the Global Offering would constitute a threat to, or endanger, national security; and

(vi)
we have been and will continue monitoring legislations and regulatory developments in cybersecurity, data security and personal information protection and ensure our compliance with the latest regulatory requirements with the assistance of our legal counsel.

REGISTRATION FOR IMPORT AND EXPORT GOODS
Pursuant to the Customs Law of the PRC promulgated by the SCNPC on January 22, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016, November 4, 2017 and April 29, 2021, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws.
Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on the Record Filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021, Where the consignee or consignor of imported or exported goods or a customs declaration enterprise applies for recordation, it shall obtain the qualification of market entities; particularly where the consignee or consignor of imported or exported goods applies for recordation, it shall be filed as a foreign trade business. Where the consignee or consignor of imported or exported goods or a customs declaration enterprise has undergone the formalities of recordation for customs declaration entities, branches that meet the requirements of the preceding paragraph may also apply for recordation for customs declaration entities.
In addition, the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and last amended on November 7, 2016, and the Measures for the Record Filing and Registration of Foreign

Trade Business Operators, which was promulgated by the MOFCOM on June 25, 2004 and last amended on May 10, 2021, require any foreign trade business operator that is engaged in the import and export of goods or technology shall be registered for archival purposes with the administrative department of foreign trade of the State Council or the institution entrusted thereby, unless it is otherwise provided for by any law, administrative regulation or the foreign trade department of the State Council. The specific measures for archival registration shall be formulated by the foreign trade department of the State Council. Where any foreign trade business operator that fails to file for record and registration according to relevant provisions, the customs may not handle the procedures of customs declarations and release of the import or export goods.
REGULATION RELATING TO M&A AND OVERSEAS LISTING
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), was promulgated by six PRC ministries including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAMR, the CSRC, and the SAFE on August 8, 2006, became effective on September 8, 2006, and was amended and became effective on June 22, 2009. The M&A Rules stipulate that a foreign investor is required to obtain necessary approvals when it: (1) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign- invested enterprise; (2) subscribes for the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (3) establishes a foreign-invested enterprise through which it purchases the assets of any domestic enterprise and operates these assets; or (4) purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further prescribed that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall be approved by the MOFCOM prior to its establishment and obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
Pursuant to the Notice of the Foreign Investment Administration of the MOFCOM on Distributing the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by the MOFCOM, notwithstanding the fact that (1) the domestic shareholder is connected with the foreign investor or not; or (2) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic companies (Draft for Comments) (the “Filing Measures”) for public comments. Pursuant to these drafts, PRC domestic companies that seek to directly or indirectly issue or list their securities overseas shall file with CSRC certain required documents, and “PRC domestic companies” are defined to include both (i) PRC companies limited by shares, which seek direct issuance of shares and listing overseas, and (ii) offshore-incorporated companies whose main business operations are in China that seek indirect issuance of shares and listing overseas based on their onshore equity, assets or similar interests. More specifically, a “PRC domestic company” that seeks an initial public offering overseas, or a “PRC domestic company” already listed overseas who seeks to list its securities in another overseas market, shall file the required documents with CSRC within three (3) business days after submitting the application documents for the foregoing transactions. The “PRC domestic company” may apply for the postponement of the disclosure of the filing result if the aforesaid application documents are submitted on a confidential or non-public basis. According to the Article 7 of the Administrative Provisions, the “PRC domestic company” are prohibited from seeking to directly or indirectly issue or list their securities overseas under the circumstances as follows: (i) there are circumstances where financing by listing is expressly prohibited by the laws and regulations of the State and the relevant provisions; (ii) the overseas issuance and listing threatens or endangers the national security as determined by the relevant competent department of the State Council in accordance with the law; (iii) there is any material ownership dispute in respect of equity, major assets, core technology, etc.; (iv) the domestic enterprise and its controlling shareholder or actual controller have committed a criminal offence of corruption, bribery, embezzlement of property, misappropriation of property or disruption of the order of the socialist market economy, or are under investigation by the judicial organ for suspected criminal offence or suspected major violation of law or regulation in the past three years; (v) the directors, supervisors and senior management personnel have been subject to administrative punishment in the past three years and the circumstance is serious, or are under investigation by the judicial organ for suspected criminal offence or suspected major violation of law or regulation in the past three years; and (vi) other circumstances determined by the State Council. As of the date of this document, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted. Uncertainties exist regarding the final form of these regulations as well as the interpretation and implementation thereof after promulgation. If those two rules were adopted in the current form, we may be required to file documents regarding of this Global Offering with the CSRC, which could take up to 20 business days for the CSRC to review and approve after submitting all required documents.
On December 24, 2021, a spokesperson of the CSRC at a press conference in relation to the Administrative Provisions and the Filing Measures clarified that, among others: (i) the implementation of the Administrative Provisions and the Filing Measures aim to improve the supervisory and regulatory institution for overseas listing of enterprises and support enterprises to use overseas capital markets for financing and development in accordance with laws and regulations, not to tighten the regulatory policies for overseas listing, (ii) the Administrative Provisions and the Filing Measures will follow the legal principle of non-retroactivity and the CSRC would initiate the filing requirements and procedures with the new applicants (“New Applicants”), i.e. the new overseas initial public offering applicants, and the stock enterprises (“Stock Enterprises”), i.e. the existing overseas-listed companies that had subsequent financing activities, while the remaining Stock Enterprises will be separately granted a sufficient transitional period, (iii) prior to filling with CSRC, the enterprises shall obtain the regulatory opinion or filing or approval documents from the administrative authorities of the specific industries only if these authorities explicitly set the relevant requirements regarding listing overseas in the regulations, and (iv) on the premise of complying with the PRC laws and regulations, enterprises adopting a VIE structure that meet compliance requirements could pursue overseas listing after filing with the CSRC.
Our PRC Legal Advisor and the PRC legal advisor of the Joint Sponsors conducted verbal consultations with the officers of Zhejiang Communications Administration on December 10, 2021 and December 17, 2021. Our PRC Legal Advisor also conducted a phone consultation with the officer of Zhejiang Communications Administration on March 1, 2022. The officers consulted above confirmed that entering into the Contractual Arrangements would not constitute non-compliance with the relevant laws, rules or regulations and no prior approval from Zhejiang Communications Administration is required for entering into and performing the Contractual Arrangements or listing overseas under a VIE structure. Our PRC Legal Advisor is of the view that Zhejiang Communications Administration is the competent authority and the officers interviewed are competent persons to give the above confirmations.
Assuming that the Administrative Provisions and the Filing Measures subsequently come into effect in accordance with the current draft version, as advised by our PRC Legal Advisor, we do not foresee any material impediment to the compliance with the Administrative Provisions and the Filing Measures in all material aspects as of the Latest Practicable Date for the following reasons: (i) we do not fall within any of the circumstances specified in Article 7 of the Administrative Provisions in which overseas issuance and listing are prohibited, (ii) the Contractual Arrangements that we adopt do not contravene the Administrative Provisions and the Filing Measures in any material aspects, and (iii) there have not been any material non-compliance incidents occurring on us discovered in relation to our business operation, foreign investment, industry regulation, and data security in all material aspects under the PRC laws.
As of the Latest Practicable Date, as advised by our PRC Legal Advisor, given that the Administrative Provisions and the Filing Measures are still in their draft forms and have not come into effect, we are not required to perform the relevant filing or information reporting procedures for the Global Offering under the Administrative Provisions and the Filing Measures. We confirm that we have not received any enquiries, comments, instructions, guidance or other concerns from any PRC authorities (including CSRC) with respect to the Global Offering or the Contractual Arrangements. We have taken comprehensive measures to ensure our compliance with the relevant laws and regulations and expect to continue to pay close attention to the legislative and regulatory developments in respect of overseas listing of domestic enterprises, and we will perform the filing procedures or information reporting procedures in accordance with the requirements of the Administrative Provisions and the Filing Measures where applicable to us upon their coming into force.

Based on the above, the Directors are of the view that there has been and will be no material adverse actual or potential impact of the Administrative Provisions and the Filing Measures on the Global Offering and business under the Contractual Arrangements as of the Latest Practicable Date. Our PRC Legal Advisor concurs with this view.
Based on the above and the due diligence conducted by the Joint Sponsors detailed below, nothing has come to the attention of the Joint Sponsors that would cause them to disagree with the Company’s and its PRC Legal Advisor’s views above. The due diligence works conducted by the Joint Sponsors include but not limited to (i) reviewing, with the support of the PRC legal advisor of the Joint Sponsors, the memorandum on the Contractual Arrangements and follow-up legal works (including the questionnaire for interview with the Zhejiang Communications Administration) prepared by our PRC Legal Advisor, the underlying contracts and license for the Contractual Arrangements, the legal analysis and opinion of our PRC Legal Advisor and the disclosure in the section headed “Contractual Arrangements” in this document; (ii) reviewing the interview notes with Zhejiang Communications Administration to ensure it is consistent with the Company’s understanding; (iii) discussing with the PRC legal advisor of the Joint Sponsors who reviewed the Contractual Arrangements of the Company and the underlying contracts and supporting documents and concurs with the views and analysis of our PRC Legal Advisor as disclosed above; (iv) discussing with our PRC Legal Advisor and the PRC legal advisor of the Joint Sponsors on, among other things, the basis of their views and the potential impact and latest status of the recent regulatory developments on the Contractual Arrangements; and (v) discussing with the Company’s management in relation to the communication with Zhejiang Communications Administration and the potential impact of the recent regulatory developments on the Global Offering and business operations under the Contractual Arrangements.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE
The following section sets forth updated and supplemental information in the Listing Application relating to selected aspects of our history, development and corporate structure.
OVERVIEW
We established the world’s first IoT cloud development platform, according to CIC. Through our IoT cloud development platform, we deliver a variety of offerings. Our IoT PaaS where we enable brands, OEMs, and developers to develop, launch, manage and monetize smart devices and services. Our Industry SaaS offering enables businesses to deploy, connect, and manage large numbers and different types of smart devices.
Our history can be traced back to 2014 with the establishment of various companies in the Group including our Company and Tuya Information. We have been managed by our founders, Mr. Wang, Mr. Chen, and our co-founders, Mr. Zhou and Mr. Yang, who have strong expertise in IoT cloud based platform and technology. For the biographies and industry experience of our founders and co-founders, please refer to the section headed “Directors and Senior Management” in this document.

OUR BUSINESS DEVELOPMENT MILESTONES
The following table sets forth the key business development milestones of our Group:
Year	Event
2014	We commenced business operation upon establishment of Tuya Information in the PRC Our Company was incorporated in the Cayman Islands
2015	Our first subsidiary in the U.S., Tuya Global, was incorporated
2016	We released IoT cloud platform which was designed to enable development of IoT application interface in 1 minute, OEM application in 10 minutes and smart devices for mass production for 15 days
2017	We achieved more than 1 million peak monthly deployments of IoT PaaS
2018
We achieved more than 4 million peak monthly deployments of IoT PaaS
We released self-service portal for IoT PaaS
We won 2018 IFA Product Technical Innovation Award for Smart Interconnected Platform Innovation

2019
We achieved more than 10 million peak monthly deployments of IoT PaaS
We established our presence through subsidiaries in Japan, India, Germany and Colombia
We won CES “AI IoT Technology Innovative Platform” Award
We were named as one of the “Top 25 IoT Startups to Watch in 2019” and “Top 100 AIoT Enterprises in China” by Forbes
We won AWE “Smart Innovation Award”

2020
We achieved more than 1 million peak daily deployments of IoT PaaS
We released the latest IoT cloud development platform hosting over 262,000 IoT device and software registered developers developing IoT devices in over 252,000 SKUs
We launched our industry SaaS business driven by strong demand from business operators for sophisticated, brand-agnostic Industry SaaS offerings

2021
We listed our ADSs on the NYSE under the symbol “TUYA”
We partnered with Gartner, the world’s renowned research and advisory company, and media platforms Global Intelligent Business and IoT Business Vintage to jointly publish the white paper titled “2021: The 60 Smartest Companies Thriving Post-Pandemic” on October 21, 2021
We launched Tuya Cube, as our IaaS agnostic private cloud solutions for both IoT PaaS and SaaS deployment
We won Caijing Magazine’s “Evergreen Award: Most Valued IPO Tech Company”

OUR MAJOR SUBSIDIARIES AND OPERATING ENTITIES1
The principal business activities, date of establishment and date of commencement of business of the members of our Group that made a material contribution to our results of operation(1) in 2019, 2020 and 2021 are shown below:

Note:
1
Our major subsidiaries and operating entities are selected with reference to the entities which have contributed to more than 5% of the Group’s revenue, profit or assets on a consolidated or stand-alone basis as of / for the years ended December 31, 2019, 2020 and 2021.

2
For details of shareholding of our major subsidiaries and operating entities, please refer to the diagram in the paragraph headed “Our Structure Immediately Prior to the Global Offering” in this section. Since the date of establishment of each of our major subsidiaries and operating entities, there has not been any change in their respective shareholding.

Name	Place of incorporation	Date of incorporation and commencement of business	Principal business activities
Tuya (HK)	Hong Kong	September 12, 2014	Investment holding and business development
Tuya Information	PRC	December 5, 2014	Conducting IoT PaaS, smart devices distribution, and SaaS and others business, and research and development activities
Zhejiang Tuya	PRC	May 9, 2020	Conducting smart devices distribution business
Guangdong Tuya	PRC	August 14, 2020	Conducting research and development activities and business development
Tuya Global	U.S.	July 22, 2015	Business development
CORPORATE DEVELOPMENT AND MAJOR SHAREHOLDING CHANGES
(1)
Incorporation of our Company

Our Company was incorporated in the Cayman Islands on August 28, 2014 as the holding company of our Group. Upon incorporation, our Company had an authorized share capital of US$50,000 divided into 100,000,000 ordinary shares with a par value of US$0.0005 each. The shareholding structure of our Company upon incorporation is set forth in the table below:
Shareholders	Number of ordinary shares	Corresponding percentage of shareholding in our Company
		(%)
Tuya Group Inc.	11,360,000	51.7
Tuya Technology Inc.(1)	8,640,000	39.3
Plus Force Enterprise Ltd.(2)	1,758,400	8.0
Xincheng Investment Limited(3)	219,800	1.0
Total	21,978,200	100

(1)
Tuya Technology Inc. is owned as to 33.33% by Mr. Chen, 25.00% by Mr. Zhou, 29.17% by Mr. Lin Yaona, an employee of our Group, a director of Zhejiang Tuya (our indirect wholly-owned subsidiary) and substantial shareholder of the Consolidated Affiliated Entity and 12.50% by Chen Peihong, an employee of our Group and an Independent Third Party.

(2)
Plus Force Enterprise Ltd. is wholly owned by Mr. Wu Yongming, who was an investor at the time of establishment of our Company and is an Independent Third Party.

(3)
Xincheng Investment Limited is wholly owned by Mr. Li Zhiguo, who was an investor at the time of establishment of our Company and is an Independent Third Party.

(2)
Investments from Investors prior to the NYSE Listing

Since incorporation of our Company in August 2014, our Company received various rounds of investment from investors. For details, please refer to the paragraph headed “— Our Investors Prior to the NYSE Listing” below in this section.
(3)
Share Subdivision

On June 1, 2018, we conducted a share subdivision pursuant to which each ordinary share with a par value of US$0.0005 each in the Company’s issued and unissued share capital was subdivided into 10 ordinary shares with a par value of US$0.00005 each, and each preferred share with a par value of US$0.0005 each in the Company’s issued and unissued share capital is subdivided into 10 preferred shares with a par value of US$0.00005 each.

(4)
Major shareholding changes of our Company in 2019, 2020 and 2021 and up to the Latest Practicable Date

The major shareholding changes of our Company in 2019, 2020 and 2021 and up to the Latest Practicable Date were as set out below:
(a)
Issue of Series D preferred shares of our Company to investors

On September 16, 2019, we issued (i) 49,514,236 Series D preferred shares to Tencent Mobility Limited for a consideration of US$169,918,003.69, (ii) 611,941 Series D preferred shares to New Enterprise Associates 14, L.P. for a consideration of US$2,099,997.93, and (iii) 845,062 Series D preferred shares to NEA 15 Opportunity Fund, L.P. (together with New Enterprise Associates 14, L.P., “NEA”) for a consideration of US$2,899,999.27.
On November 1, 2019, we issued 1,457,003 Series D preferred shares to China Broadband Capital Partners IV, L.P. for a consideration of US$4,999,997.20.
(b)
Transfer of ordinary shares of our Company among the intermediary entities controlled by Mr. Wang

On January 8, 2021, Tuya Group Inc. transferred 27,000,000 ordinary shares of our Company to Tenet Global Limited which was then wholly owned by Tuya Group Inc. at nil consideration.
On January 15, 2021, Tenet Global Limited transferred 27,000,000 ordinary shares of our Company to Tenet Group Limited at nil consideration.
(c)
Transfer of ordinary shares of our Company by Tuya Technology Inc.

On January 19, 2021, Tuya Technology Inc. transferred 27,357,264, 23,942,736, 20,520,000 and 10,260,000 ordinary shares of our Company to Unileo, Anywink Limited, Valgolden and Volinks Limited at nil consideration, based on the respective beneficial ownership of Mr. Chen, Mr. Lin Yaona, Mr. Zhou and Mr. Chen Peihong in Tuya Technology Inc.
(d)
Issue of ordinary shares of our Company to investors prior to our listing on the NYSE

On February 1, 2021, we issued 9,615,769 ordinary shares of our Company to NVMB XIV Holdings Limited for a consideration of US$119,999,989.24.
On February 2, 2021, we issued 6,410,513 ordinary shares to Tencent Mobility Limited for a consideration of US$79,999,996.99.
(e)
Conversion to Class A Ordinary Shares and Class B Ordinary Shares

Immediately upon the completion of our initial public offering on the NYSE on March 22, 2021 as detailed in the paragraph headed “— Listing on the NYSE” below in this section, all issued and outstanding ordinary shares beneficially owned by Mr. Wang, and Mr. Chen (including 1,442,736 ordinary shares held by Tuya Technology Inc.) at the time were immediately and automatically converted to 142,400,000 Class B Ordinary Shares on a one-for-one basis, while all the other issued and outstanding ordinary shares in our Company (other than those beneficially owned by Mr. Wang and Mr. Chen) and all the issued and outstanding Series A, Series A-1, Series B, Series C and Series D preferred shares were automatically converted into Class A Ordinary Shares on a one-for-one basis.
(f)
Share Distribution of Tuya Technology Inc.

To comply with the requirements under Rule 8A.07 of the Listing Rules that a WVR structure must confer on a beneficiary enhanced voting power on resolutions tabled at the issuer’s general meetings only, and Rule 8A.11 of the Listing Rules that any beneficiaries of weighted voting rights must be members of the applicant’s board of directors, on December 16, 2021, Tuya Technology Inc. distributed 1,257,264, 1,080,000 and 540,000 Class A Ordinary Shares in species to Anywink Limited, Valgolden and Volinks Limited, respectively, and 1,442,736 Class B Ordinary Shares to Unileo on pro rata basis based on the respective beneficial ownership of Mr. Lin Yaona, Mr. Zhou, Mr. Chen Peihong and Mr. Chen in Tuya Technology Inc. (the “Share Distribution”). Upon completion of the Share Distribution, Tuya Technology Inc. do not hold any shares in the Company.

(g)
Transfer of Class B Ordinary Shares and share conversion by Tenet Group

For his estate planning, Mr. Wang conducted share transfers and share conversions through the entities controlled by him as follows.
On December 23, 2021, Tuya Group Inc. transferred 76,600,000 Class B Ordinary Shares to Tenet Vision (the “First Share Transfer”) and Tenet Group converted 27,000,000 Class B Ordinary Shares to Class A Ordinary Shares on one-for-one basis (the “First Share Conversion”). Upon completion of the First Share Transfer and First Share Conversion, Tenet Group, Tenet Vision, Tuya Group Inc. held 27,000,000 Class A Ordinary Shares, 76,600,000 Class B Ordinary Shares and 10,000,000 Class B Ordinary Shares, respectively.
On December 28, 2021, Tenet Vision transferred 36,000,000 Class B Ordinary Shares to Tenet Group (the “Second Share Transfer”) and Tenet Group converted 36,000,000 Class B Ordinary Shares to Class A Ordinary Shares on one-for-one basis (the “Second Share Conversion”). Upon completion of the Second Share Transfer and Second Share Conversion, Tenet Vision and Tenet Group held 40,600,000 Class B Ordinary Shares and 63,000,000 Class A Ordinary Shares, respectively.
(5)
Contractual Arrangements in respect of Hangzhou Tuya Technology

Tuya Information, a wholly-owned subsidiary of our Company, entered into various agreements that constituted the Contractual Arrangements which amended and restated the previous contractual arrangements, with Hangzhou Tuya Technology and the Registered Shareholders, pursuant to which Tuya Information would exercise effective control over the operations of, and enjoy substantially all the economic benefits of Hangzhou Tuya Technology. Please refer to the sections headed “Contractual Arrangements” and “Connected Transactions” in this document for further details.
LISTING ON THE NYSE
On March 18, 2021, we listed our ADSs on the NYSE under the symbol “TUYA”. Our initial public offering on the NYSE was completed on March 22, 2021. Pursuant to the initial public offering, our Company sold 43,590,000 ADSs, each representing one Class A Ordinary Share at an offering price of US$21.00 per ADS. Among which, 2,375,000, 2,375,000 and 9,975,000 were subscribed at the initial public offering price and on the same terms as the other ADSs offered at the initial public offering on the NYSE by (i) Image Frame Investment (HK) Limited, a wholly-owned subsidiary of Tencent, (ii) Gaoling Fund L.P. and YHG Investment, L.P. and (iii) Canada Pension Plan Investment Board, one or more funds affiliated with Dragoneer Investment Group, LLC, GIC Private Limited, funds affiliated with Tiger Global Management, LLC, and/or their affiliates.
On April 20, 2021, the underwriters had exercised their over-allotment option to purchase an additional 1,486,479 ADSs, each representing one Class A Ordinary Shares at a price of US$21.00 per ADS.
We received from our initial public offering gross proceeds of approximately US$946.6 million and net proceeds, including the underwriters’ over-allotment option after deducting the underwriting discounts and offering expenses, of approximately US$904.7 million. We intended to utilize the net proceeds from our initial public offering on the NYSE for our research and development, investment in technology infrastructure, marketing and branding and other capital expenditure and general corporate purposes as disclosed in our registration statement on Form F-1 filed with the SEC in connection with our initial public offering on the NYSE.
COMPLIANCE WITH THE RULES OF NYSE
Our Directors confirm that since the date of our listing on the NYSE and up to the Latest Practicable Date, we had no instances of non-compliance with the rules of the NYSE in any material respects and to the best knowledge of our directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on the NYSE.
REASONS FOR THE LISTING
Our Board is of the view that the Listing and the Global Offering will present us with an opportunity to further expand our investor base and broaden our access to capital markets and provide us with the necessary funding for us to design, research and development of advanced technology to reinforce our market leadership, expand and enhance our product offerings, focus on marketing and branding, and pursue strategic partnerships, investments and acquisitions to implement long-term growth strategies. It is expected that the net proceeds from the Global Offering, after deducting the underwriting commissions and other estimated offering expenses payable by us, will amount to approximately HK$94.5 million (based on the indicative offer price of HK$22.80 per Offer Share, and assuming the Over-allotment Option is not exercised).
OUR INVESTORS PRIOR TO THE NYSE LISTING
Since incorporation of our Company in August 2014 to February 2021, our Company received various rounds of investment from investors including angel investors, professional equity investment funds and global technology companies. We issued ordinary shares and preferred shares in the share capital of our Company to these investors, which included an aggregate of (i) 38,006,282(Note) ordinary shares in August and December 2014, and February 2021 for an aggregate consideration of approximately US$201.8 million, (ii) 65,288,360(Note) Series A preferred shares(Note) in December 2014 and March 2015 for an aggregate consideration of approximately US$9.0 million, (iii) 13,679,270(Note) Series A-1 preferred shares in November 2016 for an aggregate consideration of approximately US$3.0 million (1,457,003 Series A-1 preferred shares were repurchased subsequently in November 2019), (iv) 87,756,440(Note) Series B preferred shares in August and September 2017 for an aggregate consideration of approximately US$29.0 million, (v) 60,468,490(Note) Series C preferred shares in April and May 2018 for an aggregate consideration of approximately US$115.0 million and (vi) 52,428,242 Series D preferred shares in September and November 2019 for an aggregate consideration of approximately US$179.9 million upon completion of these investments. All of the ordinary shares and preferred shares had a par value of US$0.00005 each. The aggregate net proceeds from such investments amounted to approximately US$0.5 billion. We utilized the net proceeds from these investments for working capital and general corporate purposes in connection with the Group’s business including expenses on purchase of chips and public cloud services, our employee-related costs, marketing costs related to our developer conferences and events and on content and social media marketing, rental and utilities, and legal, audit and information technology professional fees over the years. As at the Latest Practicable Date, among the aggregate net proceeds in the amount of US$0.5 billion from the investments prior to the NYSE Listing, more than 50% has been utilized.
Among such investors, New Enterprise Associates 14, L.P. and NEA 15 Opportunity Fund, L.P., investment limited partnerships connecting with New Enterprise Associates Inc. (“NEA”), subscribed for 5,803,410 Series A preferred shares of US$0.0005 each in December 2014, 4,539,127 Series B preferred shares of US$0.0005 each in August 2017, 1,840,226 Series C preferred shares of US$0.0005 each in April 2018 and 1,457,003 Series D preferred shares of US$0.00005 each in September 2019 for an aggregate consideration of approximately US$63.0 million. As of the Latest Practicable Date, NEA held 123,284,633 Class A Ordinary Shares and is expected to be a substantial shareholder of our Company following the Listing.
NEA is a venture capital firm with more than 40 years of history, principally engaging in investment in advanced technology, science and medical sectors. Since its inception, NEA has approximately US$24 billion committed capital (including both active and historical commitments). NEA is an experienced investor and has invested in a spectrum of companies in information technology sector, including Cloudfare (a global cloud platform services provider which provides various network services to business of all sizes and geographies, and whose Class A common stocks are listed on the NYSE under the symbol of “NET”) and MuleSoft (a provider of an unified platform which includes the key technology components required for IT architects, developers, and systems administrators to scale their application networks, and whose Class A common stocks were listed on the NYSE under the symbol of “MULE”). The sole general partner of New Enterprise Associates 14, L.P. is NEA Partners 14 L.P. The sole general partner of NEA Partners 14 L.P. is NEA 14 GP, LTD. The sole general partner of NEA 15 Opportunity Fund, L.P. is NEA Partners 15-OF, L.P. The sole general partner of NEA Partners 15-OF, L.P. is NEA 15 GP, LLC.
Both Tencent Mobility Limited and Image Frame Investment (HK) Limited are wholly-owned subsidiaries of Tencent.

Note:
This represents the number of ordinary shares after share subdivision in June 2018.

Both NEA and Tencent are sophisticated investors of our Company and in accordance with Guidance Letter HKEX-GL-93-18, had retained an aggregate 50% of the investment at the time of our listing on the NYSE for a period of six months following such time.
MAJOR ACQUISITIONS, DISPOSALS AND MERGERS
We have not conducted any acquisitions, disposals or mergers since our incorporation that we consider to be material to us.
2015 EQUITY INCENTIVE PLAN
Our Company adopted the 2015 Equity Incentive Plan on December 23, 2014. The purpose of the 2015 Equity Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of the Company’s business. For details of the principal terms of the 2015 Equity Incentive Plan, please refer to “Equity Incentive Plan” in this document.
PRC REGULATORY REQUIREMENTS
M&A Rules
According to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) jointly issued by MOFCOM, the SASAC, the SAT, the CSRC, the SAIC (currently known as the SAMR) and the SAFE on August 8, 2006, effective as of September 8, 2006 and amended on June 22, 2009, a foreign investor is required to obtain necessary approvals when it (i) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (ii) subscribes the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (iii) establishes a foreign-invested enterprise through which it purchases the assets of a domestic enterprise and operates these assets; or (iv) purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further purport to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange, especially in the event that the special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.
Our PRC Legal Advisor is of the opinion, based on its understanding of the current PRC laws and regulations, prior CSRC approval abovementioned for the Global Offering is not required because (i) our wholly foreign-owned PRC subsidiaries were not established through mergers or acquisitions of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are the beneficial owners of our Company; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. However, our PRC Legal Advisor further advises that there is uncertainty as to how the M&A Rules and other PRC laws and regulations will be interpreted or implemented or whether the relevant authorities would promulgate further requirements.
SAFE registration in the PRC
Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round Trip Investment via Special Purpose Vehicles (the “SAFE Circular No. 37”), promulgated by SAFE on July 4, 2014 with immediate effect which replaced the Circular of the SAFE on Foreign Exchange Administration of Equity Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular No. 75”), (a) a PRC resident must register with the local SAFE counterpart before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE counterpart for any major change in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the

Overseas SPV’s capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular No. 37, failure to comply with these registration procedures may result in penalties.
Pursuant to the Notice on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (the “SAFE Notice No. 13”), promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, the power of foreign exchange registration was delegated from the local SAFE counterpart to qualified local banks where the domestic entity was incorporated.
As advised by our PRC Legal Advisor, Mr. Wang, Mr. Chen, Mr. Zhou, Mr. Lin Yaona, Mr. Chen Peihong, Mr. Wu Yongming and Mr. Li Zhiguo who indirectly hold Shares of our Company and are known to us as being PRC citizens, have completed the registration under the SAFE Circular 37 in December 2014.
PUBLIC FLOAT
So far as our Directors are aware, upon completion of the Global Offering (assuming the Over-allotment Option is not exercised and without taking into account any Class A Ordinary Shares which may be further issued under the 2015 Equity Incentive Plan), the Shares held by Tuya Group Inc., Tenet Vision, Tenet Group, Unileo, Valgolden, Anywink Limited and GTY Holdings Limited which are controlled by our core connected persons, the Shares owned by NEA and Tencent which are our substantial Shareholders, the Shares or ADSs owned by the directors of our Company and subsidiaries who will hold directorship on the Listing Date, their respective spouses and entities controlled by them, will not be counted towards the public float.
So far as our Directors are aware, save as provided above and the 25,691,894 Class A Ordinary Shares held by our Depositary which may be used to satisfy the future exercise or vesting of stock options/awards granted under the 2015 Equity Incentive Plans, upon completion of the Global Offering (assuming the Over-allotment Option is not exercised and without taking into account any Class A Ordinary Shares which may be further issued under the 2015 Equity Incentive Plan), the remaining Shareholders are not core connected persons and will collectively hold 162,531,017 Class A Ordinary Shares or approximately 28.09% of the total number of issued shares of our Company, which will count towards the public float.
OUR STRUCTURE IMMEDIATELY PRIOR TO THE GLOBAL OFFERING
The following diagram illustrates the simplified corporate and shareholding structure of our Group as at the Latest Practicable Date and immediately prior to the completion of the Global Offering (assuming there is no change in the shareholding of the public Shareholders from the Latest Practicable Date to immediately prior to the Global Offering and assuming no further Shares are issued under the 2015 Equity Incentive Plan):

TMF (Cayman) Ltd.
100%
Tenet Smart
100%
Tenet Global
Mr. Wang
Mr. Chen
Mr. Zhou
Lin Yaona
100%
Tuya Group Inc.
Tenet Vision
Tenet Group[2]
Unileo
Valgolden
Anywink Limited
NEA[3]
Tencent[4]
Other Directors(s) or his/her controlled entities[5]
Public Shareholders holding Class A Ordinary Shares[6]
Shares held by the Depositary to satisfy future exercise or vesting of awards and for public Shareholders holding ADSs[7]
1.75%
7.11%
11.03%
5.04%
3.78%
4.41%
21.58%
10.21%
2.14%
14.58%
18.37%
Company (Cayman Islands)
Tuya Market Inc. (U.S.)
Tuya (HK) (Hong Kong)
Tuya Global (U.S.)
Tuya Smart Inc. (U.S.)
Tuya Smart Australia Pty Ltd (Australia)
Tuyasmart (Colombia) S.A.S. (Colombia)
Tuya GmbH (Germany)
Tuya Japan Co., Ltd. (Japan)
Tuyasmart (India) Private Limited (India)
99.00%
1.00%
Offshore
Onshore
Xiamen Tuya Technology Co., Ltd. (PRC)
Guangdong Tuya (PRC)
Shanghai Tuya Information Technology Co., Ltd. (PRC)
Ningbo Tuya Smart Electronics Co., Ltd. (PRC)
Tuya Information (PRC)
Zhejiang Tuya (PRC)
Hangzhou Tuya Technology (PRC)
Hefei Tuya Smart Technology Co., Ltd. (PRC)
Equity interest
Contractual arrangement

Notes:
(1)
Our Company has adopted a WVR structure and will continue to have the WVR structure upon the completion of the Global Offering.

(2)
Each of Tenet Vision and Tenet Group is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd., which is the trustee of Wang’s Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc.

(3)
This represents 111,923,991 Class A Ordinary Shares held by New Enterprise Associates 14, L.P. and 11,360,642 Class A Ordinary Shares held by NEA 15 Opportunity Fund L.P.

(4)
This represents 55,924,769 Class A Ordinary Shares held by Tencent Mobility Limited and 2,375,000 Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited. Both Tencent Mobility Limited and Image Frame Investment (HK) Limited are incorporated in Hong Kong and wholly-owned subsidiaries of Tencent.

(5)
This includes:

(a)
12,222,267 Class A Ordinary Shares held by GTY Holdings Limited, a limited liability incorporated in the Cayman Islands on November 17, 2020, which is wholly owned by an investment fund, the general partner of which is Gaocheng Holdings GP Ltd. Ms. Hong Jing, our non-executive Director effective upon Listing, is the director of Gaocheng Holdings GP Ltd.

(b)
7,500 Class A Ordinary Shares represented by ADSs owned by the spouse of Mr. Huang Sidney Xuande, our independent non-executive Director effective upon Listing, representing approximately 0.001% of the issued Shares of the Company as at the Latest Practicable Date.

(c)
9,500 Class A Ordinary Shares represented by ADSs owned by the Mr. Qiu Changheng, our independent non-executive Director effective upon Listing, representing approximately 0.002% of the issued Shares of the Company as at the Latest Practicable Date.

(6)
Other public Shareholders include:

(a)
Global Bridge Capital USD Fund I, L.P., holding 23,017,100 Class A Ordinary Shares, representing approximately 4.03% of the issued Shares of the Company as at the Latest Practicable Date. Global Bridge Capital USD Fund I, L.P. is a Cayman Islands exempted limited partnership, the general partnership of which is Global Bridge Capital I GP, LLC which is indirectly owned as to 50% by China International Capital Corporation Limited (a company incorporated in the PRC listed on the Shanghai Stock Exchange (stock code: 601995.SH) and the Stock Exchange (stock code: 3908.HK)) and 50% by CaGBC Investments Ltd.
(b)
Quadrille Technologies III FPCI and Quadrille Tuya LLC, an intermediary company and limited partnership under the investment firm Quadrille Capital, collectively holding 20,388,200 Class A Ordinary Shares, representing approximately 3.57% of the issued Shares of the Company as at the Latest Practicable Date. Quadrille Capital is an investment firm focusing on technology and healthcare in the U.S., Europe and PRC.

(c)
NVMB XIV Holdings Limited, a limited liability incorporated in the Cayman Islands on November 30, 2020 under the investment firm, Hillhouse Capital, holding 9,615,769 Class A Ordinary Shares, representing approximately 1.68% of the issued Shares of the Company as at the Latest Practicable Date. Founded in 2005, Hillhouse Capital is a global firm of investment professionals and operating executives who are focused on building and investing in high quality business franchises that achieve sustainable growth. Independent proprietary research and industry expertise, in conjunction with world-class operating and management capabilities, are key to Hillhouse Capital’s investment approach. Hillhouse Capital partners with exceptional entrepreneurs and management teams to create value, often with a focus on enacting innovation and technological transformation. Hillhouse Capital invests in the healthcare, consumer, TMT, advanced manufacturing, financial and business services sectors in companies across all equity stages. Hillhouse Capital and its group members manage assets on behalf of global institutional clients.

(d)
China Broadband Capital Partners IV, L.P., a Cayman Islands exempted limited partnership under the investment firm, China Broadband Capital, holding 9,343,683 Class A Ordinary Shares, representing approximately 1.64% of the issued Shares of the Company as at the Latest Practicable Date. China Broadband Capital is a PRC-based private equity firm focusing on telecommunication, media and technology investments.

(e)
Volinks Limited, holding 9,300,000 Class A Ordinary Shares, representing approximately 1.63% of the issued Shares of the Company as at the Latest Practicable Date. Volinks Limited is a company incorporated in BVI and wholly owned by Mr. Chen Peihong, who is an employee of our Group and an Independent Third Party. Volinks Limited also owns 1,077,840 Class A Ordinary Shares represented by ADSs as illustrated in note (7) below, representing approximately 0.19% of the issued Shares of the Company as at the Latest Practicable Date.

(f)
The foregoing Shareholders in this note (6) are our investors that invested in us before our initial public offering and listing on the NYSE. The remaining public Shareholders include public Shareholders who each holds less than 1% of the issued Class A Ordinary Shares as at the Latest Practicable Date.

(7)
This includes:

(a)
the Class A Ordinary Shares held of record by custodian of the Depositary through ADSs owned by the public Shareholders.

(b)
the Class A Ordinary Shares held by the custodian of the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan. As of the Latest Practicable Date, as the relevant awards have not yet been exercised or vested, the Depositary or its custodian is not entitled to exercise the voting rights attached to such Class A Ordinary Shares; only the holder of the ADSs representing such Class A Ordinary Shares, once issued/transferred pursuant to the exercise or vesting of the relevant awards, may exercise the relevant voting rights by giving the necessary instructions to the Depositary.

OUR STRUCTURE IMMEDIATELY FOLLOWING THE COMPLETION OF THE GLOBAL OFFERING
The following diagram illustrates the simplified corporate and shareholding structure of our Group immediately following the completion the Global Offering (assuming there is no change in the shareholding of the public Shareholders from the Latest Practicable Date to immediately following the Global Offering and assuming the Over-allotment Option is not exercised and no further Shares are issued under the 2015 Equity Incentive Plan):

TMF (Cayman) Ltd.
100%
Tenet Smart
100%
Tenet Global
Mr. Wang
Mr. Chen
Mr. Zhou
Lin Yaona
100%
Tuya Group Inc.
Tenet Vision
Tenet Group(2)
Unileo
Valgolden
Anywink Limited
NEA(3)
Tencent(4)
Other Directors(s) or his/her controlled entities(5)
Public Shareholders holding Class A Ordinary Shares(6)
Shares held by the Depositary to satisfy future exercise or vesting of awards and for public Shareholders holding ADSs(7)
Public Shareholders from the Global Offering
1.73%
7.02%
10.89%
4.98%
3.73%
4.35%
21.31%
10.08%
2.12%
13.08%
19.45%
1.26%
Company (Cayman Islands)
Tuya Market Inc. (U.S.)
Tuya (HK) (Hong Kong)
Tuya Global (U.S.)
Tuya Smart Inc. (U.S.)
Tuya Smart Australia Pty Ltd (Australia)
Tuyasmart (Colombia ) S.A.S. (Colombia)
Tuya GmbH (Germany)
Tuya Japan Co., Ltd. (Japan)
Tuyasmart (India) Private Limited (India)
99.00%
1.00%
Offshore
Onshore
Xiamen Tuya Technology Co., Ltd. (PRC)
Guangdong Tuya (PRC)
Shanghai Tuya Information Technology Co., Ltd. (PRC)
Ningbo Tuya Smart Electronics Co., Ltd. (PRC)
Tuya Information (PRC)
Zhejiang Tuya (PRC)
Hangzhou Tuya Technology (PRC)
Hefei Tuya Smart Technology Co., Ltd. (PRC)
Equity interest
Contractual arrangement

Notes (1)-(7):
Please see notes (1)-(7) under the paragraph headed “ — Our Structure Immediately Prior to the Global Offering” in this section.

BUSINESS

The following section sets forth updated and supplemental information in the Listing Application relating to selected aspects of our business and operations as well as a current description of our strengths and strategies.

OUR MISSION
Our mission is to build an IoT developer ecosystem and to enable everything to be smart.
We envision an era of IoT, when our ecosystem seamlessly connects every “thing” to not only unleash commercial opportunities for businesses but also create values for users.
OUR CULTURE
We are a team of engineers and entrepreneurs with rich experience in software, cloud and enterprise with a shared vision to unlock business opportunities and create values through IoT. We founded Tuya based upon the principles of team spirit, innovation and unlimited courage. Our two founders, Mr. Wang and Mr. Chen, have worked closely on numerous entrepreneurial ventures, striving to achieve continued technology and product innovation and create new market opportunities. Under their leadership, we are deeply committed to the spirit of innovation and entrepreneurship and have continued to grow our business and operations by providing better, more innovative products and services. We also firmly believe that success comes to those who share a common pursuit to change the world for the better, those who are reformers and constantly generate groundbreaking ideas, and those who are brave enough to face the challenges and turn these ideas into reality. These beliefs underpin all the work we do and are the foundation of our corporate culture.
OVERVIEW
IoT refers to the connection of physical objects, or “things,” that are embedded with communication modules, software, and other technologies for the purpose of connecting and exchanging information with other devices and systems over the internet or other communications networks. By connecting a large number of physical objects, as well as the people using them, to an extensive interconnected network, IoT turns everyday things into “smart” connected devices and is transforming the way people interact with devices and the broader physical world, creating new business opportunities.
We established the world’s first IoT cloud development platform, according to CIC, which has given us substantial first-mover advantages in the global IoT PaaS space. According to CIC, we established our IoT cloud development platform in May 2015, earlier than our major competitors in the global IoT PaaS Industry. See “Industry Overview — Competitive Analysis of Global IoT PaaS Industry.” Through our IoT cloud development platform, we deliver a variety of offerings. Our IoT PaaS enables brands, OEMs, and developers to develop, launch, manage and monetize smart devices and services. Our Industry SaaS offering enables businesses to deploy, connect, and manage large numbers and different types of smart devices. We also offer businesses, developers and end users a diverse range of cloud-based value-added services to improve their ability to develop and manage IoT experiences.
Through our IoT cloud development platform, we have enabled developers to activate an IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Tuya IoT Cloud Development Platform-enabled Ecosystem
We have cultivated a large and diversified customer base. We had approximately 5,000 and 8,400 customers, respectively, in 2020 and 2021, primarily including brands, OEMs, industry operators and system integrators. For the same periods, our IoT PaaS empowered approximately 2,700 and 4,100 brands, respectively, to develop their smart devices, including leading brands such as Calex, Philips and Schneider Electric. Our IoT PaaS currently enables businesses and developers across over 200 countries and regions globally to develop smart devices in more than 2,200 categories. We are the largest IoT PaaS provider in the global market of IoT PaaS as a subset of the broader IoT industry in terms of the volume of smart devices powered in 2021, according to CIC. For more information about the industries in which we operate, see “Industry Overview.” As of December 31, 2021, there were approximately 388.3 million smart devices powered by Tuya. We are also attracting an increasing number of Industry SaaS customers. We have established a large and active community of over 510,000 registered IoT device and software developers as of December 31, 2021. Smart devices powered by Tuya are available in approximately 120,000 stores all over the world as of the Latest Practicable Date.
Today, billions of smartphone users run their lives on millions of apps. The mobile internet revolution is made possible by ubiquitous high speed connectivity, local capabilities in computing, storage and networking, and most importantly a software experience that transforms business operations and user interaction. IoT provides the opportunity of connecting every “thing” and every person. This offers a growth opportunity similar to that of the mobile internet. We believe IoT will follow a similar evolution enabled by connectivity, computing, software and software development tools. During this evolution, developers are playing a key role in deciding the services and technologies to be used within their organizations and unlocking the IoT growth opportunity. As developers create more smart devices and IoT services, they need a software platform that enables them to develop efficiently and manage the complexities of the full development cycle.
Traditionally, businesses offered static, disconnected devices that limited their ability to establish and maintain long-term relationships with their end users. We have built an open and cloud-native platform, where developers can create software applications that turn traditional devices into connected and active devices, engage with end users throughout the product lifecycle, and create new revenue opportunities.
Our offerings enable customers across a broad range of industry verticals, such as smart home, smart business, healthcare, education, agriculture, outdoors and sport, and entertainment. Our platform is cloud-agnostic, allowing customers to simultaneously work with multiple public cloud solutions, such as Amazon Web Services, Microsoft Azure and Tencent Cloud, as well as their private cloud infrastructures, with the flexibility to switch among them if needed. Our platform also integrates mainstream third-party technologies, such as Amazon Alexa, Google Assistant and Samsung SmartThings, to make smart devices more intelligent.
Our platform benefits from network effects driven by our ecosystem of developers, businesses, partners and end users. End users of smart devices demand a single interface to interact with various types of devices from different brands — an experience similar to using different apps on one smartphone. Our platform provides an open architecture to connect any device from any brand, while enabling users to manage all devices across brands through a single portal. As a result, we believe that as our platform continues to grow, more brands and OEMs want to join our platform to integrate their devices onto the single user interface through which devices from other brands are connected. These self-reinforcing network effects further increase our brand awareness and generate word-of-mouth referrals, helping us build an extensive, vibrant and increasingly interconnected IoT ecosystem.
We help our customers succeed and benefit from their long-term growth through our consumption-based revenue model as we deploy IoT PaaS on more smart devices developed by our customers. We had 311 premium IoT PaaS customers, defined as IoT PaaS customers who individually contributed more than US$100,000 of revenue during the immediately preceding 12-month periods, as of December 31, 2021. In 2021, our premium IoT PaaS customers contributed approximately 88.6% of our revenues generated from IoT PaaS. Our dollar-based net expansion rate of IoT PaaS was 153% for the trailing 12-month period ended December 31, 2021, indicating strong growth within our existing customer base.
We also provide Industry SaaS to help businesses drive efficiency, cost saving and productivity across verticals, from smart commercial lighting to smart hotel and community. The deployment of our Industry SaaS solutions also enables us to reach and build relationships with a large number of brands, hardware companies and system integrators, which reinforces our network effect and synergies. We have also gained significant traction of Industry SaaS since its launch in late 2019, demonstrated by the fact that over 85% of businesses that became our smart hotel SaaS customers in 2020 renewed their contracts with us in 2021.
Our business has scaled rapidly in recent years. In 2021, we achieved deployment of IoT PaaS of 184.0 million, representing an increase of 57.9% from 116.5 million in 2020. In 2021, our revenue was US$302.1 million, representing an increase of 67.9% from 2020. In 2020, our revenue grew to US$179.9 million, representing an increase of 70.0% from 2019. We generated net losses of US$70.5 million, US$66.9 million and US$175.4 million in 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, our adjusted loss (non-GAAP financial measure) was US$65.3 million, US$57.5 million and US$109.3 million, respectively. For an explanation of our reasons for using adjusted loss (non-GAAP financial measure) and a reconciliation of adjusted loss (non-GAAP financial measure) to net loss, see “Financial Information — Non-GAAP Financial Measure.”
Challenges in the IoT Era
By transforming the way people interact with the physical world, IoT is also changing how brands and OEMs develop products. With favorable technology drivers, consumers are increasingly demanding a software-like experience — in addition to the traditional physical interfaces — when interacting with devices. As a result, brands and OEMs are seeking to build software capabilities in order to offer IoT-enabled smart devices.
However, for brands and OEMs, building software capabilities from scratch is both costly and time-consuming, causing many of their IoT ventures to be unsuccessful. While very few leading brands have built their own IoT solutions, these solutions often are only limited to their own products, or products of their selected business partners, and the vast majority of brands and OEMs globally simply do not have the capital and technology expertise necessary to develop and deploy software across millions of devices, according to

CIC. Brands, OEMs and developers face a number of challenges in delivering software-enabled IoT offerings, which also affects the end user experience:
•
Lack of development talent and capabilities.   Both device and software development require new capabilities to support the design, release and management of software-enabled products. Such technology expertise — especially the knowledge, experience and talents necessary to support software deployed across millions of devices — is in short supply.

•
Cost and complexity to develop platform, tools and applications.   For brands and OEMs and developers, significant investments are required to develop an IoT offering, ranging from developing scalable platform software or middleware as well as easy-to-use developer tools, all the way to designing and testing end user-facing mobile applications. Rigorous requirements on security, compliance, scalability and interoperability bring additional cost and complexity.

•
Long time-to-market.   There is an immediate need for brands and OEMs to deliver software-enabled experiences for traditional products. Undergoing such a transformation on their own or even integrating piecemeal offerings to tailor this, leads to long development cycles and often loss of market share.

•
Lack of standardized, easy-to-use software infrastructure and tools for developers.   Developers for smart devices and IoT software often face a lack of widely established standards given the industry is relatively nascent. It can take tremendous effort to develop common software infrastructure with a large variety of application programming interfaces, or APIs, that might not be compatible with each other or to migrate a set of developed software and data from one cloud provider to another. This common software infrastructure is often difficult for application developers to build and scale to support evolving application requirements.

•
Inconsistent user experience.   End users are largely accustomed to the unified experience provided by the iOS and Android systems in mobile internet, where they can have intuitive and standardized interaction with applications on their smartphones. Currently, many smart devices lack that level of consistencies in software experience. End users might have to switch between different applications and user interfaces to control different devices, and cannot share data between them. Such friction and confusion can deter them from acquiring more smart devices and services.

These significant challenges have created the need for a third-party IoT platform that takes care of the complexities of developing, launching, supporting and growing IoT software, so businesses and developers can leverage full-stack infrastructure and tools to develop devices and software applications with ease.
The Tuya Solution — An IoT Cloud Development Platform
Tuya was founded to solve exactly these challenges. We offer what we call an “IoT cloud development platform” — a platform that is open to all types of brands, OEMs, and developers from across the world where they can access a common infrastructure and all the ready-to-use software, development tools and services needed to develop and manage smart devices. According to CIC, we offered the world’s first IoT cloud development platform, giving us significant first-mover advantages in attracting and building long-term relationships with brands and OEMs globally.
Our IoT cloud development platform is one-stop and cloud-agnostic and allows our brands and OEMs to digitalize their businesses and transform the experience of their end users across a diverse range of use cases. We use “IoT cloud development platform” as a collective term to refer to a combination of the various IoT capabilities, products and services that we offer to brands, OEMs, developers, partners and end users. As illustrated in the diagram below, our IoT cloud development platform encompasses the various IoT developer kits and cloud infrastructure capabilities and our products and services built upon such capabilities. Our “IoT cloud infrastructure capabilities” refer to various core capabilities offered by our critical technologies, i.e. Things Technology Platform (TTP), Application Enabling Platform (AEP) and Business Technology Platform (BTP). For more information, see “— Our Technologies.” Through our platform we have established an ecosystem of brands, OEMs, developers, partners and end users.

The foundation of our solution is Tuya IoT Cloud infrastructure, our unified underlying cloud infrastructure that provides a suite of infrastructure capabilities and developer kits.
Based upon our Tuya IoT cloud infrastructure capabilities, we offer the following major products and services:
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IoT PaaS.   IoT PaaS provides brands and OEMs with a common software infrastructure and ready-to-use software and development tools that they need to develop, manage and upgrade smart devices. IoT PaaS combines cloud-based connectivity and basic IoT services, edge capabilities, app development and device optimization solutions, which we believe are the most fundamental elements of enabling a product with IoT. Our IoT PaaS can be deployed on public or private cloud infrastructures such as Amazon Web Services, Microsoft Azure and Tencent Cloud. Our IoT PaaS transforms traditional products into IoT-enabled products with computing, storage and networking capabilities on the “edge”, laying the foundation for a low code or no code development environment. We also provide a suite of developer tools and cloud-based services for customers to personalize or develop IoT applications that connect to our IoT cloud development platform and manage their smart devices for a variety of use cases.

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Industry SaaS.   We offer Industry SaaS, vertical-focused software solutions for different industry verticals. Businesses, such as hotel operators or property managers, leverage our SaaS solutions to intelligently manage their operations based on connected smart devices, thereby improving operating efficiency and optimizing costs. Our SaaS offerings are fully integrated with our IoT cloud infrastructure, device management apps and user apps, for customers to use in a plug-and-play manner.

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Cloud-based value-added services and others.   We have started to roll out a variety of services both to business customers and directly to the end users of Tuya-powered smart devices. We offer AI-powered virtual assistants to business customers. We also offer a variety of cloud-based services directly to end users including push messaging and content services.

Benefits of Our IoT Cloud Development Platform
The key benefits to our business customers include:
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Scalable development talent and capabilities.   Brands and OEMs that use our IoT cloud development platform become more efficient in utilizing in-house resources dedicated to developing IoT software, and focus their talent on core business competences in product development instead of building their IoT software development platform and tools on their own from scratch. We continue to expand features offered on our platform which enables brands and OEMs to maintain IoT cloud services more easily. We serve as a one-stop shop for brands, OEMs and developers to build their IoT capabilities, from equipping devices with the most basic IoT functions (e.g. computing, connectivity, and storage), to designing and testing user-facing mobile applications, and all the way to bringing more innovative IoT use cases to reality.
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Reduction in cost and complexity.   Businesses using our IoT cloud development platform can save on the heavy investment in setting up and maintaining complex IT infrastructure. They are able to outsource complex IoT infrastructure requirements to us while we enable them to adopt the latest technologies with purpose-built capabilities for security, compliance and interoperability. For example, brands and OEMs can benefit from cost saving features offered by our cloud-agnostic development platform. This flexibility is critical to brands and OEMs as it enables them to scale up their product portfolios as well as to cater to the broadest user bases across global markets, as different brands may have different preferences over cloud infrastructure from commercial or internal management perspectives.

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Short time-to-market.   With our IoT cloud development platform, businesses can launch smart devices and corresponding software applications with faster time-to-market, often within weeks, saving significant time, cost and uncertainty from developing a full stack for product releases, according to CIC.

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Long-term customer engagement.   More authorized user interaction and deeper user insight allow brands and OEMs to build a long-lasting relationship with their end users. For example, we enable businesses to conduct targeted marketing, e-commerce, and customer service beyond point of sale so that they can maintain improved customer relationships throughout the product lifecycle.

The key benefits to developers on our IoT cloud development platform include:
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Neutral and highly compatible infrastructure.   Developers can develop software for multiple environments as our platform is cloud- and communication protocol-agnostic with comprehensive APIs and partnership with leading global technology providers. Such infrastructure enables device and software developers to create a standardized base across their product portfolio, and even allows their products to be able to connect other third party devices applying the same standards.

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Low-code or no-code development tools.   We significantly reduce the threshold for software development. Brands and OEMs can design, develop and launch scalable smart devices through our intuitive, visual programming interfaces that enable software functionality to be developed with little or no programming expertise. For example, our self-developed Application Enabling Platform (AEP) provides developers with a one-stop shop of IoT cloud capabilities that they can use to add, customize, or integrate functionality in a “low-” or even “no-code” development environment. See “— Our Technologies” for more information about AEP. At the same time, our development solutions make it easy for advanced developers to create applications with differentiated outcome.

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Powerful analytics capabilities.   Developers can generate meaningful insights from usage and device information from our IoT cloud development platform to understand user feedback, improve product design, as well as personalize the end user experience, even across brands and categories.

The key benefits to end users include:
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Unified and consistent user experience across products and brands.   Our IoT cloud development platform is designed to be category- and brand-agnostic, compatible with devices across brands and categories. This makes it possible for end users to interact with multiple devices from multiple brands and categories in their environment through one single mobile app, instead of switching between different apps for different brands and devices.

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Superior IoT experience enabled by cutting-edge technologies.   We deliver superior end-user experience with our IoT technologies. For example, we have adopted an innovative “bypass” architecture to improve the response time of Tuya-powered devices to deliver a stable and undisrupted user experience. We have also pioneered the adoption of a task scheduling engine that can process high volume of scheduling requests simultaneously, ensuring that we deliver consistently high performance even during usage peak hours. See “— Our Technologies” for more information about these cutting-edge technologies.

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Products with software services at a reasonable price.   Consumers will not need to share significant upfront costs of platform and software development, and enjoy smarter and more powerful smart devices and value-added services at a reasonable price. For example, end users can connect to our IoT cloud platform to access a wide variety of basic cloud-based services, such as app updates, for free. We also provide end-users with a curated suite of cloud-based value-added services, such as IoT data storage, push messaging, and content services to further enhance the end-user experience.

OUR COMPETITIVE STRENGTHS
Pioneer and Global Leader with Significant First-mover Advantage
Our first-mover advantage, scale and expertise allow us to partner with developers and customers to help them develop software that differentiates their products, thereby gaining significant IoT mindshare with developers and customers.
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Market disruptor and established leader.   We launched our IoT cloud development platform in 2015, being the first of its kind in the world according to CIC. This has given us significant first-mover advantages enabling us to quickly attract and build long-term relationships with well-known brands. As a pioneer in IoT cloud development platform that integrates both PaaS and SaaS, we enable businesses to transform traditional devices into software-enabled products. We are the largest IoT PaaS provider in the global market of IoT PaaS as a subset of the broader IoT industry in terms of the volume of smart devices powered in 2021, according to CIC. Our IoT PaaS currently enables businesses and developers across over 200 countries and regions globally to develop smart devices in more than 2,200 categories. We have also nurtured a large and active community of over 510,000 registered IoT device and software developers as of December 31, 2021. As of the Latest Practicable Date, smart devices powered by Tuya are available in approximately 120,000 stores all over the world.

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Massive scale of operation.   As of December 31, 2021, there were approximately 388.3 million smart devices powered by the Company. In 2020 and 2021, the Company newly powered over 116.5 million and 184.0 million smart devices, respectively.

Open and End-to-end IoT Cloud Development Platform
We have built an open and integrated IoT cloud development platform that provides developers across the world with lifecycle services and enable them to build and manage applications by taking care of the remaining technical complexities.
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Open.   We have designed our IoT cloud development platform to be open. We have developed a collection of APIs that enable us to integrate with a variety of cloud infrastructure components. We are not limited to any particular ecosystem. Unlike those very few leading brands who built IoT capabilities around their own products or those of their business partners, our platform is open to all brands and OEMs, compatible with devices across a broad range of brands and categories. We enable seamless integration with all leading IoT and smart home services, including voice control from Amazon Alexa and Google Assistant, as well as other key platforms like Samsung SmartThings. Our solution also supports all mainstream bandwidth applications and connectivity protocols, including Wi-Fi, ZigBee, dual radio, Bluetooth, 5G and NB-IoT, and can mix and match connectivity needs of our customers. The open nature of our IoT cloud development platform future-proofs it from changes in underlying industry standards and components.

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Cloud agnostic.   Our multi-cloud architecture does not depend on any single cloud service provider. It seamlessly integrates into major global cloud services, such as Amazon Web Services, Microsoft Azure and Tencent Cloud, and can be built on demand on our customers’ private cloud infrastructure. According to CIC, the Company is the world’s first IoT cloud development platform at scale that is cloud-agnostic. We enable global developers to simultaneously work on multiple cloud infrastructures, with the flexibility to transfer their completed and in-process software applications from one cloud infrastructure to another. This flexibility is highly valued by brands and OEMs because it allows them to scale up their product portfolios to cater to the broadest user bases across global markets, as different brands may have different preferences over cloud infrastructures, from commercial or compliance perspectives.

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Full-stack solutions.   Our IoT cloud development platform is “full-stack,” meaning that it offers all the services and tools developers need to develop, manage and upgrade smart devices at one stop, without having to switch to different platforms. According to CIC, we are the world’s first IoT cloud development platform to provide end-to-end IoT services. Our solution encompasses all of the four “layers” of an IoT architecture that are necessary in order for a smart device to function properly, including perception, network, platform, and application. This makes us a one-stop shop for brands and OEMs looking to build their IoT capabilities where they save significant costs associated with creating such tools from scratch on their own or dealing with multiple IoT cloud development platforms.

Differentiated Technology and Data Capabilities
We leverage our technologies to enable developers to have better developing experience, and help them better serve end users.
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Simple but not simplistic.   Our low- to no-code development tools and ready-to-use features take away the complexities of IoT development so that developers can focus on designing and developing better products and creating innovative IoT use cases.

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Reliable and scalable infrastructure.   Our leading IoT technologies and worldwide infrastructure support ensure secure and stable coverage, providing reliability, low-latency, and redundancy. Our IoT cloud development platform can be connected to and support a large number of devices simultaneously (approximately 300,000 devices, at the high end of industry range) with an average device response time of less than 10 milliseconds which significantly outperform our major competitors whose the average device response time generally ranges between 20 to 50 milliseconds, according to CIC. We have adopted a distributed and flexible service architecture that allows for real-time scaling, making it easy for customers to increase capacity.

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Unique device data insights.   After being enabled by IoT technologies, traditional businesses are provided with data on the usage of their devices. With the business insights generated from such data, businesses can better understand their end users, upgrade their software and hardware and deliver more comprehensive IoT-enabled services to them, leading to a sustainable relationship.

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Industry leading data security and privacy protection.   We consider privacy and data security as a top priority and are dedicated to complying with laws in all markets where we operate. We currently have deployed six data centers that are hosted worldwide, including in China, the United States, Europe and India. User data are isolated regionally and not shared with data centers outside of that region. We have completed information security, privacy and compliance certifications and validations from top privacy compliance and cyber security firms globally, such as TrustArc, ioXt Alliance and Rapid7.

Thriving Ecosystem with Powerful Network Effects
We have established a thriving ecosystem of developers, brands, OEMs, partners and end users on our platform due to its powerful network effects.
Our platform provides an open architecture to connect any device from any brand, while enabling users to manage all devices across brands through a single portal. End users of smart devices demand a single interface to interact with various types of devices from different brands — an experience similar to using different apps on one smartphone. As a result, we believe that as our platform continues to grow, more brands want to join our platform to integrate their devices onto the single user interface through which devices from other brands are connected. These self-reinforcing network effects further increase our brand awareness and generates word-of-mouth referrals. Additionally, we allow our customers to try out new ideas based on our consumption-based revenue model to accelerate their adoption of our platform and cultivate a vibrant culture for innovation.
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Vibrant developer and partner network.   We make IoT development easy for our device and software developers and encourage them to innovate. Many of those are focused on creating brand new IoT experience and developing fundamental software, which in turn attracts more developers focused on the application-level. As of December 31, 2021, we have attracted a community of over 510,000 registered IoT device and software developers who develop smart devices in over 589,000 SKUs, 31,900 applications based on our SDKs, and 156,000 cloud-based SaaS applications. According to CIC, we had more registered IoT device and software developers than our major competitors, who had not formed a developer community, or had a developer community of less than 500,000 registered IoT device and software developers, as of December 31, 2021. We define a SKU as a smart device model developed through the registered accounts of a developer on our IoT cloud development platform. We also partner with virtual assistant service providers, cloud infrastructure providers and online and offline retail channels to strengthen our ecosystem. Our growing Industry SaaS business also reinforces our network effect by allowing us to reach and build relationships with a variety of businesses, such as hardware companies and system integrators, generating increased brand awareness and word-of-mouth referrals.
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Large and loyal global customer base.   We had approximately 8,400 customers in 2021, primarily including brands, OEMs, industry operators and system integrators. For the same period, our IoT PaaS empowered approximately 4,100 brands to develop their smart devices, including leading brands such as Calex, Philips and Schneider Electric, and are attracting an increasing number of Industry SaaS customers. According to CIC, our IoT PaaS empowered more brands than our major competitors, who empowered less than 4,000 brands in 2021. Our IoT PaaS currently enables businesses and developers to develop smart devices in more than 2,200 categories sold across over 200 countries and regions globally. Our customers have high switching cost due to the tight connection with end users made possible on our IoT cloud development platform and because very few IoT cloud development platforms offer one-stop services similar to those offered by us and we are more experienced and capable in serving a global audience of brands and OEMs via a cloud-agnostic platform than many of our peers, according to CIC. We recorded a dollar-based net expansion rate of our IoT PaaS customers of 153% for the trailing 12-month period ended December 31, 2021, demonstrating our strong ability to expand customers’ usage of platform over time and to grow revenue generated from existing customers.

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Expansive end user base.   We are the largest IoT PaaS provider in the global market of IoT PaaS as a subset of the broader IoT industry in terms of the volume of smart devices powered in 2021, according to CIC. As of December 31, 2021, there were approximately 388.3 million smart devices powered by Tuya.

OUR GROWTH STRATEGIES
We believe we are the leading IoT cloud development platform based on our leading position in the global market of IoT PaaS. We intend to strengthen our position as the leading IoT cloud development platform and continue to grow our business by pursuing the following strategies.
Extend Our Technology Leadership
Our success is attributable to technology innovation. The significant first-mover advantages in delivering an IoT cloud development platform and our proprietary IoT technologies not only enable brands, OEMs and developers to develop, manage and upgrade smart devices easily, but also enhance experience of end-users of the smart devices which in turn helps the Company attract more brands and OEMs.
We will continue to invest in research and innovation, particularly in our core capabilities such as IoT core, edge computing and AI algorithms, to extend our technology leadership in the industry. We plan to bring additional features and functionalities to our PaaS and SaaS offerings and scale our value-added services to end users of Tuya-powered products.
Deepen Our Relationship with Existing Customers
We grow with our customers as they develop and sell more Tuya-powered smart devices. For the trailing 12-month period ended December 31, 2021, the dollar-based net expansion rate of our IoT PaaS customers was 153%, demonstrating our strong ability to continue to expand customers’ usage of its IoT cloud development platform over time and to grow revenue generated from existing customers. To achieve this, we help our customers increase sales volume of products already powered by Tuya, thereby encouraging them to bring more product families to our platform. We leverage our ecosystem partners to help customers further penetrate online e-commerce platforms and offline retail channels. Customers with initial success tend to expand our services to more product families to maximize the benefits of our platform.
A robust long-term customer relationship helps us lock in deployment and increase customers’ stickiness. We strive to develop and maintain long- term relationship with our customers through our membership program. We plan to attract more customers to our membership program.
Acquire New Customers
The value propositions we provide to developers, brands and OEMs enable our customer acquisition motion. The number of our IoT PaaS customers experienced a rapid growth from 2019 to 2021, increasing from approximately 2,300 in 2019 to approximately 3,300 in 2020, and further to approximately 5,500 in 2021. We believe the low penetration rate of smart devices presents significant growth headroom for us to tap into new customers. We strive to acquire new customers to grow our customer base. We will strengthen the network effects of our platform to attract more brands to join our platform and promote our brand awareness and word-of-mouth referrals, which in turn enables us to acquire new customers rapidly at low customer acquisition costs. We will also enhance our sales and marketing efforts to attract new customers to try out our products and services and accelerate their adoption of our platform.
Grow and Broaden SaaS Offerings
We develop pilot SaaS solutions to set a benchmark for SaaS application on top of our IoT cloud development platform. We have seen significant growth in revenues generated by our SaaS solutions for select verticals spanning over smart commercial lighting, smart hotel, smart apartment, smart community, as well as emerging use cases.
Broaden Our Reach by Expanding into New Verticals
We have successfully attracted brands from a number of verticals including smart home and smart business. Historically we have seen an increasingly diversified mix of verticals in which we operate. We intend to continue to broaden our reach into more verticals such as industrials, agriculture, outdoor, sport and entertainment. We will continue to develop more products and acquire new customers in all these verticals globally through our product development capabilities and R&D efforts.
OUR PRODUCTS AND SERVICES
We offer our products and services to all key IoT stakeholders.
We set out to offer IoT PaaS to customers developing smart devices, including brands and their contracted OEMs. Over time, we have extended our offerings to those who use smart devices. We offer Industry SaaS to businesses in selected verticals and cloud-based value-added services to end users.
The table below sets forth our offerings of products and services and their respective revenue models:
Offerings	Customers	Description	Business Model
IoT PaaS	Customers developing smart devices (i.e. brands and OEMs, such as home appliance manufacturers)	IoT PaaS provides brands and OEMs with the access to a common software infrastructure and ready-to-use software and development tools that they need to develop, manage and upgrade smart devices.
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We adopt a consumption-based revenue model by charging fees to customers (i.e. brands and OEMs) based on the number of “deployment of IoT PaaS,” a term used to refer to smart devices on which our IoT PaaS is deployed (i.e. smart

Offerings	Customers	Description	Business Model

devices developed using our IoT cloud development platform).
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We also offer a membership program to our customers that gives them the option to pay a membership fee primarily in exchange for discounts at various levels based on their expected volume of purchases.

Industry SaaS	Business customers using smart devices (e.g. hotel operators looking to manage a large number of smart devices, such as smart curtains and air conditioning, deployed across their properties)	Industry SaaS consists of vertical-focused software solutions (which can be accessed via web-based or mobile portals) enabling businesses across a variety of industries to deploy, connect, and manage large numbers and different types of smart devices.
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We charge Industry SaaS customers a basic annual subscription fee that allows them to support a certain number of user accounts initially and in some cases, an incremental fee annually for additional user accounts added to their networks. In some cases we may also charge a one-time project-based fee, particularly for new key-account customers with tailored-made needs.

Value-added services	(i) Business customers developing smart devices (brands and OEMs) and (ii) end-users using smart devices (e.g. individual end-users of smart home appliances)	We offer a variety of (i) cloud-based services to business customers, such as brands and OEMs, that are complementary to IoT PaaS (e.g. Tuya Mall), and (ii)cloud-based services directly to end users (e.g. push messaging and content services).	• We charge service fees for the value-added services to brands and OEMs. • We offer services to end-users either for free or for a fee.
Smart Device Distribution	(i) Business customers developing smart devices (e.g. brands) and (ii) those integrating smart devices into their systems or services (e.g. system integrators who integrate various finished	We offer customers who prefer not to directly deal with multiple OEMs the option to purchase directly from us finished smart devices deployed with IoT PaaS sourced from qualified OEMs. We	• For customers who purchase finished smart devices from us, we earn the difference between the prices at which the products are sourced and sold.

Offerings	Customers	Description	Business Model
	smart devices to provide service to hotels)	also provide customers with the access to Tuya Expo, a dedicated business-to-business (B2B) platform connecting brands globally with an extensive network of OEMs.	• We currently offer Tuya Expo for free.
The following table sets forth a breakdown of our revenue by products and services for the years indicated:
	For the year ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
IoT PaaS	76,365	72.2	151,677	84.3	261,360	86.5
Smart device distribution	27,474	26.0	22,071	12.3	22,153	7.3
SaaS and others(1)	1,950	1.8	6,126	3.4	18,563	6.2
Total	105,789	100.0	179,874	100.0	302,076	100.0

Note:
(1)
SaaS and others revenue consists of the revenue from our Industry SaaS and value-added services.

For Business Customers Developing Smart Devices
IoT PaaS
Our IoT PaaS is an integrated, all-in-one product for brands and OEMs to build and manage smart devices. We are the largest IoT PaaS provider in the global market of IoT PaaS as a subset of the broader IoT industry in terms of the volume of smart devices powered in 2021, according to CIC.
Our IoT PaaS combines cloud-based connectivity and basic IoT services, edge capabilities, app development, and device optimization solutions which we believe are the most fundamental elements of IoT capabilities. Customers can also leverage our developer toolkits, including SDKs and open APIs, to customize for desired use cases and functionalities.
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Cloud-based connectivity and basic IoT services.   Our IoT cloud development platform assigns a unique virtual ID to each device powered by Tuya and pairs it with a “digital twin.” A digital twin enables real-time, closed-loop exchanges of data between the cloud and the physical smart device throughout its lifecycle. As the status of the device changes, the digital twin synchronizes with it and “closes the loop” by sending data back to the device to enable different functions.

Digital twin and the cloud-based connectivity it enables offer many features hard to imagine in the pre-IoT era, such as using a smartphone to control multiple devices remotely and predicting failure based on patterns learned from vast amounts of IoT data. It also brings convenience and safety to end users. For example, when a sensor connected to the cloud detects kids coming home, it sends a text message to the parents asking them to unlock the door remotely; when smoke is detected while nobody is at home, it automatically turns off the gas and sends alerts. End users also benefit from basic IoT services such as automatic device scene switches based on real-time weather data stored on the cloud. Digital twin also makes troubleshooting easier and less costly by providing developers with a virtual test environment to troubleshoot problems without making any changes to the physical device.
Our IoT PaaS offers developers, many of whom working for brands and OEMs, a portal through which they can access a variety of software and development tools, as illustrated in the screenshots below.

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IoT edge capabilities.   To become “smart,” a device must have key capabilities such as connectivity, storage and data processing, which we call “edge” capabilities, embedded in modules installed on the device. Our IoT PaaS offers a library of edge capabilities for customers to choose from, as well as visualized, simple tools and dashboards for them to quickly find what they need. Our IoT PaaS currently supports all mainstream wireless technologies, including Wi-Fi, Bluetooth, ZigBee, and other IoT edge capabilities.

The below screenshot illustrates the interface through which developers can leverage IoT PaaS to embed edge capabilities.

Smart Air Conditioner
Change Product
Developing
Release Product
Custom
Category: Air Conditioner
Protocol Type: Wi-Fi,Bluetooth LE
Function Definition
Device Panel
Hardware Development
Product Configuration
Device Debugging
Testing Service
Development Guide
Modify firmware and configuration during product development, production data will not be modified, necessary to reconfirm production data
Different access modes for different categories, Self-develop SDK and Tuya Standard Module SDK merge into TuyaOS Access
How to develop hardware?
SelectedCloud AccessMode
MCU SDK
TuyaOS
SelectedCloud Access hardware
Change Hardware
Hardware Name
Firmware Type
Firmware Name/Firmware Key
Current Version
Operation
WBR1D Wi-Fi Dual Band Module
module
chip: RTL8720DN
Hardware details>>
Module Firmware
General firmware scheme
OTA Updates
1.1.2
Buy now
Custom firmware
Add Custom Firmware
Associated firmware
Download Documents
Development Documents
Download All
Common Documents
Smart Life App
Download
Tuya Cloud Test App
View
Test Device
View
Function debugging file
Download
Quick Start
Download

Customized Edge Capabilities

Customers can select module and firmware optimized for their products

The edge capabilities we offer are all pre-coded and ready-to-use, giving customers shorter time-to-market than writing the codes from scratch.
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App development.   An easy-to-use app is key to a superior IoT experience. We offer “white label” apps with minimal modification required to give customers the shortest time-to-market. This “one-app-for-all” approach enables end users to manage multiple devices, even those from different brands and categories, using one app only. Our customers may choose to engage us to design tailor-made apps or, in many more cases, customize the apps themselves or through third-party developers with development tools that we offer.

The below screenshot showcases our “one-app-for-all” approach that enables end users to manage various functions and different categories of devices using a single app, as well as our “Smart Scene” functions, which allow users to configure and manage present scenes and recommend smart scenes according to connected devices and user behaviors.

9:41
My Home
55°F
All device
Living room
Bathroom
Water dispenser
Camera
Washing machine
Gas Alarm

Add Devices

Environmental Information

Intelligent Control

Smart scenes that users can customize

Device Management

Users can easily control and manage their connected smart devices

9:41
Add Device
Add manually
Lighting
Electrician

Device Selection

2,000+ categories from electrical engineering, lighting, large and small home appliances, kitchen appliances, security & sensors, security & health, video surveillance, gateway control, energy, education and entertainment, industry and agriculture and other major categories; support Wi-Fi, Bluetooth, ZigBee, NB, Wi-Fi+Bluetooth and other dual-mode protocols

9:41
My Home
Automation
When the temperature is too high, turn on the fan
Turn off water heater when I leave
Recommend
Heating at night

Smart Scene Setup

Configure and manage preset scenes in “Automation” or “Tap-to-Run” modes

Smart Scene Recommendation

9:41
Automatically turn on the lights in rainy and snowy days
When satisfied
Weather: rainy and snowy
Just execute
Ambient light strip
Lighting bulb
Add

Recommended Scene Details

Required Smart Devices

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Device optimization solutions.   Even equipped with the edge capabilities, sometimes a device may not function well if the hardware is incompatible with the software. We bridge this gap for customers by helping them optimize the design, manufacturing and configuration of Tuya-powered devices to ensure that the hardware and software integrate to deliver the desired use cases and functionality. We also provide developers with a suite of analytics and debugging tools to help them independently identify root causes and troubleshoot problems.

Our IoT PaaS also includes the following ancillary cloud-based services:
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Tuya Mall.   It refers to the services that we offer to customers to help them build their own online marketplace to sell and distribute smart devices.

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AI-powered virtual assistants.   We enable our customers to add voice control powered by Amazon’s Alexa, Google Assistant and Samsung SmartThings to their devices.

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Others.   In addition, we provide approximately 50 other ancillary value-added services, such as app function expansion service, device testing, “Work with Alexa” certification, “ZigBee Alliance” certification, and joint research and development of innovative IoT applications, among other things. We also enable our customers to process and leverage device-level and app-level information to generate business insights to help improve their businesses.

Our IoT PaaS offers a cloud-agnostic development environment, allowing customers to simultaneously work with multiple public or private cloud infrastructure, with the flexibility to switch among them if needed. This flexibility is valued by customers because it enables them to scale up their product portfolios as well as to cater to the broadest user bases across global markets, as different brands may have different preferences over cloud infrastructures, from commercial or compliance perspectives. According to CIC, we are the world’s first IoT cloud development platform at scale that is cloud-agnostic.
The following flow chart illustrates how we connect and empower key stakeholders surrounding our IoT PaaS, i.e. brands (including retailers offering private-label smart devices) and their contracted OEMs, as well as end users. For more information about the value-added services we provide directly to end users, see “— For

End Users Using Smart Devices.” For a summary of the key terms of our contracts with our IoT PaaS customers, see “— Our Customers.”
IoT means massive data generation with huge computing, storage and processing needs. The “edge,” which refer to the systems installed locally on single devices, typically does not have sufficient capacities to meet these needs. This is why we make IoT PaaS accessible through “cloud infrastructure.” This allows developers to access IoT PaaS anywhere remotely via the Internet and to ensure Tuya-powered devices can function properly by offloading substantial data computing, storage and processing from the “edge” to the “cloud.” We contract with vendors such as AWS, Microsoft Azure and Tencent Cloud so that we can make IoT PaaS accessible through their public cloud services to customers who choose to use public cloud infrastructure. Customers may choose to access IoT PaaS through private cloud infrastructure that they built themselves or procured from other third-parties.
After Tuya-powered smart devices have collected the data, the devices will transmit the data to the “cloud” (where our IoT PaaS is deployed), through the “gateway,” a virtual hub that connects the devices via the internet, using various communication protocols. Our IoT PaaS will then store and process the data to generate data-based intelligence that helps users interact with and control the devices, often via an interface (such as a mobile app). Users may also use the interface to send commands to the devices. The commands will flow back through the cloud and gateway and ultimately to the smart devices to trigger the intended actions.
The below chart illustrates the data flows. For more information about the types of data collected by Tuya-powered devices, see “— Data Security and Privacy.”

Here is a simple example of how this works in real life — a homeowner wants to be able to remotely control his or her dining room lamp. The homeowner may use a Tuya-powered wall switch that communicates directly with the lamp using Zigbee wireless protocol. The wall switch can also transmit device data (such as on and off status of the lamp) to our IoT PaaS. IoT PaaS will then communicate to a mobile app used by the homeowner so that he or she can instantly see the current state of the lamp and control it, whether right at home or on a totally different continent.
Smart Device Distribution
We believe the efficient distribution of Tuya-powered smart devices to target audiences benefits our long term competitive edge and sustainability. To this end, we strategically offer select customers, mainly brands and system integrators, who prefer not to deal with multiple OEMs option to purchase directly from us finished smart devices deployed with IoT PaaS sourced from qualified OEMs. These customers typically place purchase orders directly with us by specifying the type of smart devices. We then source devices for these customers from qualified OEMs selected based on the type of products, hardware specifications and other metrics. We earn the difference between the prices at which the products are sourced and sold. Common types of smart devices that we distribute include centralized control panel, gateway, air purifier, floor sweeper, air fryer, gas detector, and door and window sensor.
We also provide customers with the access to Tuya Expo, a dedicated business-to-business (B2B) platform connecting brands globally with an extensive network of OEMs. Tuya Expo is currently offered for free.
For Business Customers Using Smart Devices
Industry SaaS
We offer Industry SaaS, vertical-focused software solutions that enable businesses to deploy, connect, and manage large numbers and different types of smart devices. Just like how billions of people use apps to enjoy mobile technology, we design Industry SaaS as plug-and-play everyday tools for people to interact with and harness the power of IoT. Industry SaaS makes life easier, healthier and more enjoyable, and drives efficiency, cost saving and productivity for businesses of all sizes across industries.
Our Industry SaaS is built to be brand-agnostic and is compatible with Tuya-powered devices across brands and categories. We believe this is the key reason our customers choose us over other IoT SaaS providers, especially those that only support certain brands exclusively, because our brand-agnostic Industry SaaS enables customers to manage their diverse business needs and smart device products across different brands and categories. Industry SaaS customers have the flexibility in sourcing smart devices by themselves, from OEMs recommended by us or via other channels based on their own preferences.

We offer Industry SaaS to select verticals with the potential of monetizing our IoT capabilities. We are also able to deliver the infrastructure and core capabilities of Industry SaaS as a vertical-agnostic solution that they can use to create industry-specific applications and use cases.
Set out below are a few examples of our Industry SaaS and the use cases they enable:
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Smart commercial lighting SaaS solution is a cloud-based one-stop solution specifically designed for the commercial lighting use cases to deliver convenience, better experience and energy saving. It includes a set of functions ranging from device control to ergonomic lighting and green building management, as well as maintenance services and onsite trouble-shooting.

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Smart commercial lighting — gives property owners or managers total control of all their devices and all the data generated via an easy-to-use dashboard and data interface. Through a map of the lighting layout, property owners or managers can view and monitor all devices and maintenance needs through built-in reporting and analytics. This will, in turn, allow them to implement strategies to reduce energy and maintenance costs.

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Human centric lighting — brings the natural changes of light intensity and color temperature indoors by using artificial light to imitate natural light, which provides optimized work and living environments.

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Smart community SaaS solution digitalizes, streamlines and automates every aspect of residential housing and residential community management via IoT. From home automation to elderly care and neighborhood safety, it provides real estate developers and property management companies a unified platform to connect and manage large numbers of smart devices in different indoor and outdoor locations across the community.

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Smart Community SaaS solution provides tools and applications to not only facilitate property maintenance but also make everyday life on the property easier and more convenient for all residents.

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By connecting to a large number of smart devices deployed across the community, property management companies can generate actionable insights from a wide range of utility and property data that they can use to make more informed business decision.

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Smart hotel/apartment SaaS solution offers a management solution for hotels and resorts, designed to not only provide convenience for hotel guests, but also drive automation, efficiency and responsiveness for the hospitality industry. For apartments, we also offer a toolkit for landlords and rental apartment operators to connect smart door locks, sockets and other smart devices to increase the value of their properties and make them easier to manage. It is compatible with all mainstream property management systems, or PMS, as well as customers’ own systems purpose-built for a wide range of use cases, including campuses, offices and other commercial facilities.

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Our Smart Hotel/Apartment SaaS solution allows the management to monitor different aspects of hotel services, such as housekeeping, guest traffic control, property surveillance and maintenance, from a single control point.

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The hotel experience — guests staying at a hotel utilizing our smart hotel app can personalize their surroundings without having to adjust every individual device. Hotels are also able to save on utilities bills by taking advantage of human activity detection-based lighting and air conditioning in public areas and guest rooms.

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The resident experience — residents can monitor energy and utilities usage, create simple one-click actions to streamline routines or create access credentials for all guests. Apartment managers can monitor apartment maintenance more efficiently through our smart apartment software.

We primarily market our Industry SaaS to system integrators. We also sell directly to individual industry operators, such as hotel or property managers. We mainly target large, established organizations with leading positions in their respective verticals and geographies, so that we can leverage their industry expertise and existing customer bases to quickly gain market shares and build brand awareness. For a summary of the key terms of our contracts with customers of Industry SaaS, see “— Our Customers.”

For End Users Using Smart Devices
Since inception, we have allowed end users to connect to our IoT cloud platform to access a variety of basic cloud-based services, such as receiving app updates, for free. We also give end users the option to pay a fee to access a curated suite of cloud-based value-added services:
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Push messaging — sends users SMS text messages when a specific event (e.g., fire alarm going off) happens;

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Content — a library of digital content that enhances users’ IoT experience, such as music, podcasts and even a bedtime story that users can ask their Tuya-powered virtual assistant to tell for their kids;

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Others — various other cloud-based value-added services, such as stream media.

As we gain more insights about customer demands through their feedback, we will continue to roll out additional value-added services for end users, aiming to provide an engaging and continuously improved customer experience.
OUR TECHNOLOGIES
Our IoT platform and product offerings are supported by Tuya IoT Cloud infrastructure, our unified underlying infrastructure, as illustrated below.
Our IoT technologies consist mainly of Things Technology Platform (TTP) and Application Enabling Platform (AEP). TTP and AEP together serve as the bedrock of our IoT cloud development platform and product offerings. We also have Business Technology Platform (BTP), which is the competency center that provides the technology foundation to the upper layer of our Tuya IoT Cloud infrastructure. With these technologies, developers can develop, manage, and upgrade smart devices and customize IoT capabilities for their specific user cases. We believe that these technological features enable us to build a growing and dynamic network of developers and partners, and drive our long-term revenue growth.
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Things Technology Platform (TTP) is the technology that enables real-time, closed-loop data exchanges between the cloud and the physical smart devices throughout their life cycle, thus improving the efficiency of IoT deployment. By integrating all types of data points and functions from hundreds of thousands of consumer smart devices, TTP generates a consistent and standardized “Things Model,” which allows developers to further customize it based on specific use cases. Our platform provides customers with a suite of solutions so they can have all the necessary features in their product development without switching to a different platform. Furthermore, TTP connects, authorizes, authenticates and manages IoT devices, enabling stable and precise connections and interactions across various devices with different functions, attributes, models and manufacturers.
Our TTP consists of the following components:
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IoT Edge features edge computing capabilities that bring computation to the edge. IoT devices can spend less time communicating with the cloud, react more quickly to local changes and operate more securely and reliably;

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IoT Core is the core ability to connect, authorize, authenticate and manage digital twins devices;

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Things Model creates virtual representations of physical smart devices that enable analysis of data and monitoring of systems to prevent downtime, test new devices by using simulations, and troubleshoot problems even before they occur;

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Event Hubs provides a unified streaming platform with time retention buffer, decoupling event producers from event consumers;

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Over-the-air Engine, or OTA Engine, provides unified OTA strategy and data analysis, predicts when devices need upgrades, reduces device OTA risks, and optimizes device usage activities;

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Virtualized Device Computing enhances a smart device’s hardware capabilities from the cloud platform by managing device access and scenes control through the edge of the network.

Our TTP offers the following technological features:
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Erlang-based Architecture.   According to CIC, we offer industry-leading Erlang-based architecture with high stability and utilization rate, delivering a best-in-class capability for large-scale concurrent connection of smart devices. A high connection capacity is critical to ensuring a stable and uninterrupted experience for end users. With the proliferation of smart devices, connection capacity has become one of the key factors affecting the profitability of businesses that use and manage smart devices, because lower connection capacity typically requires additional costs and allocation of server resources. Compared to the commonly used Java-based architecture in the industry, our platform is significantly more stable and resource efficient and can support more device connections with the same server resources allocation than the industry average, according to CIC. For example, with our Erlang-based architecture, our platform can support online connections of approximately 300,000 devices at the same time, which is at the high end of industry range, according to CIC.

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“Bypass” Architecture.   We are the first to adopt the innovative “bypass” architecture to bring significant improvement in response time, according to CIC. Our “bypass” architecture currently enables an experience with an average of less than 10-milliseconds response time, which exceeds our peers whose average response times that generally range between 20 to 50 milliseconds, according to CIC. The ability to achieve the fastest possible response time is crucial to achieving a seamless IoT experience for end users. Our ability to achieve the fastest possible response time also enables us to meet our customers’ more stringent and customized response sensitivity. A short response time also means better server capacity and stability, which is important to improving resource utilization efficiency and driving the number of Tuya-powered devices while ensuring superior end user experiences.

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Task Scheduling Engine.   We have pioneered the adoption of a task scheduling engine to handle high volume of scheduling requests, which is a key factor in optimizing user experience for IoT devices. When the number of scheduling requests (for example, turn on the alarm at 8:00 am) is high, a short scheduling time is critical for ensuring accurate control and undisrupted experience. Our task scheduling engine can support second-level scheduling (within three seconds) with over a hundred thousand scheduling requests per second when the number of requests is at peak level. Our task scheduling engine significantly outperforms others in the industry which typically deviate as long as 10-20 seconds to support each task scheduling with a smaller capacity, according to CIC.

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Application Enabling Platform (AEP) provides brands, OEMs and developers with a one-stop shop of IoT cloud capabilities that they can use to add, customize, or integrate functionality in a development environment that is “low-code” or even “no-code”, meaning that those IoT cloud capabilities are ready-to-use by developers so that they do not have to write the codes from scratch. More specifically, AEP enables us to modularize the underlying functionalities and capabilities of its TTP, and visualize such functionalities and capabilities as icons and buttons on the development platform’s operating interface. This allows customers to easily understand, select, drag and drop the desired functionalities for their smart devices in the development process even with little or no programming expertise. Leveraging our AEP, customers may reduce the time for developing devices or functionalities from months to days. In addition, our AEP is also equipped with device testing tools for manufacturing purposes, allowing customers to shorten the production-to-delivery cycle and achieve mass production for the smart devices within weeks. Our AEP delivers significantly greater development efficiency than its major peers, according to CIC.

AEP includes Tuya Platform Applications and Developer Kits that allows us to deliver IoT PaaS, Industry SaaS and other value-added services.
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Developer Kits allow developers to integrate tailored-made IoT capabilities through a variety of APIs, SDKs and low-code development accelerators that allow developers to add, customize, or integrate systems and functionality based on specific requirements and needs.

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Tuya Platform Applications combine no-code development platform, IoT data analysis platform and IoT industry solution studio to provide full platform-based business service capabilities.

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Business Technology Platform (BTP) is the competency center that provides the technology foundation to the upper layer of our Tuya IoT Cloud infrastructure in the form of modular micro-services. It brings together a suite of service modules, such as big data computing, AI algorithm service and IoT device management, that work together to optimize customer experience.

We have deployed six data centers hosted worldwide, including in China, the United States, Europe and India. We have achieved an average per-command processing time of less than 0.01 second, which is faster than the industry peers, according to CIC.
RESEARCH & DEVELOPMENT
Our leadership is built by our teams who are passionate about IoT. As of December 31, 2021, we had 2,561 research and development employees, representing approximately 73.8% of total employees. Our research and development team primarily consists of technology and platform development engineers responsible for (i) developing and iterating proprietary IoT technologies (e.g. TTP and AEP) and implementing enhancements and upgrades of our IoT cloud development platform; (ii) developing and upgrading our Industry SaaS software solutions; and (iii) optimizing our internal operational systems and technologies. A majority of our research and development team members have approximately 6.1 years of experience across a significant number of different subject areas such as IoT, industry design, cloud computing, AI and machine learning.
Our IoT cloud development platform and proprietary cutting-edge IoT technologies have been developed in-house. We have invested substantially in research and development and we expect to continue to devote significant resources to research and development activities and incur substantial amount of research and development expenses to enhance our competitive edge. In 2019, 2020 and 2021, we incurred US$52.0 million, US$77.4 million and US$174.3 million of research and development expenses, respectively, representing 49.2%, 43.0% and 57.7% of our total revenue, respectively for the same periods. These investments have continued to result in the launch of innovative products that have helped us attract new customers and sell more to our existing customers.
We generally take the following steps to develop new product features or solutions, making sure that we develop what customers need:
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Step 1: Demand Analysis.   At the high level, we generally formulate our product development plans by considering three main factors, including (i) any prospective or potential areas where strategies are typically laid out in advance, (ii) existing market demands for which no suitable solutions are available, and (iii) any other strategic areas that generally align with our own business strategies in the long run. We conduct detailed demand analysis based on a variety of factors, including, for example, market prospects, our growth strategies, industry competition, as well as feedbacks from our customers. For one-off feature requests, we may offer customized product development services to customers on a limited basis to address their specific business needs, taking into account whether the features are consistent with our overall R&D direction.
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Step 2: Product Design.   Our research and development team, including product management team, is generally responsible for designing new solutions and products to address customers’ needs.

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Step 3: Product Development.   During this stage, we complete coding and testing on our internal systems.

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Step 4: Ongoing Optimization and Iteration.   We make continuous efforts in research and development and technology innovations and continue to optimize and iterate functions and performance based on feedbacks from our internal testing teams and our customers.

BRANDS WE SERVE
Our growth strategies are tailored around the brands we serve and their contracted OEMs. For leading brands and their OEMs in target categories and those with large demands in our products, we are focused on providing bespoke support and services by, for example, offering free trials of product enhancements and new features and functionality. In 2021, our IoT PaaS empowered a total of approximately 4,100 brands to develop smart devices.
We are proud to serve brands across the globe. The following is a representative sampling of the brands we serve:
Calex	Dorel Juvenile	Flipkart	Goodyear	Haier
Hampton	Heathco	JHC	Henkel	Lenovo
Lloyd’s	Lock&Lock	Miniso	Monster	Orange
Panasonic	Philips	Realme	Schneider Electric	Telkcom Indonesia
Sodimac	Softbank	Westinghouse	Wipro	Wonly Group
Substantially all of the brands we serve relate to our IoT PaaS business. We typically do not enter into agreements in relation to IoT PaaS business directly with the brands and instead enter into agreements with their contracted OEMs. In these circumstances, we consider such OEMs to be our customers. In limited circumstances, we also enter into agreements directly with brands in relation to certain value-added services, in which case we also consider such brands to be our customers.
CASE STUDIES
The following case studies illustrate how our customers and brands we serve use and benefit from our products and services. We believe these case studies demonstrate the wide adoption of our products and services across geographies, verticals, and customer sizes.
Goodyear
Goodyear is one of the world’s largest tire manufacturing companies with operations around the world. Since the 20th century, Goodyear has begun to diversify its businesses. Miralbueno Products S.L., a Spanish company licensed by Goodyear to develop and sell mechanical products, has expanded its business and started to explore opportunities in categories including smart outdoor products and indoor air quality products.
After conducting a comprehensive evaluation of our products and services, Miralbueno-Goodyear found that we could not only able to empower customers to rapidly develop smart devices but also connect them with OEMs and provide them with one-stop solutions. In a very short period of time, we recommended over ten OEMs to Miralbueno-Goodyear and helped it successfully upgrade its products to smart products, including the launch of the Goodyear scooters. Moreover, we helped Miralbueno-Goodyear rapidly develop and successfully launch various smart devices including smart air purifiers and smart air quality testing devices.
With our rapid product development capabilities, flexible app and interface design, multilingual support and brand-agnostic platform, we quickly and effectively empowered the Goodyear brand and enhanced Miralbueno’s strengths in marketing and sales channels to sell its products in different regions including Europe and South America. We intend to continue to partner with Miralbueno-Goodyear to further expand their product offerings, enrich their product ecosystem and improve their ability to better serve the market.
A leading global supermarket chain
Our customer is an international discount supermarket chain that operates over 11,000 stores across Europe and the United States. As the concept of smart living is being embraced by more and more retail chains, our customer wanted to develop its own collection of smart products.
After evaluating multiple other cloud platforms, our customer decided to partner with us in October 2019. Utilizing our brand-agnostic platform and easy-to-use developer toolkits, this customer quickly launched its own smart product line and immediately turned out well with a large collection of more than 40 SKUs, such as LED lamps, motion sensors, and home appliances. These products are compatible with multiple protocols such as ZigBee, Wi-Fi and Bluetooth. Since November 2020, these products are sold in more than 8,000 stores across 19 countries in Europe under our customer’s own brand, and we have deployed more than 7 million IoT PaaS for this customer covering over 70 SKUs.
In 2021, our customer leveraged Tuya’s technologies to expand its offerings to include more categories and use cases. These include, for example, cleaning appliances such as robotic cleaner and lawn mower; and power and energy products such as power tool accumulator & charger, wireless switches, and thermostatic radiator valves. Our customer is looking to further collaborate with Tuya to develop more small home and kitchen appliances.
We believe that with our strong customer support, rapid development cycle and comprehensive ecosystem, we can help our customer develop more series of smart products and enable more end users to experience the concept of smart living made possible by our IoT cloud platform.
MOMAX
MOMAX is a renowned AIoT and consumer electronics brand, headquartered in Hong Kong, offering a wide range of consumer electronics products sold in the global market.
Through Tuya’s IoT cloud development platform, MOMAX has successfully transformed itself into a smart home brand. It has recently launched some best-selling smart devices under the brand name “MOMAX SMART” across an array of categories, such as air purifiers, vacuum robots, and LED desk lamps. By using Tuya’s technology, MOMAX has enabled its users to seamlessly connect smart devices across different categories. This has significantly differentiated MOMAX’s products from competing products and allowed MOMAX to attract more partners and sales channels and achieve significant revenue growth.
By leveraging Tuya’s IoT platform, MOMAX has also launched a new smart home brand, “Smart D”which offers smart devices featuring popular Disney, Pixar and Marvel characters. “Smart D” products are currently available across various well-known online and offline retailers in Hong Kong. MOMAX also leveraged Tuya’s technology and supply chain capabilities to develop smart air purifiers with a program, which deployed across multiple industries successfully, including renowned restaurants and hotels, etc in Hong Kong to combat COVID-19 pandemic situation.
MOMAX is innovative about the potential of the smart home industry. Going forward, MOMAX is looking to expand its collaboration with Tuya to develop a wider range of smart devices, enhance partnerships with sales channels, and deliver a better IoT experience across smart home, smart mobility, and smart environment for end-users in Hong Kong.
China Overseas Properties
China Overseas Properties is a PRC state-owned enterprise engaging in real estate development, city services and business innovation. China Overseas Properties considers technology as a strategic priority with a wholly-owned subsidiary specializing in IoT.

China Overseas Properties was seeking partners to help it build its own smart real estate platform. After a robust evaluation process, China Overseas Properties eventually decided to cooperate with us as it highly appreciated our deep IoT expertise, full-stack technology capabilities, extensive product offerings, and customer-oriented strategies.
China Overseas Properties’ partnership with Tuya has not only enabled it to develop comprehensive customized smart home solutions, but also connected it with hardware partners that helped it create a range of smart home systems and applications under its own brand name. Through its partnership with Tuya, China Overseas Properties has been able to upgrade its offerings, reach a broader customer audience, optimize its procurement process to save costs, and enhance its analytics capabilities.
Bilinwei
Bilinwei is a leading company in China’s lighting industry, specializing in the development of smart controllers and lighting systems for factories and warehouses.
After evaluating multiple IoT cloud platforms, Bilinwei chose Tuya to help it empower its customers with IoT. The partnership with Tuya has not only allowed Bilinwei to accelerate time-to-market but also significantly reduced its research and development costs by addressing the most common customization needs through a single platform powered by Tuya. As the partnership continues, Bilinwei and Tuya have jointly launched a number of landmark smart industrial lighting projects. For example, for a renovation project of a maintenance hangar at an international airport, Tuya’s technologies enabled Bilinwei to develop a smart control system with electricity consumption reduced by approximately 55% and shorten the renovation period from the typical 14 days to 4.5 days. In another project, by deploying Tuya’s smart commercial lighting solutions, Bilinwei helped one of its customers successfully reduce energy consumption by approximately 60% and reduce carbon emissions by approximately 270 tons per year.
We look forward to cooperating further with Bilinwei to help it grow its smart industrial lighting offerings, capitalizing on the trend towards energy conservation and carbon neutrality.
OUR CUSTOMERS
We define our customers as entities from whom we generate revenues for the products and services we provide. We had approximately 8,400 customers in 2021, primarily including brands, OEMs, industry operators and system integrators. For the same period, our IoT PaaS empowered approximately 4,100 brands to develop their smart devices, including leading brands such as Calex, Philips and Schneider Electric, and had an increasing number of Industry SaaS customers. As we have cultivated a large and diversified customer base across different industry verticals, we believe that none of our customers is material to our total revenue. We provide online customer support services and tools for our customers to submit customer complaints and service requests anytime and anywhere.
We use dollar-based net expansion rate for IoT PaaS as a useful indicator of our customers’ loyalty and tendency to expand their usage of our platform over time. For the trailing 12-month period ended December 31, 2019, March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, and December 31, 2021, the dollar-based net expansion rates for IoT PaaS were 188%, 173%, 160%, 179%, 181%, 210%, 211%, 179%, and 153%, respectively. For a detailed discussion of dollar-based net expansion rate for IoT PaaS and certain other key operating metrics, see “Financial Information — Key Operating Metrics.”
With respect to our IoT PaaS, we typically do not enter into agreements directly with the brands and instead enter into agreements with their contracted OEMs. In these circumstances, we consider such OEMs to be our customers. In 2019, 2020 and 2021, substantially all of our IoT PaaS revenue was associated with the agreements between us and such OEMs. Substantially all of these OEMs are located in the PRC while the brands we serve are located and Tuya-powered devices are sold across the globe.
We have a broad base of customers, and we do not believe that we have customer concentration risks. Our single largest customer accounted for 5.2%, 5.6% and 5.5%, of our total revenue, respectively, for the years ended December 31, 2019, 2020 and 2021. Our five largest customers accounted for 17.0%, 20.7%, and 17.2% of our total revenue, respectively, for the  years ended December 31, 2019, 2020 and 2021. To the best of our knowledge, in 2019, 2020 and 2021 and up to the Latest Practicable Date, none of our five largest customers is a connected person of us. As of the Latest Practicable Date, none of our Directors, their associates or any of our shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest customers.
Set forth below is a summary of key terms of the standard agreements between us and our customers:
IoT PaaS
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Pricing.   We charge our customers fixed fees on a per “deployment” basis based on the particular products/services they purchase. We call a smart device developed using our IoT cloud development platform a “deployment” of IoT PaaS. The fees that we charge IoT PaaS customers are based on the number of deployment of IoT PaaS. For more information about deployment of IoT PaaS, see “Financial Information — Overview — IoT PaaS.” We also offer our customers a membership program that gives them the option to pay a membership fee primarily in exchange for IoT PaaS discounts based on tiered membership status.

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Payment and credit terms.   Subject to the specific products/services customers select to purchase, customers are typically required to settle our payment in full within the stipulated period prior to delivery of the products/services. Subject to the purchase agreements, we may grant a specified credit terms typically ranging from 30 to 60 days to our customers.

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Ongoing product support.   We provide reasonable technical support services in accordance with our standard practice to customers.

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Software updates.   We may in our sole discretion make available updates, enhancements, additions, new versions or releases of the software to customers.

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Return policy.   We do not have a formal return policy. Subject to the specific products/services customers select to purchase under the purchase agreements, customers are generally not allowed to return our products/services except for products/services with material defects due to our fault.

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Intellectual property.   We retain all our intellectual property rights with respect to our products/services under the purchase agreements.

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Confidentiality.   Each party to the purchase agreements shall treat all confidential made known to it by the other party in the strictest confidence during and after the contract terms.

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Term and termination.   The agreement relating to IoT PaaS typically does not have fixed term. The agreement will be terminated upon the fulfillment of our obligations or as mutually agreed upon by both parties.

Industry SaaS
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Pricing.   We charge our customers services fees based on the types and complexity of the services they purchase.

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Payment and credit terms.   Subject to the specific services customers select to purchase, customers are typically required to settle the payment consisting of the basic annual subscription fee and maintenance fee in full promptly upon entering the service agreement. In addition, an incremental fee annually for additional user accounts added to the customers’ network will be charged to the customers. Subject to the service agreements, we generally do not grant credit term to our customers.

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Return policy.   We do not have a formal return policy. Subject to the specific products/services customers select to purchase under the purchase agreements, customers are generally not allowed to return our products/services except for products/services with material defects due to our fault.

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Intellectual Property.   We retain all our intellectual property rights with respect to our services under the service agreements.

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Confidentiality.   Each party to the service agreements shall treat all confidential information made known to it by the other party in the strictest confidence during and after the contract terms.

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Term and Termination.   The agreement has a term ranging from one year to three years. The agreement can also be terminated as mutually agreed upon by both parties.

Smart Device Distribution
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Pricing.   The fees that we charge to customers are calculated based on the types and amount of the smart devices they purchase.

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Payment.   Customers are typically required to make prepayments in full within a specified timeframe upon signing of the agreement.

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Delivery.   We are responsible for arranging delivery and shall bear the risk until the shipment has been inspected and accepted by our customers. Customers are required to check the quantity and condition of the shipments within a prescribed period of time (typically three days) upon arrival of the delivery.

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Quality assurance.   We represent in the agreement that the smart devices meet the technical and quality standards as agreed between the parties and under applicable laws and regulations.

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Confidentiality.   Each party to the purchase agreement shall treat all information made known to it by the other party in the strictest confidence during and after the contract term.

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Termination.   The agreement will be terminated upon the acceptance of shipments by our customers.

OUR SUPPLIERS
Our suppliers primarily include (i) suppliers of the chips to be integrated within modules; (ii) contracted manufacturers who assemble the modules in which edge capabilities of IoT PaaS are embedded; and (iii) public cloud services providers. Our single largest supplier accounted for 29.2%, 13.0% and 25.3%, of our total purchases, respectively, for the years ended December 31, 2019, 2020 and 2021. Our five largest suppliers in the aggregate accounted for 41.8%, 41.6%, and 42.7% of our total purchases, respectively, for the years ended December 31, 2019, 2020 and 2021. A substantial majority of our suppliers are located in the PRC.
The following table sets forth the details of our five largest suppliers for the year ended December 31, 2019.
Supplier	Background	Type of products/ services purchased	Year of commencement of business relationship	Purchase amount	Percentage of our total purchase
				(RMB in thousands)
Supplier A	An integrated circuit designer in the PRC	IoT chip	2015	240,287	29.2%
Supplier B	An integrated circuit designer in the PRC	IoT chip	2017	29,177	3.5%
Supplier C	Managed service provider of one of the global leading cloud service provider	Cloud service	2018	26,323	3.2%
Supplier D	A processing manufacturer in the PRC	IoT module processing	2015	24,783	3.0%
Supplier E	An electronic components provider in the PRC	Sensor and memory	2018	22,985	2.8%
Total				343,554	41.8%
The following table sets forth the details of our five largest suppliers for the year ended December 31, 2020.

Supplier	Background	Type of products/ services purchased	Year of commencement of business relationship	Purchase amount	Percentage of our total purchase
				(RMB in thousands)
Supplier F	An integrated circuit designer in the PRC	IoT chip	2018	157,223	13.0%
Supplier A	An integrated circuit designer in the PRC	IoT chip	2015	116,422	9.6%
Supplier G	An integrated circuit designer in the PRC	IoT chip	2018	98,057	8.1%
Shenzhen Sekorm Advanced Technologies Co., Ltd.	An electronic component provider in the PRC	Crystal and chip	2019	75,590	6.2%
Supplier I	A comprehensive manufacturer in the PRC	Module manufacturing and finished smart product	2018	56,789	4.7%
Total				504,081	41.6%
The following table sets forth the details of our five largest suppliers for the year ended December 31, 2021.
Supplier	Background	Type of products/ services purchased	Year of commencement of business relationship	Purchase amount	Percentage of our total purchase
				(RMB in thousands)
Supplier F	An integrated circuit designer in the PRC	IoT chip	2018	436,561	25.3%
Supplier G	An integrated circuit designer in the PRC	IoT chip	2018	87,460	5.1%
Shenzhen Sekorm Advanced Technologies Co., Ltd.	An electronic component provider in the PRC	Crystal and chip	2019	81,605	4.7%
Supplier A	An integrated circuit designer in the PRC	IoT chip	2015	74,822	4.3%
Supplier J	An electronic component provider in the PRC	Sensor	2017	55,671	3.2%
Total				736,120	42.7%
We typically enter into framework agreements with chip suppliers and module manufacturers. Each framework agreement sets forth the general terms and conditions of cooperation, pursuant to which we make separate manufacturing we are typically granted a credit term of 30 to 60  days after receipt of each invoice. Module manufacturers must meet our stipulated quality requirements and are responsible for liabilities caused by product defects. We enter into separate confidentiality agreements with chip suppliers or contracted module manufacturers for protection of our trade secrets and intellectual property rights.
In 2019, 2020 and 2021, none of our Directors, their respective associates, or any shareholders of our Company (who or which to the knowledge of the Directors owned more than 5% of the Company’s issued share capital) had any interest in any of our five largest suppliers.

One of our top five customers for the year ended December 31, 2020 was also among our top five suppliers for the same period. Sales to this company accounted for 4.6% of our total revenue, and our cost of purchases attributable to this company accounted for 4.7% of our total cost of purchases for the year ended December 31, 2020. In 2019, 2020 and 2021, sales to this company consisted of IoT PaaS, and purchases from this company primarily consisted of finished smart devices associated with our smart device distribution business and manufacturing of modules associated with our IoT PaaS. Negotiations of the terms of sales to this company and purchases from it were conducted separately, and the sales and purchases were neither connected nor conditional upon each other. Our Directors are of the view that such arrangements are mutually beneficial, given that we negotiated with this company on an arm’s length basis. In addition, the terms of transactions with this company are in line with market practice and similar to those with our other customers and suppliers.
Since early 2021, there has been continued global supply chain disruptions, and the supply of chips that are essential components of IoT modules has been subject to a global shortage. In 2019, 2020 and 2021, a substantial portion of the costs of revenue of IoT PaaS relates to the more costly hardware, such as chips for IoT PaaS business. In 2021, we had more upfront payment for our purchases to reserve supplier capacities due to the global chip shortage. As a result, the accounts payable turnover days has decreased from 55  days in 2020 to 37 days in 2021. Additionally, chips for our IoT PaaS business are major components of our inventories. Since late 2020, amid the foreseen global shortage of chips, we have been strategically increasing our inventories to minimize lead time, ensure timely delivery to our customers, and meet our future business needs. As a result, our inventories turnover days increased from 83 days in 2019 to 103 days in 2020, and further increased to 114 days in 2021.
During the Track Record Period, substantially all of our chip suppliers are located in the PRC. We believe the global chip shortage has not had a material adverse impact on our business operations, and we have not experienced any major difficulties in sourcing raw materials. The impact of the chip shortage varies widely across industries, depending on how sophisticated the chips utilized are. Typically, the more sophisticated the chips are, the more likely they run into shortage. Many of the Tuya-powered devices are consumer-level devices used at home or for commercial use. As a result, the requirements in terms of reliability, lifetime and performance for these chips are relatively less stringent than the more sophisticated, high-performance chips used in the automobile, industrial and other verticals. Therefore, as compared to companies in those verticals, we are generally less susceptible to chip shortages and it is relatively easier and less expensive for us to secure alternate or substitute supplies. However, there is no assurance that we will be able to continue to secure adequate chip supply at commercially reasonable cost for our operations. If we fail to secure sufficient chip supply, we may have to secure alternative suppliers or find alternative supplies or technologies, which could be costly, time consuming, and may not be successful. To the extent the chip shortage deteriorates or becomes longer-term in nature, we may experience significant delays in our delivery to customers and our business operations and prospects may be negatively impacted. See “Risk Factors — Risks Related to Our Business and Industry — Our use of third-party suppliers involves certain risks that may result in, among others, increased costs, disruption of supply or shortage of raw materials, quality or compliance issues, or failure by our suppliers to timely manufacture the modules and finished smart devices, any of which could materially harm our business.”
We believe our ability to mitigate chip shortage is primarily attributable to our market leadership and strong supply chain management capabilities. We have created a large and interconnected IoT ecosystem of brands, OEMs, partners, and the end-users. We are the nexus of this ecosystem, making us a partner of choice for many players from both the upstream (e.g. IoT chip suppliers) and downstream (e.g. brands and OEMs) looking to expand their footprints along the value chain. This also gives us substantial advantages in negotiating for more favorable pricing and payment terms, collaborating with suppliers on cost reductions through technology, and sourcing alternative suppliers.
We believe the following factors also help us mitigate the impact of chip shortage:
•
Diverse supply chain with no reliance on single-source suppliers.   We have a diverse supply chain and procures substantially all of our raw materials from multiple-source suppliers. While we have historically utilized one single-source suppliers due to the proprietary nature of certain chips, the chips procured from such supplier were used for a very limited number of devices and categories, accounting for less than 0.1% of our total deployment of IoT PaaS in 2021. As of December 31, 2021, we have a list of approximately 50 chips suppliers in the PRC and globally to cater our business needs.

•
Strong direct relationships with suppliers.   Leveraging our market leadership, we have maintained strong direct relationships with our major raw material suppliers, including many leading and renowned semiconductors companies. We seek to enter into long-term procurement framework agreements with our chip suppliers. Currently, the term of the framework agreements between us and our chip suppliers are typically two years which may be extended if agreed by both parties, and many of these agreements contain price adjustment mechanism that protects us from unfavorable chip price changes. We also proactively seek to enter into capacity commitments and pricing agreements, particularly in periods with limited availability of production capacity.

•
Proactive stocking strategies.   We have strategically begun to build our inventories of chips even before the global chip shortage started to emerge in early 2021. These efforts have helped us ensure timely delivery to customers and sufficient availability for future growth, as well as mitigate impact of potential additional disruptions.

•
Close collaborations with suppliers and the chipset replacement solution.   We have been working closely with suppliers to develop new or upgrade existing chip solutions to make them more diversified and cost-efficient to deploy on smart devices. These efforts have allowed our customers to make their devices less expensive to produce, or less dependent on those types of chips that are in shortage. We are also collaborating with IoT module foundries to further upgrade their manufacturing processes to hedge against increasing chip prices. As part of these efforts, we have recently introduced chipset replacement solution based on redesigned IoT edge capabilities. This solution helps customers replace advanced chips that have been in short supply with more readily available chips. As a result, our customers are able to reduce the number of chips required for each smart device and mitigate the impact of chip shortage, without sacrificing functionality and performances. Currently, our home appliance categories are eligible for the chipset replacement solution. We are in the process of making more categories and customers eligible for the solution.

•
Dedicated supply chain management team.   We have a large sourcing and supply chain management team. This team is dedicated to ensuring our adequate raw materials supply and working closely with customers, suppliers and partners to strengthen the overall resilience and sustainability of our supply chain. As of the date of this document, this team consisted of 36 employees. Our supply chain management team is charged with various critical responsibilities including, seeking additional or alternate suppliers or developing our own replacements; renegotiating terms with suppliers; monitoring suppliers’ performances; closely monitoring inventory levels and purchases against forecasted demand; designing procurement strategies and contingency plans for potential shortages; among other things.

QUALITY CONTROL
We are committed to providing customers with our products and services of consistently high quality. We emphasize quality control in all aspects of our business including for example design, research, production, sales and after-sales services. We strictly control the quality of our business and operations. In order to monitor the quality and ensure that our products and services meet all our internal benchmarks and specifications, we have implemented various quality-control checks into our business process. In addition, we provide after-sales services and support to our customers.
We have devoted significant resources to the quality control of our products and services. Our quality control is a cross-departmental responsibility shared by multiple teams across business functions including supply chain management, quality assurance, safety and compliance, and after-sales and customer service. In particular, these teams are responsible for establishing quality control standards, procedures for inspection of our raw materials and products and review standards of our suppliers. They are also responsible for handling customer complaints and compliance of applicable laws and international and national standards.
BUSINESS SUSTAINABILITY
We have incurred operating losses, net losses, adjusted loss (non-GAAP financial measure) and net operating cash outflow throughout the Track Record Period, largely due to our investment in R&D capabilities as we continued to expand our research and development team. As a first mover of IoT cloud development, we have been focused on expanding our IoT cloud development platform, growing our customer base and fostering our developer community, rather than seeking immediate financial returns or profitability, in order to lay a solid foundation for the long-term growth with our products and services. Hence, in 2019, 2020 and 2021, we continued to invest in our research and development capabilities, which is key to optimizing and broadening our offerings for existing customers and attracting new customers. We have also increased our sales and marketing efforts to promote brand awareness, some of which have yielded immediate effects on revenue while others will provide long-term benefits to the overall development of our business over time.
According to CIC, IoT technology is fundamentally changing people’s way of life through millions of applications for a broad range of use cases. The number of IoT PaaS deployment will continue to grow rapidly in the future, given the relatively low penetration rate of IoT PaaS in many industries nowadays. The total addressable market size for global IoT PaaS is expected to grow from US$94.6 billion in 2021 to US$194.8 billion in 2026, representing a CAGR of 15.5% from 2021 to 2026. Specifically, the total addressable market size of global IoT PaaS for smart home and smart business, is expected to grow at a CAGR of 11.0% between 2021 and 2026. For the same period, the total addressable market size of global IoT PaaS for smart industries is expected to grow at a CAGR of 17.9%. In addition, business operators are increasingly adopting IoT SaaS solutions to optimize cost and improve operating efficiency, while focusing on their core competencies. According to CIC, the total addressable market size for global IoT SaaS in 2021 was US$156.4 billion and is expected to grow at a CAGR of 11.3% from 2021 to 2026 to reach US$267.1  billion. To capitalize on these opportunities, we have made strategic decisions to invest in product development, research and development capabilities, and sales and marketing efforts. As a result, our operating expenses increased in absolute amounts in 2019, 2020 and 2021.
Since our inception in 2014, our business has scaled rapidly in recent years. Our IoT PaaS enabled businesses to develop smart devices in more than 2,200 categories as of December 31, 2021. In 2020 and 2021, our IoT PaaS empowered approximately 2,700 and 4,100 brands and we had approximately 3,300 and 5,500 IoT PaaS customers, respectively. According to CIC, we have grown into the largest IoT PaaS business in the global market of IoT PaaS as a subset of the broader IoT industry in terms of volume of smart devices powered in 2021, which has grown from 60.1 million in 2019 to 116.5 million in 2020, and further to 184.0 million in 2021.
In 2021, our revenue was US$302.1 million, representing an increase of 67.9% from 2020. In 2020, our revenue grew to US$179.9 million, representing an increase of 70.0% from 2019. Our gross profit for 2019 increased by 122.9% from US$27.8  million to US$61.9 million for 2020, and further increased by 106.4% to US$127.9 million for 2021. Our overall gross margin has been on an increasing trend, being 26.3%, 34.4% and 42.3% for 2019, 2020 and 2021, respectively. We recorded net losses of US$70.5  million, US$66.9 million and US$175.4 million in 2019, 2020 and 2021, respectively. As of December 31, 2021, we had US$1,066.1 million in cash and cash equivalents and short-term investments. Also, we have maintained a net current asset position in 2019, 2020 and 2021.
Going forward, we plan to achieve profitability primarily by further (i) growing customer base and engagement, (ii) improving gross profit margin, and (iii) enhancing operating leverage. This will allow us to increase our revenue and manage our cost and expenses, in order to reach and maintain profitability and positive operating cash flows. However, due to the fast-evolving business environment, we are not able to predict when we will be able to start generating positive cash flow and become profitable.
Growing customer base and engagement
We believe that expanding our customer base and increasing customer and end user engagement is essential to our business development and long-term profitability. To implement this strategy, we plan to strengthen our relationship with existing customers and attract new customers, in particular new premium customers. As such, we aim to continue to broaden our product and service offerings, including especially SaaS offerings, and expand into diversified verticals, catering to the dynamic needs of both our existing and new customers. More specifically:
•
Actively identify market needs and customer pain points.   We are actively identifying and exploring unmet customer needs through various online and offline channels, including reputable industry conferences, such as Consumer Electronics Show (CES) and Mobile World Congress (MWC), in-house research, insights from existing customers, in various industries. We are looking to organize or participate in over 100 exhibitions and trade fairs, over 90 industry conferences and over 30 events for IoT developers, over the next five years. We aim to integrate and to extend those diversified demands into our IoT cloud development platform to enable us to innovate and optimize our product and service offerings.
•
Grow with our customer.   We grow with our customers. Leveraging our technologies, we are able to provide our customers with tailored products and services, at different stage of their developments, which further strengthen our relationship with such customers and effectively increase average revenue from customers. For example, we cooperated with a leading global supermarket chain in 2019 to help them launch their own smart product line, and further in 2021, helped them successfully expand offerings to more categories and use cases as they develop and sell more Tuya-powered smart devices. For the trailing 12-month period ended December 31, 2021, our dollar-based net expansion rate was approximately 153%, demonstrating our strong ability to continue to expand customers’ usage of its IoT cloud development platform over time and to grow revenue generated from existing customers. We plan to continue to deepen our cooperation with existing customers to build a long-term relationship.

•
Expand into more diversified verticals.   Before 2019, we primarily focused on the consumer lighting and consumer electronics industry for a wide range of applications, and have continued to penetrate into diversified industries and gradually expanded our coverage to home and kitchen appliances in 2019 and 2020. In 2021, we started our coverage in more fields, such as outdoor, energy-saving, and other blue-tooth digital products. We plan to further deepen our penetration in diversified industry verticals. For example, we intend to offer IoT PaaS and Industry SaaS solutions for leisure use cases like hotels and apartments, commercial lighting and smart office buildings.

•
Continuously offer the right and new products and services.   Leveraging on our thorough understanding of market demands and our close collaboration with OEMs that have strong execution capabilities, we have been able to design and deliver solutions catering to the genuine needs of the brands we serve and their end users, leading to further growth and improved efficiency of our customers and better experiences for the end users. We have witnessed continuous growth in the SKUs supported by our IoT PaaS, from approximately 252,000 in 2020 to approximately 589,000 in 2021, and our SDKs from approximately 13,500 in 2020 to approximately 31,900 in 2021. We plan to continue to offer the right and new products and services to our customers. For example, we have recently launched Tuya Cube, enabling developers to build private IoT platforms on enterprise cloud to best suit their needs. In addition, we recently began to support “Matter,” a communication standard which, together with other communication protocols we support, enable us to provide a more integrated smart home standard to allow interoperability between devices and smart home platforms to ensure a more convenient smart home experience for users.

We expect to continue to improve our research and development capabilities to solidify our technology leadership, including the upgrade and iteration of IoT smart algorithm in various sectors, so as to provide customers with better products and experience. For example, in terms of our Industry SaaS offerings, we have unveiled the upgraded smart hotel solutions in 2021, expanding the scope of services from managing hotel rooms to managing the crowd and traffic in surrounding areas, improving operating efficiency for hotel managers. We also plan to enhance our customer engagement through our dedicated membership program. See “— Our Growth Strategies” for more details.
We successfully grew our total number of customers from approximately 3,300 in 2019, to approximately 5,000 in 2020, and further to approximately 8,400 in 2021. In terms of IoT PaaS business, we have demonstrated our strong capability to grow the number of our IoT PaaS customers, which increased from approximately 2,300 in 2019 to approximately 3,300 in 2020, and further to approximately 5,500 in 2021. We enhance customer engagement by helping our customers succeed and customers with initial success tend to expand our services to more product families to maximize the benefits of our platform. Our premium IoT PaaS customers grew from 127 in 2019 to 188 in 2020 and further to 311 in 2021. In 2019, 2020 and 2021, our premium IoT PaaS customers contributed over 80% of our revenues generated from IoT PaaS. We also strive to develop and maintain customer loyalty through our dedicated membership program. The number of our IoT PaaS deployments also increased in 2019, 2020 and 2021, which further contributed to our revenue growth.

The following tables set forth certain key operating metrics to demonstrate our ability to grow our customer base:
	For the year ended December 31,
	2019	2020	2021	% Growth (2019 to 2020)	% of Growth (2020 to 2021)
Total number of customers	3,284	5,013	8,449	52.6	68.5
	For the trailing 12-month period ended December 31,
	2019	2020	2021	% Growth (2019 to 2020)	% of Growth (2020 to 2021)
Number of premium IoT PaaS customers	127	188	311	48.0	65.4
The tables below set forth average revenue per IoT PaaS customer for the periods indicated. As indicated in the table, we have been able to continue to grow this metric in 2019, 2020 and 2021, demonstrating our customers’ increasing adoption of and willingness to pay for our IoT PaaS.
	For the Year Ended December 31,
	2019	2020	2021
IoT PaaS revenue (US$ in thousands)	76,365	151,677	261,360
Number of IoT PaaS customers	2,328	3,296	5,527
Average revenue per IoT PaaS customer (US$ in thousands)	32.8	46.0	47.3
See “Financial Information — Key Operating Metrics” for more information about how we calculate the number of premium IoT PaaS customers and deployment of IoT PaaS.
We also plan to continuously leverage our thriving ecosystem with network effects to attract more brands to join our platform and to promote our brand awareness and word-of-mouth referrals. This will enable us to increase our revenue scale through a growing customer base with increased engagement in a cost-effective manner.
Improving gross profit margin
Our gross profit margin improved from 26.3% in 2019 to 34.4% in 2020 and further to 42.3% in 2021, primarily due to:
•
Margin expansion in IoT PaaS due to (i) our increased economies of scale and cost savings as our business continued to grow, (ii) improved efficiency relating to IoT PaaS deployment achieved through effective R&D, and (iii) the expansion of our product mix to include more device categories that have relatively high profit margins. For example, as we continue to invest in joint R&D efforts with chip designers to design and upgrade IoT related chip solutions, we have developed the capability of reducing redundant procedures and materials and the flexibility of precise selection of chips for designated functionalities with enhanced cost-effectiveness, which helps reduce variable costs, including raw material costs, while ensuring the same level of device performance and user experience. For instance, across many of our consumer lighting and electronics offerings, we have successfully implemented solutions with smaller chips, less number of electronic components through technology upgrade, and improved module design with less raw material requirement. The gross profit margin of our IoT PaaS increased from 28.7% in 2019 to 35.9% in 2020, and further to 42.4% in 2021.

•
Optimization in revenue structure with increasing contribution from SaaS and others, which recorded a relatively high gross profit margin of over 70% in 2019, 2020 and 2021. In 2019, 2020 and 2021, our SaaS and others segment has grown at a faster rate than our IoT PaaS, due to our ability to offer sophisticated Industry SaaS products and functional value-added services, as well as our success strategy to cooperate with industry leaders or key players to develop comprehensive solutions that solve major pain points of the industry, which in turn enables us to quickly replicate such solutions for other industry players. For example, in real estate and community industry, we started from establishing cooperation with several leading real estate developers through our Industry SaaS offering to digitalize, streamline and automate their residential housing and residential community management via IoT devices and software. Our initial successful track record of cooperating with these real estate developers have allowed us to attract and establish similar cooperation with other regional real estate developers and have become their partner of choice when they launch new real estate projects or expand existing projects. We also intend to continue to upgrade Industry SaaS to make it more flexible, easy-to-deploy and easily configurable for additional promising verticals and use cases. For example, as part of our initiatives to venture into the smart industry space, we are developing an Industry SaaS solution specifically for small- to medium-sized manufacturing companies by leveraging our extensive existing expertise in smart home and business. These new Industry SaaS solutions are designed to digitalize and streamline manufacturing companies’ daily operations through IoT technologies and connected devices. We believe these efforts will help us organically grow our customer base and increase their adoption of our Industry SaaS solutions. From 2019 to 2021, the number of our SaaS and others customers increased from approximately 480 in 2019 to approximately 1,500 in 2020, and further to approximately 2,800 in 2021, and the revenue contribution from SaaS and others increased from 1.8% in 2019 to 3.4% in 2020 and further to 6.2% in 2021.
We expect to continue to improve our gross profit margin in the future as we continue to improve gross margin of our IoT PaaS business and to expand our Industry SaaS offerings with relatively higher gross margin.
Enhancing operating leverage
Our research and development expenses accounted for 49.2%, 43.0% and 57.7% of our total revenue in 2019, 2020 and 2021, respectively. In 2021, our research and development expenses increased in absolute amount and as a percentage of total revenue as we expanded the talent pool of our research and development team to fuel our long-term growth of our business. We expect to continue to devote significant resources to research and development activities, including (i) expenditure incurred to maintain a R&D team, including by providing competitive compensation, benefits and incentives to attract and retain R&D talents; (ii) continuous investment in research and innovation, particularly in our core capabilities such as IoT core, edge computing, and IoT algorithms; and (iii) development of additional features and functionalities for our PaaS and SaaS offerings. In light of the market outlook in the first half of 2021, we strategically expanded our R&D talent pool to expand into selected new categories, develop Industry SaaS solutions for new verticals, and invest to further strengthen our developer platform. We believe these investments would will help us solidify our long-term market leadership, although they might not generate immediate revenue or profit growth due to the emerging nature of these categories and verticals. We will continue to evaluate the associated expenses and expected revenue and profit returns of these investments dynamically based on macroeconomic conditions, industry changes and our own growth strategies and will timely make adjustments as needed accordingly to drive our long-term growth and profitability.
Looking forward in the near future, we expect to maintain a R&D team of a size appropriate for our scale and long-term business growth. We also intend to continue to offer competitive compensation and benefits to attract and retain talents. As a result, we expect to continue to incur substantial research and development expenses in the foreseeable future. Meanwhile, we plan to continue to improve our R&D efficiency to strike an optimal balance between short-term financial performance and long-term business prospects and profitability.
As we conduct regular management review according to the market condition to ensure efficient and effective operation, we believe there is significant headroom for us to further improve our operating efficiency through the following measures:
(i)
We have conducted and will continue to conduct profound review of product portfolio to focus our R&D efforts on core products with meaningful financial impact and/or higher returns than those emerging, less profitable product categories, so as to improve operating efficiency;

(ii)
We have conducted and will continue to conduct comprehensive review of our operations, including R&D, sales and marketing and client support processes, to streamline our business processes with a focus on core procedures to increase efficiency and cost-effectiveness. For example, we have invested in and implemented AI technologies (i.e., AI-driven interactive chatbot) to streamline the process of efficient development of solutions per customers’ requests which can also be applied to a wider range of customers and use cases, improving product development efficiency and allowing R&D as well as sales and marketing team to support a continuously growing customer base; and
(iii)
We have strategically prioritized the acquisition, management and retention of premium customers, hence improving our marketing efficiency.

With the efficiency enhancement measures mentioned above, we expect that, as our business continues to grow, our research and development expenses as a percentage of total revenue will decline over time in the long term, as we expect that the associated headcounts and compensation will not grow as fast as they did before 2021 and will not grow at the same rate as revenue.
Our sales and marketing expenses accounted for 35.0%, 20.9% and 25.0% of our total revenue in 2019, 2020 and 2021, respectively. In 2021, our sales and marketing expenses increased in absolute amount and as a percentage of total revenue as we continued to invest in our developer community through active sponsorship of developer groups, developer conference and other community-centric events as well as to expand our foreseeable sales and marketing team for business growth in the long run. For example, we have participated in reputable industry conferences such as Consumer Electronics Show (CES) and Mobile World Congress (MWC) and held developer events, such as the bluetooth developer event and global hard tech developer event, among others. These conferences and events helped us better demonstrate our latest products and services offerings, as well as research innovations, which helps us attract more developers and customers to our platform, solidifying our market leadership in the IoT cloud development platform space. From 2019 to 2021, the number of our IoT PaaS customers experienced a rapid growth, increasing from approximately 2,300 in 2019 to approximately 3,300 in 2020, and further to approximately 5,500 in 2021. In 2021, our IoT PaaS empowered approximately 4,100 brands to develop their smart devices, including leading brands such as Calex, Philips and Schneider Electric, and had an increasing number of Industry SaaS customers. Furthermore, we have attracted a large and active community of over 510,000 registered IoT device and software developers as of December 31, 2021. We have achieved high sales and marketing efficiency in the past intend to continuously evaluate and actively monitor our sales and marketing efforts to further improve the efficiency of our sales and marketing efforts and grow our customer base more cost-effectively. As we continue to invest in acquiring and retaining customers as well as to enhance our brand awareness among the end users by promoting the “Powered by Tuya” concept, we expect to effectively manage our sales and marketing expenses. While we expect to continue to incur substantial sales and marketing expenses in absolute amount in the near future alongside our continued business growth, we believe such expenses will not grow as fast as revenue and will decrease as a  percentage of our total revenue over time in the long term due to the greater economies of scale and improved sales and marketing efficiency.
Our general and administrative expenses accounted for 11.5%, 9.9% and 23.7% of our total revenue in 2019, 2020 and 2021, respectively. Our general and administrative expenses as a percentage of total revenue remained relatively stable in 2019 and 2020, and increased due to a relatively higher rise in share-based compensation in 2021. While we expect to continue to incur substantial general and administrative expenses in the foreseeable future alongside our business growth, we expect that such expenses as a percentage of total revenue will decrease over time in the long term due to the greater economies of scale and improved operational efficiency.
Improving operating cash flow position
We believe that we possess sufficient working capital, including sufficient cash and liquidity assets, to meet our present requirements and for the next 12 months from the date of this document. As of December 31, 2021, we had cash and cash equivalent (including restricted cash) of US$964.6 million, which is estimated to be sufficient to cover our net operating cash flows in the near term. In the future, we expect our net operating cash outflow to improve concurrently with our improved profitability, by taking advantage of (i) our continuous revenue growth fueled by our growing customer base and enhanced customer engagement; (ii) our improved gross profit margin due to IoT PaaS margin expansion and the optimization of our revenue structure; (iii) our improved operating leverage as we expect our revenue growth to exceed the increase in expenses gradually; and (iv) our working capital improvement strategies. To improve and refine our management of working capital, we will continue to leverage our industry leading position to negotiate for more favourable contractual terms with our customers and suppliers. We also expect our inventory turnover and liquidity to improve over time as the macro environment is expected to gradually recover from impacts of unfavorable market conditions brought by the global supply chain disruptions, COVID-19 pandemic and the Russia-Ukraine conflict, among other things. We believe that the Global Offering and other potential external financing sources will provide additional funding to our operation during the time until we achieve profitability and positive net operating cash flow.
The foregoing forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause the actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.
INVENTORY MANAGEMENT
Our inventories consist mainly of (i) modules and chips relating to our IoT PaaS business; and (ii) finished smart devices purchased from manufacturers as part of our smart device distribution business. Goods that have satisfactorily passed quality inspections are delivered from our suppliers to us and stored at our self-operated warehouse. The IoT chips will then be delivered to our contracted manufacturers for assembling into the modules where edge capabilities of IoT PaaS will be embedded. The modules and finished smart devices will be delivered to customers as per agreed delivery schedules and destinations.
We have a strict inventory control policy to monitor our inventory levels and minimize obsolete inventory, through which we are able to increase our inventories at a relatively steady pace based on our inventory planning strategies, thus, lower our inventory risk. We also seek to manage inventory risks by soliciting firm commitments from our customers. We continue to monitor market conditions, global supply chain activities and raw material prices and dynamically optimize our inventory accordingly, to protect ourselves against risks arising from potential supply shortage and fluctuations in raw material prices.
SALES, MARKETING AND BRANDING
We generate sales primarily through our direct marketing efforts targeting brands and OEMs, with a focus on attracting new customers as well as expanding usage within our existing customer base. We offer a membership program to our customers that gives them the option to pay a membership fee primarily in exchange for IoT PaaS discounts based on a tiered membership status in accordance with their expected deployment volume. The membership program allows us to foster long-term relationship with our customers. We also generate customer leads indirectly through offline retail channels and e-commerce platforms. We currently operate dedicated regional sales forces covering a number of our key overseas markets, such as the U.S., India, Japan and Germany. We also market our products and services through media, word-of-mouth, advertising, and promotion to further enhance awareness of our brand as well as to increase our brand exposure across various customer bases.
As we expand our footprint globally, we have invested substantially in developing localized marketing strategies and employing sales and support staff. In particular, we focus on educating customers about the “Powered by Tuya” smart ecosystem. We raise customers’ awareness that any smart device labeled with the “Powered by Tuya” tag can interact with each other regardless of brands and product categories.
We utilize a multitude of sales and marketing channels, including:
•
online marketing channels such as search engine optimization, private domain operations and the online developer platform on our website;

•
offline channels such as word-of-mouth referrals from brands owners, OEMs, retailers and other industry participants;

•
brand marketing through industry conferences and events, including Mobile World Congress, International Consumer Electronics Show, and Hong Kong Electronics Fair where we demonstrate how we empower developers to push the boundary of IoT; and

•
developer outreach via code sharing platforms and Q&A websites such as GitHub and Zhihu.

INTELLECTUAL PROPERTY
We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We also maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. As of the Latest Practicable Date, we had registered 317 patents, 606 trademarks, 127 copyrights, and 118 domain names in China and overseas. We have registered “Tuya” and “Powered by Tuya” as trademarks.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate lawsuits against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.
DATA SECURITY AND PRIVACY
When providing our products and services, we may have access to certain data of our customers and the end users, primarily certain machine-generated data produced by the smart devices powered by us. Such data consists primarily of the following types of device- and app-level information: (1) data collected when a user registers in the mobile app that connects and controls smart devices powered by Tuya (the “App”), such as basic account information (e.g., email address used to create an account); (2) data collected through the App, such as App usage data and log information, mobile phone information (i.e. types and models of the mobile phones on which the App is installed), and feedback that users submit via the App; and (3) data collected from smart devices, such as basic device data (e.g. on or off status and color) and data reported by the devices (e.g. humidity).
Collection of such data is based on users’ proactive consent to the in-App privacy policy prior to their use of the App. Such data will be collected, based on the type of data, either by the user’s active submission or our automatic collection, both of which are accomplished through the execution of predefined program logics embedded in the code of the App or the device’s firmware. The data are then transmitted to our cloud platform from the App or the device for processing. The data collected will be stored on specific data services as part of our cloud platform. Based on the user’s request, our cloud platform, also through the execution of predefined codes, will process the data and send feedback back to the App or the device. The primary purpose of the processing of the data is to facilitate the provision of our products and services to the users so that the devices may function properly.
As described above, the collection, processing and storage of the data that we may have access to are predominantly accomplished through the execution of predefined codes at the App or device level or embedded in our cloud platform. While we have right to access and process such data to the extent proactively consented to by our customers or users, we do not have control over such data, except in very limited circumstances where we are by contract explicitly authorized by the users to do so. In any event, it is the users who retain the ownership of the personal information contained in the data.
We have designed strict data protection policies to ensure that the collection, use, storage, transmission and dissemination of such data are in compliance with applicable laws and with prevalent industry practice. Specifically, our policies cover three main areas: data security, cloud service security, and access control management.
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Data Security Policies: we have published the Information Security Management Manual based on industry-recognized information security management framework. Our Policy of Handling Individual

Rights aims to address privacy-related requirements outlined by multiple data privacy laws and regulations about individual privacy requests, the internal process, and responsible departments for responding to different types of data requests. Our Information Classification & Handling Policy has been developed to classify all information created, collected, processed and/or disseminated within the organization into different levels of sensitivity and criticality. Our Data Backup Policy requires mandatory electronic backup, so that data and application programs can be restored when an incident impacting the integrity of such data occurs. In addition, we have adopted the Tuya Incident and Data Breach Response Plan, which provides a well-defined, organized approach for handling any potential threat to servers and data, as well as taking appropriate action when the data breach concerns personal information.
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Cloud Service Security Policies: we have published the Management Process of Access to Information Systems and Surveillance of Use with the goal of strengthening the surveillance and control of access to our cloud information systems and to manage the security monitoring and log reviews within the infrastructure. Our Change Management Security Policy sets forth necessary processes to internally review and approve of potential changes before execution. Our Data Retention Policy aims to provide clear understandings of our roles and responsibilities for data retention and processing, and to regulate such retention, use and deletion of data collected and processed by us.

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Access Control Management Policies: we have designed Access Control Policies, which outline the categories of access to system platforms, application, machines and the alignment of personnel functionality accordingly, in an effort to achieve effective access control and to ensure information security integrity and confidentiality. We have also developed Management Process of Secure Areas to help us maintain the security of physical access to our facilities and offices by establishing effective perimeters and safeguard measures, which is an integral part of ensuring the integrity, security and confidentiality of data.

We have established an all-round information system in reference to data security requirements and best practices and intend to continually invest heavily in data security and privacy protection. Our information system applies multiple layers of safeguards, including internal and external firewalls, enterprise-standard web application firewalls, risk management platform, and runtime application self-protection, or RASP, a security technology that detects and blocks computer attacks using information from inside the running software. We encrypt data throughout its lifecycle to safeguard privacy and enhance data security. We implement a robust internal authentication and authorization system to ensure confidential and important data can only be accessed through computers for authorized use and only authorized staff can access those computers. We have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary for their responsibilities and for limited purposes and are required to verify authorization upon every access attempt. We have also implemented robust internal rules and procedures, including security assessment in the design and implementation of R&D projects and code auditing, to ensure that the designed security requirements are met in our R&D activities and code quality and security. Furthermore, we have established an incident response team that comprises of a Chief Information Security Officer (CISO), a Data Protection Officer (DPO), and a Chief Privacy Officer (CPO) to provide a quick, effective and orderly response to servers and personal information related potential or actual incidents such as virus infections, hacker attempts and break-ins, improper disclosure of confidential information, system service interruptions, breach of personal information, and other events with serious information security implications.
We have completed information security, privacy and compliance certifications/validations with the consultation of various global agencies, and now serve as a reliable IoT platform with comprehensive certificates. We have obtained ISO 27001 Information Security Management System Certificate, ISO 27017 Certificate for Information Security of Cloud Services, ISO 27701 Certificate for Protection of Personally Identifiable Information and are fully committed to complying with GDPR and CCPA. We have also worked with top privacy compliance and cyber security firms, such as TrustArc, ioXt Alliance and Rapid7, for privacy management and penetration testing.
We are of the view, as advised by our PRC Legal Advisor, that we have implemented essential and appropriate internal rules and procedures to ensure we will be able to continuously comply with the Cybersecurity Review Measures and the Draft Cyber Data Security Regulation (if adopted in its current form) in all material aspects in 2019, 2020 and 2021 and up to the Latest Practicable Date, for the following reasons: (i) the data protection policies abovementioned have been continuously improved to comply with Cybersecurity Review Measures and the Draft Cyber Data Security Regulation (if adopted in its current form) in all material aspects, and other internal rules and procedures implemented by us, such as establishment and operation of the information system and completion of the certifications/validations aforesaid, also generally satisfy the requirements of current applicable laws and regulations on cybersecurity, data security and personal information protection in all material aspects; (ii)  in 2019, 2020 and 2021 and up to the Latest Practicable Date, we have not experienced any leakage or loss of material data or personal information, or other events that violate the current applicable laws and regulations on cybersecurity, data security and personal information protection, which have a significant adverse impact on our business operation, and we have not been subject to any material fines, penalties, or other regulatory sanctions imposed by competent regulatory authorities, or involved in any judicial litigation or arbitration (whether closed or ongoing), based on our actual or alleged violation of the material aspects of the current applicable laws and regulations on cybersecurity, data security and personal information protection; and (iii) we have been and will continue closely monitoring the legislations and regulatory development, updating and improving the internal rules and procedures to ensure our continuous compliance with the current effective laws and regulations, as well as other applicable draft regulations when they are formally promulgated and come into effect, relating to cybersecurity, data security and personal information protection in all material aspects, and we will maintain ongoing dialogue with relevant government authorities and consult such relevant government authorities as necessary and in due course and will adjust and optimize our data practices in a timely manner to keep pace with regulatory development.
OUR EMPLOYEES
We had 1,504, 2,258 and 3,470 employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, a substantial majority of our employees were based in China, while the remaining of them were based in the U.S., India, Germany, Japan and Colombia.
We primarily recruit our employees through on-campus job fairs, recruitment agencies and online channels, including our corporate website and third-party employment websites. As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing fund, pension, medical, work injury, unemployment and maternity insurance. We or agents engaged by us are required under PRC laws and regulations to contribute to employee social security plans at specified  percentages of the salaries, bonuses and certain allowances of our employees.
The following table sets forth the breakdowns of our employees by functions as of December 31, 2021:
Function	Number of Employees	Percentage of Total
Research and development	2,561	73.8%
Sales and marketing	719	20.7%
General and administrative, and others	190	5.5%
Total	3,470	100.0%
We are subject to, and comply with, applicable labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions with respect to his or her employment.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE
We are committed to promoting corporate social responsibility and sustainable development and integrating it into all major aspects of our business operations. Corporate social responsibility is viewed as part of our core growth philosophy that will be pivotal to our ability to create sustainable value for our shareholders, partners, customers and employees by embracing diversity and public interests.

Our Board of Directors has adopted a comprehensive policy on environmental, social and corporate governance responsibilities (the “ESG Policy”) in accordance with the Listing Rules, which sets forth our corporate social responsibility objectives and provides guidance on practicing corporate social responsibility in our daily operations. Under our ESG Policy, one of our main ESG objectives is to reduce any negative impacts on the environment through our commitment to energy saving and sustainable development. In addition, we endeavor to support and have a lasting positive impact on the local community, through various initiatives, including corporate philanthropy, establishing community partnerships, and mobilizing our employees to participate in volunteer work. Under our ESG Policy, we will also focus on embracing diversity within our organization and equal and respectful treatment of all of our employees in their hiring, training, wellness and professional and personal development.
Our Board of Directors has the collective and overall responsibility for establishing, adopting and reviewing the ESG vision, policy and target, and evaluating, determining and addressing our ESG-related risks. We have continued to improve the oversight by our Board of Directors of ESG matters through a series of measures, including, taking into account ESG matters in board room discussions and strategic planning, conducting and regularly refreshing a materiality assessment to identify and assess all material ESG issues, developing and regularly reviewing ESG policies, and regularly monitoring ESG performance against our goals.
Commitment to Sustainable Development through Products and Services
As a global company deeply committed to environment and social responsibility, we always strive to make society a better place with our IoT technologies and products. We target to achieve sustainability which constitutes a fundamental strategy for us as we expand and diversify our offerings. In particular, we endeavor to incorporate environmental and ESG-related considerations into our product development process and have been actively exploring ways to achieve environmental protection and realize carbon neutrality. Many of our offerings of key products and services, such as our energy-efficient algorithms that aim to decrease energy usage of smart devices as much as possible, help customers optimize their business processes, reduce costs and improve operational efficiency. For example, our garage motion-sensing smart lighting solutions can help save more than 75% in energy usage while optimizing lighting. In the agricultural setting, our smart plant lighting solution, compared with traditional planting solutions, allows software developers to build their own dynamic spectrum algorithms to shorten the growth cycle of different plants, substantially reducing energy and resources consumption while maximizing plant growth efficiency.
In the mid-term, we will continue to monitor our carbon emissions which we expect to mainly come from office premises, and continue to implement sustainable and environmental-friendly practices to reduct our carbon emissions. We also intend to leverage our IoT technologies and products to help customers further achieve energy savings while optimizing device functionalities, and explore new, innovative designs for smart device energy storage and usage. In the long-term, we intend to use our technological capabilities to enable greater sustainability across different industry verticals, enhance energy usage efficiency and optimize environmental and waste management through the implementation of various carbon neutral practices.
Embracing Diversity and Building a Healthy Workplace
We will continue to prioritize achieving diversity within our organization and equal and respectful treatment of all of our employees in their hiring, training, wellness and professional and personal development. In particular, we recognize and embrace the benefits of having a gender-diverse board as an essential element in maintaining our company’s competitive advantage and enhancing our ability to attract, retain and motivate employees from the widest possible pool of available talent. We are committed to taking a proactive approach in recruiting female directors and aligning directors’ diverse competencies and perspectives with the company’s strategy, and we believe that our diversity efforts are well implemented as evidenced by the fact our board consists of several female directors. While maximizing equal career opportunity for everyone, we will also continue to promote work-life balance and create a happy culture in our workplace for all of our employees.
As we do not operate any production facilities, we are not subject to material health, work safety, social or environmental risks. To ensure compliance with applicable laws and regulations, our human resources department will, if necessary and after consultation with our legal advisors, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. During the Track

Record Period and up to the Latest Practicable Date, we have not been subject to any fines or other penalties due to non-compliance in relation to health, workplace safety or environmental regulations, and have not had any accident, or claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.
Supporting the Community
As a company with strong sense of and commitment to social responsibility, we have in recent years launched a series of non-profitable events and campaigns as part of our corporate social responsibility efforts.
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Amid the early stage of COVID-19 outbreak in February  2020, we donated medical supplies with a total value of RMB1.0  million to frontline doctors and hospitals, including nearly 600 Tuya-powered smart devices, 16,000 medical surgical masks and thousands of protective suits;

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Besides helping fight the COVID-19 pandemic, we have been actively involved in various other types of corporate philanthropy efforts. During October to December 2021, we held a number of charitable events to help the local people in need and support local economic development. In these events, we donated supplies with a total value of RMB2.0 million, including IoT smart devices, to poverty-stricken areas or villages in China such as Ganzi, Ya’an, Chun’an, Guangyuan, Qingchuan and remote villages in Hangzhou;

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During the flood disaster in Henan, China in October  2021, we donated smart devices with a total value of RMB1.5  million to support the rescue efforts in the flood-devastated areas; and

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In June 2021, we sponsored Xingzhi School in Daxing district of Beijing by donating school supply kits, whose students are mainly rural migrant children.

Integrating Sustainable and Environmental Friendly Practices into Our Business Operations
Although our business operations do not directly produce pollutants that directly affect the environment, we endeavor to implement sustainable and economically friendly practices in our own operations to reduce our carbon footprint such as reducing the energy consumption through, for example:
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Installing energy efficient lighting and ensuring lights are switched off when out of use either manually or through automatic sensors;

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Requiring double-sided printing of documents throughout our offices;

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Actively drive reductions in the use of paper, water and electricity throughout our offices;

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Switching off certain IT equipment or automatic power shutdown for certain systems and devices; and

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Air conditioning controls, with measures including requirements on lowest temperature, regular maintenance of air cooling technologies and optimal timing controls.

We believe that our policies can help us meet our environmental sustainability goals by reducing energy consumption in our operations. For example, in the fourth quarter of 2021, our per capita purchase of napkins and paper towels decreased by 21% and 52% sequentially, respectively, as we actively encouraged reduction in the use of napkins and paper towels.
Managing ESG Risks
We are committed to a thorough analysis and assessment process that will enable us to identify any material ESG risks and take actions to address these risks timely and effectively. We identify, assess, manage and mitigate environmental, social and climate-related risks by having dedicated teams to take care of the lifecycle management of the corresponding project. For example, personnel from our human resources and government-related affairs departments are responsible for overseeing the management and monitoring of our waste management system and our energy saving and consumption control program to ensure that we achieve the goals of energy saving and consumption reduction. Our management also actively oversees the identification and monitoring of the actual and potential environmental, social and climate-related risks on our business, strategy and financial performance, and take these issues into account during the course of our business, strategic and financial planning. Our management will assess the likelihood of such risks occurring and the estimated magnitude of any potential impact. We may also engage independent third parties to evaluate the ESG risks and review our existing strategy, target and internal controls. Necessary improvement will then be implemented to mitigate any major ESG risks identified.
In 2019, 2020 and 2021 and up to the Latest Practicable Date, we had not been subject to any material ESG risks. As a technology company, we do not currently have any material liabilities relating to health, work safety and environment, and do not expect that we will incur any material liabilities in this regard which could have any material adverse impact on our business and operating results. However, potential risks associated with climate change or other climate-related issues may have financial implications for us. For instance, extreme weather conditions may cause suspension or disruption to our business operation and have impact on our financial conditions. Extreme weather may also cause disruptions for our suppliers, which may in turn adversely impact our ability to serve our customers and end-users. In 2019, 2020 and 2021, our business, results of operation and financial condition had not been materially adversely impacted by any climate-related incidents.
SEASONALITY
We have in the past experienced, and expect in the future to continue to experience, seasonal fluctuations in our revenue and sales from time to time, as a result of the holiday season and customers’ buying patterns. We typically experience lower growth in revenue in the first quarter as a result the reduced production capacities of OEMs located in China due to the annual Lunar New Year holidays. As an illustration of such seasonality, we had approximately 3,000 customers who generated revenues (“revenue-generating customers”) in the first quarter of 2021, decreasing from approximately 3,400 revenue-generating customers in the fourth quarter of 2020. Our revenue-generating customers then increased to approximately 3,700 in the second quarter of 2021. We expect the historical seasonality trends to continue to have a material impact on our results of operations and financial condition.
FACILITIES
Our principal executive office is located in Hangzhou, China under a lease that will expire in 2023. In addition, we operate internationally with local headquarters in the U.S., India, Germany, and Japan. These offices are leased, and we do not own any real property. As of December 31, 2021, we leased 21 properties with a gross floor area of approximately 38,278.22 square meters in China. As of the Latest Practicable Date, we do not own any property but instead lease our premises from Independent Third Parties with a view to reducing our capital investment. We believe that our current facilities are adequate to meet our current needs.
COMPETITION
The global IoT platform market is rapidly evolving and increasingly competitive. Currently, our competitors include both large, well established IoT service providers, and less-established IoT companies or companies that offer capabilities that compete with some of our offerings. For instance, we compete in the ordinary course of business with technology companies providing IoT services and solutions, Internet-related services and products for IoT, and IoT-enabling platforms, and e-commerce companies offering IoT-related cloud products and services. For details of our competitive landscape, see the section headed “Industry Overview — Competitive Analysis of Global IoT PaaS Industry” of this document.
We believe that none of our competitors currently competes directly with us across all of our offerings, and we compete favorably on the basis of the factors below:
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ability to support multiple use cases on a single platform;

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ease of deployment, implementation and use;

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platform performance, interoperability, scalability and reliability;

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ability to help customers achieve global IoT deployment;

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ability to build a supply chain ecosystem;

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customer support and platform maintenance;

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brand awareness and reputation;

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sales and marketing efforts; and

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ability to ensure data security and privacy.

INSURANCE
We maintain liability insurance policies to cover potential product liability claims, cybersecurity insurance policies to cover the costs associated with a breach of third-party data in the event that the data is lost or stolen, and technical errors and omissions policies for liabilities in connection with failures of a service or software. Consistent with customary industry practice in the PRC and the other markets in which we operate, we do not maintain key-man life insurance.
LEGAL PROCEEDINGS AND COMPLIANCE WITH LAW
From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. In 2019, 2020 and 2021 and up to the Latest Practicable Date, we had not been a party to, and were not aware of any threat of, any legal or arbitral proceeding, which, in our opinion, would likely have a material and adverse effect on our business, financial condition or results of operations.
Defending ourselves in legal and regulatory proceedings is costly and can impose a significant burden on our Directors, management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
In 2019, 2020 and 2021 and up to the Latest Practicable Date, we had complied with the relevant laws and regulations in relation to our business in all material respects.
LICENSES AND PERMITS
In 2019, 2020 and 2021 and up to the Latest Practicable Date, we had obtained all requisite licenses, permits, approvals and certificates from relevant regulatory authorities that are material to our operations. Our PRC Legal Advisor is of the view that we had complied with the relevant applicable PRC Laws relating to the required permits and licenses to our business operations in all material respects in 2019, 2020 and 2021 and up to the Latest Practicable Date. Based on the understanding of the relevant PRC laws and regulations, our PRC Legal Advisor has also advised us that, to the best of their knowledge, there should be no material legal impediment for us to renew these licenses, permits or certificates as long as we comply with the relevant legal requirements and we take all necessary steps and submit the relevant applications in accordance with the requirements and schedules prescribed by the applicable PRC laws and regulations.
The following table sets forth details of our material licenses and permits:
License/Permit	Holder	Issuing Authority	Grant Dates	Expiration Date
Registration and Filing of Foreign Trade Operator	Tuya Information	Hangzhou City Xihu Commission of Commerce	February 15, 2022	N/A
Registration of Consignee or Consignor of Imported or Exported Goods	Tuya Information	Hangzhou Customs	May 11, 2018	Long term
Registration and Filing of Foreign Trade Operator	Zhejiang Tuya	Hangzhou City Xihu District Commission of Commerce	November 12, 2021	N/A
Registration of Consignee or Consignor of Imported or Exported Goods	Zhejiang Tuya	Qianjiang Customs	May 27, 2020	Long term

License/Permit	Holder	Issuing Authority	Grant Dates	Expiration Date
Value-Added Telecommunications Services Operating License (Online data processing and transaction processing services (only for operational e-commerce), excluding Internet financial services as online lending information intermediaries)
	Hangzhou Tuya Technology	Zhejiang Communications Administration	May 14, 2021	May 13, 2026
Our PRC Legal Advisor has advised us that the licenses and permits set forth above remain in full effect and had not been revoked or cancelled as of the Latest Practicable Date. In 2019, 2020 and 2021 and up to the Latest Practicable Date, we have not been found to be subject to major administrative penalties by relevant competent authorities due to violations of laws and regulations.
AWARDS AND RECOGNITION
The table below sets forth a summary of the major awards and recognitions we received as of the Latest Practicable Date:
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We won 2018 IFA Product Technical Innovation Award for Smart Interconnected Platform Innovation;

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We won CES “AI IoT Technology Innovative Platform” Award in 2019;

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We were named as one of the “Top 25 IoT Startups to Watch in 2019” and “Top 100 AIoT Enterprises in China” by Forbes in 2019;

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We won AWE “Smart Innovation Award” in 2019;

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We won Caijing Magazine’s “Evergreen Award: Most Valued IPO Tech Company” in 2021.

RISK MANAGEMENT AND INTERNAL CONTROL
Human Resource Risk Management
We have established internal control policies covering various aspects of human resource management such as recruiting, training, work ethic and legal compliance. The demand in our industry for skilled employees is intense and we may be adversely affected by the departure of any key employees. Each of our executive officers and key employees has entered into an employment agreement with confidentiality, intellectual property and non-competition provisions with us.
We also require our staff to conform to high ethical standards. We store the digital copy of our employee handbook on an internal shared drive that is accessible to all employees, and we inform new employees where to obtain it when they join the company. The employee handbook contains, among other things, a code of conduct that each employee must comply with. We provide regular trainings to our staff on work ethic, working procedures, internal policies, management, technical skills and other aspects that are relevant to their day-to-day work. Through these trainings, we ensure their skillset is up-to-date and meets our requirements.
We also have in place a code of business conduct and ethics, and FCPA-related policies to safeguard against corruption within our company, providing to our employees the best practices and work ethics as well as our anti-corruption and anti-bribery guidance and measures. In particular, we have adopted an internal code of business conduct and ethics to enhance the professionalism of teams, strengthen the awareness of compliance and integrity, as well as prevent all kinds of violations or improper conducts. Under our firm-wide whistle-blowing policy, we make our internal reporting channel open and available for our staff to file complaints or report violations. We will conduct timely investigation and evidence collection after receiving complaints about and reports on violation of the code of integrity.
Information Technology Risk Management
We have established and currently maintain information technology risk management and internal procedures and policies that we consider to be appropriate for our business operations. We are dedicated to continually improving these systems. See “Data Security and Privacy”in this section for information about our information security procedures and policies.
Financial Reporting Risk Management
We have in place a set of accounting policies and procedures in connection with our financial reporting risk management, such as financial and accounting policies, treasury management policies, expenses management policies, employee reimbursement policies, budget management procedure and financial statement preparation procedure. We have various procedures and IT systems in place to implement accounting policies, and our finance department reviews our management accounts based on such procedures. We also provide regular training to our finance department staff to ensure that they understand our financial management and accounting policies and implement them in our daily operations.
Our finance team is headed by our chief financial officer, Ms.  LIU Yao, who has extensive experience in finance and financial reporting. All other senior members of our finance department are experienced in finance and accounting. We provide ongoing training to our finance staff to ensure that our financial reporting and risk management policies are well-observed and effectively implemented.
Legal and Compliance Risk Management
Our business is subject to regulation and supervision by national, provincial and local government authorities with regard to our business operations, which may be subject to changes. If we fail to comply with these laws and regulations, we may be required to rectify and may incur penalties and losses.
In addition, we have strengthened our legal and compliance risk management by:
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reviewing our management accounts on a monthly basis by our finance department to monitor the key financial indicators of our operations;

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establishing risk-monitoring mechanisms in our system to monitor and identify their irregularities and non-compliance incidents in our operations;

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monitoring legal updates, including updates on the interpretation of applicable laws and regulations by relevant regulatory authorities; and

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reiterating the importance of adherence to our risk management-related operational protocols and procedures to our employees and, in particular, new employees, to enhance effective implementation of our operational protocols and procedures.

Internal Control Risk Management
To ensure strict compliance of our business operations with applicable rules and regulations, we have designed and adopted a set of comprehensive internal control policies. To reinforce the control environment and ensure the effectiveness of internal control across our organization, our compliance committee works closely with our business units and functional departments (such as legal and compliance, finance, procurement and security) to monitor and improve the implementation of internal control processes in our daily business operations. We continually review our risk management policies and measures to ensure our policies and implementation are effective and sufficient.
Prior to our initial public offering completed in March 2021, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures, including those associated with internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, “internal control over financial reporting” refers to the process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is our company’s lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirement. For more information about such material weakness and the steps we have taken to remedy such material weakness, see “Financial Information — Internal Control Over Financial Reporting.” Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as of and for the year ended December 31, 2021.
Audit Committee Experience and Qualification and Board Oversight
We have established an audit committee to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying, managing, and mitigating risks involved in our business operations. Upon Listing, the audit committee will comprise three independent non-executive Directors, namely Mr. HUANG Sidney Xuande, Mr.  KUOK Meng Xiong (alias GUO Mengxiong) and Mr. QIU Changheng. For more information about our audit committee, including the professional qualifications and experiences of its members, see “Directors and Senior Management — Corporate Governance.”
Our internal audit department is in charge of reviewing the effectiveness of internal controls and reporting to the audit committee on any issues identified. Our internal audit department members are responsible for holding regular meetings to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues. The internal audit department is also responsible for reporting to the audit committee to ensure that any major issues identified thereby are communicated to the committee in a timely manner. The audit committee is then responsible for discussing these issues and reporting to the board of directors as necessary.
Health, Workplace Safety and Environmental Matters
We do not operate any production facilities. We are not subject to significant health, workplace safety or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary, adjust our human resources policies to accommodate material changes to relevant labor and work safety laws and regulations. For more information about our employees, see “— Our Employees.”
In 2019, 2020 and 2021 and up to the Latest Practicable Date, we have not been subject to any fines or other penalties due to non-compliance in relation to health, workplace safety or environmental regulations, and have not had any accident, or claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.

CONTRACTUAL ARRANGEMENTS
The following section sets forth updated and supplemental information in the Listing Application relating to our contractual arrangements.
PRC LAWS AND REGULATIONS RELATING TO FOREIGN OWNERSHIP RESTRICTIONS
Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (the “Negative List”) and the Catalog of Industries for Encouraging Foreign Investment (the “Encouraging Catalog”), which were promulgated and are amended from time to time jointly by the MOFCOM and the NDRC. The Negative List and the Encouraging Catalog divides industries into three categories in terms of foreign investment, namely, “encouraged”, “restricted” and “prohibited.” Industries not listed under the Negative List and the Encouraging Catalog are generally deemed as falling into a fourth category “permitted.” The currently effective Negative List is the Special Administrative Measures for Foreign Investment Access (Negative List 2021) (the “Negative List (2021)”), which became effective on January 1, 2022.
The table below provides a summary of the regulatory overview of the Group’s main services and products in the PRC, and illustrates whether they fall within any categories of the telecommunications services as stipulated under the “Catalog of Telecommunications Business” (the “Catalog”) and the Negative List (2021) in 2019, 2020 and 2021 and up to the Latest Practicable Date:
Services and Products	Description	Whether Falling Within the Catalog	Falling Within the Negative List (2021) or not	Assumed by PRC Subsidiaries or Consolidated Affiliated Entity
IoT PaaS	IoT PaaS provides brands and OEMs with the access to a common software infrastructure and ready-to-use software and development tools that they need to develop, manage and upgrade smart devices.
Basing on (i) the verbal consultations with the officers of Zhejiang Communications Administration conducted by our PRC Legal Advisor and the PRC legal advisor of the Joint Sponsors on November 18, 2020, and the phone consultation with the officer of Zhejiang Communications Administration conducted by the our PRC Legal Advisor on March 1, 2022, during which the officers have confirmed that the Group are not required to obtain any telecommunication service license under the Catalog for providing the PaaS, SaaS and other related services; and (ii) the understanding of the relevant PRC laws and regulations, as advised by the its PRC Legal Advisor, the Group’s relevant business activities mentioned above do not fall within the categories of the telecommunication services under the Catalog.
			No	PRC subsidiaries
Industry SaaS
Industry SaaS consists of vertical-focused software solutions (which can be accessed via web-based or mobile portals) enabling businesses across a variety of industries to deploy, connect, and manage large numbers and different types of smart devices.
No

Services and Products	Description	Whether Falling Within the Catalog	Falling Within the Negative List (2021) or not	Assumed by PRC Subsidiaries or Consolidated Affiliated Entity
Value-added services	The Group offers a variety of (i) cloud-based services to business customers, such as brands and OEMs, that are complementary to IoT PaaS and (ii) cloud-based services to end users.		No
Smart Device Distribution	The Group offers customers the option to purchase directly from us finished smart devices deployed with IoT PaaS sourced from qualified OEMs.
Based on the understanding of the relevant PRC laws and regulations, as advised by our PRC Legal Advisor, the business activities of smart device distribution do not fall within the categories of the telecommunication services under the Catalog.
No
The Group also provides customers with the access to Tuya Expo, a dedicated business-to-business (B2B) platform connecting brands globally with an extensive network of OEMs.
Basing on (i) the verbal consultations with the officers of Zhejiang Communications Administration conducted by our PRC Legal Advisor and the PRC legal advisor of the Joint Sponsors on December 10, 2021 and December 17, 2021, during which the officers have confirmed that the Consolidated Affiliated Entity is required to obtain the EDI License (as defined below) under the Catalog for providing the online transaction platform services; and (ii) the understanding of the relevant PRC laws and regulations, as advised by the its PRC Legal Advisor, the aforesaid services are one kind of the online data processing and transaction processing services, which fall within the categories of the value-added telecommunication services under the Catalog.
			Yes, please refer to the paragraph below.	Consolidated Affiliated Entity
As advised by our PRC Legal Advisor, a summary of our businesses/operations that are subject to foreign investment restriction or prohibition in accordance with the Negative List 2021 and other applicable PRC laws is set out below:
Categories	Our business/operations
“Restricted”
Value-added telecommunication services	According to the Negative List 2021, the foreign equity interests ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) must not exceed 50%.
According to Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online

Categories	Our business/operations
Data Processing and Transaction Processing (Operating E-commerce) Business, the shareholding percentage of a foreign investor in enterprises engaged in online data processing and transaction processing businesses (operational e-commerce) is not subject to any restriction, other conditions or requirements for approval and the approval procedures shall follow the requirements under the FITE Regulations (as defined below).
The principal business of Hangzhou Tuya Technology involves provision of online platform for connecting OEMs and brands, which is an electronic data interchange business (the “EDI Business”), and constitutes commercial value-added telecommunication business under the applicable PRC laws and thus a value-added telecommunication business operation license for online data processing and transaction processing services (the “EDI License”) is required. Hangzhou Tuya Technology currently holds the EDI License issued by Zhejiang Communications Administration. Hangzhou Tuya Technology currently also holds value-added telecommunication business operation license for provision of information services (other than internet information services) (the “SP License”). The Group was planning to engage in the business of publishing and delivering information through mobile platform, which requires a SP License, and therefore applied for such license. Eventually, the Group did not pursue with such business plan after obtaining the SP License in January 2019. As at the Latest Practicable Date, Hangzhou Tuya Technology has not engaged in or is conducting any business which requires the SP License.
Article 6 of the Interpretation Note of the Negative List (2021) (the “Article 6”) provides that, where a domestic enterprise engaged in the business in the prohibited areas of the Negative List (2021) seeks to issue and list its shares overseas, it shall complete the examination process and obtain approval of the relevant competent authorities of the State, the foreign investor shall not participate in the operation and management of the enterprise, and its shareholding percentage shall be subject to the relevant provisions on the administration of domestic securities investment by foreign investors. On January 18, 2022, the NDRC held a press conference to further clarify the position of Article 6, during which the spokesman made it clear that Article 6 shall only be applying to the situations where domestic enterprises were seeking a direct overseas issuance and listing (i.e. H-shares listing).
As advised by the our PRC Legal Advisor, the Article 6 is not applicable to us and we are not required to complete any examination procedures and/or obtain approval from the relevant competent authorities of the State under the Article 6 for the reasons as follows: (i) our businesses under the Contractual Arrangements are subject to foreign investment restriction rather than prohibition in accordance with the Negative List (2021); and (ii) according to the Administrative Provisions and the Filing Measures, the Global Offering constitute an indirect overseas issuance and listing rather than a direct overseas issuance and listing.

Requirements under the FITE Regulations
On December 11, 2001, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), which were amended on September 10, 2008, February 6, 2016 and March 29, 2022. The FITE Regulations were newly amended and currently lack clear, specific and updated guidance thereunder for foreign-invested enterprises to apply for the value-added telecommunication business operation license, such as whether they should satisfy any regulatory requirements (the “Regulatory Requirements”) of the competent authorities in practice.
Our PRC Legal Advisor and the PRC legal advisor of the Joint Sponsors conducted verbal consultations with the officers of Zhejiang Communications Administration, the relevant competent government authority, on December 10, 2021 and December 17, 2021, respectively, who confirmed that, in the case of our Company, regulatory authority would not approve or permit its foreign-invested entities (including wholly owned foreign investment entities and sino-foreign jointly-owned entities) to engage in the EDI Business even if it generally meets the eligibility standards under the related PRC laws and regulations. Considering that: (i) according to the Telecommunications Regulations of the PRC, the telecom administrative agencies at provincial level, such as Zhejiang Communications Administration, carry out the duty of supervision and administration over the telecom industry in their respective administrative divisions; (ii) as disclosed on the official website of Zhejiang Communications Administration, it is in charge of the supervision and administration over the information communication service in relation to telecom and internet, the implementation of the policies of the new business market access and regulation, and the supervision over the implementation of the regulatory policies and codes of conduct of the telecom and internet market in Zhejiang Province; (iii) the EDI License held by Hangzhou Tuya Technology were granted by Zhejiang Communications Administration and the officers interviewed confirmed that they are responsible for reviewing the applications of the EDI License in Zhejiang Province, our PRC Legal Advisor is of the view that Zhejiang Communications Administration is the competent authority and the officers interviewed are competent persons to give the above confirmations. On the basis of the above, we are of the view that the Contractual Arrangements are narrowly tailored and we are therefore required to carry out our value-added telecommunication services through the Contractual Arrangements.
We will remain abreast of any regulatory developments, including but not limited to making periodic inquiries to relevant PRC authorities to understand any new regulatory development, and continuously assess whether we meet the Regulatory Requirements (if any), with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the prevailing PRC Laws.
OUR CONTRACTUAL ARRANGEMENTS
Overview
The Consolidated Affiliated Entity was established under the PRC laws. As described above, investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. After consultation with our PRC Legal Advisor, we determined that it was not viable for our Company to hold the Consolidated Affiliated Entity directly through equity ownership. Instead, we decided that, in line with common practice in the PRC for industries subject to foreign investment restrictions, we would gain effective control over, and receive all the economic benefits generated by the businesses currently operated by the Consolidated Affiliated Entity through the Contractual Arrangements between the WFOE, on the one hand, and the Consolidated Affiliated Entity and the Registered Shareholders, on the other hand.
In order to comply with the relevant PRC laws and regulations described above, while availing ourselves of international capital markets and maintaining effective control over all of our operations, our Company gained control over the Consolidated Affiliated Entity by entering into a series of Contractual Arrangements through the WFOE and the Registered Shareholders initially in December 2014. The Contractual Arrangements currently in effect were amended and restated, whereby the WFOE acquired effective control over the financial and operational policies of the Consolidated Affiliated Entity and have become entitled to all the economic benefits derived from their operations. As a result, we do not directly own any controlling stake in the Consolidated Affiliated Entity.

Our Directors believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into between the WFOE and the Consolidated Affiliated Entity; (ii) by entering into the exclusive business cooperation agreement with the WFOE, being a subsidiary of our Company, the Consolidated Affiliated Entity will enjoy better economic and technical support from us, as well as a better market reputation after Listing; and (iii) a number of other companies in the same or similar industries in which we operate use similar arrangements to accomplish the same purpose. The Contractual Arrangements, through which we are able to exercise control over and derive the economic benefits from the Consolidated Affiliated Entity, have been narrowly tailored to achieve our business purpose and minimize the potential for conflict with relevant PRC laws and regulations to the maximum extent.
The revenue contribution of the Consolidated Affiliated Entity to our Group, taking into account all of its businesses with or without foreign investment restrictions under PRC laws, amounted to US$31,000, US$8,000 and nil, representing approximately 0.03%, 0.004% and nil of the total revenue of our Group for the years ended December 31, 2019, 2020 and 2021, respectively.
Contractual Arrangements
The following simplified diagram illustrates the flow of economic benefits from the Consolidated Affiliated Entity to our Group under the Contractual Arrangements:

Notes:
(1)
The Consolidated Affiliated Entity is held as to 60.69% by Mr. Wang, 13.10% by Mr. Chen, 11.47% by Mr. Lin Yaona, 9.83% by Mr. Zhou, and 4.91% by Mr. Chen Peihong.

(2)
“→” denotes direct legal and beneficial ownership in the equity interest.

(3)“>“denotes contractual relationship.
---

(4)
“----”denotes the control by WFOE over the Registered Shareholders and the Consolidated Affiliated Entity through (i) powers of attorney to exercise all shareholders’ rights in the Consolidated Affiliated Entity; (ii) exclusive call options to acquire all or part of the equity interests in the Consolidated Affiliated Entity; and (iii) equity interest pledges over the equity interests in the Consolidated Affiliated Entity.

Circumstances under which we will unwind the Contractual Arrangements
We will directly hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants relevant value-added telecommunication business operation license to Sino-foreign equity joint ventures or wholly-owned foreign investment entities in practice under relevant PRC laws and regulations.
Summary of the material terms of the Contractual Arrangements
Exclusive Business Cooperation Agreement
Under the amended and restated exclusive business cooperation agreement between the Consolidated Affiliated Entity and the WFOE (the “Exclusive Business Cooperation Agreement”), in exchange for a service fee, payable on regular basis, the Consolidated Affiliated Entity agreed to engage the WFOE as its exclusive provider of technical support, consulting services and other services on exclusive basis in relation to the business conducted by the Consolidated Affiliated Entity currently and any time, including but not limited to: (i) licensing the Consolidated Affiliated Entity to use any software legally owned by the WFOE; (ii) development, maintenance and update of software involved in the Consolidated Affiliated Entity’s business; (iii) design, installation, daily management, maintenance and updating of network system, hardware and database design; (iv) technical support and training for employees of the Consolidated Affiliated Entity; (v) assisting the Consolidated Affiliated Entity in consultancy, collection and research of technology and market information (excluding market research business that wholly foreign-owned enterprises are prohibited from conducting under PRC law); (vi) providing business management consultation for the Consolidated Affiliated Entity; (vii) providing marketing and promotion services for the Consolidated Affiliated Entity; (viii) providing customer order management and customer services for the Consolidated Affiliated Entity; (ix) leasing of equipment or properties; and (x) other services requested by the Consolidated Affiliated Entity from time to time to the extent permitted under PRC law.
Under the Exclusive Business Cooperation Agreement, the service fee shall consist of management fee and fee for services provided, which shall be determined by the WFOE after considering the complexity and difficulty of the services, the title of and time consumed by employees providing the services, the contents and value of the services, the market price of the same type of services, and the operation conditions of the Consolidated Affiliated Entity. The aggregate amount of the service fee equals to the balances of the total income deducting cost and taxes (excluding enterprise income tax) as well as other fees reserved or withdrawn according to the requirements of laws and regulations. If the WFOE transfers technology to the Consolidated Affiliated Entity or develops software or other technology as entrusted by the Consolidated Affiliated Entity or leases equipment or properties to the Consolidated Affiliated Entity, the technology transfer price, development fees or rent shall be determined by the parties based on the actual situations. The WFOE shall calculate the service fee by phases (which shall be determined by the WFOE) and issue corresponding bills and notices to the Consolidated Affiliated Entity. The Consolidated Affiliated Entity must make the payment to the WFOE within ten business days of receiving such notices.
In addition, absent the prior written consent of the WFOE, during the term of the Exclusive Business Cooperation Agreement, the Consolidated Affiliated Entity shall not directly or indirectly accept the same or any similar services provided by any third party and shall not establish similar corporation relationship with any third party regarding the matters contemplated under the Exclusive Business Cooperation Agreement.
The Exclusive Business Cooperation Agreement also provided that the WFOE has the exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the Exclusive Business Cooperation Agreement.
The Exclusive Business Cooperation Agreement shall remain effective unless terminated in accordance with the Exclusive Business Cooperation Agreement or terminated in writing by the WFOE.
Exclusive Option Agreements
Under the amended and restated exclusive option agreements among the Consolidated Affiliated Entity, the WFOE and the Registered Shareholders (the “Exclusive Option Agreements”), the Registered Shareholders irrevocably granted the WFOE a binding and exclusive right to purchase, or designate one or more persons (each, a “Designee”) to purchase the equity interests in the Consolidated Affiliated Entity then held by the Registered Shareholders at once or at multiple times at any time in part or in whole at the WFOE’s sole and absolute discretion to the extent permitted by PRC laws and at the price of RMB1.00 or the lowest price permitted under applicable PRC laws at the time (if higher).
Under the Exclusive Option Agreements, the Consolidated Affiliated Entity granted to the WFOE an irrevocable and exclusive option to have the WFOE or its Designee to purchase from the Consolidated Affiliated Entity, at the WFOE’s sole discretion, at any time and in accordance with the procedures decided by the WFOE in its sole discretion, any or all of the assets of the Consolidated Affiliated Entity, to the extent permitted under PRC law, and at the lowest purchase price permitted by PRC law. All the consideration received by the Registered Shareholders and the Consolidated Affiliated Entity for acquisition of equity interests or assets of the Consolidated Affiliated Entity shall be fully returned to the WFOE or the Designee upon the request of the WFOE.
Each of the Registered Shareholders and the Consolidated Affiliated Entity has covenanted, among other things, that without the prior written consent of the WFOE, the Consolidated Affiliated Entity shall not: (i) alter the articles of association or change its registered capital; (ii) change the principal business or significantly adjust the business scope and model, marketing strategies, operating policy or relationship with customers; (iii) sell, transfer, mortgage, or dispose of any material assets or interest in the material business or revenues of the Consolidated Affiliated Entity for a value of more than RMB500,000 or allow the encumbrance thereon of any security interests; (iv) incur, inherit, guarantee, or suffer the existence of any debt, except for payables incurred in the ordinary course of business other than through loans; (v) execute any contracts with a price exceeding RMB500,000 or execute any other contracts, agreements or arrangements that contradicts with the Exclusive Option Agreement or may prejudice the interest of WFOE under the Exclusive Option Agreement except the contracts in the ordinary course of business; (vi) provide any person with a loan or credit; (vii) merge, consolidate with, acquire, or invest in any person; (viii) distribute dividends to its shareholders; (ix) engage in any business in competition with the WFOE or its affiliates; (x) be dissolved or liquidated; (xi) engage in any transaction which may materially affect its assets, obligations, rights or company operation. When the Consolidated Affiliated Entity is liquidated or dissolved, persons recommended by the WFOE shall be appointed as permitted by the PRC laws to establish a liquidation team to manage the assets of the Consolidated Affiliated Entity.
In addition, pursuant to the Exclusive Option Agreements, each of the Registered Shareholders and the Consolidated Affiliated Entity has covenanted that they shall not cause themselves to have conflict of interest with WFOE and its shareholders in the matter of action or omission. If there are conflict of interest, each of the Registered Shareholders and the Consolidated Affiliated Entity shall take measures as timely as possible to eliminate the conflicts with the consent of WFOE or its designated persons.
The Exclusive Option Agreements will remain effective until all equity interests in the Consolidated Affiliated Entity have been transferred or assigned to the WFOE and/or any Designee.
Equity Interest Pledge Agreements
Under the amended and restated equity interest pledge agreements among the WFOE, the Registered Shareholders and the Consolidated Affiliated Entity (the “Equity Interest Pledge Agreements”), the Registered Shareholders agreed to pledge all their respective equity interests in the Consolidated Affiliated Entity that they own to the WFOE as a security interest to guarantee the (i) performance of their contractual obligations under the Exclusive Option Agreements, the Powers of Attorney and the Equity Interest Pledge Agreements; (ii) performance of contractual obligations of the Consolidated Affiliated Entity under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreements and the Equity Interest Pledge Agreements and (iii) the secured indebtedness as a result of any event of default.
During the term of the pledge, the WFOE shall be entitled to receive dividends distributed on the equity interests pledged, and the Registered Shareholders may receive dividends distributed on the Equity Interest only with prior written consent of the WFOE. Each of the Registered Shareholders agrees that the rights of the WFOE under the Equity Interest Pledge Agreements shall not be interrupted or harmed by the Registered Shareholders or any heirs or representatives of the Registered Shareholders or any other persons through any legal proceedings, and covenants that they shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of WFOE, except for the performance of the transaction documents under the Contractual Arrangements.

The pledge shall become effective on such date when the pledge is registered with relevant administration for industry and commerce, and shall remain effective until after all the contractual obligations of the Registered Shareholders and the Consolidated Affiliated Entity under the Contractual Arrangements have been fully performed and all the secured indebtedness of the Registered Shareholders and the Consolidated Affiliated Entity under the Contractual Arrangements have been fully paid.
Upon the occurrence of an event of default (as defined in the Equity Interest Pledge Agreements) or an event that may lead to an event of default, the Registered Shareholders and the Consolidated Affiliated Entity shall immediately notify the WFOE. Unless the event of default has been successfully resolved to the WFOE’s satisfaction within twenty days after the WFOE delivers a notice to the Registered Shareholders and/or the Consolidated Affiliated Entity requesting rectification of such event of default, the WFOE shall have the right to exercise all such rights as a secured party under applicable PRC laws and the relevant Contractual Arrangements, including but not limited to being paid in priority with the equity interest based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest.
The equity pledges in connection with the Consolidated Affiliated Entity have been registered with the relevant PRC government authority pursuant to PRC laws and regulations.
Powers of Attorney
The Registered Shareholders have executed powers of attorney (the “Powers of Attorney”). Under the Powers of Attorney, the Registered Shareholders irrevocably authorized the WFOE and its designated person(s) (including but not limited to the directors of the WFOE’s shareholders and their successors and bankruptcy/winding-up administrators, and shall be Chinese citizens, but excluding any non-independent persons or persons that may cause conflict of interests such as the Registered Shareholders) to act on their behalf as their exclusive agent and attorney with respect to all matters concerning all their equity interests in the Consolidated Affiliated Entity, including but not limited to: (i) attending shareholders’ meetings of the Consolidated Affiliated Entity and signing relevant meeting minutes/resolutions; (ii) exercising all the shareholder’s rights and shareholder’s voting rights that they are entitled to under the relevant PRC laws and the Consolidated Affiliated Entity’s articles of association, including but not limited to the sale, transfer, pledge, or disposition of their equity interest in the Consolidated Affiliated Entity in part or in whole, and acting as an agent to submit any documents required to be submitted by shareholders or directors of the Consolidated Affiliated Entity to relevant government authorities or other regulatory authorities; and (iii) designating and appointing on their behalf the legal representative, directors, supervisors, chief executive officer, and other senior management members of the Consolidated Affiliated Entity. During the term of this Power of Attorney, the Registered Shareholders waive all the rights associated with their equity interest in the Consolidated Affiliated Entity and shall not exercise such rights.
The Registered Shareholders also undertakes that if there is a potential conflict of interest between themselves and the Consolidated Affiliated Entity and the WFOE or the overseas parent company of the WFOE or its subsidiaries, they will give priority to protect and will not harm the interests of the WFOE or the overseas parent company of the WFOE without violating relevant provisions of the PRC laws and regulations. In the case that the Registered Shareholders act as a director or senior management of the WFOE or the overseas parent company of the WFOE, they will authorize the WFOE or other directors or senior management of direct or indirect overseas parent company of the WFOE (according to the instructions of the WFOE) to exercise the rights under the Powers of Attorney, and the Registered Shareholders shall not sign or undertake not to sign any documents that have conflicts of interest with legal documents such as the agreements signed with the WFOE or the attorney and are being performed.
The Powers of Attorney will remain irrevocable and continuously effective during the period that the Registered Shareholders remain shareholders of the Consolidated Affiliated Entity.
Spousal Consent Letter(s)
Each of the spouses of Mr. Wang, Mr. Chen, Mr. Lin Yaona, Mr. Zhou and Mr. Chen Peihong has signed a spousal consent (collectively, the “Spousal Consent Letter(s)”). Under each of the Spousal Consent Letters, each spouse agreed to the execution of the Equity Interest Pledge Agreement, the Exclusive Option

Agreement and the Power of Attorney, and the disposal of the equity interests in the Consolidated Affiliated Entity held by their respective spouse according to the above mentioned documents. The signing spouses also agreed that: (i) any equity interests held by their respective spouse in the Consolidated Affiliated Entity do not fall within the scope of their marital assets; (ii) they will not make any claim in respect of the equity interests held by their respective spouse, including but not limited to claiming the equity interests as marital assets or requesting to participate in the operation and management of the Consolidated Affiliated Entity; (iii) if they obtain any equity interests of the Consolidated Affiliated Entity for any reasons, they shall be bound by the Contractual Arrangements and comply with the obligations thereunder; (iv) in the event of death, bankruptcy, incapacity, divorce of their respective spouse, or any circumstance that may affect the exercise of their respective spouse’s rights in the Consolidated Affiliated Entity, they and their heirs or other persons who may claim rights or interests in the equity interest in the Consolidated Affiliated Entity will not take any action that may affect or hinder the obligations of the Registered Shareholders under the Contractual Arrangements.
Dispute Resolution
Each of the agreements under the Contractual Arrangements contains a dispute resolution provision. Pursuant to such provision, in the event of any dispute with respect to the construction and performance of these agreements, either party may submit the relevant dispute to the China International Economic and Trade Arbitration Commission for arbitration, in accordance with its arbitration rules. The arbitration shall be conducted in Shanghai. The arbitration award shall be final and binding on the parties. Subject to the provisions of the PRC laws, the arbitrator may impose restrictions on and/or dispose of the Consolidated Affiliated Entity’s equity interests or land and other assets (such as for award of remedies), grant injunction (such as for the conduct of business or compelling the transfer of assets), or grant other interim relief, or order winding up of the Consolidated Affiliated Entity through arbitration. Subject to the provisions of the PRC laws, pending the formation of the arbitration tribunal or in appropriate cases, the courts with jurisdiction (including the courts in Hong Kong, the place of incorporation of the Company, the place of incorporation of the Consolidated Affiliated Entity, and the place where the principal assets of the WFOE or the Consolidated Affiliated Entity is located) shall have the right to grant interim relief in support of the arbitration. After the arbitration award takes effect, any party shall have the right to apply to the said courts with jurisdiction for enforcement of the arbitration award.
However, our PRC Legal Advisor has advised that the above provisions may not be enforceable under the PRC laws. For instance, the arbitral tribunal would not to grant such injunctive relief, nor will it be able to order the winding up of the Consolidated Affiliated Entity pursuant to the current PRC laws. In addition, interim remedies or enforcement order granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC.
As a result of the above, in the event that the Consolidated Affiliated Entity or the Registered Shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over the Consolidated Affiliated Entity and conduct our business could be materially and adversely affected. See the section headed “Risk Factors — Risks Related to Our Corporate Structure and the Contractual Arrangements” in this document for further details.
Succession
The provisions set out in the Contractual Arrangements are also binding on the successors of the Registered Shareholders. Under the Civil Code of the PRC, for individual Registered Shareholders, the statutory successors include the spouse, children, parents, brothers, sisters, paternal grandparents and the maternal grandparents and any breach by the successors would be deemed to be a breach of the Contractual Arrangements. In case of a breach, the WFOE can enforce its rights against the successors. Pursuant to the Contractual Arrangements, the relevant agreements shall be binding on and shall inure to the interest of the respective successors of the Registered Shareholder. Where there are circumstances that may affect the Registered Shareholders’ exercise of their rights as a shareholder of the Consolidated Affiliated Entity (including but not limited to death, incapacity, marriage, divorce, bankruptcy), any successors of the Registered Shareholder shall cooperate with other parties to make all arrangements deemed necessary so that the performance of the agreements will not be hindered.

Pursuant to the Powers of Attorney, the Registered Shareholders undertook that, in the event of death, incapacity, marriage, divorce, bankruptcy or other circumstances that may affect the Registered Shareholders’ exercise of shareholding in the Consolidated Affiliated Entity, the Registered Shareholders will ensure that their heirs or transferees of shareholdings in the Consolidated Affiliated Entity will issue the same power of attorney as the Power Attorney before he/she can inherit/undertake all the Registered Shareholders’ rights and obligations under the Power of Attorney.
Conflict of Interests
Each of the Registered Shareholders has given his/her irrevocable undertakings in the Powers of Attorney which address potential conflict of interests that may arise in connection with the Contractual Arrangements. For details, please see the paragraph headed “Summary of the material terms of the Contractual Arrangements —Powers of Attorney” in this section.
Loss Sharing
Under the relevant PRC laws and regulations, none of our Company and the WFOE is legally required to share the losses of, or provide financial support to, the Consolidated Affiliated Entity. Further, the Consolidated Affiliated Entity is a limited liability company and shall be solely liable for its own debts and losses with assets and properties owned by it.
Despite the foregoing, the WFOE may provide to or assist the Consolidated Affiliated Entity in obtaining financial support when deemed necessary to ensure that the Consolidated Affiliated Entity meets the requirement of cash flow in daily operation and/or offset any losses incurred in the process of its operation. In addition, given that our Group conducts a portion of its business operations in the PRC through the Consolidated Affiliated Entity, which hold the requisite the PRC operational licenses and approvals, and that its financial position and results of operations are consolidated into our Group’s financial statements under the applicable accounting principles, our Company’s business, financial position and results of operations would be adversely affected if the Consolidated Affiliated Entity suffer losses.
However, as provided in the Exclusive Option Agreements, without the prior written consent of the WFOE, the Consolidated Affiliated Entity shall not, among others: (i) sell, transfer, mortgage, or dispose of any material assets or interest in the material business or revenues of the Consolidated Affiliated Entity for a value more than RMB500,000; (ii) incur, inherit, guarantee, or suffer the existence of any debt, except for payables incurred in the ordinary course of business other than through loans; (iii) provide any person with a loan or credit; (iv) merge, consolidate with, acquire, or invest in any person; (v) distribute dividends to its shareholders; (vi) engage in any transaction which may materially affect its assets, obligations, rights or company operation. Therefore, due to the relevant restrictive provisions in the agreements, the potential adverse effect on the WFOE and our Company in the event of any loss suffered from the Consolidated Affiliated Entity can be limited to a certain extent.
Liquidation
Pursuant to the Equity Interest Pledge Agreements, in the event that the Consolidated Affiliated Entity is required by PRC law or upon the written consent by the WFOE to be liquidated or dissolved, any interest distributed to the Registered Shareholders upon the Consolidated Affiliated Entity’s dissolution or liquidation shall, upon the request of the WOFE, be (i) deposited into an account designated and supervised by the WFOE and used to secure the obligations and pay the secured indebtedness under the Contractual Arrangements prior and in preference to make any other payment; or (ii) unconditionally donated to the WFOE or any other person designated by the WFOE to the extent permitted under applicable PRC laws.
Insurance
Our Company does not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.

Our confirmation
Our Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating its businesses through the Consolidated Affiliated Entity under the Contractual Arrangements.
LEGALITY OF THE CONTRACTUAL ARRANGEMENTS
As confirmed in the verbal consultations conducted by our PRC Legal Advisor and the PRC legal advisor of the Joint Sponsors with the officers of Zhejiang Communications Administration on December 10, 2021 and December 17, 2021, respectively, entering into Contractual Arrangement would not constitute non-compliance with the relevant laws, rules or regulations. Our PRC Legal Advisor is of the view that Zhejiang Communications Administration is the competent authority and the officers interviewed are competent persons to give the above confirmations. Our PRC Legal Advisor is of the opinion that:
(i)
each of the WFOE and the Consolidated Affiliated Entity is legally incorporated and validly existing companies. They have obtained the necessary internal approvals and authorizations for entering into the Contractual Arrangements under PRC laws, and their entry into the Contractual Arrangements does not violate the provisions of their respective articles of association.

(ii)
the execution and performance of the Contractual Arrangements do not violate the provisions of the Civil Code of the PRC which may lead to their invalidity, and are binding on the parties thereto. The Contractual Arrangements can be enforced in accordance with PRC laws, except that

(a)
the Contractual Arrangements provide that the arbitrator may impose restrictions on and/or dispose of the Consolidated Affiliated Entity’s equity interests or land and other assets (such as for award of remedies), grant injunction (such as for the conduct of business or compelling the transfer of assets), or grant other interim relief, or order winding up of the Consolidated Affiliated Entity through arbitration, and that the courts with jurisdiction (including the courts in Hong Kong, the place of incorporation of the Company, the place of incorporation of the Consolidated Affiliated Entity, and the place where the principal assets of the Company or the Consolidated Affiliated Entity is located) shall have the right to grant interim relief in support of the arbitration, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the Consolidated Affiliated Entity in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China.

(b)
the Contractual Arrangements provide that when the Consolidated Affiliated Entity is liquidated or dissolved, persons recommended by the WFOE shall be appointed as permitted by the PRC laws to establish a liquidation team to manage the assets of the Consolidated Affiliated Entity, while such arrangements may not be enforceable under PRC laws.

(iii)
the Contractual Arrangements do not require any approvals from the PRC government authorities, except that:

(a)
the exercise of the option by the WFOE of its rights under the Exclusive Option Agreements to acquire all or part of the equity interests in the Consolidated Affiliated Entity is subject to the approvals of, filing with and/or registrations with the PRC government authorities according to then effective PRC laws;

(b)
the exercise of the option by the WFOE of its rights under the Exclusive Business Cooperation Agreements to purchase any or all of the assets of the Consolidated Affiliated Entity is subject to the approvals of, filing with and/or registrations with the PRC government authorities according to then effective PRC laws;

(c)
the equity pledges contemplated under the Equity Interest Pledge Agreements are subject to the registration with the relevant Administration for Market Regulation of the PRC; and

(d)
it is necessary to apply to the competent PRC court for recognition and enforcement of the effective judgments and rulings made by overseas courts such as Hong Kong and the Cayman Islands on the performance of the Contractual Arrangements.
Our PRC Legal Advisor also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion.
Based on the above analysis and advice from our PRC Legal Advisor, the Directors are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations. Please also see the paragraph headed “Risk Factors — Risks Related to Our Corporate Structure and the Contractual Arrangements — If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the Consolidated Affiliated Entity” in this document for the relevant risk.
ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS
Under the Exclusive Business Cooperation Agreement, it was agreed that, in consideration of the services provided by WFOE, the Consolidated Affiliated Entity will pay services fees to the WFOE, which shall be determined by the WFOE after considering the complexity and difficulty of the services, the title of and time consumed by employees providing the services, the contents and value of the services, the market price of the same type of services, and the operation conditions of the Consolidated Affiliated Entity. Accordingly, the WFOE has the ability, at their sole discretion, to extract all of the economic benefits of the Consolidated Affiliated Entity through the Exclusive Business Cooperation Agreement.
In addition, under the Exclusive Option Agreements, WFOE is entitled to verify the accounts of the Consolidated Affiliated Entity on a regular basis at any time and get access to information and materials relating to the operation, businesses, customers, finance and employees. WFOE also has absolute contractual control over the distribution of dividends to the Registered Shareholders as the WFOE’s prior written consent is required before any distribution can be made. The Registered Shareholders shall promptly donate any profits, interests, dividends, or proceeds of liquidation to WFOE or any other person designated by WFOE to the extent permitted under the applicable PRC laws.
As a result of these Contractual Arrangements, our Company exercises control over the operations of the Consolidated Affiliated Entity and receives substantially all of their economic benefits and residual returns. Accordingly, the Consolidated Affiliated Entity’s results of operations, assets and liabilities, and cash flows are consolidated into our Company’s financial statements.
COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS
Our Group has adopted the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:
(i)
major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(ii)
our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii)
our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports;

(iv)
our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOE and the Consolidated Affiliated Entity to deal with specific issues or matters arising from the Contractual Arrangements;

(v)
since the Contractual Arrangements will constitute continuing connected transactions of our Group following the completion of the Global Offering, our Company has applied to the Stock Exchange, and the Stock Exchange has agreed to grant a waiver, details of which are set out in the section headed “Connected Transactions” in this document. Our Company will comply with the conditions prescribed by the Stock Exchange under the waiver given; and

(vi)
our Group will adjust or unwind (as the case may be) the Contractual Arrangements as soon as practicable to hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants the relevant value-added telecommunication business operation license to Sino-foreign equity joint ventures or wholly-owned foreign investment entities in practice under relevant PRC laws and regulations.

DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT
Background of the Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC
(the “Foreign Investment Law”), which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Regulations on the Implementation of the Foreign Investment Law of the PRC (the “Implementation Rules”), which came into effect on January 1, 2020. The Foreign Investment Law replaced the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Ventures Enterprise Law of the PRC and the Wholly Foreign-Invested Enterprises Law of the PRC and become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Rules on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.
Impact and consequences of the Foreign Investment Law
Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including our Group. We use the Contractual Arrangements to establish control of the Consolidated Affiliated Entity, by the WFOE, through which we operate our business in the PRC. As advised by our PRC Legal Advisor, since contractual arrangements are not specified as foreign investment under the Foreign Investment Law and if future laws, regulations and provisions prescribed by the State Council do not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the agreements comprising the Contractual Arrangements will not be affected and will continue to be legal, valid and binding on the parties with an exception, for which, please see the paragraph headed “— Legality of the Contractual Arrangements” in this section.
The Foreign Investment Law also stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” As such, we are advised by our PRC Legal Advisor that the relevant agreements under the Contractual Arrangements do not contravene the Foreign Investment Law in any material respect. However, we are further advised by our PRC Legal Advisor that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC government authorities will not in the future take the view that is contrary to the above opinions of our PRC Legal Advisor. There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of the Consolidated Affiliated Entity will not be materially and adversely affected in the future due to changes in PRC laws and regulations. For the relevant risk, please see the paragraph headed “Risk Factors — Risks Related to Our Corporate Structure and the Contractual Arrangements” in this document.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020 and 2021 and as of December 31, 2020 and 2021, including certain supplemental and updated disclosures made in connection with the Listing.

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021, including the notes thereto, together with the respective accompanying notes. Our consolidated financial information has been prepared in accordance with U.S. GAAP.
The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. These statements are based on our assumptions and analysis in light of our experience and perception of historical trends, current conditions, and expected future developments, as well as other factors that we believe are appropriate under the circumstances. However, our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this document. For further details, see “Forward-Looking Statements.”
OVERVIEW
We established the world’s first IoT cloud development platform, according to CIC. We deliver a variety of offerings through our IoT cloud development platform. Our IoT PaaS enables brands, OEMs, and developers to develop, launch, manage and monetize smart devices and services. Our Industry SaaS offering enables businesses to deploy, connect, and manage large numbers and different types of smart devices. We also offer businesses, developers and end users a diverse range of cloud-based value-added services to improve their ability to develop and manage IoT experiences.
We have cultivated a large and diversified customer base. We had approximately 5,000 and 8,400 customers, respectively, in 2020 and 2021, primarily including brands, OEMs, industry operators and system integrators. For the same periods, our IoT PaaS empowered approximately 2,700 and 4,100 brands, respectively, to develop their smart devices, including leading brands such as Calex, Philips and Schneider Electric. Our IoT PaaS currently enables businesses and developers across over 200 countries and regions globally to develop smart devices in more than 2,200 categories. We are the largest IoT PaaS provider in the global market of IoT PaaS as a subset of the broader IoT industry in terms of the volume of smart devices powered in 2021, according to CIC. We are also attracting an increasing number of Industry SaaS customers. We have also established a large and active community of over 510,000 registered IoT device and software developers as of December 31, 2021. Smart devices powered by Tuya are available in approximately 120,000 stores all over the world as of the Latest Practicable Date.
Our platform benefits from network effects driven by our ecosystem of developers, businesses, partners and end users. End users of smart devices demand a single interface to interact with various types of devices from different brands — an experience similar to using different apps on one smartphone. Our platform provides an open architecture to connect any device from any brand, while enabling users to manage all devices across brands through a single portal. As a result, we believe that as our platform continues to grow, more brands and OEMs want to join our platform to integrate their devices into the single user interface through which devices from other brands are connected. These self-reinforcing network effects further increase our brand awareness and generate word-of-mouth referrals, helping us build an extensive, vibrant and increasingly interconnected IoT ecosystem.
Our offerings enable customers across broad range of industry verticals, such as smart home, smart business, healthcare, education, agriculture, outdoors and sport, and entertainment. We help our customers succeed and benefit from their long-term growth through our consumption-based revenue model of our IoT PaaS as we deploy IoT PaaS on more smart devices developed by our customers. We had 311 premium IoT PaaS customers, defined as IoT PaaS customers who individually contributed more than US$100,000 of revenue during the immediately preceding 12-month periods, as of December 31, 2021. In 2021, our premium IoT PaaS customers contributed approximately 88.6% of our revenues generated from IoT PaaS. Our dollar-based net expansion rate of IoT PaaS was 153% for the trailing 12-month period ended December 31, 2021, indicating strong growth within our existing customer base.

Our revenue grew rapidly in 2019, 2020 and 2021. Our revenues increased by 70.0% from US$105.8 million for 2019 to US$179.9 million for 2020 and further increased by 67.9% to US$302.1 million for 2021. We recorded net loss of US$70.5 million, US$66.9 million and US$175.4 million in 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, our adjusted loss (non-GAAP financial measure) was US$65.3 million, US$57.5 million and US$109.3 million, respectively. For an explanation of our reasons for using adjusted loss, a non-GAAP financial measure, and a reconciliation of adjusted loss (non-GAAP financial measure) to net loss, see “— Non-GAAP Financial Measure.”
Currently, we offer the following major products and services:
IoT PaaS
Our IoT PaaS is an integrated, all-in-one product that enables customers to build and manage software-enabled IoT devices. Our IoT PaaS serves both brands and OEMs. We typically do not enter into agreements directly with the brands and instead enter into agreements with their contracted OEMs. In these circumstances, we consider such OEMs to be our customers. In limited circumstances, we also enter into agreements directly with brands in relation to certain value-added services, in which case we also consider such brands to be our customers.
Our IoT PaaS combines cloud-based connectivity and basic IoT services, edge capabilities, app development, and device optimization solutions, which we believe are the most fundamental elements of technology enabling a product to become smart. We generate revenue from the fees we charge for these capabilities as a single, integrated offering and generally do not make any one of these capabilities available without the others. We believe that an integrated approach helps improve the value and usage of our IoT PaaS. We call a smart device on which our IoT PaaS is deployed a “deployment” of IoT PaaS. The fees that we charge IoT PaaS customers are based on the number of IoT PaaS products that are deployed. As a result, our revenue from IoT PaaS grows as the number of deployments increases. We typically do not impose minimum order requirements or usage requirements on customers, making us a valuable partner for newcomers to the IoT space as we enable them to kick-start their ventures with little upfront cost.
In addition, we offer a membership program to our customers that gives them the option to pay a membership fee primarily in exchange for IoT PaaS discounts based on tiered membership status in accordance with their expected deployment volume. The membership program allows us to foster long-term relationship with our customers.
SaaS and others
We offer Industry SaaS, focused software solutions that enable businesses to deploy, connect, and manage large numbers and different types of IoT devices, driving efficiency, cost saving and productivity. Currently, we charge our Industry SaaS customers a basic annual subscription fee that allows them to support certain number of user accounts initially, plus, in some cases, an incremental fee annually for each additional user account. We may also charge a one-time project-based fee, particularly for new key-account customers with tailored-made needs. We primarily market our Industry SaaS to system integrators with leading positions in their respective verticals and geographies, so that we can leverage their industry expertise and existing customer relationships to quickly gain market shares and build brand awareness.
We also generate a portion of our SaaS and others revenues from (i) certain services we offer to brands and OEMs that are complementary to IoT PaaS, as well as (ii) cloud-based services we offer directly to end users of Tuya-powered smart devices. The complementary services for IoT PaaS customers primarily include Tuya Mall and AI-powered virtual assistants, as well as a variety of other value-added services, such as device testing, product certification and joint research and development of innovative IoT applications, among other things. The cloud-based services for end users include basic services, such as app updates offered for free, and a curated suite of services for a fee, such as messaging and content push.
Smart Device Distribution
Some of our customers, primarily brands and system integrators, prefer not to directly deal with multiple OEMs. These customers have the option to purchase directly from us finished smart devices with IoT PaaS deployed sourced from qualified OEMs. We earn the difference between the prices at which the products are sourced and sold. We also provide customers with the access to Tuya Expo, a dedicated business-to-business (B2B) platform connecting brands globally with an extensive network of OEMs. Tuya Expo is currently offered for free.
KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Our results of operations and financial condition are affected by the general factors driving the global IoT industry, including, among others, economic growth of major economies, the increase in per capita disposable income, consumer demand for smart devices, stability of the global supply chain, any global epidemics, new and innovative technologies, competition, and government regulations. Unfavorable changes in any of these general industry conditions could negatively affect demand for our products and services and materially and adversely affect our results of operations.
In addition, we believe our results of operations are primarily and more directly affected by the following specific factors:
Market Adoption of IoT Cloud Development Platform
Our future success depends in large part on the market adoption of IoT cloud development platforms which, in turn, is driven by the proliferation of smart devices. As technologies advance, businesses and end users increasingly demand superior software experience, driving IoT adoption to an inflection point. However, brands and developers still face certain challenges, such as cost and complexity associated with developing an integrated IoT cloud development platform. We see growing demand for our platform because we are in a unique position to deliver a one-stop, developer-first, cloud-agnostic IoT platform with broad use cases that allows our customers to digitalize their businesses and transform the experience of their end users. We believe that the benefits offered by our platform put us in a strong position to capture significant market opportunities ahead.
Expanding Usage by Existing Customers
We have amassed a large and diversified customer base covering a wide spectrum of verticals. We believe that there are significant growth opportunities within our existing customers. As our platform is built to be product- and brand-agnostic, many customers using our IoT cloud development platform for one product category expand to more brands, categories and use cases in order to maximize the benefits of our platform and ensure consistent, high quality IoT experience for their end users. Through the increase in usage, we grow more brands and OEMs on our platform into larger customers, such as premium customers who contribute more than US$100,000 of revenue during the immediately preceeding 12-month period. As this trend continues, our brand awareness also increases, generating word-of-mouth referrals that not only attract more brands, developers and partners, but also lead to growing end user demand, better user insights and a more vibrant IoT ecosystem. We expect to expand into additional product categories and use cases to expand cross- and up-selling opportunities and continue to invest in sales and marketing and customer success activities to achieve additional revenue growth from existing customers. We believe that these efforts will have a long-term, positive impact on our business and results of operations.
New Customer Acquisition
Our operating results and growth prospects will also depend on our ability to attract new customers. We are intensely focused on growing our customer base. We continue to invest in our sales and marketing efforts and developer community outreach, which are critical to driving customer acquisition. We have built a developer and partner network through effective marketing efforts which continuously raise awareness of our IoT cloud development platform. For example, through our self-service developer portal, a developer can use our platform to develop a smart device within minutes. This has allowed us to acquire customers rapidly and cost-effectively. Furthermore, we seek to improve the breadth and quality of our platform and products, and to enhance our brand recognition, which will allow us to capture additional market share, better optimize the pricing of our products and services, and reach customers in a broader range of verticals and use cases.

Investment for Growth
We are committed to delivering industry-leading products to continue building and maintaining credibility with the global IoT community. We believe that the comprehensive product offerings and our continued efforts to introduce new features and capabilities on our platform provide us with a significant competitive advantage. We will continue to enhance our platform by expanding functions of existing products, developing new products, and delving into more verticals and use cases to support the growth of our business, and to invest heavily in our technological capabilities and marketing activities to maintain our strong position in the developer community.
Seasonality
We have in the past experienced, and expect in the future to continue to experience, seasonal fluctuations in our revenue from time to time, with the fourth quarter historically being our strongest quarter for sales to new and existing customers, as a result of the holiday season and customers’ buying patterns. We have experienced lower growth in revenue in the first quarter as a result the reduced output of OEM customers located in China due to the Lunar New Year holidays. As an illustration of such seasonality, we had approximately 3,000 customers who generated revenues (“revenue-generating customers”) in the first quarter of 2021, decreasing from approximately 3,400 revenue-generating customers in the fourth quarter of 2020. Our revenue-generating customers then increased to approximately 3,700 in the second quarter of 2021. We expect the historical seasonality trends to continue to impact our results of operations and financial condition.
Revenue Mix
Our products and services primarily consist of IoT PaaS, smart device distribution, Industry SaaS and cloud-based value-added services. Our results of operations are affected by our product mix, as different products have a range of different margins and profitability profiles. For example, an increase in the revenue contribution from Industry SaaS, which typically has a higher margin than IoT PaaS or smart device distribution, generally leads to an increase in our overall profit margin. Our product mix may shift over time due to a variety of factors, including customer demands and preferences, competition, our ability to maintain and expand customer relationships, our ability to forecast market and technology trends, and our sales and marketing efforts. We continuously monitor our revenue mix and seek to increase revenue contribution from products and use cases with attractive margin profiles.
Effective Cost and Expense Control
Our results of operations are affected by our ability to control our costs and operating expenses. Since a significant portion of our costs relates to the modules and cloud infrastructure services from third parties, our cost control depends significantly on our ability to estimate customer demand properly in order to inform our procurement decisions. With respect of product development, we intend to optimize our costs and operating expenses by achieving increasing economies of scale and improved cost-efficiency as we continue to invest in R&D. With respect to sales and marketing expenses, we expect to continue to benefit increasingly from the network effect of our enhanced brand awareness. We also intend to optimize our administrative expenses by enhancing our level of management, streamlining our internal workflows, and leveraging technology to drive convenience, cost-efficiency and productivity.
Effect of Currency Translation
We currently derive the majority of our revenues from IoT PaaS generated primarily through our contracts with OEMs located in the PRC. These revenues are predominantly denominated in RMB. We operate internationally with local offices in the U.S., India, Germany, and Japan, among other locations, and expect that our international activities will continue to grow over the foreseeable future as we pursue opportunities in existing and new markets. Our reporting and functional currency is the U.S. dollar. The financial statements of our subsidiaries and the consolidated affiliated entities using functional currencies other than the U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB or other currencies in which we generate revenue depreciate or appreciate against the U.S. dollar, our revenue presented in U.S. dollars will be negatively or positively affected. See “— Quantitative and Qualitative Disclosure about Market Risk — Foreign exchange risk.”

KEY OPERATING METRICS
We manage our business using the following key operating metrics. We use these metrics to assess the progress of our business, make decisions on how to allocate capital, time and technology investments.
	For the year ended December 31,
	2019	2020	2021
Number of IoT PaaS customers	2,328	3,296	5,527
	For the trailing 12-month period ended December 31,
	2019	2020	2021
Number of premium IoT PaaS customers	127	188	311
	For the trailing 12-month period ended
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022
Dollar-based net expansion rate for IoT PaaS(1)	188%	173%	160%	179%	181%	210%	211%	179%	153%	122%
Number of IoT PaaS customers in the cohort(2)	468	718	983	1,309	1,525	1,662	1,891	1,946	2,080	2,179
Revenue contribution by the cohort(3)	71.2%	79.5%	81.9%	91.7%	91.2%	91.0%	88.2%	86.9%	89.1%	90.2%

Notes:
(1)
To calculate the dollar-based net expansion rate for IoT PaaS for the current period, we first specify a measurement period consisting of the trailing two years from the current period end. Next, we define as our “cohort” the population of IoT PaaS customers for the first year of the measurement period (i.e. those who have placed at least one order for IoT PaaS during that year). We then calculate the dollar-based net expansion rate as the quotient obtained by dividing the IoT PaaS revenues from this cohort in the second year of the measurement period by the IoT PaaS revenue from the same cohort in the first year of such measurement period.

(2)
See footnote (1) above for the definition of “cohort” for a given period.

(3)
Revenue contribution by the cohort for a given period is calculated by dividing the IoT PaaS revenue generated by the cohort in the trailing 12-month period from the period end, by our total IoT PaaS revenue for the same trailing 12-month period. See footnote (1) above for the definition of “cohort” for a given period.

Number of IoT PaaS Customers
Our ability to grow the number of IoT PaaS customers is a key indicator of our business and future growth opportunities. We define an IoT PaaS customer for a given period as a customer who has directly placed at least one order for IoT PaaS with us during that period. While we serve both brands and OEMs, it is typically the OEMs, instead of brands, who directly place orders with us for IoT PaaS.
Number of Premium IoT PaaS Customers
While we continue to grow IoT PaaS customers across all sizes, over time, we focus on growing the number of our premium customers to scale our business. We define a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of revenue during the immediately preceding 12-month period.
Dollar-based Net Expansion Rate for IoT PaaS
Our ability to maintain long-term revenue growth depends on our ability to increase customers’ usage of our platform over time and grow revenues generated from existing customers. An important way for us to track our performance in this area is by measuring dollar-based net expansion rate for our IoT PaaS. The dollar-based net expansion rate for our IoT PaaS is affected by customers’ purchase cycles, which could fluctuate from time to time within a year, as well as a number of other factors including but not limited to new product introductions, customer mix, promotional activities, and the variable timing and amount of customer purchases. As a result, the dollar-based net expansion rate for our IoT PaaS for the trailing 12-month period ended the last day of each quarter is an inherently volatile metric. Our dollar-based net expansion rate for IoT PaaS has remained higher than 120% for ten consecutive quarters since we began tracking this metric for the trailing 12-month period ended December 31, 2019. Our dollar-based net expansion rate demonstrates our strong ability to continue to expand customers’ usage of our platform over time and grow revenue generated from existing customers.
As a result of the impacts of COVID-19, such as reduced or halted production of OEMs, global supply chain challenges, and our reduced marketing spend due to travel restrictions, the dollar-based net expansion rate for our IoT PaaS decreased from 188% for the trailing 12-month period ended December 31, 2019 to 173% for the trailing 12-month period ended March 31, 2020 and further to 160% for the trailing 12-month period ended June 30, 2020. The dollar-based net expansion rate for our IoT PaaS decreased from 211% for the trailing 12-month period ended June 30, 2021 to 179% for the trailing 12-month period ended September 30, 2021, and further to 153% for the trailing 12-month period ended December 31, 2021 and 122% for the trailing 12-month period ended March 31, 2022, primarily because our customers became more prudent in their purchases in light of the continued global supply chain disruptions and continued COVID-19 pandemic which have weakened end users’ willingness to purchase discretionary consumer products, including IoT devices.
IMPACT OF COVID-19
The COVID-19 pandemic, including the recent emergence of the Omicron variant globally, has caused temporary disruption to our business operations. For example, in the first quarter of 2020, we experienced a decline in demand for IoT PaaS due to reduced production capacity of OEMs as COVID-19 containment measures were widely introduced across China, where substantially all of them were located, which adversely affected our results of operations in that quarter. In the first quarter of 2022, heightened preventive measures taken across multiple regions in China in response to the recent recurrence of the COVID-19 outbreak have negatively affected our sales and operations, including delays in placed orders, as well as the delivery and acceptance by customers of our products. Our IoT PaaS revenue in the first quarter of 2022 decreased by 16.1% to US$41.8 million from US$49.8 million in the same period of 2021, in part due to such impact of COVID-19. The pandemic has also caused significant logistical challenges to the global supply chains, resulting in disrupted shipping lanes, labor and material shortage and weakened consumer demand for smart devices, all of which have negatively impacted our business and results of operations. Due to the impacts of COVID-19, including reduced or halted production of OEMs, global supply chain challenges, and our reduced marketing spend due to travel restrictions, the dollar-based net expansion rate for our IoT PaaS decreased from 188% for the trailing 12-month period ended December 31, 2019 to 173% for the trailing 12-month period ended March 31, 2020 and further to 160% for the trailing 12-month period ended June 30, 2020. The pandemic has also contributed to the decline in our dollar-based net expansion rate for our IoT PaaS from 211% for the trailing 12-month period ended June 30, 2021 to 179% for the trailing 12-month period ended September 30, 2021, and further to 153% for the trailing 12-month period ended December 31, 2021 and 122% for the trailing 12-month period ended March 31, 2022. See “Financial Information — Key Operating Metrics.” Additionally, the travel restrictions and social distancing guidelines imposed by governments globally have reduced international travels and in-person meetings, which in turn limited our ability to engage in in-person marketing with brands, particularly those brands based in the U.S. and Europe. There remain significant uncertainties associated with the COVID-19 pandemic, including with respect to the ultimate spread of the virus, the severity of the disease, the duration of the pandemic and further actions that may be taken by government authorities around the world to contain the virus or to treat its impact, and the full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. As of the date of this document, we have received various COVID-19 related government support and subsidies. These government support and subsidies include a reduction granted by the PRC government of approximately RMB36.4 million in our contributions to our employees’ social security scheme and subsidies of approximately US$0.1 million provided to our U.S. and Hong Kong subsidiaries by the respective local governments.
Despite its temporary impacts on our business and results of operations, we believe COVID-19 has brought positive changes for the IoT sector in the long term. The value of software-enabled IoT experience and the connectivity, convenience and efficiency that it enables is heightened throughout the pandemic. People’s interactions with IoT devices have increased as they continue to work, learn, and play from home. Businesses and organizations are increasingly relying on IoT technologies to perform tasks that can be no longer handled manually due to COVID-19 related restrictions and closures. We expect this trend to continue post-pandemic, driving demand for quality IoT products and services in the long run. To capture this growth opportunity, we intend to continue to invest in growing our customer, developer and partner bases, broadening our product offerings, and expanding our brand awareness.
BASIS OF PREPARATION
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Principal accounting policies followed by us in the preparation of the accompanying consolidated financial statements are summarized below.
CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES
The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, long-lived assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in our consolidated financial statements include, but are not limited to reserve for excess and obsolete inventories, allowance for doubtful accounts, product warranties, internal-use software development costs, valuation allowance for deferred tax assets, the carrying value of operating lease right-of-use assets, stand-alone selling prices (SSP) for each distinct performance obligation, the valuation of ordinary shares and share-based compensation. Estimates are based on historical experiences and on various assumptions that we believe are reasonable under current circumstances. As of December 31, 2019, 2020 and 2021, we considered the economic implications of the COVID-19 on our significant judgments and estimates. Given that changes in circumstances, facts and experience may cause us to revise our estimates, actual results could differ materially from those estimates.
Revenue Recognition
We account for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue From Contracts With Customers (ASC 606) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.
I.
Revenue from IoT PaaS

Our IoT PaaS combines cloud-based connectivity and basic IoT services, edge capabilities, device optimization solutions, and app development. Customers are charged based on the number of IoT PaaS product to be deployed on smart devices. We determined there are two distinct performance obligations in the delivery of IoT PaaS including (1) IoT PaaS product with edge capabilities, device optimization solutions and app development; and (2) cloud-based connectivity and basic IoT services provided to customers and end consumers. We allocate the transaction price to each performance obligation based on their relative standalone selling price. The standalone selling price for IoT PaaS is estimated based on the competitor’s pricing for similar products in the market, adjusted for entity-specific factors. As the standalone selling price of the cloud-based connectivity and basic IoT services is not directly observable, we estimate it by using an expected cost plus a margin approach. Key areas of judgment include the selection of relevant cloud and other costs necessary to satisfy the performance obligation and estimated profit margins. For the delivery of IoT PaaS product, revenue is recognized when IoT PaaS products are accepted by customers, which is the point when control of the product is transferred to the customers. A receivable is recognized when the IoT PaaS products are delivered and accepted by customers as this is the point in time that the consideration is unconditional. For cloud-based connectivity and basic IoT services, revenue is deferred and subsequently recognized from the end consumer’s activation to the end of the estimated IoT PaaS product’s life cycle on a straight-line basis. Based on our historical information, activation occurs, on average, an estimated 6 months after the IoT PaaS products are delivered to customers. The length of life cycle of the IoT PaaS products is estimated based on the historical data in previous years and by referencing the life cycle of different smart devices (e.g. lighting, security and monitoring devices) which ranged from 1.5 to 2 years.
Return allowances for IoT PaaS products are estimated based on historical experiences and accounted for as reduction of net revenue.
We provide sales rebates to customers from time to time, which is accounted for as reduction of net revenue.
We started a membership program (the “2019 Membership Program”) in the fourth quarter of 2019. In the 2019 Membership Program, customers pay a fixed fee in exchange for IoT PaaS discount, VIP technical support, value-added services (“VAS” i.e. customized app development), and free participation in promotional activities. The promise to provide technical support related services, the promotion related services and VAS are considered immaterial promises in the contract and are not considered distinct performance obligations. The membership fee is refundable if the volume requirements are met when the membership period ends. Historically we generally refund the membership fees even if the volume requirements are not met. Therefore, we do not expect being able to keep any of the membership fees and such fees are recorded as a refund liability under the 2019 Membership Program.
We launched a new membership program (the “2020 Membership Program”) in the fourth quarter of 2020 and no longer offered 2019 Membership Program ever since. In the 2020 Membership Program, customers pay a non-refundable fixed fee in exchange for member-exclusive IoT PaaS discounts within the membership period of typically 12 months. We record the upfront fixed membership fee as a deferred revenue and recognizes revenue on a straight-line basis typically over the 12-month membership period in which customers entitle to the membership.
II.
Revenue from smart device distribution

In certain circumstances, we offer select brands, primarily customers who prefer not to deal with multiple OEMs, an option to purchase directly from us finished smart devices where IoT PaaS is deployed. After the brands place purchase orders directly with us, we then source the appropriate smart devices from OEMs based on the type of devices, hardware specifications and other metrics. We determine that there are two distinct performance obligations for its smart device distribution including the (1) smart devices embedded with IoT PaaS; and (2) cloud-based connectivity and basic IoT services. The transaction price allocation and revenue recognition are the same as the revenue from IoT PaaS.
We present the revenue generated from its smart device distribution on a gross basis as we have control of the smart devices before they are transferred to the brand customers. In making this determination, we conclude that it meets the principles of control and that it is the primary obligor to the brand customers, are subject to inventory risk and have latitude in establishing prices.
III.
Revenue from SaaS and others

SaaS and other revenue mainly include industry SaaS, customized software development and configuration, and other VAS to both business customers and end consumers.

Industry SaaS is a vertical-focused software solution that enables businesses to deploy, connect, and manage large numbers of smart devices for which we generally charge an annual subscription fee. These services include software authorization and standard SaaS platform maintenances and technical support.
Customized software development and configuration mainly relate to contracts for the specific IT needs of the brands. The contracts generally include fixed milestone payments determined based on expected labor hours to complete the milestone.
VAS primarily includes complementary services that are provided to brands and OEMs such as app launch and AI-powered virtual voice assistants. Such arrangements with the customers are short term and the performance obligations are satisfied at one point of time. VAS also include cloud-based services for the end customers such as push messaging, object detection and digital content.
There are different kinds of contracts included in the SaaS and others, and each contract may contain multiple elements. We identify the distinct performance obligations and allocates transaction price to each distinct performance obligation based on relative estimated standalone selling price. Revenue is recognized when the performance obligations are satisfied, which is either over the period of time in which we perform these services or at one point of time.
Remaining performance obligations
The remaining performance obligations primarily relate to our provision of i) cloud-based connectivity and basic IoT services; ii) membership services; and iii) SaaS and others, and all three of them are included in deferred revenue.
The amounts allocated to the cloud-based connectivity and basic IoT services are deferred and recognized on a straight-line basis over the estimated IoT PaaS product’s life cycle. We apportion deferred revenue between current and non-current based upon cloud-based connectivity and basic IoT services to be provided over the life cycle of smart devices. Deferred revenue relating to our cloud services that have an expiration date of less than 12 months are classified as current, otherwise non-current.
Starting from the fourth quarter of 2020, there are i) upfront fixed membership fee received and recorded as part of the deferred revenue, it is recognized as revenue on a straight-line basis typically over the 12-month membership period in which customers are entitled to the membership; and ii) amounts related to providing Industry SaaS (included in SaaS and others), in general, we charge annual subscription fee, which is deferred and recognized on a straight-line basis typically over the 12-month service period.
We provide warranty for IoT PaaS and smart device distribution mainly for one year. We accrue a warranty reserve for all IoT PaaS and smart device distribution, which include our best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when we accumulate more actual data and experience in the future. The warranty reserve expected to be incurred is included within accruals and other liabilities in our consolidated balance sheets.
Share-based Compensation
We grant restricted shares to the Registered Shareholders (also as key members of the management) and our share options to eligible employees and non-employees. We account for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation.
The Registered Shareholders and employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses using a straight-line method over the requisite service period, which is the vesting period. For share-based awards granted with only service conditions to its PRC employees, we allow accelerated full vesting upon occurrence of a Change in Control (as defined in our 2015 Equity Incentive Plan), cumulative share-based compensation expenses for the share-based awards should be recorded upon the completion of the Change in Control.

For non-employees’ share-based awards, we adopted ASU 2018-07 “Improvements to Non-employee Share-Based Payment Accounting” for the periods presented. In accordance with ASU 2018-07, we clarify that equity-classified non-employee share-based awards are measured at the grant date. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. Non-employee share-based awards are measured at the grant date fair value of the awards and recognized as expenses using a straight-line method over the requisite service period, which is the vesting period.
All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.
The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions.
The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards. In accordance with ASU 2016-09, we made an entity-wide accounting policy election to account for forfeitures when they occur.
Fair Value Measurements
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value include:
•
Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2:   Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

•
Level 3:   Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Our financial assets and liabilities mainly consist of cash and cash equivalents, restricted cash, short-term investments, account receivables, notes receivable, certain other current assets, long-term investments, trade payables and certain accruals and other liabilities. As of December 31, 2019, except for short-term investments, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. As of December 31, 2020, except for short-term investments and equity securities with readily determinable fair value included in long-term investments, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. As of December 31, 2021, except for short-term investments, debt securities and equity securities with readily determinable fair value included in long-term investments, the carrying values of these financial instruments approximated their fair values due to their short-term maturity. We report equity securities with readily determinable fair value included in short-term investments at fair value and discloses the fair value of these investments based on level 1 measurement. We report time deposits and wealth management products included in short-term investments and the derivative instrument included in prepayment and other current asset at fair value, and discloses their fair value based on level 2 measurement. We report equity securities with readily determinable fair value included in long-term investments at fair value and discloses the fair value of these investments based on level 2 measurement. We report investments in available-for-sale debt securities included in long-term investments at fair value and discloses the fair value of these investments based on level 3 measurement.
For the available-for-sale debt investments, it represents our shareholding interests in several investees which are privately held companies, acquired with cash consideration. If the investees fail to meet certain predetermined conditions, we have the right to request each investee to redeem our investments at our investment cost plus the interest at predetermined interest rate. The redeemable shares of the investees purchased by us were classified as available-for-sale debt investments and were measured at their fair value in accordance with U.S. GAAP.
In relation to the valuation of our Level 3 financial instruments, with reference to the “Guidance note on directors’ duties in the context of valuations in corporate transactions” issued by the SFC, we have adopted the following procedures: (i) reviewing the terms of the share purchase agreements, shareholder agreements and articles of association; (ii) engaging independent valuer to perform valuation procedures with necessary financial and non-financial information and discussed with the valuer on the relevant assumptions; (iii) carefully considering all information especially those non-market related inputs, such as fair value of the ordinary shares and preferred shares of the investees, probabilities under different scenarios, time to exercise the liquidation or redemption preference, determination of risk-free rates and expected volatilities; and (iv) reviewing the valuation working papers and results prepared by the valuer. Based on the above procedures, our Directors are of the view that the valuation analysis performed by the valuer is fair and reasonable, and the Level 3 fair value measurements in our financial statements are properly prepared.
DESCRIPTION OF KEY COMPONENTS OF CONSOLIDATED STATEMENTS OF LOSS
The table below sets forth our consolidated statements of loss for the years indicated.
	For the year ended December 31,
	2019	2020	2021
	(US$ in thousands)
Consolidated Statements of Comprehensive Loss
Revenue	105,789	179,874	302,076
Cost of revenue	(78,003)	(117,937)	(174,209)
Gross profit	27,786	61,937	127,867
Operating expenses:
Research and development expenses(1)	(52,003)	(77,430)	(174,289)
Sales and marketing expenses(1)	(37,017)	(37,556)	(75,384)
General and administrative expenses(1)	(12,196)	(17,868)	(71,589)
Other operating (expenses)/incomes, net	(10)	1,071	9,835
Total operating expenses	(101,226)	(131,783)	(311,427)
Loss from operations	(73,440)	(69,846)	(183,560)
Other income/(loss):

	For the year ended December 31,
	2019	2020	2021
	(US$ in thousands)
Other non-operating incomes, net	—	—	1,958
Financial income, net	3,326	3,220	7,286
Foreign exchange loss, net	(239)	(80)	(618)
Loss before income tax expense	(70,353)	(66,706)	(174,934)
Income tax expense	(124)	(206)	(490)
Net loss attributable to Tuya Inc.	(70,477)	(66,912)	(175,424)

Note:
(1)
Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2019	2020	2021
	(US$ in thousands)
Research and development expenses	1,218	2,596	14,542
Sales and marketing expenses	1,109	1,529	6,702
General and administrative expenses	2,893	5,321	44,845
Total	5,220	9,446	66,089
Non-GAAP Financial Measure
We use adjusted loss, which is a non-GAAP financial measure, in evaluating our operating results and for financial decision-making purposes. We believe that adjusted loss (non-GAAP financial measure) provides useful information about our results of operations and enhances the overall understanding of our past performance and future prospects. We believe that such non-GAAP measure facilitates comparisons of financial performance from year to year and company to company. We believe that non-GAAP financial measure provides useful information to investors in understanding and evaluating our consolidated results of operations in the same manner as it helps our management.
The use of non-GAAP measures has limitations as an analytical tool. Adjusted loss (non-GAAP financial measure) should not be considered in isolation or construed as an alternative to loss from operations or net loss. Investors are encouraged to review adjusted loss for the year and the reconciliation to its most directly comparable U.S. GAAP measure. Adjusted loss (non-GAAP financial measure) for the years indicated presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
Adjusted loss, a non-GAAP financial measure, represents net loss excluding share-based compensation expenses. The table below sets forth a reconciliation of our net loss to adjusted loss for the years indicated. Share-based compensation expenses relate to the share-based awards that we grant to employees and directors.
	For the year ended December 31,
	2019	2020	2021
	(US$ in thousands)
Net loss	(70,477)	(66,912)	(175,424)
Adjustment:
Share-based compensation expenses	5,220	9,446	66,089
Adjusted loss (non-GAAP financial measure)	(65,257)	(57,466)	(109,335)

We recorded adjusted loss (non-GAAP financial measure) of US$65.3 million, US$57.5 million and US$109.3 million, respectively, in 2019, 2020 and 2021, primarily because we have been focused on expanding our IoT cloud development platform, growing our customer base and fostering our developer community, rather than seeking immediate financial returns or profitability, in order to lay a solid foundation for our long-term growth. See “Business — Business Sustainability” for a detailed discussion of our historical loss-making position and path to future profitability.
Revenues
We generate revenues from three sources, namely (i) IoT PaaS; (ii) smart device distribution; and (iii) SaaS and others. The following table sets forth a breakdown of our revenues by products and services in absolute amounts and as percentages of total revenues for the years indicated.
	For the year ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
IoT PaaS	76,365	72.2	151,677	84.3	261,360	86.5
Smart device distribution	27,474	26.0	22,071	12.3	22,153	7.3
SaaS and others	1,950	1.8	6,126	3.4	18,563	6.2
Total	105,789	100.0	179,874	100.0	302,076	100.0
IoT PaaS.   We generate IoT PaaS revenue mainly from the fees charged to customers based on the number of IoT PaaS products we deploy. In 2019, 2020 and 2021, the significant increase in our revenue generated from IoT PaaS was mainly driven by increased deployment of IoT PaaS which, in turn, was driven by (i) growth in the SKUs and categories of products supported by IoT PaaS; (ii) increased sales to existing customers as their sale of smart devices continued to grow, particularly to premium IoT PaaS customers; and (iii) acquisition of new customers.
Smart device distribution.   We generate revenues from sales to select customers on an on-demand basis of finished smart devices with IoT PaaS deployed and sourced from qualified OEMs. We strategically position smart device distribution as a way to nurture long-term customer relationship and have historically operated it at a relatively moderate scale. As a result, the differences in the revenues from smart distribution services between historical periods have been primarily due to varying timing and amounts of the customers’ demands and purchases.
SaaS and others.   We generate our SaaS and others revenues mainly from (i) the subscription fees charged to customers of Industry SaaS, and (ii) the fees that we receive for certain value-added services we offer to brands and OEMs, such as AI-powered virtual assistants, and cloud-based services we offer directly to end users of Tuya-powered smart devices.
See “Business — Our Products and Services” for details about how we generate our revenues.
Cost of Revenue
Our cost of revenue consists of the costs directly related to providing our products to our customers. These costs and expenses primarily include (i) material costs, primarily including the costs relating to the modules where the edge capabilities of IoT PaaS are embedded; (ii) third-party cloud infrastructure expenses; (iii) employee-related costs, including payroll of production support personnel; and (iv) others, including estimated warranty costs and inventory write-downs, among other things.
The following table sets forth a breakdown of our costs of revenue by products and services in absolute amounts and as percentages of revenues for the years indicated.

	For the year ended December 31,
	2019		2020		2021
	US$	% of Revenues	US$	% of Revenues	US$	% of Revenues
	(in thousands, except for percentages)
Cost of revenue
IoT PaaS	54,443	51.5	97,244	54.1	150,486	49.8
Smart device distribution	23,088	21.8	19,198	10.7	18,849	6.3
SaaS and others	472	0.4	1,495	0.8	4,874	1.6
Total	78,003	73.7	117,937	65.6	174,209	57.7
The following table sets forth a breakdown of our costs of revenue by cost components in absolute amounts and as percentages of revenues for the years indicated.
	For the year ended December 31,
	2019		2020		2021
	US$	% of Revenues	US$	% of Revenues	US$	% of Revenues
	(in thousands, except for percentages)
Cost of revenue
Material costs(1)	75,551	71.4	113,983	63.4	163,648	54.2
Third-party cloud infrastructure expenses	1,210	1.1	1,585	0.9	3,368	1.1
Employee-related costs	535	0.5	1,383	0.8	3,329	1.1
Others(2)	707	0.7	986	0.5	3,864	1.3
Total	78,003	73.7	117,937	65.6	174,209	57.7

Note:
(1)
Primarily include costs relating to the modules where the edge capabilities of IoT PaaS are embedded.

(2)
Primarily include estimated warranty costs and inventory write-downs.

Our cost of revenue has been and will continue to be affected by a number of factors, including economies of scale, improved efficiency achieved through effective R&D, and product mix, among other things. For the drivers behind the increase in the cost of revenue, see “— Discussion of Results of Operations.”
Gross Profit and Gross margin
The following table sets forth a breakdown of our gross profit and gross margins for the years indicated.
	For the year ended December 31,
	2019		2020		2021
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Gross profit and gross margin
IoT PaaS	21,922	28.7	54,433	35.9	110,874	42.4
Smart device distribution	4,386	16.0	2,873	13.0	3,304	14.9
SaaS and others	1,478	75.8	4,631	75.6	13,689	73.7
Total	27,786	26.3	61,937	34.4	127,867	42.3
Our gross margin has been and will continue to be affected by a number of factors, including economies of scale, improved efficiency achieved through effective R&D, and product mix, among other things. In 2019,

2020 and 2021, the gross margin of IoT PaaS has continued to increase, primarily due to (i) our increased economies of scale and cost savings as our business continued to grow, (ii) improved efficiency relating to IoT PaaS deployment achieved through effective R&D; and (iii) the expansion of our product mix to include more device categories that have relatively high profit margins, such as entertainment devices, smart kitchen appliances, and smart home security devices, among other things. The changes in the gross margin of smart device distribution in 2019, 2020 and 2021 were mainly due to normal fluctuations caused by different customer mix, as margin profiles vary across our smart device customers, and variable timing and amount of customer purchases from period to period. The changes in the gross margin of SaaS and others in 2019, 2020 and 2021 were due to normal fluctuations caused by changes in product mix.
In 2019, 2020 and 2021, the gross margin of SaaS and others has been consistently higher than that of IoT PaaS, primarily due to the difference in cost structure. The cost of revenue of SaaS and others consist mainly of employee costs and costs of software services (e.g. cloud infrastructure), while a substantial portion of the costs of revenue of IoT PaaS and smart device distribution relates to the more costly hardware, such as chips for IoT PaaS business and finished smart devices for our smart device distribution business. We expect to continue improving our gross profit margin in the future as we continue to improve gross margin of our IoT PaaS business and to expand our industry SaaS offerings with higher gross margin. For the drivers behind the increase in the gross margins of IoT PaaS and other related details, see “— Discussion of Results of Operations.”
Research and Development Expenses
Research and development expenses consist primarily of (i) employee-related costs, including salaries, benefits and bonuses, for our research and development personnel; (ii) share-based compensation; (iii) cloud infrastructure cost; (iv) rental and utilities; and (v) other expenses associated with our research and development activities. The following table sets forth a breakdown of our research and development expenses, in absolute amounts and as percentages of our revenues, for the years indicated.
	For the year ended December 31,
	2019		2020		2021
	US$	% of Revenues	US$	% of Revenues	US$	% of Revenues
	(in thousands, except for percentages)
Research and development expenses
Employee-related costs	38,566	36.5	59,944	33.4	134,854	44.6
Share-based compensation	1,218	1.2	2,596	1.4	14,542	4.8
Cloud infrastructure cost	4,052	3.8	5,301	2.9	7,765	2.6
Rental and utilities	3,113	2.9	3,567	2.0	6,624	2.2
Others(1)	5,054	4.8	6,022	3.3	10,504	3.5
Total	52,003	49.2	77,430	43.0	174,289	57.7

Note:
(1)
Primarily include professionals, depreciations and amortizations and testing fees.

We believe that continued investment in research and development is key to enhancing our competitive edge and achieving sustained future growth. We expect to continue to invest substantially in our research and development efforts to improve customer experience, adding new features and functionalities to our platform and products and launching new products and services.
Sales and Marketing Expenses
Sales and marketing expenses consist primarily of (i) employee-related costs, including salaries, bonuses and benefits, for our employees responsible for business development, branding and marketing; (ii) share-based compensation; (iii) marketing costs related to our developer conferences and events; and (iv) other sales and marketing expenses, including those spent on content and social media marketing.

The following table sets forth a breakdown of our sales and marketing expenses, in absolute amounts and as percentages of our revenues, for the years indicated.
	For the Year Ended December 31,
	2019		2020		2021
	US$	% of Revenues	US$	% of Revenues	US$	% of Revenues
	(in thousands, except for percentages)
Sales and marketing expenses
Employee-related costs	18,183	17.2	23,466	13.0	41,930	14.0
Share-based compensation	1,109	1.0	1,529	0.9	6,702	2.2
Marketing costs	10,374	9.8	6,300	3.5	13,637	4.5
Others	7,351	7.0	6,261	3.5	13,115	4.3
Total	37,017	35.0	37,556	20.9	75,384	25.0
In 2019, 2020 and 2021, our employee-related costs under sales and marketing expenses increased significantly, as we continued to grow our business and increased sales and marketing headcounts. We had 412, 506 and 719 sales and marketing employees as of December 31, 2019, 2020 and 2021, respectively. We plan to continue to invest in sales and marketing to promote our brand, grow our developer and partner network, and retain our existing customers and attract new customers. We expect that we will benefit from enhanced brand awareness and economies of scale which will have a positive impact on our sales and marketing efficiency. As a result, our sales and marketing expenses as a percentage of our revenue from year to year may fluctuate depending on the timing and extent of these expenses and due to seasonality.
General and Administrative Expenses
Our general and administrative expenses consist of (i) employee-related costs, including salaries, bonuses, and benefits paid to general and administrative personnel, (ii) share-based compensation, and (iii) other expenses associated with our general and administrative activities.
The following table sets forth a breakdown of our general and administrative expenses, in absolute amounts and as percentages of our revenues, for the years indicated.
	For the Year Ended December 31,
	2019		2020		2021
	US$	% of Revenues	US$	% of Revenues	US$	% of Revenues
	(in thousands, except for percentages)
General and administrative expenses
Employee-related costs	3,545	3.4	5,158	2.9	10,172	3.4
Share-based compensation	2,893	2.7	5,321	3.0	44,845	14.8
Others	5,758	5.4	7,389	4.0	16,572	5.5
Total	12,196	11.5	17,868	9.9	71,589	23.7
In 2019, 2020 and 2021, our employee-related costs under general and administrative expenses increased significantly, which was primarily due to an increase in the number of our general and administrative employees. We had 83, 115 and 183 general and administrative employees as of December 31, 2019, 2020 and 2021, respectively.
Other Operating (Expenses)/Incomes, Net
Other operating (expenses)/incomes, net primarily consist of government grants and tax refund. We recorded net other operating expenses of US$0.01 million in 2019 and net other operating incomes of US$1.1 million and US$9.8 million in 2020 and 2021, respectively.

Other Income/(Loss)
Other income/(loss) primarily consists of other non-operating incomes, net, financial income, net and foreign exchange loss, net. Our other income was US$3.1 million, US$3.1 million and US$8.6 million in 2019, 2020 and 2021, respectively.
TAXATION
Cayman Islands
We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong
Our subsidiaries in Hong Kong, including Tuya (HK) Limited, our wholly-owned subsidiary, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated taxable income that was subject to Hong Kong profits tax during 2019, 2020 and 2021.
PRC
Our subsidiaries and the consolidated VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the People’s Republic of China, (the “PRC EIT Law”), which was amended on December 29, 2018 and became effective on the same date and the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, which was amended on April 23, 2019 and became effective on the same date, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In 2019, 2020 and 2021, preferential tax treatment was available to one of our PRC subsidiaries. Hangzhou Tuya Information Technology Co., Ltd was recognized as a high-tech enterprise in November 2018, which allowed it to apply an income tax rate of 15% within the validity period of high-tech enterprise certificate. As of December 31, 2021, the renewal application of Hangzhou Tuya Information Technology Co., Ltd has been completed. Hangzhou Tuya Information Technology Co., Ltd continues qualifying as an high-tech enterprise and is entitled to enjoy the 15% beneficial tax rate for the years ending December 31, 2022, 2023 and 2024. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
We are subject to VAT on the products sold and services provided. We are also subject to surcharges on VAT payments in accordance with PRC law. The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the MOF, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Tuya (HK) Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, and may be subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, which was signed on August 21, 2006, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a Beneficial Owner of the dividend from PRC tax perspective. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, (the “Guo shui han [2009] 81”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation issued Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, (the “SAT Circular 35”), which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Tuya (HK) Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under Guo shui han [2009] 81 and other relevant tax rules and regulations. However, according to Guo shui han [2009] 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.
If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.
In addition, our PRC subsidiaries are also required to withhold a 10% (or 7% if paid to a Hong Kong resident who qualifies for the benefits of the tax treaty between China and Hong Kong) tax on interest paid under any cross-border shareholder loan. Prior to the payment of any interest and principal on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of payment of withholding tax on the interest payable on that shareholder loan.
DISCUSSION OF RESULTS OF OPERATIONS
Year Ended December 31, 2021 Compared with Year Ended December 31, 2020
Revenues
Our revenues increased by 67.9% from US$179.9 million for 2020 to US$302.1 million for 2021, primarily driven by increases in our revenue from IoT PaaS and SaaS and others.
•
IoT PaaS.   Our revenues generated from IoT PaaS increased by 72.3% from US$151.7 million for 2020 to US$261.4 million for 2021, mainly driven by increased deployment of IoT PaaS which, in turn, was driven by (i) growth in the SKUs and categories of products supported by IoT PaaS; (ii) increased sales to existing customers as their sale of smart devices continued to grow, particularly to premium IoT PaaS customers; and (iii) acquisition of new customers. Of the increase in revenues generated from IoT PaaS, US$26.2 million was due to sales to existing customers and US$83.5 million was due to sales to new customers. The number of our premium IoT PaaS customers increased from 188 for the trailing 12-month period ended December 31, 2020 to 311 for the trailing 12-month period ended December 31, 2021.

•
Smart device distribution.   Our revenues generated from smart device distribution remained relatively stable at US$22.1 million and US$22.2 million, respectively, in 2020 and 2021.

•
SaaS and others.   Our revenues generated from SaaS and others increased by 203.0% from US$6.1 million for 2020 to US$18.6 million for 2021, primarily driven by (i) an increase in revenues from the Industry SaaS business driven by acquisition of new customers and expanded deployment of Industry SaaS by existing customers, and (ii) an increase in revenues from value-added services, such as app customization services, that we offer to customers.

Cost of revenue
Our cost of revenue increased by 47.7% from US$117.9 million for 2020 to US$174.2 million for 2021, primarily driven by an increase of US$53.2 million in the cost of revenue of IoT PaaS and an increase of US$3.4 million in the cost of revenue of SaaS and others, largely driven by growth in these businesses.
Gross profit and gross margin
As a result of the foregoing, our gross profit increased by 106.4% from US$61.9 million for 2020 to US$127.9 million for 2021. Our overall gross margin increased from 34.4% for 2020 to 42.3% for 2021 primarily due to an increase in the gross margin of IoT PaaS from 35.9% to 42.4%, while the gross margin of smart device distribution and SaaS and others remained relatively stable during these periods.
•
IoT PaaS.   The gross profit of IoT PaaS increased by 103.7% from US$54.4 million for 2020 to US$110.9 million for 2021 and the gross margin of IoT PaaS increased from 35.9% for 2020 to 42.4% for 2021, primarily due to (i) our increased economies of scale and cost savings as our business continued to grow, (ii) improved efficiency relating to IoT PaaS deployment achieved through effective R&D, and (iii) the expansion of our product mix to include more device categories that have relatively high profit margin, such as entertainment devices, smart kitchen appliances, and smart home security devices, among other things.

•
Smart device distribution.   The gross profit of smart device distribution increased by 15.0% from US$2.9 million for 2020 to US$3.3 million for 2021 and the gross margin of smart device distribution increased from 13.0% for 2020 to 14.9% for 2021 due to normal fluctuations caused by different customer mix, as margin profiles vary across our smart device customers, and variable timing and amount of customer purchases from period to period.

•
SaaS and others.   Our gross profit of SaaS and others increased by 195.6% from US$4.6 million for 2020 to US$13.7 million for 2021 and the gross margin of SaaS and others decreased from 75.6% for 2020 to 73.7% for 2021. The decrease in the gross margin of SaaS and others were due to normal fluctuations caused by changes in product mix.

Research and development expenses
Our research and development expenses increased by 125.1% from US$77.4 million for 2020 to US$174.3 million for 2021. The increase was mainly attributable to an increase of US$74.9 million in employee-related costs and an increase of US$11.9 million in share-based compensation, both of which were primarily driven by an increase in the number of our research and development employees and an increase in their compensation levels, as we continued to intensify our research and development efforts. As of December 31, 2020 and 2021, we had 1,637 and 2,561 research and development employees, respectively. The increase in our research and development expenses was also driven, to a lesser extent, by an increase in cloud infrastructure cost as we continued to improve our IoT cloud development platform and grow our business.
Sales and marketing expenses
Our sales and marketing expenses increased by 100.7% from US$37.6 million for 2020 to US$75.4 million for 2021. The increase was mainly attributable to an increase of US$18.5 million in employee-related costs and an increase of US$7.3 million in marketing spending, particularly on offline marketing events such as in-person conferences or expositions, which was primarily due to the continued relaxing of COVID-related restrictions in 2021. The increase was also, to a lesser extent, attributable to an increase of US$5.2 million in share-based compensation as we continued to grow our business and increased sales and marketing headcounts. We had 506 and 719 sales and marketing employees, respectively, as of December 31, 2020 and 2021.
General and administrative expenses
Our general and administrative expenses increased by 300.7% from US$17.9 million for 2020 to US$71.6 million for 2021, mainly attributable to (i) a US$39.5 million increase in share-based compensation and a US$5.0 million increase in employee-related costs, and (ii) a US$9.2 million increase in other expenses, including professional service fees as a result of operating as a public company. The increase in share-based compensation and employee-related costs, was due to an increase in the number of our general and administrative employees. We had 115 and 183 general and administrative employees, respectively, as of December 31, 2020 and 2021.
Other operating (expenses)/incomes, net
Our other operating incomes, net, increased significantly from US$1.1 million for 2020 to US$9.8 million for 2021, which was mainly attributable to a significant increase in tax refunds and incentive subsidies granted by the PRC government in 2021.
Other income/(loss)
We generated other income of US$3.1 million and US$8.6 million, respectively, for 2020 and 2021. The increase in other income was mainly due to (i) an increase in financial income, net of US$4.1 million, primarily arising from our investments in short-term wealth-management products and securities of listed companies; and (ii) increased other non-operating incomes, net in the amount of US$2.0 million due to payment received pursuant to certain fee-sharing arrangements between us and our depositary bank.
Income tax expense
We had an income tax expense of US$0.2 million for 2020 and US$0.5 million for 2021, primarily attributable to the increases in the taxable profits of certain of our subsidiaries.
Net loss for the year
As a result of the foregoing, we recorded net loss of US$66.9 million and US$175.4 million, respectively, for 2020 and 2021.
Year Ended December 31, 2020 Compared with Year Ended December 31, 2019
Revenues
Our revenues increased by 70.0% from US$105.8 million for 2019 to US$179.9 million for 2020, primarily driven by increases in our revenue from IoT PaaS and SaaS and others, partially offset by a decrease in the revenue from smart device distribution.
•
IoT PaaS.   Our revenues generated from IoT PaaS increased by 98.6% from US$76.4 million for 2019 to US$151.7 million for 2020, mainly driven by increased deployment of IoT PaaS which, in turn, was driven by (i) growth in the SKUs and categories of products supported by IoT PaaS; and (ii) increased sales to existing customers as their sale of smart devices continued to grow and to a lesser extent, acquisition of new customers. Of the increase in revenues generated from IoT PaaS, US$62.0 million was due to sales to existing customers and US$13.3 million was due to sales to new customers.

•
Smart device distribution.   Our revenues generated from smart device distribution decreased by 19.7% from US$27.5 million for 2019 to US$22.1 million for 2020. We have operated our smart device distribution services at a relatively moderate scale, and the differences in the revenues from smart distribution services between historical periods have been primarily due to timing and amounts of the customers’ demands and purchases.

•
SaaS and others.   Our revenues generated from SaaS and others increased by 214.2% from US$2.0 million for 2019 to US$6.1 million for 2020, primarily driven by an increase in revenues from the Industry SaaS business which started to grow and an increase in revenues from value-added services we offer to customers. We launched our Industry SaaS business in March 2020, and its rapid growth since its inception was mainly driven by strong demand from business operators for sophisticated, brand-agnostic Industry SaaS offerings.

Cost of revenue
Our cost of revenue increased by 51.2% from US$78.0 million for 2019 to US$117.9 million for 2020, primarily driven by an increase of US$42.8 million in the cost of revenue of IoT PaaS and to a lesser extent, an increase of US$1.0 million in the cost of revenue of SaaS and others, largely driven by growths in these businesses. The increase in our cost of revenue was partially offset by a decrease of US$3.9 million in the cost of revenue of smart device distribution.
Gross profit and gross margin
As a result of the foregoing, our gross profit increased by 122.9% from US$27.8 million for 2019 to US$61.9 million for 2020. Our overall gross margin increased from 26.3% for 2019 to 34.4% for 2020 due to an increase in the gross margin of IoT PaaS, while the gross margin of smart device distribution decreased from 16.0% to 13.0% and the gross margin of SaaS and others remained relatively stable during these periods.
•
IoT PaaS.   The gross profit of IoT PaaS increased by 148.3% from US$21.9 million for 2019 to US$54.4 million for 2020 and the gross margin of IoT PaaS increased from 28.7% for 2019 to 35.9% for 2020, primarily due to (i) our increased economies of scale and cost savings as our business continued to grow, (ii) improved efficiency relating to IoT PaaS deployment achieved through effective R&D, and (iii) the expansion of our product mix to include more device categories with relatively high profit margins, such as entertainment devices, smart kitchen appliances, and smart home security devices, among other things.

•
Smart device distribution.   The gross profit of smart device distribution decreased by 34.5% from US$4.4 million for 2019 to US$2.9 million for 2020 and the gross margin of smart device distribution decreased from 16.0% for 2019 to 13.0% for 2020 due to normal fluctuations caused by different customer mix, as margin profiles vary across our smart device customers, and variable timing and amount of customer purchases from period to period.

•
SaaS and others.   Our gross profit of SaaS and others increased by 213.3% from US$1.5 million for 2019 to US$4.6 million for 2020 and the gross margin of SaaS and others kept relatively stable at 75.8% for 2019 and 75.6% for 2020.

Research and development expenses
Our research and development expenses increased by 48.9% from US$52.0 million for 2019 to US$77.4 million for 2020. The increase was mainly attributable to an increase of US$21.4 million in employee-related costs which, in turn, was driven by an increase in the number of our research and development employees and an increase in their compensation levels, as we continued to intensify our research and development efforts. As of December 31, 2019 and 2020, we had 1,009 and 1,637 research and development employees, respectively.
Sales and marketing expenses
Our sales and marketing expenses increased by 1.5% from US$37.0 million for 2019 to US$37.6 million for 2020. The increase was mainly attributable to an increase of US$5.3 million in employee-related costs, partially offset by a decrease of US$4.1 million in marketing spending as a result of the slowdown in our marketing efforts through in-person conferences and events due to COVID-19. We had 412 and 506 sales and marketing employees, respectively, as of December 31, 2019 and 2020.
General and administrative expenses
Our general and administrative expenses increased by 46.5% from US$12.2 million for 2019 to US$17.9 million for 2020, mainly attributable to a US$2.4 million increase in share-based compensation and

US$1.6 million increase in employee-related costs. This, in turn, was due to an increase in the number of our general and administrative employees. We had 83 and 115 general and administrative employees, respectively, as of December 31, 2019 and 2020.
Other operating (expenses)/incomes, net
We recorded other operating expenses of US$0.01 million for 2019 and recorded other operating income of US$1.1 million for 2020, which was mainly attributable to incentive subsidies granted by the PRC government to IoT companies in 2020.
Other income/(loss)
We generated other income of US$3.1 million and US$3.1 million, respectively, for 2019 and 2020. The increase in other income was mainly due to decreased foreign exchange loss, net in the amount of US$0.2 million and decreased financial income, net in the amount of US$0.1 million.
Income tax expense
We had an income tax expense of US$0.1 million for 2019 and US$0.2 million for 2020.
Net loss for the year
As a result of the foregoing, we recorded net loss of US$70.5 million and US$66.9 million, respectively, for 2019 and 2020.
DISCUSSION OF SELECTED ITEMS FROM THE CONSOLIDATED BALANCE SHEETS
The table below sets forth selected information from our consolidated balance sheets as of the dates indicated.
	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Consolidated Balance Sheets:
ASSETS
Current assets:
Cash and cash equivalents	213,258	158,792	963,938
Restricted cash	29	163	638
Short-term investments	16,663	20,976	102,134
Accounts receivable, net	5,351	12,316	32,701
Notes receivable	379	9,126	1,393
Inventories, net	23,019	42,267	62,582
Prepayments and other current assets	8,008	4,393	27,882
Total current assets	266,707	248,033	1,191,268
Non-current assets:
Property, equipment and software, net	2,840	4,374	6,805
Operating lease right-of-use assets, net	8,658	12,267	22,181
Long-term investments	430	920	26,078
Other non-current assets	769	1,729	1,818
Total non-current assets	12,697	19,290	56,882
Total assets	279,404	267,323	1,248,150
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of 739, 778 and 1,221 as of December 31, 2019, 2020 and 2021, respectively):

	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Accounts payable	12,176	23,159	12,212
Advance from customers	14,051	27,078	31,088
Deferred revenue, current	516	3,468	9,254
Accruals and other current liabilities	19,698	31,738	50,847
Income tax payable	155	159	—
Lease liabilities, current	3,763	6,326	5,697
Total current liabilities	50,359	91,928	109,098
Non-current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of 33, nil and 38 as of December 31, 2019, 2020 and 2021, respectively):
Lease liabilities, non-current	5,210	5,688	16,048
Deferred revenue, non-current	261	707	859
Other non-current liability	—	—	8,484
Total non-current liabilities	5,471	6,395	25,391
Total liabilities	55,830	98,323	134,489
Mezzanine equity
Series A convertible preferred shares (US$0.00005 par value; 65,288,360 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively; nil shares authorized, issued and outstanding as of December 31, 2021)	9,000	9,000	—
Series A-1 convertible preferred shares (US$0.00005 par value; 15,959,140 shares authorized as of December 31, 2019 and 2020, respectively; 12,222,267 shares issued and outstanding as of December 31, 2019 and 2020, respectively; nil shares authorized, issued and outstanding as of December 31, 2021)	2,680	2,680	—
Series B convertible preferred shares (US$0.00005 par value; 90,782,550 shares authorized as of December 31, 2019 and 2020, respectively; 87,756,440 shares issued and outstanding as of December 31, 2019 and 2020, respectively; nil shares authorized, issued and outstanding as of December 31, 2021)	29,000	29,000	—
Series C convertible preferred shares (US$0.00005 par value; 60,469,840 shares authorized as of December 31, 2019 and 2020, respectively; 60,468,490 shares issued and outstanding as of December 31, 2019 and 2020, respectively; nil shares authorized, issued and outstanding as of December 31, 2021)	115,007	115,007	—
Series D convertible preferred shares (US$0.00005 par value; 75,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 52,428,242 shares issued and outstanding as of December 31, 2019 and 2020, respectively; nil shares authorized, issued and outstanding as of December 31, 2021)	177,980	177,980	—
Total mezzanine equity	333,667	333,667	—
Shareholders’ (deficit)/equity:
Ordinary shares (US$0.00005 par value; 692,500,110 shares authorized, 221,980,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively; nil shares authorized, issued and outstanding as of December 31, 2021)	11	11	—

	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Class A ordinary shares (US$0.00005 par value; nil, nil and 600,000,000 shares authorized as of December 31, 2019, 2020 and 2021, respectively; nil, nil and 491,846,560 shares issued as of December 31, 2019, 2020 and 2021, respectively; nil, nil and 480,241,752 shares outstanding as of December 31, 2019, 2020 and 2021, respectively)	—	—	25
Class B ordinary shares (US$0.00005 par value; nil, nil and 200,000,000 shares authorized as of December 31, 2019, 2020 and 2021, respectively; nil, nil and 79,400,000 shares issued and outstanding as of December 31, 2019 and 2020 and 2021, respectively)	—	—	4
Treasury stock (US$0.00005 par value; nil, nil and 11,604,808 shares as of December 31, 2019, 2020 and 2021, respectively)	—	—	(46,930)
Additional paid-in capital	17,869	27,315	1,526,140
Subscription receivables from shareholders	(10)	—	—
Accumulated other comprehensive (loss)/income	(2,401)	481	2,320
Accumulated deficit	(125,562)	(192,474)	(367,898)
Total shareholders’ (deficit)/equity	(110,093)	(164,667)	1,113,661
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	279,404	267,323	1,248,150

Net Current Assets and Liabilities
The following table sets forth our current assets and liabilities as of the dates indicated:
	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Current assets
Cash and cash equivalents	213,258	158,792	963,938
Restricted cash	29	163	638
Short-term investments	16,663	20,976	102,134
Accounts receivable, net	5,351	12,316	32,701
Notes receivable	379	9,126	1,393
Inventories, net	23,019	42,267	62,582
Prepayments and other current assets	8,008	4,393	27,882
Total current assets	266,707	248,033	1,191,268
Current liabilities
Accounts payable	12,176	23,159	12,212
Advance from customers	14,051	27,078	31,088
Deferred revenue, current	516	3,468	9,254
Accruals and other current liabilities	19,698	31,738	50,847
Income tax payable	155	159	—
Lease liabilities, current	3,763	6,326	5,697
Total current liabilities	50,359	91,928	109,098
Net current assets	216,348	156,105	1,082,170
Our net current assets increased from US$156.1 million as of December 31, 2020 to US$1,082.2 million as of December 31, 2021, primarily due to (i) an increase in cash and cash equivalents from US$158.8 million as of December 31, 2020 to US$963.9 million as of December 31, 2021, primarily attributable to the proceeds from pre-IPO financing conducted in early 2021, our initial public offering on the NYSE completed in March 2021 and the exercise of IPO-related over-allotment option in April 2021, (ii) an increase in short-term investments from US$21.0 million as of December 31, 2020 to US$102.1 million as of December 31, 2021, and (iii) an increase in accounts receivables, net from US$12.3 million as of December 31, 2020 to US$32.7 million as of December 31, 2021, primarily driven by our overall business expansion. The increase was partially offset by an increase in accruals and other current liabilities from US$31.7 million as of December 31, 2020 to US$50.8 million as of December 31, 2021 mainly driven by our business growth.
Our net current assets decreased from US$216.3 million as of December 31, 2019 to US$156.1 million as of December 31, 2020, primarily due to a decrease in cash and cash equivalents from US$213.3 million as of December 31, 2019 to US$158.8 million as of December 31, 2020. The decrease was also due to (i) an increase in advance from customers from US$14.1 million as of December 31, 2019 to US$27.1 million as of December 31, 2020, (ii) an increase in accruals and other current liabilities from US$19.7 million as of December 31, 2019 to US$31.7 million as of December 31, 2020, and (iii) an increase in accounts payable from US$12.2 million as of December 31, 2019 to US$23.2 million as of December 31, 2020, all of which were primarily driven by our overall business growth. The decrease was partially offset by an increase in inventories, net from US$23.0 million as of December 31, 2019 to US$42.3 million as of December 31, 2020, which was primarily because we have strategically increased our inventory to support the growth of our IoT PaaS business.
Assets
Cash and cash equivalents
Our cash and cash equivalents primarily include cash in bank and time deposits placed with banks or other financial institutions which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. We had cash and cash equivalents of US$213.3 million, US$158.8 million and US$963.9 million, respectively, as of December 31, 2019, 2020 and 2021. The significant increase in our cash and cash equivalents between December 31, 2020 and 2021 was primarily attributable to the proceeds from pre-IPO financing conducted in early 2021, our initial public offering on the NYSE completed in March 2021 and the exercise of IPO-related over-allotment option in April 2021.
Short-term investments
With respect to our short-term investments, our investment strategies were mainly focused on low-risk financial instruments issued by financial institutions with high credit ratings. We maintain relevant internal control mechanism in making such investments, under which financial department will coordinate in the operation procedures, including making financial plans for idle cash, quotation and enquiry, transfer of money, yield management, internal risk control and accounting treatment, and subject to the nature of the short-term investments, we require management’s or Board’s approval before entering into any relevant agreements for such investments. We have established a treasury team of members with financial expertise in managing investment in financial products and analyzing the investment performances. These bodies of our company have been and will continue to work together to ensure that our investments in financial products are consistent with our investment strategies, risk management and internal control policies. Such short-term investments will also be subject to the compliance with Chapter 14 of the Rules after Listing.
The following table sets forth our short-term investments as of the dates indicated:
	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Wealth management products	16,663	—	—
Time deposits	—	20,976	97,510
Equity securities with readily determinable fair value	—	—	4,624
	16,663	20,976	102,134

Our wealth management products as of December 31, 2019 mainly consisted of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased or revolving terms. Such wealth management products were generally described as having low or middle levels of risks in the product description manuals published by the issuing banks. The underlying assets of such wealth management products were mainly investments in various types of assets meeting regulatory requirements and are highly liquid with higher market credit rating, including bonds, inter-bank deposits, bond funds and other money market instruments. For 2019, 2020 and 2021, the weighted average return of such wealth management products was 3.2%, 2.9% and 2.7%, respectively.
Our equity securities with readily determinable fair value as of December 31, 2021 relate to our investment in the ordinary shares of a listed company.
Our time deposits classified as short-term investments refer to those placed with banks or other financial institutions which have original maturities of more than three months and less than one year. Such time deposits increased significantly from US$21.0 million as of December 31, 2020 to US$97.5 million as of December 31, 2021, primarily attributable to the proceeds from pre-IPO financing conducted in early 2021, our initial public offering completed in March 2021 and the exercise of IPO-related over-allotment option in April 2021.
Inventories, net
Our inventories, net consist primarily of (i) raw materials and work in process, both of which relate to the modules and chips for our IoT PaaS business; and (ii) finished goods, which are mainly finished smart devices purchased from manufacturers for our smart device distribution business.
The following table sets forth a breakdown of our inventories, net as of the dates indicated:
	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Raw materials	14,686	29,472	55,845
Work in process	2,795	3,513	3,359
Finished goods	5,805	10,043	5,958
Low value consumables and spare parts	21	117	145
Inventories, gross	23,307	43,145	65,307
Less: inventory write-downs	(288)	(878)	(2,725)
Inventories, net	23,019	42,267	62,582
Our inventories, net, including its main components, have generally continued to increase in 2019, 2020 and 2021 which was driven by the growth of our IoT PaaS business during the same period.
The following table sets forth our inventories turnover days for the years indicated. Inventories turnover days for a year equals the average of the opening and closing inventories gross balance divided by cost of revenue for the relevant year and multiplied by the number of days in the relevant year.
	For the year ended December 31,
	2019	2020	2021
		(days)
Inventories turnover days	83	103	114
Since late 2020, amid the foreseen global shortage of chips, we have been strategically increasing our inventories to minimize lead time, ensure timely delivery to our customers, and meet our future business needs. As a result, our inventories turnover days increased from 83 days in 2019 to 103 days in 2020, and further increased to 114 days in 2021.
The following table sets forth the aging analysis of our inventories as of the dates indicated.

	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Inventories, gross
Within 1 year	22,820	39,202	61,976
1 – 2 years	487	3,943	3,331
Total	23,307	43,145	65,307
As of March 31, 2022, US$13.7 million, or 21.0%, of our total inventories as of December 31, 2021 had been subsequently sold or utilized.
In 2019, 2020 and 2021, we have not experienced material recoverability issues with our inventories. A significant portion of our inventories currently consist of IoT-related chips which we believe have a high level of marketability given the continued high market demand for chips and related components. We also have in place dedicated personnel who continuously monitor aging conditions and marketability of our inventories with a view to identifying obsolete and slow-moving inventories so that we can promptly take appropriate remedial measures accordingly. Our management also reviews the recoverability of our inventories as of the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In light of these, we do not expect to experience any material issue in recoverability of inventories in the foreseeable future.
Accounts receivable, net
Our accounts receivable, net consist primarily of outstanding payments due from customers in connection with the services or products we provide.
The following table sets forth the breakdown of our account receivables, net as of the dates indicated.
	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Accounts receivable, gross	5,731	12,904	34,345
Less: allowance for doubtful accounts	(380)	(588)	(1,644)
Accounts receivable, net	5,351	12,316	32,701
Our accounts receivable, net increased from US$5.4 million as of December 31, 2019 to US$12.3 million as of December 31, 2020, and further to US$32.7 million as of December 31, 2021, which was generally in line with our business and customer base expansion. The increase in accounts receivable, net between December 31, 2020 and 2021 was also in part due to the more favorable payment terms that we offered to select customers with a good track record to help them mitigate the impact of the challenging macro environment. The increase in allowance for doubtful accounts between December 31, 2020 and 2021 was mainly in line with the increase in accounts receivable balances.
The following table sets forth our accounts receivable turnover days for the years indicated. Accounts receivable turnover days for a year equals the average of the opening and closing accounts receivable, gross balance divided by revenue for the relevant year and multiplied by the number of days in the relevant year.
	For the year ended December 31,
	2019	2020	2021
		(days)
Accounts receivable turnover days	13	19	29
The accounts receivable turnover days has continued to increase in 2019, 2020 and 2021, primarily due to our rapid business growth and as we had different and more diversified settlement terms with different customers as our customer base continued to grow in size and diversity. The increase in accounts receivable turnover days in 2021 as compared to 2020 was in part due to the more favorable payment terms we offered to select customers to help them mitigate the impact of the challenging macro environment.
The following table sets forth the aging analysis of our accounts receivable as of the dates indicated.
	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Accounts receivable, gross
0 – 3 months	4,077	10,806	29,962
3 – 6 months	716	1,196	1,279
6 – 12 months	456	314	1,444
Over 1 year	482	588	1,660
Total	5,731	12,904	34,345
As of March 31, 2022, US$12.9 million, or 37.6%, of our accounts receivable as of December 31, 2021 had been subsequently settled. In the first quarter of 2022, we offered more flexible payment terms to creditworthy customers with a track record of on-time payment to help them mitigate the impact of the challenging macro environment, including the impact caused by the resurgence of the COVID-19 in some major cities in China.
In 2019, 2020 and 2021, we have not experienced material recoverability issues for our accounts receivable. We assess the creditworthiness of each customer when providing services and may require the customers to make advance payments or a deposit before the services are rendered. Our trade receivables are primarily due to customers that have maintained robust credit profiles with whom we have long-term established business relationships. We offer more flexible payment terms to customers that we believe are creditworthy with a track record of on-time payments. Before extending customers’ payment terms, we perform extensive analysis into their creditworthiness, business conditions and financial profiles to ensure they have the ability to pay as per agreed-upon schedules. In addition, we have dedicated internal teams responsible for continually monitoring the credit profiles and operating and financial conditions of our customers and proactively following up with our customers to ensure recoverability. Substantially all of the customers with whom we had accounts receivable outstanding as of December 31, 2021 have agreed to pay us by the agreed-upon due date, and none of such accounts receivable are currently in dispute. In light of these, we do not expect to experience any material issue in recoverability of accounts receivable in the foreseeable future.
Operating lease right-of-use assets, net
Our operating lease right-of-use assets, net were US$8.7 million, US$12.3 million and US$22.2 million, respectively, as of December 31, 2019, 2020 and 2021. Our operating lease right-of-use assets, net relate primarily to our leases of our office spaces and warehouses.
Notes receivables
Our notes receivables consist primarily of bank acceptance notes received from our customers as a substitute for cash to settle their payment obligations. Our notes receivables were US$0.4 million, US$9.1 million and US$1.4 million, respectively, as of December 31, 2019, 2020 and 2021. The higher or lower balance of our notes receivables as of balance sheet dates was due to the collection and redemption of bank acceptance notes during the corresponding period.
As of March 31, 2022, US$0.7 million, or 49.2%, of our notes receivables as of December 31, 2021 had been subsequently settled.
Prepayments and other current assets
Our prepayments and other current assets were US$8.0 million, US$4.4 million and US$27.9 million, respectively, as of December 31, 2019, 2020 and 2021.

The following table sets forth a breakdown of our prepayments and other current assets as of the dates indicated.
	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Prepayments and other current assets
Advance to suppliers	6,505	3,882	12,529
Prepayment for share repurchase	—	—	10,355
Deferred dual primary listing related costs	—	—	3,049
Rental deposits	146	136	438
VAT recoverable	699	92	621
Receivables from third-party payment platforms	525	256	175
Interest receivable	120	—	123
Others	13	27	592
Total	8,008	4,393	27,882
The decrease in our prepayments and other current assets from US$8.0 million as of December 31, 2019 to US$4.4 million as of December 31, 2020 was primarily attributable to (i) a decrease in advance to suppliers of US$2.6 million, primarily due to our lower revenue from smart device distribution business in 2020 than in 2019, and (ii) the decrease of VAT recoverable of US$0.6 million due to the rapid business development and growth of revenues. Our prepayments and other current assets increased from US$4.4 million as of December 31, 2020 to US$27.9 million as of December 31, 2021, primarily due to (i) increases in advance to suppliers which, in turn, was driven by our overall business, and (ii) pre-payment for share repurchase of US$10.4 million, representing the amounts that we paid to the broker authorized to repurchase ADSs from the public market on behalf of us.
Property, equipment and software, net
Our property, equipment and software, net consist primarily of leasehold improvements, which relate mainly to our leased office spaces, computers and electronic equipment, office equipment, software and construction in progress. Our property, equipment and software, net increased from US$2.8 million as of December 31, 2019 to US$4.4 million as of December 31, 2020 and further to US$6.8 million as of December 31, 2021, which was primarily due to acquisition of computer and electric equipment and expansion of office spaces to accommodate our increasing headcount.
Long-term investments
Our long-term investments consist primarily of our long-term investments in the securities of listed or privately held companies. Our long-term investments increased from US$0.4 million as of December 31, 2019 to US$0.9 million as of December 31, 2020 due to our investments in the shares of certain listed companies. Our long-term investments increased from US$0.9 million as of December 31, 2020 to US$26.1 million as of December 31, 2021, primarily because we recorded investment in available-for-sale debt securities of US$25.6 million as of December 31, 2021. Such investment relates to the redeemable shares that we held in a number of privately held companies across the IoT value chain. For all of these investments, since we have the right to request each investee to redeem our investments at our investment cost plus the interest if certain predetermined conditions are met, such redeemable shares were classified as available-for-sale debt investments and were measured at their fair value. These investees include two OEMs who are also our IoT PaaS customers. One of these OEMs is principally engaged in the smart electrical business and the other is mainly engaged in the smart lighting business. We consider both OEMs to be among the most competitive and promising players in their respective industries. We believe our investments in these two companies allow us to leverage their expertise and market leadership, broaden our reach to potential brands and customers and partners, and ultimately help fulfil our mission to build a vibrant IoT ecosystem.

We have dedicated personnel in place who are responsible for identifying targets of long-term investments and reviewing and pursuing strategic investments. These personnel have extensive experience in corporate finance and M&A in the technology and IoT industries. We make investment decisions on a case-by-case basis based on the consideration of a number of factors, including the target’s track record and growth potential; the quality of its management team, as well as the target’s potential to generate synergies with our existing operations. Going forward, we intend to continue to pursue additional investment opportunities that can enrich our existing capabilities, strengthen our advantages and complement our operations.
Liabilities
Accounts payable
Our accounts payable represent our payment obligations to outside suppliers of goods and services, such as cloud services, that are directly associated with the provision of our products and services. Our accounts payable increased from US$12.2 million as of December 31, 2019 to US$23.2 million as of December 31, 2020, primarily attributable to our overall business growth. Our accounts payable decreased from US$23.2 million as of December 31, 2020 to US$12.2 million as of December 31, 2021, because substantial amounts of accounts payable became due and were settled during 2021. Our suppliers generally offer us credit terms ranging from approximately 30 days to approximately 90 days.
The following table sets forth our accounts payable turnover days for the years indicated. Accounts payable turnover days for a year equals the average of the opening and closing accounts payable balance divided by cost of revenue for the relevant year and multiplied by the number of days in the relevant year.
	For the year ended December 31,
	2019	2020	2021
		(days)
Accounts payable turnover days	39	55	37
The accounts payable turnover days has decreased from 55 days in 2020 to 37 days in 2021, primarily because in 2021, we had more upfront payment for our purchases to reserve supplier capacities due to the global chip shortage. The accounts payable turnover days has increased from 39 days in 2019 to 55 days in 2020, due to the increased purchases to support our rapid business growth.
The following table sets forth the aging analysis of our accounts payable as of the dates indicated.
	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Accounts payable
0 – 3 months	10,913	22,120	11,493
3 – 6 months	70	1,039	209
6 – 12 months	1,193	—	215
Over 1 year	—	—	295
Total	12,176	23,159	12,212
As of March 31, 2022, US$10.4 million, or 85.4%, of our accounts payable as of December 31, 2021 had been subsequently settled.
Advance from customers
Our advance from customers represents cash payments made upfront by our customers for our products and services provided. Our advance from customers increased from US$14.1 million as of December 31, 2019 to US$27.1 million as of December 31, 2020, and further to US$31.1 million as of December 31, 2021, primarily attributable to our overall business and customer base expansion. From December 31, 2020 to December 31, 2021, the increase in our advance from customers was relatively small, mainly due to the more relaxed payment terms that we offered to select customers with a good track record to help them mitigate the impact of the challenging macro environment.
Accruals and other current liabilities
Our accruals and other current liabilities consist primarily of (i) salary and welfare payable; (ii) tax payables; (iii) membership fee to be refunded to our IoT PaaS customers who enrolled in our membership programs; (iv) fees payable to third-party advertising and promotion agencies; (v) payments due to cloud infrastructure and IT related services providers; and (vi) payments due to third-party professional services providers. IoT PaaS customers who enroll in our membership programs can pay a membership fee in exchange for discounts at various levels based on their expected volume of purchases. Under the membership agreements, the membership fees are generally not refundable when the membership expires unless specified volume requirements are met. However, historically we have usually approved refund even if such volume requirements were not met, as a way to reward our customers.
The following table sets forth the breakdown of accruals and other current liabilities as of the dates indicated:
	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Accruals and other current liabilities
Salary and welfare payable	11,933	20,655	30,597
Professional service fee payables	892	625	5,558
Advertising and promotion fee payables	2,192	2,157	4,172
Cloud infrastructure and IT related services fee payables	1,790	1,705	3,110
Payment from depositary bank, current	—	—	2,611
Tax payables	1,016	3,189	1,796
Sales return allowances	—	—	709
Membership fee to be refunded	1,204	2,537	471
Product warranty	316	391	339
Others	355	479	1,484
Total	19,698	31,738	50,847
Our accruals and other current liabilities increased from US$19.7 million as of December 31, 2019 to US$31.7 million as of December 31, 2020, primarily attributable to (i) the increase in salary and welfare payable; and (ii) an increase in tax payable, both of which are mainly driven by our business growth. The increase in accruals and other current liabilities from US$31.7 million as of December 31, 2020 to US$50.8 million as of December 31, 2021 was primarily attributable to (i) the increase in salary and welfare payable driven by our business growth; and (ii) an increase in professional service fee payables, due to incurred in connection with our preparation for the Global Offering.
Lease liabilities
Our lease liabilities represent the present value of outstanding lease payments under our leases of office spaces and warehouses. Our lease liabilities increased from US$9.0 million as of December 31, 2019 to US$12.0 million as of December 31, 2020, and further to US$21.7 million as of December 31, 2021, primarily driven by our overall business growth and increased headcounts.
The following table sets forth details of our lease liabilities as of the dates indicated:
	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Operating lease liabilities – current	3,763	6,326	5,697

	As of December 31,
	2019	2020	2021
	(US$ in thousands)
Operating lease liabilities – non-current	5,210	5,688	16,048
Total lease liabilities	8,973	12,014	21,745
Weighted-average remaining lease term Operating leases	2.62 years	2.26 years	3.81 years
Weighted-average discount rate Operating lease	4.75% per annum	4.75% per annum	4.75% per annum
Deferred revenue
Our deferred revenue relate primarily to (i) the cloud-based connectivity and basic IoT services we provide to customers as part of IoT PaaS; (ii) membership programs we offer to our IoT PaaS customers where they pay membership fees in exchange for discounts in their payments for IoT PaaS; and (iii) Industry SaaS. The revenue generated from these services are deferred and subsequently recognized over a certain period of time.
Our deferred revenue were US$0.8 million, US$4.2 million and US$10.1 million, respectively, as of December 31, 2019, 2020 and 2021. The increase in our deferred revenue in 2019, 2020 and 2021 was primarily driven by the rapid growth in our IoT PaaS and Industry SaaS as well as the increased number of IoT PaaS customers who enrolled in our membership programs.
KEY FINANCIAL RATIOS
The following table sets forth certain of our key financial ratios for the years indicated.
	For the year ended December 31,
	2019	2020	2021
Revenue growth
IoT PaaS	N/A	98.6%	72.3%
Smart device distribution	N/A	(19.7)%	0.4%
SaaS and others	N/A	214.2%	203.0%
Total revenue growth	N/A	70.0%	67.9%
Gross margin
IoT PaaS	28.7%	35.9%	42.4%
Smart device distribution	16.0%	13.0%	14.9%
SaaS and others	75.8%	75.6%	73.7%
Total gross margin	26.3%	34.4%	42.3%
Adjusted net margin (non-GAAP financial measure)(1)	(61.7)%	(31.9)%	(36.2)%

Note:
(1)
Adjusted net margin (non-GAAP financial measure) is calculated by dividing adjusted net loss (non-GAAP financial measure) by our revenues. For an explanation of our reason for using adjusted loss (non-GAAP financial measure) and a reconciliation of adjusted loss (non-GAAP financial measure) to net loss for the years indicated, see “Financial Information — Non-GAAP Financial Measure.”

In 2019, 2020 and 2021, our overall gross margin profiles have generally continued to improve, which was primarily due to (i) improved gross margin of IoT PaaS, (ii) increased revenue contribution from Industry SaaS which has a relatively high gross margin, and (iii) improved efficiency as a result of our continued investment in R&D. For a more comprehensive discussion of the factors affecting our key financial ratios in 2019, 2020 and 2021, see “Financial Information — Discussion of Results of Operations.”

LIQUIDITY AND CAPITAL RESOURCES
The following table presents our consolidated cash flow data for the years presented.
	For the year ended December 31,
	2019	2020	2021
	(US$ in thousands)
Operating cash flows before movements in working capital	(60,962)	(51,032)	(94,333)
Change in working capital	4,399	1,821	(31,770)
Net cash used in operating activities	(56,563)	(49,211)	(126,103)
Net cash generated from/(used in) investing activities	8,491	(7,852)	(112,957)
Net cash generated from/(used in) financing activities	174,230	(172)	1,041,802
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(481)	2,903	2,879
Net increase/(decrease) in cash and cash equivalents, restricted cash	125,677	(54,332)	805,621
Cash and cash equivalents, restricted cash at the beginning of the year	87,610	213,287	158,955
Cash and cash equivalents, restricted cash at the end of the year	213,287	158,955	964,576
In 2019, 2020 and 2021 and up to the Latest Practicable Date, our principal sources of liquidity have been cash generated from our operations, private sales of equity securities and proceeds from our initial public offering.
Net Cash Used in Operating Activities
Net cash used in operating activities was US$126.1 million in 2021. The difference between our net loss of US$175.4 million and the net cash used in operating activities was mainly due to (i) share-based compensation of US$66.1 million primarily driven by our increased headcounts, (ii) an increase in accruals and other payables of US$19.1 million, largely driven by our overall business growth, (iii) amortization of right-of-use assets of US$7.0 million, and (iv) an increase in deferred revenue of US$5.9 million, driven by the rapid growth in our IoT PaaS and Industry SaaS as well as the increased number of IoT PaaS customers enrolled in our membership programs, partially offset by (i) an increase in inventories of US$22.1 million, and (ii) an increase in accounts receivable of US$23.4 million, both of which are largely driven by our business and customer base expansion.
Net cash used in operating activities was US$49.2 million in 2020. The difference between our net loss of US$66.9 million and the net cash used in operating activities was mainly due to (i) an increase in advance from customers of US$13.0 million which was largely driven by our overall business growth and increased number of customers, (ii) an increase in accruals and other payables of US$11.9 million, (iii) an increase in accounts payables of US$11.0 million due to increased payables to our suppliers which, in turn, was largely driven by our overall business growth, and (iv) share-based compensation of US$9.4 million, partially offset by (i) an increase in inventories of US$19.8 million as we strategically increased our inventory to support the growth of our IoT PaaS business, (ii) an increase in notes receivable of US$8.7 million due to increased customer payments in the form of bank acceptance notes, driven by our overall business and customer base expansion; and (iii) an increase in accounts receivable of US$7.2 million, driven by our overall business growth and increased number of customers.
Net cash used in operating activities was US$56.6 million in 2019. The difference between our net loss of US$70.5 million and the net cash used in operating activities was mainly due to (i) an increase in accruals and other payables of US$11.8 million, (ii) an increase in accounts payable of US$7.5 million, (iii) share-based compensation of US$5.2 million, and (iv) an increase in amortization of right-of use assets of US$2.6 million, partially offset by (i) an increase in inventories of US$11.0 million, (ii) an increase in accounts receivable of US$4.0 million and (iii) a decrease in lease liabilities of US$2.3 million. The foregoing increases in accounts payable, inventories, and accounts receivable were primarily driven by our overall business growth in 2019.
In the future, we expect to leverage the following to improve our net operating cash outflow position by taking advantage of (i) our continuous revenue growth fueled by our growing customer base and enhanced customer engagement; (ii) our improved gross profit margin due to IoT PaaS margin expansion and the optimization of our revenue structure; (iii) our improved operating leverage as we expect our revenue growth to exceed the increase in expenses gradually; and (iv) our working capital improvement strategies. For example, to improve and refine our management of working capital, we will continue to leverage our industry leading position to negotiate for more favourable contractual terms with our customers and suppliers. For more details, see “Business — Business Sustainability.”
Net Cash (Used in)/Generated from Investing Activities
Net cash used in investing activities was US$113.0 million in 2021, which was primarily attributable to (i) payment for short-term investments of US$468.7 million, (ii) payment for long-term investments of US$21.3 million, (iii) purchase of property, equipment and software of US$6.2 million, and (iv) provision of bridge loans of US$2.9 million, partially offset by proceeds from disposal of short-term investments of US$385.5 million. Our short-term investments mainly include time deposits and wealth management products offered by banks or other financial institutions in the PRC. The foregoing bridge loans relate to the short-term loans that we provided to two OEMs in September 2021. These two OEMs are also our IoT PaaS customers. We provided these loans as a way to secure our right to make equity investments in these companies. Both loans are interest-free and both loan agreements gave us the option to make equity investments in the borrowers. We have not entered into arrangements similar to the foregoing bridge loans with any other parties in 2019, 2020 and 2021. By December 31, 2021, both loans had been fully paid and we had acquired equity interests in these two companies pursuant to the applicable loan agreements. We have accordingly recorded available-for-sale debt securities classified as long-term investments of US$25.6 million as of December 31, 2021. For more information about such long-term investments, see “Discussion of Selected Items from the Consolidated Balance Sheets — Assets — Long-term Investments.”
Net cash used in investing activities was US$7.9 million in 2020, which was primarily attributable to payment for short-term investments of US$196.8 million, partially offset by (i) proceeds from disposal of short-term investments of US$192.5 million and (ii) proceeds from disposal of a long-term investment of US$0.2 million.
Net cash generated from investing activities was US$8.5 million in 2019, which was primarily attributable to (i) proceeds from disposal of short-term investments of US$281.5 million and (ii) proceeds from disposal of property, equipment and software of US$5.0 thousand, partially offset by (i) payment for short-term investments of US$270.4 million, (ii) purchase of property, equipment and software of US$2.5 million and (iii) payment for long-term investments of US$0.1 million.
Net Cash Generated from/(used in) Financing Activities
Net cash generated from financing activities in 2021 was US$1,041.8 million, which was due to (i) net proceeds from our initial public offering on the NYSE completed in March 2021 and related over-allotment option of US$904.7 million, (ii) proceeds from issuance of ordinary shares prior to our initial public offering on the NYSE of US$200.0 million, and (iii) proceeds from exercise of share options of US$1.1 million, partially offset by payment for repurchase of ordinary shares of US$64.0 million.
Net cash used in financing activities in 2020 was US$0.2 million, which was due to payments of deferred offering costs of US$0.2 million, partially offset by subscription contributions from shareholders of US$0.01 million.
Net cash generated from financing activities in 2019 was US$174.2 million, which was primarily attributable to the net proceeds from issuance of Series D convertible preferred shares to investors in September and November 2019 of US$178.0 million, partially offset by a payment for repurchase of convertible preferred shares of US$3.8 million. See “History, Development and Corporate Structure” for details of the above-mentioned issuance of preferred shares.
Working Capital
As of December 31, 2021, we had US$1,066.1 million in cash and cash equivalents and short-term investments. As of December 31, 2021, cash and cash equivalents of total equivalent to US$89.2 million were held by our subsidiaries in the PRC; cash and cash equivalents, mainly denominated in US$, of total equivalent to US$948.2 million were held by our subsidiaries in Hong Kong; and the cash and cash equivalents, mainly denominated in U.S. dollars, EUR, and Japanese Yen, of total equivalent to US$28.7 million were held by Tuya Inc. and its other overseas subsidiaries. Our cash and cash equivalents and short-term investments consist of bank deposits and investments in short-term wealth management products offered by financial institutions in the PRC, most of which have original maturities of three months or less when purchased.
Working Capital Sufficiency Statement
Our Directors believe that taking into account our current cash and cash equivalents, balance of short-term investments, and the estimated net proceeds from the Global Offering, we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document. Taking into account the above as well as the written confirmation from the Company in respect of working capital sufficiency and due diligence work conducted by the Joint Sponsors, nothing has come to the attention of the Joint Sponsors that will cause them to disagree with the Directors’ view above.
We intend to finance our future working capital requirements and capital expenditures primarily from cash expected to be generated from operating activities and funds raised from financing activities, including the net proceeds we will receive from the Global Offering. We may not be able to obtain additional financing on terms favorable to us, if at all.
Additionally, historically we have not been profitable or generated positive operating cash flows. We generated net loss of US$70.5 million, US$66.9 million and US$175.4 million in 2019, 2020 and 2021, respectively. We recorded net cash operating outflows of US$56.6 million, US$49.2 million and US$126.1 million in 2019, 2020 and 2021.
CAPITAL EXPENDITURES
Our capital expenditures are incurred primarily in connection with purchase of property, equipment and software. Our capital expenditures were US$2.5 million, US$3.2 million and US$6.2 million, respectively, in 2019, 2020 and 2021. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering and the Global Offering.
RECONCILIATION BETWEEN U.S. GAAP AND IFRS
It should be noted that the consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. Classification and measurement of preferred shares, issuance costs, operating leases, share-based compensation and expected credit loss are our material reconciling items.
The effect of material differences between our historical financial information prepared under U.S. GAAP and IFRS is as follows.

	As of December 31, 2019
Consolidated balance sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	(US$ in thousands)
		Classification and measurement of preferred shares	Listing expenses	Operating leases	Share-based compensation	Expected credit loss	Long-term investments
		(Note (a))	(Note (b))	(Note (c))	(Note (d))	(Note (e))	(Note (f))
Operating lease right-of- use assets, net	8,658	—	—	(65)	—	—	—	8,593
Accounts receivable, net	5,351	—	—	—	—	(207)	—	5,144
Notes receivable	379	—	—	—	—	(2)	—	377
Prepayments and other current assets	8,008	—	—	—	—	—	—	8,008
Long-term investments	430	—	—	—	—	—	—	430
Financial assets at fair value through profit or loss	—	—	—	—	—	—	—	—
Other non-current assets	769	—	—	—	—	—	—	769
Total assets	279,404	—	—	(65)	—	(209)	—	279,130
Financial liabilities at fair value through profit or loss	—	876,933	—	—	—	—	—	876,933
Total liabilities	55,830	876,933	—	—	—	—	—	932,763
Mezzanine equity	333,667	(333,667)	—	—	—	—	—	—
Accumulated deficit	(125,562)	(565,211)	—	(65)	(2,100)	(209)	—	(693,147)
Accumulated other comprehensive (loss)/income	(2,401)	18,515	—	—	—	—	—	16,114
Additional paid-in capital	17,869	3,430	—	—	2,100	—	—	23,399
Total shareholder’s deficit	(110,093)	(543,266)	—	(65)	—	(209)	—	(653,633)

	As of December 31, 2020
Consolidated balance sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	(US$ in thousands)
		Classification and measurement of preferred shares	Listing expenses	Operating leases	Share-based compensation	Expected credit loss	Long-term investments
		(Note (a))	(Note (b))	(Note (c))	(Note (d))	(Note (e))	(Note (f))
Operating lease right-of-use assets, net	12,267	—	—	(180)	—	—	—	12,087
Accounts receivable, net	12,316	—	—	—	—	(236)	—	12,080
Notes receivable	9,126	—	—	—	—	(59)	—	9,067
Prepayments and other current assets	4,393	—	—	—	—	(7)	—	4,386
Long-term investments	920	—	—	—	—	—	—	920
Financial assets at fair value through profit or loss	—	—	—	—	—	—	—	—
Other non-current assets	1,729	—	(159)	—	—	—	—	1,570
Total assets	267,323	—	(159)	(180)	—	(302)	—	266,682
Financial liabilities at fair value through profit or loss	—	2,893,045	—	—	—	—	—	2,893,045
Total liabilities	98,323	2,893,045	—	—	—	—	—	2,991,368
Mezzanine equity	333,667	(333,667)	—	—	—	—	—	—
Accumulated deficit	(192,474)	(2,582,300)	(159)	(180)	(5,492)	(302)	—	(2,780,907)
Accumulated other comprehensive income	481	19,492	—	—	—	—	—	19,973
Additional paid-in capital	27,315	3,430	—	—	5,492	—	—	36,237
Total shareholder’s deficit	(164,667)	(2,559,378)	(159)	(180)	—	(302)	—	(2,724,686)

	As of December 31, 2021
Consolidated balance sheet data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
		(US$ in thousands)
		Classification and measurement of preferred shares	Listing expenses	Operating leases	Share-based compensation	Expected credit loss	Long-term investments
		(Note (a))	(Note (b))	(Note (c))	(Note (d))	(Note (e))	(Note (f))
Operating lease right-of-use assets, net	22,181	—	—	(263)	—	—	—	21,918
Accounts receivable, net	32,701	—	—	—	—	(632)	—	32,069
Notes receivable	1,393	—	—	—	—	(49)	—	1,344
Prepayments and other current assets	27,882	—	(2,148)	—	—	(23)	—	25,711
Long-term investments	26,078	—	—	—	—	—	(25,583)	495
Financial assets at fair value through profit or loss	—	—	—	—	—	—	25,583	25,583
Other non-current assets	1,818	—	—	—	—	(24)	—	1,794
Total assets	1,248,150	—	(2,148)	(263)	—	(728)	—	1,245,011
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—	—	—
Total liabilities	134,489	—	—	—	—	—	—	134,489
Mezzanine equity	—	—	—	—	—	—	—	—
Accumulated deficit	(367,898)	(5,513,140)	(5,304)	(263)	(38,815)	(728)	357	(5,925,791)
Accumulated other comprehensive income	2,320	—	—	—	—	—	(357)	1,963
Additional paid-in capital	1,526,140	5,513,140	3,156	—	38,815	—	—	7,081,251
Total shareholder’s equity/(deficit)	1,113,661	—	(2,148)	(263)	—	(728)	—	1,110,522

	Year ended December 31, 2019
Consolidated statement of comprehensive loss data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
		(US$ in thousands)
		Classification and measurement of preferred shares	Listing expenses	Operating leases	Share-based compensation	Expected credit loss	Long-term investments
		(Note (a))	(Note (b))	(Note (c))	(Note (d))	(Note (e))	(Note (f))
Research and development expenses	(52,003)	—	—	166	(286)	—	—	(52,123)
Sales and marketing expenses	(37,017)	—	—	75	(222)	—	—	(37,164)
General and administrative expenses	(12,196)	(1,938)	—	14	(843)	(88)	—	(15,051)
Other non-operating expenses, net	—	—	—	(63)	—	—	—	(63)
Other losses, net	—	(282,349)	—	—	—	—	—	(282,349)
Financial income/(loss), net	3,326	—	—	(257)	—	—	—	3,069
Net loss	(70,477)	(284,287)	—	(65)	(1,351)	(88)	—	(356,268)
Other comprehensive (loss)/income	(428)	9,547	—	—	—	—	—	9,119
Net comprehensive loss	(70,905)	(274,740)	—	(65)	(1,351)	(88)	—	(347,149)

	Year ended December 31, 2020
Consolidated statement of comprehensive loss data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
	(US$ in thousands)
		Classification and measurement of preferred shares	Listing expenses	Operating leases	Share-based compensation	Expected credit loss	Long-term investments
		(Note (a))	(Note (b))	(Note (c))	(Note (d))	(Note (e))	(Note (f))
Research and development expenses	(77,430)	—	—	186	(806)	—	—	(78,050)
Sales and marketing expenses	(37,556)	—	—	85	(1,198)	—	—	(38,669)
General and administrative expenses	(17,868)	—	(159)	20	(1,388)	(93)	—	(19,488)
Other non-operating incomes, net	—	—	—	7	—	—	—	7
Other losses, net	—	(2,017,089)	—	—	—	—	—	(2,017,089)
Financial income/(loss), net	3,220	—	—	(413)	—	—	—	2,807
Net loss	(66,912)	(2,017,089)	(159)	(115)	(3,392)	(93)	—	(2,087,760)
Other comprehensive income	2,882	977	—	—	—	—	—	3,859
Net comprehensive loss	(64,030)	(2,016,112)	(159)	(115)	(3,392)	(93)	—	(2,083,901)

	Year ended December 31, 2021
Consolidated statement of comprehensive loss data	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
		(US$ in thousands)
		Classification and measurement of preferred shares	Listing expenses	Operating leases	Share-based compensation	Expected credit loss	Long-term investments
		(Note (a))	(Note (b))	(Note (c))	(Note (d))	(Note (e))	(Note (f))
Research and development expenses	(174,289)	—	—	394	(7,222)	—	—	(181,117)
Sales and marketing expenses	(75,384)	—	—	147	(3,542)	—	—	(78,779)
General and administrative expenses	(71,589)	—	(5,145)	30	(22,559)	(426)	—	(99,689)
Other non-operating incomes, net	1,958	—	—	96	—	—	—	2,054
Other losses – net	—	(2,950,675)	—	—	—	—	—	(2,950,675)
Financial income/(loss), net	7,286	—	—	(750)	—	—	357	6,893
Net loss	(175,424)	(2,950,675)	(5,145)	(83)	(33,323)	(426)	357	(3,164,719)
Other comprehensive income/(loss)	1,839	343	—	—	—	—	(357)	1,825
Net comprehensive loss	(173,585)	(2,950,332)	(5,145)	(83)	(33,323)	(426)	—	(3,162,894)

(a)
Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of us are accounted for as mezzanine equity. The Preferred Shares are recorded initially at fair value, net of issuance costs, and carried at the amount recorded at inception and no subsequent changes are needed.
Under IFRSs, the preferred shares, represent a financial liability with embedded features. The preferred shares are measured at fair value and designated as of fair value through profit or loss with issuance costs recorded in general and administrative expenses. The issuance costs are recorded in profit or loss. The amount of change in the fair value of the financial liability that is attributable to changes in our own credit risk shall be presented in other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in profit or loss.
Accordingly, the reconciliation includes a fair value loss difference of US$282.3 million, US$2,017.1 million and US$2,950.7 million, recognized in net loss attributable to us, a difference from change of our own credit risk of US$9.5 million, US$1.0 million and US$0.3 million in other comprehensive (loss)/income in the consolidated statements of comprehensive loss for each of the years ended December 31, 2019, 2020 and 2021, respectively, and a difference of issuance cost of US$1.9 million in general and administrative expenses for the year ended December 31, 2019. The reconciliation also includes the difference between mezzanine equity under U.S. GAAP and financial instruments under IFRSs of US$543.3 million, US$2,559.4 million and nil as of December 31, 2019, 2020 and 2021, respectively.
All the preferred shares of us were converted into ordinary shares upon the completion of IPO in March 2021. Consequently, there was no such reconciliation item in classification and measurement of preferred shares between U.S. GAAP and IFRSs subsequently.

(b)
Listing expenses

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities (“listing expenses”) may be deferred and capitalized against the gross proceeds of the offering.
Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.
Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive loss of US$0.2 million for the year ended December 31, 2020 and a difference in shareholders’ deficit of US$0.2 million as of December 31, 2020, in relation to the listing expenses incurred during the initial public offering and listing of our ADSs in the United States in March 2021. The reconciliation also includes an expense recognition difference in the consolidated statements of comprehensive loss of US$5.1 million for the year ended December 31, 2021 and a in total shareholder (deficit)/equity of US$2.1 million in the consolidated balance sheet as of December 31, 2021 in relation to the listing expenses of the expected Hong Kong dual primary Listing in 2022.
(c)
Operating leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRSs which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease.
Accordingly, the reconciliation includes an expenses difference recognized in the consolidated statements of comprehensive loss of US$0.1 million, US$0.1 million, and US$0.1 million for each of the years ended December 31, 2019, 2020 and 2021, respectively. The reconciliation also includes a difference in total shareholders’ (deficit)/equity of US$0.1 million, US$0.2 million and US$0.3 million as of December 31, 2019, 2020 and 2021 respectively.
(d)
Share-based compensation

We granted share options and restricted shares units with service condition only to employees and the share-based compensation expenses were recognized over the vesting period using straight-line method with election of no estimation of expected forfeitures under U.S. GAAP. While under IFRSs, the graded vesting method with forfeitures estimation must be applied. Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive loss of US$1.4 million, US$3.4 million and US$33.3 million for the years ended December 31, 2019, 2020 and 2021, respectively.
(e)
Expected credit loss

Under current U.S. GAAP, a number of impairment models exist for various types of financial instruments not measured at fair value through net income. These models recognize impairments when losses have been incurred, as opposed to expected in the future. For loans, the overriding concept in U.S. GAAP is that impairment losses should be recognized when, based on all available information, it is probable that a loss has been incurred based on events and conditions existing at the date of the financial statements. Losses are not to be recognized before it is probable that they have been incurred, even though it may be probable or expected based on past experience that losses will be incurred in the future. For trade receivables, most entities use reserving matrices in which historical loss percentages are applied to the respective aging categories. Those historical loss percentages typically are not adjusted for future expectations. Receivables that are either current or not yet due do not generally have a reserve. For available-for-sale securities, entities generally record an impairment loss when the decline in fair value is “other than temporary.”

IFRS 9 introduced an expected loss model for financial assets. While certain simplifications exist for trade receivables, notes receivables and other current assets, the general model applies to assets at amortized cost and FVOCI. Unlike current U.S. GAAP, the model is forward looking and incorporates historical information, current information, and reasonable and supportable forecasts of future conditions. The model contains three stages for measuring impairment losses based on the changes in credit quality of the instrument since inception. Stage 1 includes financial instruments that have not had a significant increase in credit risk (SICR) since initial recognition or that have low credit risk at the reporting date. For these assets, an entity will typically record a 12-month Expected Credit Losses (ECL). It is not the expected cash shortfalls over the 12-month period, but the entire credit loss on an asset weighted by the probability that the loss will occur in the next 12 months. Stage 2 includes financial instruments that have had a SICR since initial recognition. For these assets, lifetime ECL is recognized, but interest revenue is still recognized on the gross carrying amount of the asset. Stage 3 includes financial assets that have objective evidence of impairment at the reporting date. For these assets, lifetime ECL is recognised and interest revenue is calculated on the net carrying amount. An entity is required to continually assess whether a SICR has occurred. We expect that there is no significant credit risk associated with other financial assets, such as cash and cash equivalents and time deposits, since they are substantially deposited at state owned banks and other medium or large-sized listed banks.
Accordingly, the reconciliation includes an expenses recognized in the consolidated statements of comprehensive loss of US$0.1 million, US$0.1 million and US$0.4 million for each of the years ended December 31, 2019, 2020 and 2021, respectively. The reconciliation also includes a decrease in assets of US$0.2 million, US$0.3 million and US$0.7 million as of December 31, 2019, 2020 and 2021 respectively.
(f)
Long-term Investments

We made a series of long-term investments in privately held companies (the “Investees”) in 2019, 2020 and 2021. From our perspective, for those investments on which we have no significant influence, since those investments could not meet the definition of the equity instrument, and the contractual cashflow could not pass the Solely Payments of Principal and Interest (the “SPPI”) test, thus under IFRSs they should be classified as financial assets measured at fair value through profit or loss; For remaining investments on which we have significant influence, since we have some special preferential rights over the equity investments, such as redemption rights, anti-dilution rights and etc., and distinguish the risks and rights of us from other ordinary shareholders, thus under IFRSs, the long-term investments are also classified as financial assets measured at fair value through profit or loss. However, under U.S. GAAP, all forementioned investments were classified as available-for-sale debt investments and were measured at fair value through other comprehensive income.
Accordingly, the reconciliation includes a reclassification between long-term investments and financial assets at fair value through profit or loss of approximately US$25.6 million as of December 31, 2021. For the year ended December 31, 2021, the fair value changes of our investments in these privately held companies were US$0.4 million.
INDEBTEDNESS
Our indebtedness currently consists of lease liabilities. For details of our lease liabilities, see “— Liabilities — Lease Liabilities.” As of March 31, 2022, our lease liabilities amounted to US$19.4 million.
Other than lease liabilities described under the section headed “Indebtedness”, we did not have any outstanding loan, capital issued or agreed to be issued, debt securities, mortgages, charges, debentures, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, hire purchase commitments or other contingent liabilities as of March 31, 2022. We did not have any material contingent liabilities as of December 31, 2019, 2020 and 2021 and March 31, 2022. We did not have any bank loans and/or banking facilities in 2019, 2020 and 2021 and up to the Latest Practicable Date.
CONTRACTUAL OBLIGATIONS
Capital and other commitments
There are no future minimum capital commitments as of December 31, 2019, 2020 and 2021.

Operating lease commitment
We had outstanding commitments on several non-cancellable operating lease agreements. Operating lease commitment within one year or less lease term as of December 31, 2019, 2020 and 2021 were US$0.3 million, US$0.05 million and US$0.1 million, respectively. We have elected not to recognize these operating lease commitment any lease liability or right-of-use asset, therefore they are not yet reflected in the consolidated financial statements.
Services purchase commitment
As of December 31, 2019, our services purchase commitments were as follows:
	Total	Less Than 1 year	1 – 3 years
	(US$ in thousands)
Purchase obligations(i)	2,924	—	2,924
As of December 31, 2020, our products and services purchase commitments were as follows:
	Total	Less Than 1 year	1 – 3 years
	(US$ in thousands)
Purchase obligations(i)	2,382	—	2,382
As of December 31, 2021, our products and services purchase commitments were as follows:
	Total	Less Than 1 year	1 – 3 years	3 – 5 years
	(US$ in thousands)
Purchase obligations(i)	31,771	6,146	15,000	10,625

Note:
(i)
Purchase obligations represent US$2.9 million and US$2.4 million of remaining non-cancelable contractual commitments as of December 31, 2019 and 2020, respectively, related to one of our third-party cloud infrastructure agreement, under which we committed to spend an aggregate of at least US$3.0 million between May 1, 2019 and April 30, 2022 with no minimum purchase commitment during any year. We had made payments totaling US$0.1 million and US$0.6 million under this agreement as of December 31, 2019 and 2020, respectively.

Purchase obligations represent US$31.8 million of remaining non-cancelable contractual commitments as of December 31, 2021, related to one of our third-party cloud infrastructure agreement, under which we committed to spend an aggregate of at least US$37.5 million between June 1, 2021 and May 31, 2026 with minimum purchase commitment during any year. We had made payments totaling US$5.7 million under this agreement as of December 31, 2021.
Contingencies
From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2019, 2020 and 2021, we were not involved in any legal or administrative proceedings that we believe may have a material adverse impact on our business, balance sheets or results of operations and cash flows.
OFF-BALANCE SHEET ARRANGEMENTS
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
MATERIAL RELATED PARTY TRANSACTIONS
We enter into transactions with our related parties from time to time. Our Directors are of the view that each of the related party transactions set out in Note 22 to the Accountant’s Report was conducted in the ordinary course of business on an arm’s length basis and with normal commercial terms between the relevant parties. Our Directors are also of the view that our related party transactions in 2019, 2020 and 2021 would not distort our track record results or cause our historical results to become non-reflective of our future performance.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Prior to our initial public offering completed in March 2021, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified is our company’s lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirement.
To remedy our identified material weakness, we have started to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including competent financial controllers and financial reporting managers, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications to strengthen the financial reporting function and to set up financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) formalizing the procedures and controls regarding the financial reporting process and developing and implementing a comprehensive set of U.S. GAAP policies and standardized financial closing and reporting procedures, including an accounting manual and financial closing and reporting checklists, to allow early detection, prevention and resolution of potential misstatements, (iv) enhancing an internal audit function to ensure proper design and implementation of our accounting policies and financial reporting procedures and (v) providing financial support to our accounting and financial reporting personnel to take recognised accounting qualification exams.
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation.
As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.
Pursuant to Section 404 and the related rules adopted by the SEC, we, as a public company, are required to maintain adequate internal control over financial reporting and include our management’s assessment of the effectiveness of our company’s internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2022. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.
In preparation for the Global Offering, we have engaged an independent third party consultant (the “Internal Control Consultant”) to perform a review over selected areas of our internal controls over financial reporting (the “Internal Control Review”) and a follow-up review (the “Follow-up Review”) during the period from November 2021 to January 2022. The Internal Control Review and the Follow-up Review performed by the Internal Control Consultant constituted a Long Form Report engagement pursuant to the relevant technical bulletin AATB1 issued by the Hong Kong Institute of Certified Public Accountants. The scope of the Internal Control Review performed by the Internal Control Consultant was agreed in advance between us, the Joint Sponsors and the Internal Control Consultant. The selected areas of the internal controls over financial reporting that were reviewed by the Internal Control Consultant included entity-level controls and business process level controls, covering revenue and receivables, purchases and payables, inventories, payroll, assets management, treasury, insurance, financial reporting, taxation, contract management, general controls of information technology, research and development, intellectual property and trademark management. The Internal Control Consultant performed the Follow-up Review in January 2022 to review the status of the actions taken by the Company to address the findings of the Internal Control Review. The Internal Control Consultant did not have any further recommendation in the Follow-up Review. The internal control review was conducted based on information provided by us and no assurance or opinion on internal controls was expressed by the Internal Control Consultant. On this basis, our Directors are of the view that the measures adopted for enhancing our internal control over financial reporting are adequate and effective in this context. Based on the due diligence works performed by the Joint Sponsors, the Joint Sponsors concur with the Directors’ view that the measures adopted for enhancing the Company’s internal control over financial reporting are adequate and effective.
HOLDING COMPANY STRUCTURE
Tuya Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC and other international subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with the Company Law, our consolidated VIE in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIE. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIE. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.
We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide RMB funding to our consolidated VIE only through entrusted loans. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Exchange Risk
We currently derive a significant majority of our revenues from IoT PaaS which, in turn, are generated primarily through our contracts with OEMs located in the PRC. These revenues are predominantly denominated in RMB. A substantial portion of our expenses are also denominated in RMB. Our reporting and functional currency is the U.S. dollar. The financial statements of our subsidiaries and the consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars will be negatively or positively affected.
We do not believe that we currently have any significant direct foreign exchange risk arising from our operating activities. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs representing our Class A ordinary shares will be traded in U.S. dollars.
The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government have announced in the past, and may announce in the future, changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.
As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents of RMB254.8 million, and U.S. dollar-denominated cash, cash equivalents of US$922.7 million.
Inflation Risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.
RECENT ACCOUNTING PRONOUNCEMENTS
For detailed discussion on recent accounting pronouncements, see Note 2 to the Accountant’s Report.
DISTRIBUTABLE RESERVES
As of December 31, 2021, we did not have any distributable reserves.

LISTING EXPENSES
Based on the indicative offer price per Offer Share of HK$22.80, the total listing expenses (including underwriting commissions) payable by our Company are estimated to be approximately HK$72.0 million (equivalent to approximately US$9.2 million), assuming the Over-allotment Option is not exercised. These listing expenses mainly comprise professional fees paid and payable to the professional parties, and commissions payable to the Underwriters, for their services rendered in relation to the Listing and the Global Offering. The balance of underwriting related expenses is approximately HK$18.4 million. The balance of non-underwriting related expenses approximately of HK$53.6 million primarily includes fees and expenses of legal advisors and accountants of HK$40.0 million and other fees and expenses.
As of March 31, 2022, HK$2.7 million had been charged to consolidated statement of comprehensive loss. Assuming the Over-allotment Option is not exercised and based on Offer Price of HK$22.80 per Offer Share, the Listing expenses (including underwriting commissions) are estimated to be HK$72.0 million, accounting for 43.2% of our gross proceeds. We estimate that an additional listing expense of HK$2.1 million is expected to be charged to our consolidated statement of comprehensive loss and HK$67.2 million is expected to be charged to our equity upon completion of the Global Offering.
UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS
The following unaudited pro forma adjusted net tangible assets prepared in accordance with Rule 4.29 of the Listing Rules is to illustrate the effect of the Global Offering on our unaudited consolidated net tangible assets attributable to the shareholders of the Company as of March 31, 2022 as if the Global Offering had taken place on that date.
The unaudited pro forma adjusted net tangible assets attributable to shareholders of the Company has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets attributable to shareholders of the Company as of March 31, 2022 or at any future dates following the completion of the Global Offering. The unaudited pro forma adjusted net tangible assets attributable to shareholders of the Company are based on the unaudited consolidated net tangible assets attributable to the shareholders of the Company as of March 31, 2022, as shown in our Unaudited First Quarter 2022 Financial Information, the text of which is set out in Exhibit 99.2 to this Form 6-K and adjusted as described below.
	Unaudited consolidated net tangible assets attributable to shareholders of the Company as of March 31, 2022(1)	Estimated net proceeds from the Global Offering(2)	Unaudited pro forma adjusted net tangible assets attributable to ordinary shareholders of the Company	Unaudited pro forma net tangible assets per Share(3)
	(US$ in thousands)			U.S. Dollars	Hong Kong Dollars(4)
Based on an Offer Price of HK$22.80 per Share	1,052,067	12,377	1,064,444	1.89	14.84

Notes:
(1)
The unaudited consolidated net tangible assets attributable to shareholders of the Company as of March 31, 2022 has been extracted from our Unaudited First Quarter 2022 Financial Information as set out in Exhibit 99.2 to this Form 6-K, which is based on the unaudited consolidated net assets attributable to shareholders of the Company as of March 31, 2022 of US$1,052,067,000.

(2)
The estimated net proceeds from the Global Offering are based on the Offer Price of HK$22.80 per Share, after deduction of the underwriting fees and other related expenses payable by us (excluding listing expenses of approximately US$0.3 million which have been charged to the consolidated statements of comprehensive loss prior to March 31, 2022) and takes no account of any Shares which may be allotted and issued pursuant to the exercise of the Over-allotment Option or any Shares which may be issued pursuant to 2015 Equity Incentive Plan.
(3)
The unaudited pro forma net tangible assets attributable to shareholders of the Company per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that 563,113,405 Shares were in issue assuming that the Global Offering had been completed on March 31, 2022 (for the purpose of this unaudited pro forma financial information excluding 5,433,895 Class A Ordinary Shares issued for future issuances upon the exercising or vesting of awards granted under the 2015 Equity Incentive Plan and 9,999,260 ADSs repurchased by the Company, representing 9,999,260 Class A Ordinary Shares) but takes no account of any Shares which may be allotted and issued pursuant to the exercise of the Over-allotment Option or any Shares which may be issued pursuant to 2015 Equity Incentive Plan.

(4)
For the purpose of this unaudited pro forma net tangible assets per Share, the amounts stated in United States dollars are converted into Hong Kong dollars at a rate of US$1.00 to HK$7.8494. No representation is made that United States dollars amounts have been, could have been or may be converted to Hong Kong dollars, or vice versa, at that rate.

(5)
No adjustment has been made to reflect any trading result or other transaction of us entered into subsequent to March 31, 2022.

NO MATERIAL ADVERSE CHANGE
Our Directors confirm that, up to the date of this document, there has been no material adverse change in our financial or trading position, indebtedness, mortgage, contingent liabilities, guarantees or prospects since December 31, 2021.
DISCLOSURE REQUIRED UNDER THE LISTING RULES
We confirm that, as of the Latest Practicable Date, there were no circumstances that would give rise to disclosure required under Rules 13.13 to 13.19 of the Listing Rules.

DIRECTORS AND SENIOR MANAGEMENT
The following section sets forth updated and supplemental information concerning our directors and senior management in the Listing Application.
DIRECTORS
Upon Listing, our Board will consist of nine Directors, comprising four executive Directors, one non-executive Director and four independent non-executive Directors. The following table provides certain information about our Directors:
Name	Age	Position	Date of joining the Group	Date of appointment as a Director	Roles and Responsibilities
Executive Directors
WANG Xueji	39	Executive Director, co-chairman of the Board, chief executive officer and founder	June 2014	August 2014	Responsible for the overall strategies, management, corporate culture, commercial suitability and sustainability of products of the Group
CHEN Liaohan	39	Executive Director, co-chairman of the Board, president and founder	June 2014	August 2014	Responsible for the overall strategies, management, business development and overall customer relationship of the Group
YANG Yi	40	Executive Director, chief operation officer and co-founder	May 2015	March 2021	Responsible for human resources, government relations development and daily operations of the Group
LIU Yao	47	Executive Director, senior vice president and chief financial officer	May 2019	March 2021	Responsible for the capital market, investment, finance, legal and internal controls, strategy analysis and planning of the Group
Non-executive Director
HONG Jing	48	Non-executive Director	March 2021	March 2021(Note 1)	Responsible for providing professional opinion and judgement to the Board
Independent Non-executive Directors
HUANG Sidney Xuande	56	Independent Non-executive Director	Listing Date	Listing Date(Note 3)	Responsible for providing independent professional opinion and judgement to the Board

Name	Age	Position	Date of joining the Group	Date of appointment as a Director	Roles and Responsibilities
QIU Changheng	47	Independent Non-executive Director	Listing Date	Listing Date(Note 3)	Responsible for providing independent professional opinion and judgement to the Board
KUOK Meng Xiong (alias GUO Mengxiong)	41	Independent Non-executive Director	Listing Date	Listing Date(Note 3)	Responsible for providing independent professional opinion and judgement to the Board
YIP Pak Tung Jason	39	Independent Non-executive Director	Listing Date	Listing Date(Note 3)	Responsible for providing independent professional opinion and judgement to the Board

Notes:
(1)
Ms. HONG Jing has been designated as our independent Director under applicable U.S. regulations, but does not meet all of the independence criteria set out in Rule 3.13 of the Listing Rules and, accordingly, is designated as our non-executive Director under the Listing Rules.

(2)
Each of our Directors had no relationship with other Directors and senior management members of our Company as at the Latest Practicable Date.

(3)
As of the Latest Practicable Date, Mr. Jeffrey Robert IMMELT, Ms. Carmen I-Hua CHANG, Mr. Scott David SANDELL and Ms. GAO Qing were our Directors. Each of Mr. Jeffrey Robert IMMELT, Ms. Carmen I-Hua CHANG and Mr. Scott David SANDELL has resigned from directorship before date of this document. Ms. GAO Qing will resign from directorship, conditional and effective upon Listing and the appointment of Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors will become effective at the same time. The appointment of Mr. HUANG Sidney Xuande, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong) has been approved in the meeting of the Board on January 22, 2022, and the appointment of Mr. YIP Pak Tung Jason has been approved in the meeting of the Board on June 15, 2022. The replacement of these four independent non-executive Directors would allow us to meet the requirements under Rules 3.10(1) and 3.10A of the Listing Rules and our Board will include at least three independent non-executive Directors, who shall represent at least one-third of our Board. We have also determined that each of Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason meets the independence standards under applicable U.S. regulations.

Executive Directors
Mr. WANG Xueji aged 39, is a founder, an executive Director, the chief executive officer and the co-chairman of the Board. Mr. Wang is responsible for the overall strategies, management, corporate culture, and commercial suitability and sustainability of products of the Group.
Mr. Wang has over seven years of experience in IoT industry and about 18 years of experience focusing on software technology, including over 11 years of experience in elastic cloud computing technologies. Prior to founding the Company, Mr. Wang founded PHPWind, one of the most popular open source forums software in China, in 2003. In 2006, Mr. Wang established Hangzhou Detian Information Technology Co., Ltd. to officially commercialize PHPWind business from 2006 to May 2008. In May 2008, PHPWind was acquired by Hangzhou Ali Technology Co., Ltd., a subsidiary or consolidated affiliated entity of Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondary listed on the Stock Exchange, stock code: 9988) (together with its subsidiaries and its consolidated affiliated entities, “Alibaba Group”). From May 2008 to February 2014, Mr. Wang worked at Alibaba Group, where he served as a senior director and he was responsible for leading and launching a number of major technology and product innovations for Alibaba Cloud and Alipay, including Alibaba’s Quick Reference Code (‘‘QR Code’’) payment system.
Mr. Wang received a bachelor’s degree in information and technology science from Zhejiang Sci-Tech University in the PRC in June 2005. Mr. Wang was recognized by Forbes as a member of China’s Thirty Entrepreneurs under 30 in February 2012, and was named by Fortune China as one of China’s Forty Business Elites under 40 in April 2021.
Mr. CHEN Liaohan, aged 39, is a founder, an executive Director and the co-chairman of the Board, and has been serving as the president of our Group since June 2014. Mr. Chen is responsible for the overall strategies, management, business development and overall customer relationship of the Group. Mr. Chen is also a director of certain major subsidiaries of our Group.
Prior to co-founding the Company, Mr. Chen is the co-founder of PHPWind. Mr. Chen served as the management at Hangzhou Detian Information Technology Co., Ltd. from 2006 to May 2008. Mr. Chen served as an operations director at Alibaba Group, where he worked on Alibaba Cloud and Alibaba’s O2O business, leading the application of technology and business operation, from May 2008 to May 2014.
Mr. Chen received a bachelor’s degree in information and computing science from Zhejiang Sci-Tech University in the PRC in June 2005, and received a master’s degree in computer applied technology from Zhejiang Sci-Tech University in the PRC in October 2010.
Mr. YANG Yi, aged 40, is a co-founder and an executive Director, and has been serving as our chief operation officer since May 2015. Mr. Yang is responsible for human resources, government relations and daily operations of the Group. Mr. Yang is also a director of Tuya Global.
Prior to co-founding the Company, Mr. Yang worked as a business development senior expert at Alibaba Group from April 2011 to May 2015, where he was responsible for developing business opportunities for multiple projects including mobile payment at Alibaba’s O2O business and Alibaba Cloud.
Mr. Yang received a bachelor’s degree in international business and economics from Guangdong University of Foreign Studies in the PRC in July 2004.
Ms. LIU Yao, aged 47, is an executive Director, and has been serving as our Senior Vice President and chief financial officer since May 2019. Ms. Liu is responsible for capital market, investment, finance, legal and internal controls, strategy analysis and planning of the Group.
Prior to joining the Company, Ms. Liu worked at Deutsche Bank Group from July 2007 to December 2009, where her last position was associate in global banking division. Ms. Liu worked at UBS AG from December 2009 to May 2014, where her last position was executive director in investment bank division. Prior to May 2016, Ms. Liu worked at Red Capital Group Limited. From May 2016 to July 2018, Ms. Liu was the founding partner of RJ Capital Group. Ms. Liu had been an independent non-executive director at Zhengzhou Coal Mining Machinery Group Co., Ltd. (a company listed on the Stock Exchange, stock code: 564; a company listed on Shanghai Stock Exchange, stock code: 601717) from June 2014 to June 2020.
Ms. Liu received a bachelor’s degree in materials chemistry from Xiamen University in the PRC in July 1996, and a master’s degree in business administration from the University of Pennsylvania in the United States in May 2007.
Non-executive Director
Ms. HONG Jing, aged 48, is a non-executive Director, and has been designated as our independent Director under applicable U.S. regulations. Ms. Hong is responsible for providing professional opinion and judgment to the Board. Ms. Hong was appointed as our Director since March 2021.
Ms. Hong has been engaged in growth stage private equity investment for over 15 years. Prior to joining the Company, Ms. Hong worked at McKinsey & Company from August 1998 to June 2005 and at which her last position was engagement manager, as a senior associate at Warburg Pincus LLC from September 2005 to December 2005. Ms. Hong served various positions in General Atlantic LLC from January 2008 to

December 2012, including the principal, head of global emerging markets consumer sector, and managing director as her last position. Subsequently, Ms. Hong served as a partner of investment research department of Zhuhai Gaoling Equity Investment Management Ltd. from January 2013 to February 2018, after which Ms. Hong founded Ningbo Gaocheng Houde Equity Investment Co., Ltd. as the founding partner. Ms. Hong is also the director of Gaocheng Holdings GP Ltd., the general partner of the investment fund which wholly owns GTY Holdings Limited.
Ms. Hong received a bachelor’s degree in international finance and a master’s degree in management engineering from Tsinghua University in the PRC in July 1996 and June 1998, respectively. Ms. Hong also received a master’s degree in business administration from Harvard University in the United States in June 2005.
Independent Non-executive Directors
Mr. HUANG Sidney Xuande, aged 56, is appointed as an independent non-executive Director and his appointment will be conditional and effective upon Listing. Mr. Huang will be responsible for providing independent professional opinion and judgement to the Board.
Mr. Huang has over 15 years of experience in the technology and internet industry. He is currently a senior advisor of JD.com, Inc. (a company listed on the Nasdaq, symbol: JD, and secondary listed on the Stock Exchange, stock code: 9618) and was its chief financial officer from September 2013 until his retirement in September 2020, including the last three months as an executive coach to his successor. He has been an independent non-executive director of Kuaishou Technology (a company listed on the Stock Exchange, stock code: 1024) since February 2021 and an independent director of Yatsen Holding Limited (a company listed on the NYSE, symbol: YSG) since November 2020. Mr. Huang was a director of Bitauto Holdings Limited (a company which was listed on the NYSE and privatized in November 2020) from November 2010 to August 2020.
Prior to joining JD.com, Inc. in September 2013, Mr. Huang had served multiple top management roles for VanceInfo Technologies Inc., including its co-president, chief operating officer and chief financial officer as well as the chief financial officer of its successor company, Pactera Technology International Ltd., after the merger. He was an investment banker at Citigroup Global Markets Inc. in New York from August 2002 to July 2004. He held various positions including audit manager at KPMG LLP from January 1997 to August 2000 and qualified as a Certified Public Accountant in the State of New York in October 1999.
Mr. Huang has been an Academic Visitor at St Anthony’s College of the University of Oxford since October 2021. He received an MBA degree from the J.L. Kellogg School of Management at Northwestern University in the United States in June 2002 and a bachelor’s degree in accounting from Bernard M. Baruch College of The City University of New York in the United States in February 1997. Mr. Huang is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.
Mr. QIU Changheng, aged 47, is appointed as an independent non-executive Director and his appointment will be conditional and effective upon Listing. Mr. Qiu will be responsible for providing independent professional opinion and judgement to the Board.
Mr. Qiu is a founder of Kunteng (Hainan) Equity Investment Fund Management Co., Ltd. since July 2017. Prior to that, he served at Taobao (China) Software Co., Ltd. from December 2004 to May 2016, where his last position was vice president.
Mr. Qiu received a bachelor’s degree in physics from Zhejiang University in the PRC in June 1997 and a MBA degree from Peking University in the PRC in June 2004.
Mr. KUOK Meng Xiong (alias GUO Mengxiong), aged 41, is appointed as an independent non-executive Director and his appointment will be conditional and effective upon Listing. Mr. Kuok will be responsible for providing independent professional opinion and judgement to the Board.
Mr. Kuok has been the Chief Executive Officer of K3 Venture Partners Pte. Ltd. since January 2020. He worked as Vice President (Projects) at Shangri-La International Hotel Management Ltd from October 2012 to

February 2017. Mr. Kuok has been an independent non-executive director of TVS Motor Company Limited (a company listed on the National Stock Exchange of India Ltd., symbol: TVSMOTOR) since March 2021.
Mr. Kuok received his bachelor’s degree in science from Cornell University in the United States in January 2007.
Mr. YIP Pak Tung Jason, aged 39, is appointed as an independent non-executive Director and his appointment will be conditional and effective upon Listing. Mr. Yip will be responsible for providing independent professional opinion and judgement to the Board.
Mr. Yip worked in the audit division of PricewaterhouseCoopers in Canada from May 2003 to May 2007. He was a manager at PricewaterhouseCoopers in Hong Kong from June 2007 to June 2010. Mr. Yip worked in Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondary listed on the Stock Exchange, stock code: 9988) from June 2010 to May 2022, where he served as a senior director of finance, primarily responsible for the group’s financial reporting and technical accounting and share-based compensation administration and management.
Mr. Yip received a bachelor’s degree of commerce from the University of British Columbia in Canada in May 2005. Mr. Yip qualified as a Chartered Accountant in Canada in January 2007 and has been a member of the Hong Kong Institute of Certified Public Accountants since September 2016.
SENIOR MANAGEMENT
The following table sets out information regarding the members of senior management of our Company.
Name	Age	Position	Date of Joining the Group	Roles and Responsibilities
Wang Xueji	39	Executive Director, co-chairman of the Board, chief executive officer and founder	June 2014	Responsible for the overall strategies, management, corporate culture, commercial suitability and sustainability of products of the Group
Chen Liaohan	39	Executive Director, co-chairman of the Board, president and founder	June 2014	Responsible for the overall strategies, management, business development and overall customer relationship of the Group
Yang Yi	40	Executive Director, chief operation officer and co-founder	May 2015	Responsible for human resources, government relations and daily operations of the Group
Liu Yao	47	Executive Director, senior vice president and chief financial officer	May 2019	Responsible for capital market, investment, finance, legal and internal controls, strategy analysis and planning of the Group
Zhou Ruixin	39	Chief technology officer and co-founder	June 2014	Responsible for the overall technology research and development of the products of the Company

Note:
Each of our senior management members had no relationship with other Directors and senior management members of our Company as at the Latest Practicable Date.

Mr. Wang Xueji aged 39, is a Founder, an executive Director, the chief executive officer and the co-chairman of the Board. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. Chen Liaohan, aged 39, is a Founder, an executive Director and the co-chairman of the Board, and has been serving as the president of the Company since June 2014. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. Yang Yi, aged 40, is a co-founder and an executive Director, and has been serving as our chief operation officer since May 2015. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Ms. Liu Yao, aged 47, is an executive Director, and has been serving as our senior vice president and chief financial officer since May 2019. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. Zhou Ruixin, aged 39, is a co-founder and has been serving as our chief technology officer of our Group since June 2014. Mr. Zhou is responsible for the overall technology research and development of the products of the Company.
Mr. Zhou has been leading our technology teams and is playing a vital role in building the Tuya IoT cloud platform. Mr. Zhou has over 10 years’ experience in cloud infrastructure development. Prior to co-founding the Company, Mr. Zhou served as research and development, operation and maintenance engineer at Hangzhou Detian Information Technology Co., Ltd. which operated PHPWind from 2006 to May 2008, and was acquired by Alibaba Group in May 2008. Mr. Zhou served at Alibaba Group, where he was responsible for technical operations works in PHPWind and Alibaba Cloud from May 2008 to April 2014.
Mr. Zhou received a bachelor’s degree in information and computing science from Zhejiang Sci-Tech University in the PRC in June 2005.
Except as disclosed above, each of our Directors and members of senior management has not been a director of any public company whose securities of which are listed on any securities market in Hong Kong or overseas in the three years immediately preceding the date of this document.
As of the Latest Practicable Date, save for the interests in the Shares of our Company held by our Directors which are disclosed in the Listing Application, none of our Directors held any interest in the securities within the meaning of Part XV of the SFO.
Except as disclosed herein, to the best knowledge, information and belief of our Directors having made all reasonable inquiries, there was no other matter with respect to the appointment of our Directors that needs to be brought to the attention of the Shareholders, and there was no information relating to our Directors that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules as of the Latest Practicable Date.
JOINT COMPANY SECRETARIES
Mr. CHAI Xiaolang, aged 29, has been appointed as our joint company secretary with effect from January 2022. Mr. Chai joined our Group in June 2019 and has served as the associate director of capital markets of the Group. Prior to joining our Group, Mr. Chai worked at Hangzhou Hikvision Digital Technology Co., Ltd. (“Hikvision”) from July 2018 to June 2019, during which he served as a senior finance specialist at Hikvision headquarter and as financial director at Hikvision North America. From January 2015 to June 2018, Mr. Chai worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP as an auditor of audit and assurance division.
Mr. Chai received a bachelor’s degree in finance from Shanghai University in the PRC in July 2014.

Ms. TANG King Yin has been appointed as our joint company secretary with effect from January 2022. Ms. Tang is a manager of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. She has over 10 years of experience in the corporate secretarial field. She is a Chartered Secretary, Chartered Governance Professional and an associate member of both The Hong Kong Chartered Governance Institute (HKCGI) (formerly The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (formerly The Institute of Chartered Secretaries and Administrators) in the United Kingdom.
Ms. Tang received a bachelor’s degree in Business Administration from Hong Kong Shue Yan University in July 2011 and a master’s degree in Corporate Governance and Compliance from Hong Kong Baptist University in November 2021.
CORPORATE GOVERNANCE
Audit Committee
Our audit committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules (with effect from Listing). The primary duties of the audit committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions and make recommendations to the Board on the appointment, reappointment and removal of the extremal auditor.
Upon Listing, the audit committee comprises three independent non-executive Directors, namely Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. QIU Changheng. We have determined that each of Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. QIU Changheng satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the U.S. Exchange Act. Mr. HUANG Sidney Xuande, being the chairman of the committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules and qualifies as an “audit committee financial expert” under the applicable rules of the SEC.
Compensation Committee
Our compensation committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules (with effect from Listing). The primary duties of the compensation committee are to review and make recommendations to the Board with respect to policy and structure for all directors’ and senior management remuneration, review and approve remuneration proposals with reference to the Board’s corporate goals and objective, review and approve compensation payable to directors and senior management for any loss or termination of office or appointment, consider time commitment and responsibilities and employment conditions.
Upon Listing, the compensation committee comprises Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. Wang. Mr. QIU Changheng is the chairman of the committee.
Nomination Committee
Our nomination committee is in compliance with Chapter 8A of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules (with effect from Listing). The primary duties of the nomination committee are to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees.
Upon Listing, the nomination committee comprises Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. Chen. Mr. QIU Changheng is the chairman of the committee.

Corporate Governance Committee
Our corporate governance committee is in compliance with Chapter 8A of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules (with effect from Listing). The primary duties of the corporate governance committee are to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.
Upon Listing, the corporate governance committee comprises Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong). Mr. QIU Changheng is the chairman of the committee.
In accordance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 of the Listing Rules, the work of our corporate governance committee as set out in its terms of reference includes:
(a)
to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)
to review and monitor the training and continuous professional development of Directors and senior management;

(c)
to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)
to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors;

(e)
to review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report;

(f)
to review and monitor whether the Company is operated and managed for the benefit of all of its shareholders;

(g)
to confirm, on an annual basis, that the WVR Beneficiaries have been members of the Company’s Board throughout the year and that no matters under Rule 8A.17 of the Listing Rules have occurred during the relevant financial year;

(h)
to confirm, on an annual basis, whether or not the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the year;

(i)
to review and monitor the management of conflicts of interests and make a recommendation to the board of Directors on any matter where there is a potential conflict of interest between the Company, its subsidiary or consolidated affiliated entity and/or shareholder on one hand and any WVR Beneficiary on the other;

(j)
to review and monitor all risks related to the Company’s WVR structure, including connected transactions between the Company and/or its subsidiary or consolidated affiliated entity on one hand and any WVR Beneficiary on the other and make a recommendation to the board of Directors on any such transaction;

(k)
to make a recommendation to the Board as to the appointment or removal of the Compliance Advisor;

(l)
to seek to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and

(m)
to report on the work of the corporate governance committee on at least a half-yearly and annual basis covering all areas of its terms of reference, including disclosing, on a comply or explain basis, its recommendations to the Board in respect of the matters in items (i) to (k) above.

Pursuant to Rule 8A.32 of the Listing Rules, the corporate governance report prepared by our Company for inclusion in our interim and annual reports after Listing will include a summary of the work of the corporate governance committee for the relevant period.

Role of our Independent non-executive Directors
Pursuant to Rule 8A.26 of the Listing Rules, the role of the independent non-executive directors of a listed company with WVR structure must include, but is not limited to, the functions described in code provisions C.1.2, C.1.6 and C.1.7 in Part 2 of the Corporate Governance Code. The functions of our independent non-executive Directors include:
(a)
to participate in board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)
to take the lead where potential conflicts of interests arise;

(c)
to serve on the audit, compensation, nomination committee and corporate governance committees and other governance committees, if invited;

(d)
to scrutinize our Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting;

(e)
to give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation;

(f)
to make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments; and

(g)
to attend general meetings and developing a balanced understanding of the views of our Shareholders.

Corporate Governance Code
We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, save as disclosed below, we expect to comply with the Corporate Governance Code set out in Appendix 14 of the Listing Rules after the Listing.
Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Wang currently performs these two roles. The Board believes that, in view of Mr. Wang’s experience, personal profile and his roles in our Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities and focus on the Board due to his extensive understanding of our business as our chief executive officer. Our Board also believes that the combined roles of both chairperson and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and our Board. Our Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.
Board Diversity
We are committed to promoting the culture of diversity in the Company. We have strived to promote diversity to the extent practicable by taking into consideration a number of factors in our corporate governance structure.
Our Company has adopted a board diversity policy which sets out the objective and approach to achieve and maintain diversity of the Board in order to enhance the effectiveness of our Board. Pursuant to the board diversity policy, we seek to achieve Board diversity through the consideration of a number of factors, including but not limited to gender, age, race, language, cultural background, educational background, industry experience and professional experience. Our Directors have a balanced mix of knowledge and skills, including knowledge and experience in the areas of information technology, engineering and finance. They obtained degrees in various areas including information and technology science, computer applied technology, international business and economics, chemistry, engineering, business administration, history, law, finance, accounting and physics. We have also taken, and will continue to take steps to promote gender diversity at the Board level of our Company. Upon Listing, our Board comprises seven male members (including three executive Directors and four independent non-executive Directors) and two female members (including an executive Director and a non-executive Director). After Listing, the nomination committee will revisit the board diversity policy and monitor its implementation from time to time. Our nomination committee will also use their best efforts to identify and recommend suitable female candidates for the Board’s consideration in the future to ensure that gender diversity can be maintained.
REMUNERATION OF OUR DIRECTORS AND SENIOR MANAGEMENT
Our Directors and senior management receive remuneration, including salaries, allowances and benefits in kind, our contribution to the retirement benefit scheme on their behalf performance and discretionary related bonuses.
The aggregate amount of remuneration (including salaries, housing fund, allowances and benefits in kind, contributions to the retirement benefit scheme, discretionary bonuses, as applicable) for our Directors for the years ended December 31, 2019, 2020 and 2021 was US$1.5 million, US$2.3 million and US$31.2 million, respectively.
Under the arrangements currently in force, our Directors will be entitled to receive remuneration (including salaries, housing fund, allowances and benefits in kind, and contributions to the retirement benefit scheme, as applicable) which, for the year ending December 31, 2022, is expected to be approximately US$39.5 million in aggregate (excluding discretionary bonus).
The aggregate amount of remuneration (including salaries, housing fund, allowances and benefits in kind, contributions to the retirement benefit scheme, discretionary bonuses, as applicable) for the five highest paid individuals who are not Directors for the years ended December 31, 2019, 2020 and 2021 was US$1.6 million, US$2.3 million and US$7.1 million, respectively.
Save as disclosed above, no other payments have been paid or are payable, in respect of the years ended December 31, 2019, 2020 and 2021 by our Company to our Directors. No remuneration was paid to our Directors or the five highest paid individuals as an inducement to join, or upon joining, our Group. No compensation was paid to, or receivable by, our Directors or past directors in 2019, 2020 and 2021 for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group. None of our Directors waived any emoluments during the same period.
For details of the principal terms of the incentive plan for our Directors and the senior management, please refer to the paragraph headed “Equity Incentive Plan — 1. The 2015 Equity Incentive Plan” in this document.
COMPLIANCE ADVISOR
We have appointed Guotai Junan Capital Limited as our compliance advisor (the “Compliance Advisor”) pursuant to Rule 3A.19 and Rule 8A.33 of the Listing Rules. The Compliance Advisor will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rules 3A.23 and 8A.34 of the Listing Rules, the Compliance Advisor will advise our Company, among others, in the following circumstances:
(a)
before the publication of any regulatory announcement, circular, or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(c)
where we propose to use the proceeds of the Global Offering in a manner different from that detailed in this document or where the business activities, development or results of our Company deviate from any forecast, estimate or other information in this document;

(d)
where the Stock Exchange makes an inquiry to the Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules;

(e)
the WVR structure;

(f)
transactions in which any beneficiary of weighted voting rights in the Company has an interest; and

(g)
where there is a potential conflict of interest between the Company, its subsidiary and/or Shareholders (considered as a group) on one hand and any beneficiary of weighted voting rights in the Company on the other.

The term of appointment of the Compliance Advisor shall commence on the Listing Date. Pursuant to Rule 8A.33 of the Listing Rules, the Company is required to engage a compliance advisor on a permanent basis.
COMPETITION
Each of the Directors confirms that as of the Latest Practicable Date, he or she did not have any interest in a business which competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.
From time to time our non-executive Directors may serve on the boards of both private and public companies within the broader technology industries. However, as these non-executive Directors are neither our controlling Shareholders nor members of our executive management team, we do not believe that their interests in such companies as directors would render us incapable of carrying on our business independently from the other companies in which they may hold directorships from time to time.

SUBSTANTIAL SHAREHOLDERS
The following section sets forth updated and supplemental information concerning substantial shareholders in the Listing Application.
SUBSTANTIAL SHAREHOLDERS
So far as our Directors are aware, immediately following the completion of the Global Offering and assuming that the Over-allotment Option is not exercised and no further Shares are issued under the 2015 Equity Incentive Plan, the following persons will have interests and/or short positions (as applicable) in the Shares or underlying Shares of our Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company or any other member of our Group:
Name of substantial shareholder	Capacity/ Nature of Interest	Number of Shares(1)	Approximate percentage of shareholding in each class of share of our Company as at the Latest Practicable Date(1)	Approximate percentage of shareholding in each class of share of our Company after the Global Offering (1)
			(%)	(%)
Class A Ordinary Shares
New Enterprise Associates 14, L.P.(2)	Beneficial owner	111,923,991	22.76	22.42
NEA Partners 14 L.P.(2)	Interest in controlled corporation	111,923,991	22.76	22.42
NEA 14 GP, LTD(2)	Interest in controlled corporation	111,923,991	22.76	22.42
Tencent Mobility Limited(3)	Beneficial owner	55,924,749	11.37	11.20
Tencent(3)	Interest in controlled corporation	58,299,749	11.85	11.68
Tenet Group(4)	Beneficial owner	63,000,000	12.81	12.62
Tenet Global(4)	Interest in controlled corporation	63,000,000	12.81	12.62
Tenet Smart(4)	Interest in controlled corporation	63,000,000	12.81	12.62
TMF (Cayman) Ltd.(4)	Trustee	63,000,000	12.81	12.62
Tuya Group Inc.(4)	Beneficiary of a trust	63,000,000	12.81	12.62
Mr. Wang(4)(5)	Beneficial owner, interest in controlled corporation, founder and beneficiary of a trust	68,100,000	13.85	13.64
Anywink Limited(6)	Beneficial owner	25,200,000	5.12	5.05
Lin Yaona(6)	Interest in controlled corporation	25,200,000	5.12	5.05
Class B Ordinary Shares
Tenet Vision(4)	Beneficial owner	40,600,000	51.13	51.13
Tenet Global(4)	Interest in controlled corporation	40,600,000	51.13	51.13
Tenet Smart(4)	Interest in controlled corporation	40,600,000	51.13	51.13
TMF (Cayman) Ltd.(4)	Trustee	40,600,000	51.13	51.13
Tuya Group Inc.(4)	Beneficial owner, beneficiary of a trust	50,600,000	63.73	63.73
Mr. Wang(4)	Interest in controlled corporation, founder and beneficiary of a trust	50,600,000	63.73	63.73
Unileo(7)	Beneficial owner	28,800,000	36.27	36.27
Mr. Chen(7)	Interest in controlled corporation	28,800,000	36.27	36.27

Notes:
(1)
The table above assumes (i) the Global Offering becomes unconditional and the Offer Shares are issued pursuant to the Global Offering, (ii) the Over-allotment Option is not exercised and no Shares are issued under the 2015 Equity Incentive Plan and (iii) no Class B Ordinary Shares are converted into Class A Ordinary Shares.
(2)
The sole general partner of New Enterprise Associates 14, L.P. is NEA Partners 14 L.P. The sole general partner of NEA Partners 14 L.P. is NEA 14 GP, LTD. As such, NEA Partners 14 L.P. and NEA 14 GP, LTD. are interested in the 111,923,991 Class A Ordinary Shares held by New Enterprise Associates 14, L.P.

(3)
Tencent Mobility Limited and Image Frame Investment (HK) Limited are wholly owned by Tencent. As such, Tencent is deemed to be interested in the 55,924,749 Class A Ordinary Shares held by Tencent Mobility Limited and 2,375,000 Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited.

(4)
Each of Tenet Group and Tenet Vision is wholly owned by Tenet Global, which is in turn wholly owned by Tenet Smart. Tenet Smart is wholly owned by TMF (Cayman) Ltd. as the trustee of Mr. Wang’s Family Trust, of which the settlor is Mr. Wang and the beneficiaries are Mr. Wang and Tuya Group Inc. Tuya Group Inc. is wholly owned by Mr. Wang.

Therefore, Mr. Wang, Tuya Group Inc., Tenet Global, Tenet Smart and TMF (Cayman) Ltd are deemed to be interested in 63,000,000 Class A Ordinary Shares held by Tenet Group and 40,600,000 Class B Ordinary Shares held by Tenet Vision, respectively. Mr. Wang is deemed to be interested in 10,000,000 Class B Ordinary Shares held by Tuya Group Inc.
(5)
Mr. Wang is entitled to receive up to 5,100,000 Class A Ordinary Shares, pursuant to the share options granted to him, subject to the conditions (including vesting conditions) of those options.

(6)
Anywink Limited is wholly owned by Lin Yaona. As such, Lin Yaona is deemed to be interested in the 25,200,000 Class A Ordinary Shares held by Anywink Limited.

(7)
Unileo is wholly owned by Mr. Chen. As such, Mr. Chen is deemed to be interested in the 28,800,000 Class B Ordinary Shares held by Unileo.

Except as disclosed above, our Directors are not aware of any other person who will, immediately following the completion of the Global Offering (and assuming that the Over-allotment Option is not exercised and no further Shares are issued under the 2015 Equity Incentive Plan), have any interest and/or short positions in the Shares or underlying Shares of our Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of our Company or any other member of our Group.

CONNECTED TRANSACTIONS
The following section sets forth sets forth supplemental information concerning connected transactions pursuant to the Hong Kong Stock Exchange Listing Rules in the Listing Application.
OVERVIEW
We have entered into certain agreements with our connected persons. Following Listing, the transactions contemplated under such agreements will constitute our continuing connected transactions under the Listing Rules.
We will continue to be subject to and regulated by the rules of the SEC and NYSE and other applicable U.S. laws and regulations so long as the ADSs are publicly traded on NYSE. The requirements of the Listing Rules relating to connected transactions are different in many aspects from comparable rules in the U.S. In particular, the definition of a connected person under the Listing Rules is different from the definition of related parties under the SEC and NYSE rules. Therefore, a connected transaction as defined under the Listing Rules may or may not constitute a related party transaction under applicable SEC and NYSE rules, and vice versa.
Details of the continuing connected transactions of the Group following the Listing are set out below.
CONNECTED PERSONS
Following the Listing, the following parties, which have entered into certain written agreements with our Group, will be connected persons of our Group:
Name	Connected Relationship
Tencent Cloud Computing (Beijing) Company Limited (“Tencent Cloud”)	a company which is a subsidiary of Tencent (together with its subsidiaries, the “Tencent Group”), one of our substantial shareholders
Mr. Wang
Executive Director, co-chairman of the Board, chief executive officer of our Company and substantial shareholder of our Company and therefore a connected person of our Company under Rule 14A.07(1) of the Listing Rules

Mr. Chen	Executive Director, co-chairman of the Board and substantial shareholder of our Company and therefore a connected person of our Company under Rule 14A.07(1) of the Listing Rules
Mr. Zhou	Substantial shareholder of our Company and therefore a connected person of our Company under Rule 14A.07(1) of the Listing Rules
Mr. Lin Yaona	A director of Zhejiang Tuya and substantial shareholder of Hangzhou Tuya Technology and therefore a connected person of our Company under Rule 14A.07(1) of the Listing Rules

	Applicable Listing Rules		Proposed annual cap for the year ending December 31
Transaction		Waiver sought	2022	2023	2024
			(in RMB million)
A. Partially-exempt continuing connected transaction
Cloud Services and Technical Services Framework Agreement	14A.35, 14A.76(2) and 14A.105	Announcement requirement under Chapter 14A of the Listing Rules	13.0	16.0	20.0
B. Non-exempt continuing connected transaction
Contractual Arrangements	14A.35, 14A.36, 14A.49, 14A.52, 14A.53 to 59, 14A.71, 14A.105	Requirements as to announcement, circular, independent Shareholders’ approval, annual cap and fixed term under Chapter 14A of the Listing Rules	N/A	N/A	N/A
PARTIALLY-EXEMPT CONTINUING CONNECTED TRANSACTION
Cloud Services and Technical Services Framework Agreement
Principal Terms of the Transaction
On June 14, 2022, we have entered into a cloud services and technical services framework agreement with Tencent Cloud (the “Cloud Services and Technical Services Framework Agreement”), pursuant to which Tencent Cloud will provide us with cloud services and other cloud-related technical services including but not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and AI and other products and services.
The initial term of the Cloud Services and Technical Services Framework Agreement will commence from June 1, 2022 and will expire on December 31, 2024, subject to negotiation at renewal with mutual consent and in compliance with the Listing Rules.
Subject to the terms as provided in the Cloud Services and Technical Services Agreement, we will enter into specific agreement or place specific orders with Tencent Cloud to set out the specific terms and conditions for the cloud services and technical services.
Historical amount, annual caps and basis for annual caps
The historical amount of service fees charged for the cloud services and technical services was approximately RMB1.9 million, RMB5.2 million and RMB10.5 million for the years ended December 31, 2019, 2020 and 2021, respectively.
The proposed annual caps of the service fees contemplated under the Cloud Services and Technical Services Agreement are approximately RMB13.0 million, RMB16.0 million and RMB20.0 million for the years ending December 31, 2022, 2023 and 2024, respectively.
In arriving the proposed annual caps of the services fees above, the Board have considered the following factors:
(i)
the aforesaid historical transaction amounts and the existing agreement between our Group and Tencent Group. The services fees charged for cloud services and technical services provided by Tencent Group increased significantly in 2019, 2020 and 2021, primarily due to our increasing demand for reliable and cost-efficient cloud services as a result of the overall growth of our business which involves collaborating with the cloud services provider to provide cloud infrastructure for our platform;

(ii)
the collaboration with Tencent Group due to its stable and cost-efficient services; and

(iii)
the expected growing demand of our Group for the cloud services and technology services from Tencent Group for the years ending December 31, 2022, 2023 and 2024, primarily resulting from overall growth of our business, the expected expansion of customers’ usage of our IoT cloud development platform over time, further development of our additional features and functionalities to our PaaS offerings and potential growth of our IoT PaaS customers. In particular, as described in the paragraph headed “Business — Research & Development”, we expect to continue to devote resources to research and development activities to enhance our competitive edge to develop new product features and improve our IoT cloud development platform. In addition, as disclosed in the paragraph headed “Business — Our Growth Strategies”, for the trailing 12-month period ended December 31, 2021, the dollar-based net expansion rate of our IoT PaaS customers was 153%, demonstrating our strong ability to continue to expand customers’ usage of its IoT cloud development over time and to grow revenue generated from existing customers in the future. As a result of the increasing research and development activities as our business grows, and the increasing customers’ usage of our IoT cloud development, given that our IoT PaaS is deployed on cloud infrastructures, we expect to incur increasing expenses in respect of the cloud services and technical services to leverage Tencent Group’s cloud infrastructure to increase the operational efficiency of our cloud-based services as a result of our Group’s business growth.

Reason for the transactions
Tencent Group is a leading integrated services provider in the PRC which provides a wide range of reliable and cost-efficient cloud services and technical services. By making use of Tencent Group’s cloud computing infrastructure to enhance our cloud-based applications and technology capabilities, we are able to leverage the flexibility of cloud computing and support our business growth. Given that we have a strong demand for cloud services in our business, we believe that obtaining such outsourced services from Tencent Group as a leading integrated services provider is a cost-effective alternative to build all supporting technology infrastructure internally. We will be able to enhance our information technology efficiency, and in the meantime reduce unnecessary management resources and cost incurred from purchase of additional technology hardware and tools and recruitment of additional information technology and maintenance staff if we enter into the Cloud Services and Technical Services Framework Agreement to purchase the relevant services from Tencent Group.
Pricing basis
The services fees of cloud services and technical services contemplated under the Cloud Services and Technical Services Agreement are determined on arm’s length basis between our Group and Tencent Group based on the fee rate set by Tencent Group published on its websites and with reference to the prevailing market prices. The service fee rates of the cloud services and technical services vary depending on exact type of services involved and are determined based on the factors including but not limited to bandwidth, size of data storage and servers. Before entering into the cloud services and technical services agreement, we will assess our business needs, collect and compare the fee rate proposed by Tencent Group with the fee rate offered by other comparable service providers. In addition, we will take into account a number of factors, including but not limited to (i) the exact type of services involved; (ii) the quality, reliability and stability of cloud services and technical services of different service providers; and (iii) the service fee rate. We will compare the results and only purchase cloud services and technical services from Tencent Group when (i) the terms and conditions are fair and reasonable and on normal or no less favorable than those offered by other comparable service providers; and (ii) it is in the best interest of the Company and the Shareholders as a whole.
Information about Tencent Cloud
Tencent Cloud is a limited liability company established in the PRC on October 21, 2010, which is a wholly-owned subsidiary of Tencent. Tencent Cloud is primarily engaged in the provision of information system integration services, IaaS, PaaS and SaaS solutions in the PRC.

Listing Rules Implications
The transactions contemplated under the Cloud Services and Technical Services Agreement are conducted in the ordinary and usual course of business and on normal commercial terms.
Immediately after the Global Offering, Tencent (through the Class A Ordinary Shares held by Tencent Mobility Limited and the Class A Ordinary Shares represented by ADSs owned by Image Frame Investment (HK) Limited) will hold more than 10% of the voting rights of the Company, on the basis that each Share entitle the Shareholder to one vote per Share with respect to shareholder resolutions relating to Reserved Matters. Therefore, Tencent is a connected person of the Company. It is expected that the highest of the applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of such transactions will exceed 0.1% but will be lower than 5%. Pursuant to Rule 14A.76(2) of the Listing Rules, these transactions will be exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules, but will be subject to reporting, annual review and announcement requirements.
NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
Contractual Arrangements
Background for the Contractual Arrangements
As disclosed in the section headed “Contractual Arrangements” of this document, it is not viable for our Company to hold Hangzhou Tuya Technology directly through equity ownership. Therefore, in order for our Group to effectively control and enjoy the entire economic benefits of Hangzhou Tuya Technology, a series of Contractual Arrangements have been entered into among Tuya Information, Hangzhou Tuya Technology, and the Registered Shareholders. The Contractual Arrangements enable us to (i) receive substantially all of the economic benefits from Hangzhou Tuya Technology in consideration for the services provided by Tuya Information to Hangzhou Tuya Technology; (ii) exercise effective control over Hangzhou Tuya Technology; and (iii) hold an exclusive option to purchase the equity interests and assets in Hangzhou Tuya Technology to the extent permitted by PRC law.
Principal Terms of the Transactions
The Contractual Arrangements consist of (a) Exclusive Business Cooperation Agreement, (b) Exclusive Option Agreements, (c) Equity Interest Pledge Agreements, (d) Powers of Attorney and (e) Spouse Consents. For detailed terms of the Contractual Arrangements, please refer to the section headed “Contractual Arrangements” in this document.
Listing Rules Implications
As set out in the paragraph headed “— Connected Persons” in this section, certain parties to the Contractual Arrangements, including Mr. Wang, Mr. Chen, Mr. Zhou and Mr. Lin Yaona, are connected persons of our Group. Therefore, the transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of our Group under the Listing Rules upon Listing.
The transactions will be subject to reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
Reasons for the Waiver Application and the View of our Directors on the Continuing Connected Transaction
Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our Group’s legal structure and business, that such transactions have been and will be entered into in the ordinary and usual course of business of our Group, are on normal commercial terms and are fair and reasonable and in the interests of our Company and the Shareholders as a whole. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, the Directors consider that, given that our Group is placed in a special situation in relation to the connected transactions rules under the Contractual Arrangements, it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company, if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules.
In addition, given the Contractual Arrangements were entered into prior to the Listing and are disclosed in this document, and potential investors of our Company will participate in the Global Offering on the basis of such disclosure, our Directors consider that compliance with the announcement and the independent shareholders’ approval requirements in respect thereof immediately after Listing would add unnecessary administrative costs to our Company.
APPLICATION FOR AND CONDITIONS FOR WAIVER
In relation to the Cloud Services and Technical Services Agreement, we have applied for, and the Stock Exchange has granted to us, a waiver from strict compliance with the announcement requirement under Rule 14A.35 of the Listing Rules pursuant to Rule 14A.105 of the Listing Rules, for so long as the Shares are listed on the Stock Exchange.
We expect that the partially exempt and non-exempt continuing connected transactions disclosed above will be carried out on a continuing basis and will extend over a period of time, and our Directors consider that strict compliance with the announcement, circular and independent shareholders’ approval (as applicable) requirements under the Listing Rules would be impractical, unduly burdensome and would impose unnecessary administrative costs on our Company.
In relation to the Contractual Arrangements, we have applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as the Shares are listed on the Stock Exchange subject however to the following conditions:
(a)
No change without independent non-executive Directors’ approval — No change to the Contractual Arrangements (including with respect to any fees payable to Tuya Information thereunder) will be made without the approval of the independent non-executive Directors.

(b)
No change without independent Shareholders’ approval — Save as described in “(d) Renewal and Reproduction” below, no change to the agreements constituting the Contractual Arrangements will be made without the approval of our Company’s independent Shareholders. Once independent Shareholders’ approval of any change has been obtained, no further announcement, circular or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company (as set out in “Ongoing Reporting and Approvals” below) will however continue to be applicable.

(c)
Economic benefits flexibility — The Contractual Arrangements shall continue to enable our Group to receive the entire economic benefits derived by Hangzhou Tuya Technology through (i) our Group’s option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests in Hangzhou Tuya Technology for nominal consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the entire profit generated by Hangzhou Tuya Technology is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to Tuya Information by Hangzhou Tuya Technology under the Exclusive Business Cooperation Agreement, and (iii) the Group’s right to control the management and operation of, in substance, all of the voting rights of Hangzhou Tuya Technology.

(d)
Renewal and reproduction — On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between our Company and its subsidiaries in which our Company has direct shareholding, on the one hand, and Hangzhou Tuya Technology, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of our Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executives or substantial shareholders of any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of our Group which our Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however be treated as connected persons of our Company and transactions between these connected persons and our Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.
(e)
Ongoing reporting and approvals — Our Group will disclose details relating to the Contractual Arrangements on an on-going basis as follows:

•
The Contractual Arrangements in place during each financial period will be disclosed in our Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules.

•
Our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by Hangzhou Tuya Technology to the Relevant Shareholders which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and Hangzhou Tuya Technology during the relevant financial period under paragraph (iii) above are fair and reasonable, or advantageous to our Shareholders, so far as our Group is concerned and in the interests of our Company and our Shareholders as a whole.

•
Our Company’s auditor will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to our Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of our Directors, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by Hangzhou Tuya Technology to the Relevant Shareholders which are not otherwise subsequently assigned or transferred to our Group.

•
For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entity will be treated as our Company’s wholly-owned subsidiary, and at the same time, the directors, chief executive officers or substantial shareholders of the Consolidated Affiliated Entity and its associates will be treated as connected persons of our Group (excluding for this purpose, the Consolidated Affiliated Entity), and transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entity), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

•
Hangzhou Tuya Technology will undertake that, for so long as the Shares are listed on the Stock Exchange, Hangzhou Tuya Technology will provide our Group’s management and our Company’s auditors full access to its relevant records for the purpose of our Company’s auditors’ review of the connected transactions.

DIRECTORS’ AND JOINT SPONSORS’ VIEW
Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our Group’s legal structure and business, that the continuing connected transactions disclosed in this section have been and will be entered into in the ordinary and usual course of business of our Group, are on normal commercial terms and are fair and reasonable and in the interests of our Company and the Shareholders as a whole. Accordingly, we expect that the partially exempt and non-exempt continuing connected transactions disclosed in this section will be carried out on a continuing basis and will extend over a period of time, and our Directors consider that it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules.
Based on the documentation, information and data provided by the Company, the representations and confirmations provided by the Company and the Directors to the Joint Sponsors, and participation in due diligence and discussions with the management of the Company and the PRC Legal Advisor, the Joint Sponsors are of the view that:
1.
the Contractual Arrangements and the transactions contemplated under the Cloud Services and Technical Services Framework Agreement, have been and will be entered into in the ordinary and usual course of the Company’s business, on normal commercial terms, that are fair and reasonable, and are in the interests of the Company and the Shareholders as a whole and the proposed annual caps of the transactions contemplated under the Cloud Services and Technical Services Framework Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and

2.
with respect to the terms of the relevant agreements underlying the Contractual Arrangements, which is of a duration of longer than three years, it is a justifiable and normal business practice for the Contractual Arrangements of this type to be of such duration to ensure that (i) the financial and operational policies of the Consolidated Affiliated Entity can be effectively controlled by Tuya Information, (ii) Tuya Information can obtain the economic benefits derived from Consolidated Affiliated Entity, and (iii) any possible leakages of assets and values of Consolidated Affiliated Entity can be prevented, on an uninterrupted basis.

EQUITY INCENTIVE PLAN
The following section sets forth updated and supplemental information concerning our equity incentive plan in the Listing Application.
EQUITY INCENTIVE PLAN
1.
The 2015 Equity Incentive Plan

Summary
The Board or the Board committee as the administrator is permitted to make the necessary amendments to the 2015 Equity Incentive Plan under the terms of such plan to comply with Chapter 17 of the Listing Rules, and pursuant to meeting of the Board on June 15, 2022 and the meeting of compensation committee on June 15, 2022, the Board has approved such amendments to take effect immediately upon the Listing. The principal terms of the 2015 Equity Incentive Plan, as amended, are as described below.
We have applied to the Stock Exchange and the SFC, respectively for, (i) a waiver from strict compliance with the disclosure requirements under Rule 17.02(1)(b) of the Listing Rules and paragraph 27 of Appendix IA to the Listing Rules; and (ii) an exemption under section 342 of the Companies (Winding Up and Miscellaneous Provisions) Ordinance from strict compliance with the disclosure requirements of paragraph 10 of Part I of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance.
We have also applied to the Stock Exchange for a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Listing Rules, so that the Company may, after the Listing, continue to grant options with exercise prices based on the market price of its ADSs as traded on the NYSE instead of the closing price of the Class A Ordinary Shares as stated in the Stock Exchange’s daily quotation sheet.
(a)
Purpose

The purpose of the 2015 Equity Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of our business.
(b)
Eligibility

Any employee, Director or consultant of the Company who is engaged by the Group to render consulting or advisory services to the Group shall be eligible to participate in the 2015 Equity Incentive Plan.
(c)
Maximum number of Shares

Under the existing rules of 2015 Equity Incentive Plan, the current maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 88,202,936 Shares. As of the Latest Practicable Date, the Company has granted outstanding equity awards in the form of options and RSUs pursuant to the 2015 Equity Incentive Plan representing a total of 65,500,175 Class A Ordinary Shares. The Company will not issue any further options pursuant to the 2015 Equity Incentive Plan between the Latest Practicable Date until the Listing.
Upon the Listing, the total number of Class A Ordinary Shares which may be issued and/or transferred upon vesting or exercise of all options that may be granted pursuant to the 2015 Equity Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Class A Ordinary Shares in issue immediately upon the Listing (the “Plan Limit”), being 49,914,656 Class A Ordinary Shares. Any equity awards in the form of options that were previously granted under the 2015 Equity Incentive Plan (including those outstanding, cancelled, lapsed in accordance with the 2015 Equity Incentive Plan or exercised options) will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued upon exercise of all outstanding options under the 2015 Equity Incentive Plan to be amended and all other schemes of the Company granted and yet to be exercised shall not exceed 30% of all the Class A Ordinary Shares in issue from time to time.

(d)
Plan Administration

The 2015 Equity Incentive Plan shall be administrated by the Board or any committee of the Board. The Board or the committee of the Board as administrator determines, among other things, the participants eligible to receive the awards, the number of Class A Ordinary Shares underlying the awards to be granted to each eligible participants and the terms and conditions of each award granted.
The Company may establish a trust and appoint a trustee (the “Trustee”) to assist with the administration, exercise and vesting of awards granted under the Plan. The Company may, to the extent permitted by the applicable laws, (a) allot and issue Shares to the Trustee and/or (b) direct and procure the Trustee to make on-market purchase of Shares, in either case to satisfy the awards upon vesting or exercise. The Company shall, to the extent permitted by the applicable laws, provide sufficient funds to the Trustee by whatever means as the Board may in its absolute discretion determine to enable the Trustee to satisfy its obligations in connection with the administration, vesting and exercise of awards. If a Trustee is appointed, it is expected that the terms of the trust deed will provide that the Trustee will not exercise the voting rights attached to the Shares allotted and issued to the Trustee and/or acquired by the Trustee through on-market purchases for the purpose of the Plan before such Shares/ADSs are transferred to the participants upon vesting or exercise of the Awards.
(e)
Awards

The 2015 Equity Incentive Plan permits the awards of options, restricted shares, and restricted share units (“RSU”) approved by the plan administrator. At the discretion of the Board or the committee of the Board as administrator, ADSs in an amount equivalent to the number of Class A Ordinary Shares which otherwise would be distributed pursuant to an award may be distributed in lieu of Class A Ordinary Shares in settlement of any award.
Awards under the 2015 Equity Incentive Plan are evidenced by an award agreement between the participant and the Company. Each award shall be subject to all applicable terms and conditions of the 2015 Equity Incentive Plan and set forth the terms, conditions and limitations for each award, which may include the term of the award, and the provisions applicable in the event of termination of services of grantee. We will also comply with the requirements under Chapter 14A of the Listing Rules (to the extent applicable) with respect to the grant of awards (including the grant of awards with respect to the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs) to connected persons after the Listing.
(f)
Terms and conditions of the 2015 Equity Incentive Plan

Unless terminated earlier, the 2015 Equity Incentive Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement. The award agreement shall set forth the provisions, terms, and conditions of each award including, but not limited to, the types of awards, award vesting schedule, number of awards to be granted and the number of shares to be covered by the awards, exercise price, any restrictions or limitations on the award and term of each award. Unless otherwise provided in the award agreement, no performance targets are required to be achieved before an option can be exercised.
Unless otherwise determined by the Board or Board committee as the administrator and so provided in the award agreement, an award shall be personal to the participant and may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any matter (whether by operation of law or otherwise).
(g)
Options

Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued and/or transferred and to be transferred upon the vesting or exercise of the options granted to each participant in any 12-month period shall not (when aggregated with any Class A Ordinary Shares underlying the awards granted during such period under any other share award schemes of our Company) exceed 1% of the Class A Ordinary Shares in issue for the time being.
Our Company will not grant any awards after inside information has come to its knowledge until (and including) the trading day after it has announced the information.

In addition, our Company will not grant any award during the period commencing one month immediately before the earlier of (i) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (ii) the deadline for our Company to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement. No awards will be granted by our Company during any period of delay in publishing a results announcement.
Furthermore, no option shall be granted (i) during the period of 60 days immediately preceding the publication date of the annual results of our Company or if shorter, the period from the end of the relevant financial year up to the publication date of such results; and (ii) during the period of 30 days immediately preceding the publication date of the half-year results of our Company or if shorter, the period from the end of the relevant half-year period up to the publication date of such results.
The Board or the committee of the Board as administrator determines the exercise price for each award, which shall not be lower than the fair market value per share on the date of grant, which shall not be less than the highest of (a) the closing sales price of the Class A Ordinary Shares as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed (as determined by the Board or the Board committee delegated with authority to administer the 2015 Equity Incentive Plan) on the date of grant, (b) the average closing sales price as quoted on the principal exchange or system on which the Class A Ordinary Shares are listed for the five business days immediately preceding the date of grant. The maximum exercisable term is ten years from the date of grant. In the case of an option granted to a participant who, immediately prior to the time is granted, owns more than 10% of the total combined voting power of all classes of outstanding securities of our Company or parent company or subsidiary of our Company, the term of option shall not be exerciseable after the expiration of five years from the date of grant.
(h)
Voting and dividend rights

Until the Class A Ordinary Shares are issued, no right to vote or receive dividends or any other rights as a Shareholder shall exist with respect to the Class A Ordinary Shares.
(i)
Amendment and termination

The Board or Board committee as administrator of the 2015 Equity Incentive Plan may at any time amend, alter, suspend, or terminate the 2015 Equity Incentive Plan, subject to compliance with the requirements under the Listing Rules, and shall obtain approval of the Shareholders of any amendment to the 2015 Equity Incentive Plan to the extent necessary or desirable to comply with applicable law. In particular, the specific provisions of the 2015 Equity Incentive Plan which relate to the matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of the participants and changes the authority of the Board in relation to any alterations of the terms of the 2015 Equity Incentive Plan shall not be made without the prior approval of the Shareholders in general meeting.
No amendment, alteration, suspension, or termination of the 2015 Equity Incentive Plan shall materially and adversely affect any award previously granted pursuant to the 2015 Equity Incentive Plan unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing and signed by the participant and the company.
Outstanding options and RSUs granted
For the detailed information regarding outstanding options and RSUs granted under the 2015 Equity Incentive Plan, please see the paragraph headed “— Outstanding options and RSUs granted under the 2015 Equity Incentive Plan” below.
2.
Outstanding options and RSUs granted under the 2015 Equity Incentive Plan

As of the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2015 Equity Incentive Plan amounted to 59,763,675 Class A Ordinary Shares, representing approximately 10.33% of the issued Shares immediately following the completion of the Global Offering

(assuming the Over-allotment Option is not exercised and no further Shares are issued under the 2015 Equity Incentive Plan). Among the 59,763,675 options, 29,566,175 had vested and 30,197,500 remained unvested as of the Latest Practicable Date. As at the Latest Practicable Date, we had conditionally granted options to 551 participants under the 2015 Equity Incentive Plan.
Assuming full vesting and exercise of all outstanding options granted under the 2015 Equity Incentive Plan, the shareholding of our Shareholders immediately following completion of the Global Offering (assuming the Over-allotment Option is not exercised and no further Shares are issued under 2015 Equity Incentive Plan) will be diluted by approximately 9.36%. The dilution effect on our earnings per Share would be approximately 9.36%.
As of the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding RSUs granted under the 2015 Equity Incentive Plan amounted to 5,736,500 Class A Ordinary Shares, representing approximately 0.99% of the issued Shares immediately following the completion of the Global Offering (assuming the Over-allotment Option is not exercised and no further Shares are issued under the 2015 Equity Incentive Plan). Of the 5,736,500 RSUs, none have vested and 5,736,500 remain unvested as of the Latest Practicable Date.
Upon the Listing, the Company may grant further awards representing a total of 64,889,052 Class A Ordinary Shares pursuant to the 2015 Equity Incentive Plan. Assuming the Company grants awards representing all such shares and assuming full vesting and exercise of all such awards, the shareholding of our Shareholders immediately following completion of the Global Offering (assuming the Over-allotment Option is not exercised) will be diluted by approximately 10.08%. The dilution effect on our earnings per Share would be approximately 10.08%. In compliance with Note (1) to Rule 17.03(3) of the Listing Rules, among the 64,889,052 Class A Ordinary Shares, only up to 49,914,656 Class A Ordinary Shares, representing approximately 10% of the total Class A Ordinary Shares in issue upon the Listing, may be issued pursuant to awards granted in the form of options.
Below is a list of the grantees of the outstanding options under the 2015 Equity Incentive Plan. Other than the grantees listed below, none of the grantees under the 2015 Equity Incentive Plan is a connected person of the Company.
Name	Address	Date of grant	Expiry date	Vesting period(3)	Exercise price per Class A Ordinary Share	Number of Class A Ordinary Shares underlying the outstanding options	Approximate % of issued shares immediately after completion of the Global Offering(1)	Approximate % of voting rights immediately after completion of the Global Offering(2)
					(US$)
Directors
Mr. Wang	Room 1502, Building 27, Century New City, Wener West Road, Hangzhou, Zhejiang, China	February 21, 2021	February 20, 2031	4 years	0.2	5,100,000	0.88%	0.31%
Mr. Yang	Room 201, Unit 1, Building 5, Lvye Huayu Yuan, Liangzhu Cultural Village, Liangzhu Road, Yuhang District, Hangzhou, Zhejiang, China	August 6, 2015	August 5, 2025	4 years	0.2	3,000,000	0.52%	0.18%
		April 2, 2018	April 1, 2028	4 years	0.2	700,000	0.12%	0.04%
		January 5, 2021	January 4, 2031	4 years	0.2	2,800,000	0.48%	0.17%

Name	Address	Date of grant	Expiry date	Vesting period(3)	Exercise price per Class A Ordinary Share	Number of Class A Ordinary Shares underlying the outstanding options	Approximate % of issued shares immediately after completion of the Global Offering(1)	Approximate % of voting rights immediately after completion of the Global Offering(2)
					(US$)
Liu Yao	Flat G, 12/F, Block 3, Sorrento, 1Austin Road, Kowloon, Hong Kong	May 15, 2019	May 14, 2029	4 years	0.2	1,600,000	0.28%	0.10%
		April 27, 2020	April 26, 2030	4 years	0.2	400,000	0.07%	0.02%
		July 31, 2020	July 30, 2030	4 years	0.2	600,000	0.10%	0.04%
		January 5, 2021	January 4, 2020	4 years	0.2	400,000	0.07%	0.02%
		August 20, 2021	August 19, 2031	4 years	0.2	1,000,000	0.17%	0.06%
		September 16, 2021	September 15, 2031	4 years	0.2	1,000,000	0.17%	0.06%
Subtotal						16,600,000	2.87%	1.00%
Connected Person
Jeffrey Robert Immelt(4)	36 Ocean Course Drive, Kiawah Island, SC 29455, United States	November 11, 2019	November 10, 2029	3 years	1.08	500,000	0.09%	0.03%
Other grantees who are granted options to subscribe for 1 to 99,999 Class A Ordinary Shares
482 grantees	N/A	From March 5, 2015 to May 6, 2022	From March 4, 2025 to May 5, 2032	4 years	0.04135 – 2.88	9,794,675	1.69%	0.59%
Other grantees who are granted options to subscribe for 100,000 to 499,999 Class A Ordinary Shares
52 grantees	N/A	From March 5, 2015 to May 6, 2022	From March 4, 2025 to May 5, 2032	4 years	0.2 – 1.08	9,239,000	1.60%	0.56%
Other grantees who are granted options to subscribe for 500,000 to 999,999 Class A Ordinary Shares
3 grantees	N/A	From March 5, 2015 to January 17, 2022	From March 4, 2025 to January 16, 2032	4 years	0.2	1,810,000	0.31%	0.11%
Other grantees who are granted options to subscribe for 1,000,000 to 1,999,999 Class A Ordinary Shares
6 grantees	N/A	From March 5, 2015 to May 6, 2022	From March 4, 2025 to May 5, 2032	4 years	0.2	7,580,000	1.31%	0.46%
Other grantees who are granted options to subscribe for 2,000,000 or above Class A Ordinary Shares
2 grantees	N/A	March 5, 2015 to May 15, 2019	From March 4, 2025 to May 14, 2029	4 years	0.2	5,100,000	0.88%	0.31%
Other grantees who are granted options to subscribe for 3,000,000 or above Class A Ordinary Shares
Ke Dumin	4-1-901, Wutong Jun, Xianlin Emerald City, Hangzhou	March 5, 2015	March 4, 2025	4 years	0.2	3,740,000	0.65%	0.22%
		January 5, 2021	January 4, 2031	4 years	0.2	2,300,000	0.40%	0.13%
Sun Xintao	Room 102, Unit 4, Building 14, Wener New Village, Xihu District, Hangzhou	March 5, 2015	March 4, 2025	4 years	0.2	400,000	0.07%	0.02%

Name	Address	Date of grant	Expiry date	Vesting period(3)	Exercise price per Class A Ordinary Share	Number of Class A Ordinary Shares underlying the outstanding options	Approximate % of issued shares immediately after completion of the Global Offering(1)	Approximate % of voting rights immediately after completion of the Global Offering(2)
					(US$)
		December 9, 2016	December 8, 2026	4 years	0.2	100,000	0.01%	0.006%
		May 12, 2017	May 11, 2027	4 years	0.2	600,000	0.10%	0.04%
		November 3, 2017	November 2, 2027	4 years	0.2	600,000	0.10%	0.04%
		February 22, 2018	February 21, 2028	4 years	0.2	200,000	0.03%	0.01%
		April 2, 2018	April 1, 2028	4 years	0.2	700,000	0.12%	0.04%
		May 15, 2019	May 14, 2029	4 years	0.2	500,000	0.09%	0.03%
Total						59,763,675	10.33%	3.59%

Notes:
(1)
The calculation is made assuming the Over-allotment Option is not exercised, no further Shares are issued under the 2015 Equity Incentive Plan.

(2)
The calculation is made assuming that the Over-allotment Option is not exercised, no further Shares are issued under the 2015 Equity Incentive Plan, no Class B Ordinary Shares are converted into Class A Ordinary Shares and without taking into account the voting rights attached to the 25,691,894 Class A Ordinary Shares (as of the Latest Practicable Date) held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan.

(3)
The exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the relevant 2015 Equity Incentive Plan and the share option award agreement signed by the grantee.

(4)
As at the Latest Practicable Date, Mr. Jeffrey Robert Immelt was our Director. He has resigned from directorship before the date of this document.

Below is a list of the grantees of the outstanding RSUs under the 2015 Equity Incentive Plan. None of the grantees under the 2015 Equity Incentive Plan is a connected person of the Company.
Number	Date of grant	Vesting period(3)	Number of Class A Ordinary Shares underlying the outstanding RSUs	Approximate % of issued shares immediately after completion of the Global Offering(1)	Approximate % of voting rights immediately after completion of the Global Offering(2)
Other employees
534 grantees	From June 16, 2021 to May 6, 2022	4 years	5,736,500	0.99%	0.34%
Total			5,736,500	0.99%	0.34%

Notes:
(1)
The calculation is made assuming the Over-allotment Option is not exercised, no further Shares are issued under the 2015 Equity Incentive Plan.

(2)
The calculation is made assuming that the Over-allotment Option is not exercised, no further Shares are issued under the 2015 Equity Incentive Plan, no Class B Ordinary Shares are converted into Class A Ordinary Shares and without taking into account the voting rights attached to the 25,691,894 Class A Ordinary Shares (as of the Latest Practicable Date) held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan.

(3)
HUANG Sidney Xuande has entered into a director service agreement with the Company on June 16, 2022, pursuant to which it is agreed that the Company will grant RSUs representing a total of 400,000 Class A Ordinary Shares or ADS in equivalent amount pursuant to 2015 Equity Incentive Plan on the Listing Date, and the RSUs shall vest in 25% each for 4 years.